
10011402

W&T Offshore, Inc.

2009 Annual Report

What has 572 legs, a tough outer shell, the ability to thrive on water or land, and an incredible sense of direction?

The dedicated and experienced people of W&T Offshore.

W&T OFFSHORE
INCORPORATED

April 1, 2010

Dear Shareholder:

It is my pleasure to invite you to the 2010 Annual Meeting of Shareholders of W&T Offshore, Inc. to be held on Monday, May 3, 2010 at 9:00 a.m., Central Daylight Time, at the Houston City Club, One City Club Drive, Houston, Texas 77046. I hope you will be able to attend.

Details of the business to be conducted at the Annual Meeting are provided in the attached Notice of Annual Meeting and Proxy Statement. Additionally, enclosed with the proxy materials is our Annual Report on Form 10-K.

You received with this booklet a proxy card that indicates the number of votes that you will be entitled to cast at the meeting according to our records or the records of your broker or other nominee. Our Board of Directors has determined that owners of record of our Common Stock at the close of business on March 25, 2010 are entitled to notice of, and have the right to vote at, the Annual Meeting and any reconvened meeting following any adjournment or postponement of the meeting.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to promptly vote and submit your proxy by signing, dating and returning the enclosed proxy card in the enclosed envelope. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy.

On behalf of the Board of Directors and our employees, I would like to express my appreciation for your continued interest in our affairs. I look forward to greeting as many of you as possible at the meeting.

Sincerely,



Tracy W. Krohn
Chairman of the Board and
Chief Executive Officer

Nine Greenway Plaza, Suite 300
Houston, Texas 77046
Phone (713) 626-8525



NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2010

Notice is hereby given that the 2010 Annual Meeting of Shareholders of W&T Offshore, Inc., a Texas corporation, will be held at the Houston City Club, One City Club Drive, Houston, Texas 77046 on May 3, 2010 at 9:00 a.m. Central Daylight Time for the following purposes:

(1) to elect seven directors to hold office until the 2011 Annual Meeting of Shareholders and until their successors are duly elected and qualified;

(2) to approve the material terms of the W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan for purposes of complying with the requirements of Section 162(m) of the Internal Revenue Code;

(3) to ratify the appointment of Ernst & Young LLP as our independent registered public accountants for the year ending December 31, 2010; and

(4) to transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Only shareholders of record at the close of business on March 25, 2010 will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof, notwithstanding the transfer of any shares after such date. A list of these shareholders will be open for examination by any shareholder at the Annual Meeting, and for ten days prior thereto at our principal executive offices at Nine Greenway Plaza, Suite 300, Houston, Texas 77046.

By Order of the Board of Directors,

J. F. Freel
Chairman Emeritus and Secretary

Houston, Texas
April 1, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON MAY 3, 2010

The Proxy Statement and our Annual Report to Shareholders are also available on our website at *www.wtoffshore.com.*

PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD TO US, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON. SHAREHOLDERS WHO ATTEND THE 2010 ANNUAL MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON.

Table of Contents

W&T OFFSHORE, INC.

Nine Greenway Plaza, Suite 300
Houston, Texas 77046

PROXY STATEMENT
2010 ANNUAL MEETING OF SHAREHOLDERS

THE ANNUAL MEETING

This proxy statement is solicited by and on behalf of the Board of Directors (the "Board") of W&T Offshore, Inc. for use at the 2010 Annual Meeting of Shareholders (the "Annual Meeting") to be held on May 3, 2010 at the Houston City Club, One City Club Drive, Houston, Texas 77046, at 9:00 a.m. Central Daylight Time, or at any adjournments or postponements thereof. Unless the context requires otherwise, references in this Proxy to "we," "us," "our" and the "Company" refer to W&T Offshore, Inc. The solicitation of proxies by the Board of Directors will be conducted primarily by mail. Additionally, officers, directors and employees of the Company may solicit proxies personally or by telephone, e-mail or other forms of wire or facsimile communication. These officers, directors and employees will not receive any extra compensation for these services. The Company will reimburse brokers, custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of common stock of the Company (the "Common Stock"). The costs of the solicitation will be borne by the Company. This proxy statement and the form of proxy are first being mailed to shareholders of the Company on or about April 8, 2010.

Purposes of the 2010 Annual Meeting

The purposes of the 2010 Annual Meeting are: (1) to elect seven directors to the Board of Directors of the Company; (2) to approve the material terms of the W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan for purposes of complying with the requirements of Section 162(m) of the Internal Revenue Code; (3) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants for the year ending December 31, 2010; and (4) to transact such other business as may properly come before the meeting and any adjournment or postponement thereof. Although the Board does not anticipate that any other matters will come before the 2010 Annual Meeting, your executed proxy gives the official proxies the right to vote your shares at their discretion on any other matter properly brought before the Annual Meeting.

Voting Rights and Solicitation

Only shareholders of record at the close of business on March 25, 2010 (the "Record Date") will be entitled to notice of and to vote at the 2010 Annual Meeting. As of the Record Date, there were 74,670,734 shares of Common Stock outstanding, each of which is entitled to one vote on any matter to come before the meeting. Common Stock is the only class of outstanding securities of the Company. The holders of issued and outstanding shares representing at least a majority of the outstanding shares of Common Stock, present in person or represented by proxy at the Annual Meeting, will constitute a quorum necessary to hold a valid meeting. The person who is appointed by the chairman of the meeting to be the judge of election will treat the holders of all shares of Common Stock represented by a returned, properly executed proxy, including shares that abstain from voting, as present for purposes of determining the existence of a quorum at the Annual Meeting. Each share of Common Stock present or represented at the Annual Meeting will be entitled to one vote on any matter to come before the shareholders.

If you hold your shares in "street name," you will receive instructions from your brokers or other nominees describing how to vote your shares. If you do not instruct your brokers or nominees how to vote your shares, they may vote your shares as they decide as to each matter for which they have discretionary authority under the rules of the New York Stock Exchange. For Proposal 3 (*Ratification of the Appointment of Ernst & Young LLP*) to be voted on at the Annual Meeting, brokers and other nominees will have discretionary authority in the absence of timely instructions from you.

There are also non-discretionary matters for which brokers and other nominees do not have discretionary authority to vote unless they receive timely instructions from you. For Proposals 1 (*Election of Directors*) and 2 (*Approval of the W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan*) to be voted on at the Annual Meeting, you must provide timely instructions on how the broker or other nominee should vote your shares. When a broker or other nominee does not have discretion to vote on a particular matter, you have not given timely instructions on how the broker or other nominee should vote your shares and the broker or other nominee indicates it does not have authority to vote such shares on its proxy, a "broker non-vote" results. Although any broker non-vote would be counted as present at the meeting for purposes of determining a quorum, it would be treated as not entitled to vote with respect to non-discretionary matters.

Abstentions occur when stockholders are present at the Annual Meeting but fail to vote or voluntarily withhold their vote for any of the matters upon which the stockholders are voting.

- Item 1 (*Election of Directors*): To be elected, each nominee for election as a director must receive the affirmative vote of a plurality of the votes of our Common Stock, present in person or represented by proxy at the meeting and entitled to vote on the proposal. This means that director nominees with the most votes are elected. Votes may be cast in favor of or withheld from the election of each nominee. Votes that are withheld from a director's election will be counted toward a quorum, but will not affect the outcome of the vote on the election of a director. Broker non-votes will not be taken into account in determining the outcome of the election.
- Item 2 (*Approval of the W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan*): A majority of the votes represented at the Annual Meeting must be cast "FOR" Proposal 2 in order for the amendment to be approved at the Annual Meeting. Abstentions and broker non-votes are not treated as votes entitled to be cast and therefore are not counted for purposes of determining whether a majority has been achieved.
- Item 3 (*Ratification of the Appointment of Ernst & Young LLP*): Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010 requires the affirmative vote of the holders of a majority of the votes of our Common Stock cast at the Annual Meeting with respect to the proposal. An abstention is not treated as a vote entitled to be cast and therefore is not counted for purposes of determing whether a majority has been achieved.

The Board of Directors is soliciting your proxy on the enclosed proxy card to provide you with an opportunity to vote on the matters described in this proxy statement, whether or not you attend in person. If you execute and return the enclosed proxy card, your shares will be voted as you specify. If you make no specifications, your shares will be voted in accordance with the Board's recommendations. If you submit a proxy card, you may subsequently revoke it by submitting a revised proxy card or a written revocation at any time before your original proxy is voted. You may also attend the Annual Meeting in person and vote by ballot, which would effectively cancel any proxy you previously gave.

PROPOSAL 1

ELECTION OF DIRECTORS

Currently, the Company's Board of Directors is composed of seven directors, Messrs. Tracy W. Krohn, J. F. Freel, Samir G. Gibara, S. James Nelson, Jr., Robert I. Israel and B. Frank Stanley and Ms. Virginia Boulet. At the Annual Meeting, seven directors are to be elected, each of whom will serve until the 2011 Annual Meeting and until his or her successor is duly elected and qualified.

The Board has nominated and, unless authority to vote is withheld or otherwise properly instructed, the persons named as official proxies on the enclosed proxy card intend to and will vote "FOR" the election of the following individuals as members of the Board of Directors: Ms. Virginia Boulet and Messrs. J. F. Freel, Samir G. Gibara, Robert I. Israel, Tracy W. Krohn, S. James Nelson, Jr. and B. Frank Stanley. Each nominee has consented to be nominated and to serve if elected.

Information about the Nominees



Virginia Boulet, age 56, has served on the Board of Directors of the Company since March 2005. She is currently Chair of the Nominating and Corporate Governance Committee. She has been employed as Special Counsel to Adams and Reese, LLP, a law firm, since 2002. She is also an adjunct professor of law at Loyola University Law School. Prior to 2002, Ms. Boulet was a partner at the law firm Phelps Dunbar, LLP. Ms. Boulet has over 20 years of experience in mergers and acquisitions, equity securities offerings, general business matters and counseling clients regarding compliance with federal securities laws and regulations. Ms. Boulet currently serves on the board of directors of CenturyTel, Inc., a telecommunications company. Service on this board has provided her the background and experience of board processes, function, exercise of diligence and oversight of management. In the past, she served as President and Chief Operating Officer of IMDiversity, Inc., an on-line recruiting company. Ms. Boulet received a B.A. in Medieval History from Yale University, and a J.D., cum laude, from Tulane University Law School. With her public company board experience and recruiting experience as president of a recruiting company, Ms. Boulet is well suited to the Nominating and Corporate Governance Committee functions of identifying and evaluating individuals qualified to become board members and evaluating our corporate governance policies. Her legal background also provides her with a high level of technical expertise in reviewing transactions and agreements and addressing the myriad legal issues presented to the Board. Ms. Boulet gained valuable leadership and management skills during her tenure as President and Chief Operating Officer of IMDiversity, Inc.



J. F. Freel, age 97, has served as a director since the Company's founding in 1983 and Secretary of the Company since 1984. Mr. Freel has been actively involved in the oil and natural gas business since 1934, first as a geophysicist for 11 years with the Humble Oil and Refining Company ("Humble"), then, in 1945, as founder and president of Research Explorations, Inc., a geophysical survey contractor to major oil companies, including Humble, until it was sold in 1963. In 1964, he became founder and president of Kiowa Minerals Company ("Kiowa"), a company that until 1983 engaged in development drilling operations in Texas and Louisiana. Mr. Freel is married to Mr. Krohn's mother. Mr. Freel has considerable institutional knowledge of the Company, having served as a director from the Company's inception. In addition, Mr. Freel's involvement in the oil and gas industry for more than 70 years has given him a unique and insightful perspective on the oil and gas industry in which the Company operates.



Samir G. Gibara, age 70, has served on the Board of Directors of the Company since May 2008. Mr. Gibara is a private investor. He served as Chairman of the Board and Chief Executive Officer of The Goodyear Tire & Rubber Company ("Goodyear") from 1996 to his retirement in 2002 and remained as non-executive chairman until June 30, 2003. Prior to 1996, Mr. Gibara served that company in various managerial posts prior to being elected President and Chief Operating Officer in 1995. Mr. Gibara is a graduate of Cairo University and holds a M.B.A. from Harvard University. Mr. Gibara also attended the Kellogg Graduate School of Management at Northwestern University. He has served on the boards of directors of Goodyear (1996 - 2003), Sumitomo Rubber Industries (1999 - 2002) and Dana Corp. (2004 - 2008). Since 1999, he has served on the board of directors of International Paper Company and is currently a member of its Audit and Compensation Committees. Mr. Gibara brings extensive business and management expertise to the Company from his background as Chief Executive Officer of Goodyear. Mr. Gibara also has considerable experience serving as a director from his directorships with several other large companies. We believe Mr. Gibara's executive and educational background qualifies him for service as a member of our Board and member of our Audit and Compensation Committees.



Robert I. Israel, age 60, has served on the Board of Directors of the Company since 2007. He is currently a Partner at Compass Advisers, LLP, a private equity and investment banking firm. Prior to joining Compass in 2000, he was the head of the Energy Department of Schroder & Co., Inc. from 1990 to 2000. Additionally, since 1997, he has served on the board of Randgold Resources Limited, an African-based gold mining company, and several non-public energy related companies. Mr. Israel holds a M.B.A. from Harvard University and a B.A. from Middlebury College. Mr. Israel, with over 30 years of corporate finance experience, has a strong business and financial background, especially in the natural resources sector. Mr. Israel's corporate finance experience and his public company board experience, as well as his industry knowledge, make him a valuable addition to our Board and our Audit Committee.



Tracy W. Krohn, age 55, has served as Chief Executive Officer since he founded the Company in 1983, as President from 1983 until 2008, as Chairman of the Board since 2004 and as Treasurer from 1997 until 2006. Mr. Krohn has been actively involved in the oil and gas business since graduating with a B.S. in Petroleum Engineering from Louisiana State University in 1978. He began his career as a petroleum engineer and offshore drilling supervisor with Mobil Oil Corporation. Prior to founding the Company, from 1982 to 1983, Mr. Krohn was senior engineer with Taylor Energy. From 1996 to 1997, Mr. Krohn was also Chairman and Chief Executive Officer of Aviara Energy Corporation in Houston, Texas. Mr. Krohn's mother is married to Mr. Freel. As founder of the Company, Mr. Krohn is one of the driving forces behind the Company and its success to date. Over the course of the Company's history, Mr. Krohn has successfully grown the Company through his exceptional leadership skills and keen business judgment.



S. James Nelson, Jr., age 67, has served on the Board of Directors of the Company since January 2006. He is currently Chair of the Audit Committee and the Compensation Committee and also serves as Presiding Director. In 2004, Mr. Nelson retired after 15 years of service from Cal Dive International, Inc., a marine contractor and operator of offshore oil and natural gas properties and production facilities, where he was a founding shareholder, Chief Financial Officer from 1990 to 2000, Vice Chairman from 2000 to 2004 and a director. From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial Officer of Diversified Energies, Inc. and from 1980 to 1985 was the Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co., where he became a partner in 1976. Mr. Nelson is also a certified public accountant. Additionally, Mr. Nelson has served on the boards of directors and audit committees of Oil States International, Inc., a diversified oilfield service company, and ION Geophysical (formerly Input/Output, Inc.), a seismic services provider. From 2005 until the company's sale in 2008, he was also a member of the Board of Directors, Compensation Committee and Audit Committee of Quintana Maritime LTD, a provider of dry bulk shipping services based in Athens, Greece. In March 2010, Mr. Nelson joined the board and audit committee of the general partner of Genesis Energy, LP, a midstream Master Limited Partnership which operates pipelines and provides services to refineries and industrial gas users. Mr. Nelson received a B.S. in Accounting from Holy Cross College and holds a M.B.A. from Harvard University. Mr. Nelson has an extensive background in public accounting both from his time as a Partner at Arthur Andersen & Co. and his time as Chief Financial Officer at various companies. Mr. Nelson's service on audit committees of other companies enables him to remain current on audit committee best practices and current financial reporting developments within the energy industry. We believe these experiences and skills qualify him to serve as the Chair of our Audit and Compensation Committees.



B. Frank Stanley, age 55, has served on the Board of Directors of the Company since 2009. He is currently President and Chief Financial Officer of Retail Concepts, Inc., a privately-held retail chain of 22 stores in 11 states with over five hundred employees. Prior to joining Retail Concepts, Inc. in 1988, he was Chief Financial Officer of Southpoint Porsche Audi WGW Ltd. from 1987 to 1988. From 1985 to 1987, he was employed by KPMG Peat Marwick, holding the position of Manager, Audit in 1987. From 1983 to 1984, he was Chief Financial Officer of Design Research, Inc., a manufacturer of housing for offshore drilling platforms. From 1980 to 1982, he was Chief Financial Officer of Tiger Oilfield Rental Co., Inc. and from 1977 to 1979, he was an accountant with Trunkline Gas Co. Mr. Stanley holds a B.B.A. in Accounting from Texas A&M University and is a certified public accountant. Mr. Stanley has an extensive background in accounting and financial matters, which qualify him for service as a member of our Board and Audit and Compensation Committees.

Recommendation of the Board of Directors

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE SEVEN NOMINEES LISTED ABOVE.

PROPOSAL 2

APPROVAL OF THE MATERIAL TERMS OF THE W&T OFFSHORE, INC. AMENDED AND RESTATED INCENTIVE COMPENSATION PLAN FOR PURPOSES OF COMPLYING WITH THE REQUIREMENTS OF SECTION 162(M) OF THE INTERNAL REVENUE CODE

Introduction

On February 24, 2010, our Board of Directors approved the W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan, to ensure compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan was last amended in connection with our 2009 shareholders meeting when it was titled the W&T Offshore, Inc. Long-Term Incentive Plan, where our shareholders approved the issuance of additional shares for the plan in order to continue providing meaningful incentive awards to our employees. The 2009 amendment approved the issuance of 3,667,293 shares of our common stock for the plan, and this Proposal 2 is not intended to amend this number in any way. On February 24, 2010, our Board of Directors approved various administrative amendments to the plan, including the separation of plan administrative duties between the Compensation Committee of our Board, our Chief Executive Officer and our President. In connection with such amendments, the plan has also been re-titled the W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan (the "Amended Plan").

The Amended Plan is intended to qualify for exemption from the deduction limitations of Section 162(m) of the Code ("Section 162(m)") by providing "performance-based compensation" to "covered employees" within the meaning of Section 162(m). Under Section 162(m), the federal income tax deductibility of compensation paid to our Chief Executive Officer and our three other most highly compensated officers (other than our principal financial officer) ("Covered Employees") determined pursuant to the executive compensation disclosure rules under the Securities Exchange Act of 1934 (the "Exchange Act") may be limited to the extent such compensation exceeds $1,000,000 in any taxable year. However, we may deduct compensation paid to our Covered Employees in excess of that amount if it qualifies as "performance-based compensation" as defined in Section 162(m). Section 162(m) potentially could apply to all awards under the Amended Plan, whether paid in cash or in shares of our common stock (the "Common Stock"). In addition to certain other requirements, in order for awards under the Amended Plan to constitute "performance-based compensation," the material terms of the Amended Plan must be disclosed to and approved by our shareholders.

Under the Section 162(m) regulations, the material terms of the Amended Plan are (i) the maximum amount of compensation that may be paid to a participant under the Amended Plan in any fiscal year (which is described in detail below in the section titled "Summary of the Amended Plan—Individual Limits on Awards"), (ii) the participants eligible to receive compensation under the Amended Plan (which is described in detail below in the section titled "Summary of the Amended Plan—Eligibility"), and (iii) the business criteria on which the performance goals shall be based (which is described in detail below in the section titled "Summary of the Amended Plan—Performance Awards and Annual Incentive Awards"). We intend for awards under the Amended Plan to qualify for exemption from the deduction limitations of Section 162(m) where the plan administrator has determined that a Section 162(m) compliant award is appropriate. Accordingly, we are requesting that our shareholders reapprove the material terms of the Amended Plan for Section 162(m) purposes so that awards under the Amended Plan that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) will be fully deductible. The full text of the Amended Plan is attached hereto as Appendix A.

Consequences of Failing to Approve the Proposal

Failure of our shareholders to approve this Proposal will not affect the rights of existing award holders under the Amended Plan or under any previously granted awards under the Amended Plan; failure to receive approval shall not impact our ability to grant awards under the Amended Plan to participants that are not considered our Covered Employees on a going forward basis. However, if this Proposal is not approved, the deductibility of awards granted to Covered Employees after this 2010 Annual Meeting of Shareholders (including awards granted with respect to shares of Common Stock that were previously authorized under the Amended Plan) may be reduced; and we will be severely limited in our ability to grant awards to our Covered Employees, as none of them shall be eligible to receive Awards pursuant to the Amended Plan until and unless a proposal similar or identical to this Proposal is later approved. Thus, we will be required to reevaluate our compensation structure as it relates to our executive officers.

Summary of the Amended Plan

The following summary provides a general description of the material features of the Amended Plan, and is qualified in its entirety by reference to the full text of the Amended Plan attached as Appendix A. The purpose of the Amended Plan is to provide incentives to our employees, officers, consultants and advisors to devote their abilities and energies to our success. We intend to achieve the Amended Plan's purpose by primarily providing grants of (i) incentive stock options qualified as such under U.S. federal income tax laws ("Incentive Options"), (ii) stock options that do not qualify as incentive stock options ("Nonstatutory Options," and together with Incentive Options, "Options"), (iii) restricted stock awards ("Restricted Stock Awards"), (iv) restricted stock units ("Restricted Stock Units"), (v) stock appreciation rights ("SARs"), (vi) bonus stock and other stock-based awards, (vii) dividend equivalents, either as stand-alone awards or in connection with other awards, (viii) performance units or shares ("Performance Awards"), which include annual incentive awards ("Annual Incentive Awards"), or (ix) any combination of such awards (collectively referred to as "Awards"). Individual terms applicable to the various Awards, such as vesting or transferability, may be established by the plan administrator at the time of grant. Awards may currently be made under the Amended Plan only until April 15, 2014, although any outstanding awards in existence at such time shall remain subject to the terms and conditions of the Amended Plan beyond that date.

Administration

The Compensation Committee of our Board of Directors will administer the Amended Plan for all Covered Employees. The Compensation Committee will consist solely of two or more directors who qualify as "outside directors" within the meaning of Section 162(m) unless it is determined unnecessary for purposes of Section 162(m). Our then-current Chief Executive Officer and President will administer the Amended Plan for all other eligible participants. For purposes of this Proposal, the term "Plan Administrator" will refer to the Compensation Committee, or the Chief Executive Officer and President, as applicable. The Plan Administrator will administer the Amended Plan pursuant to its terms and all applicable state, federal or other rules or laws. Unless otherwise limited by the Amended Plan, Rule 16b-3 of the Exchange Act, or any provisions of the Code, the Plan Administrator has broad discretion to administer the Amended Plan, interpret its provisions and adopt policies for implementing the Amended Plan. This discretion includes the power to determine when and to whom Awards will be granted, determine the amount of such Awards (measured in cash, shares of Common Stock or as otherwise designated), prescribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), delegate duties under the Amended Plan, terminate, modify or amend the Amended Plan (subject to ratification by the Board), and to execute all other responsibilities permitted or required under the Amended Plan.

All determinations by the Plan Administrator which were made within the Plan Administrator's discretion and authority regarding the Amended Plan or an individual Award shall be final and binding on all persons, including us.

Eligibility

The employees eligible to receive awards under the Amended Plan are our regular full-time or part-time employees, or those of our affiliates; as of April 1, 2010, this would constitute approximately 280 individuals. Our consultants and advisors are also eligible to participate following a determination by our Plan Administrator that they should receive an Award pursuant to the Amended Plan; as of April 1, 2010, this group consists of 0 individuals, but this number could change at the discretion of the Plan Administrator. Unless otherwise noted in an individual Award agreement, if an eligible employee is terminated or a consultant's services are terminated for cause, an award may be cancelled or required to be forfeited, as determined by the Board of Directors.

Individual Limits on Awards

Consistent with certain provisions of the Code, there are restrictions providing for a maximum number of shares of Common Stock that may be granted in any one year to a Covered Employee and a maximum amount of compensation payable as an award under the Amended Plan to a Covered Employee. No Covered Employee may receive an award covering, nor may any qualified Performance Award payment be made that constitutes, more than 20% of the aggregate number of shares which have been approved for issuance under the Plan. Currently, this number would be 733,458, or 20% of the 3,667,293 shares of Common Stock that we have approved for issuance under the Amended Plan. The maximum amount of Awards designed to be paid in cash, or the maximum amount of Awards for which the settlement is not based on a number of shares of Common Stock, shall have a dollar amount of $8,581,459, which is also the fair market value of 733,458 shares of our Common Stock on January 1, 2010, the Effective Date of the Amended Plan. In the event that the Award is an Incentive Option, the value of the Common Stock covered by such an Award may not exceed $100,000 in any one year.

With respect to a grant of Incentive Options, a participant must be an employee of ours or an employee of a corporate subsidiary of ours and, immediately before the time the Incentive Option is granted, the participant may not own stock possessing more than 10% of the total combined voting power or value of all classes of our stock of or the stock of any of our subsidiaries (a "10% Participant") unless, at the time the Incentive Option is granted, the exercise price of the Incentive Option is at least 110% of the fair market value of the Common Stock underlying the Incentive Option.

Source of Shares

Stock issued under the Amended Plan may come from authorized but unissued shares of our Common Stock, from Common Stock held in our company treasury or from previously issued shares of Common Stock we have acquired in the open market. If there is a forfeiture, termination or other surrender of Common Stock that underlies an Award, or our Common Stock was used to pay withholding taxes or an Option exercise price, those shares will again be available for issuance under the plan unless an applicable law or regulation prevents such re-issuance.

Awards Under the Amended Plan

Performance Awards and Annual Incentive Awards. Under the Amended Plan, Performance Awards may be designed as performance-based awards that may or may not also be designed to qualify as "performance-based compensation" as defined in Section 162(m). The Plan Administrator may also grant Annual Incentive Awards based on performance criteria noted below for Performance Awards generally.

Following the approval by our shareholders of the material terms of the Amended Plan, the Plan Administrator may use any measures of performance described below it deems appropriate in establishing performance conditions and may exercise its discretion, to the extent such discretion does not violate applicable law, to decrease the amounts payable under any Award based on such conditions. Further, if an eligible person is a Covered Employee, and the Plan Administrator (which in this context, only the Compensation Committee will be eligible to administer the Award and make all applicable determinations) determines that the contemplated Award should qualify as "performance-based compensation" under Section 162(m), then the grant and/or settlement of such Award will be contingent upon achievement of one or more pre-established performance goals based on business criteria set forth below.

In the case of an Award to a person who is a Covered Employee, performance goals will consist of one or more of the business criteria described below and targeted levels of performance with respect to each of such criteria as specified by the Plan Administrator. Performance goals will be designed to be objective, "substantially uncertain" of achievement at the date of grant and will otherwise meet the requirements of Section 162(m) and regulations thereunder. Performance goals may vary among Award recipients or among Awards to the same recipient. Performance goals will be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under Section 162(m). One or more of the following business criteria for our company, on a consolidated basis, and/or for specified subsidiaries or business or geographical units of our company (except with respect to the total shareholder return and earnings per share criteria), shall be used by the Plan Administrator in establishing performance goals for such Performance Awards: (1) earnings per share; (2) increase in revenues; (3) increase in cash flow; (4) increase in cash flow from operations; (5) increase in cash flow return; (6) return on net assets; (7) return on assets; (8) return on investment; (9) return on capital; (10) return on equity; (11) economic value added; (12) operating margin; (13) contribution margin; (14) net income; (15) net income per share; (16) pretax earnings; (17) pretax earnings before interest, depreciation and amortization; (18) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (19) pretax earnings after lease operating expenses and general and administrative expenses; (20) debt reduction; (21) market share; (22) change in the fair market value of our Common Stock; (23) operating income; (24) total shareholder return; (25) production growth; (26) reserves growth; and (27) reduction in general and administrative expenses; any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Plan Administrator including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies. For purposes of items (1), (7), (8), (9), (10), (14), (16), (17), (19) and (23) above, the criteria may, or may not, exclude special items such as ceiling test impairment charges, loss on extinguishment of debt, derivative losses, interest rate swap losses and transaction costs associated with any acquisitions or dispositions affecting any specific criteria for the applicable year. One or more of the business criteria noted above shall also be exclusively used in establishing performance goals for Annual Incentive Awards granted to a Covered Employee under the Amended Plan.

We feel that many of the business criteria noted above are generally applicable to many businesses, but we realize that certain of the business criteria above are industry-specific standards which need further explanation. The "ceiling test impairment charges" refer to an accounting adjustment. Under the full cost method of accounting that we use, we are periodically required to perform a "ceiling test," which determines a limit on the book value of our oil and natural gas properties. If the capitalized costs of our oil and natural gas properties exceeds the present value of future net revenues (as adjusted for certain items), the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization; these charges are not recoverable or reversible in future periods. A "loss on extinguishment of debt" may occur where we write-off deferred financing costs related to certain loans or financial transactions.

All determinations by the Plan Administrator as to the establishment, amount and achievement of performance goals will be made in writing; and the Plan Administrator may not delegate any responsibility relating to such Awards granted to Covered Employees under Section 162(m). The Plan Administrator will specify the circumstances under which Awards will be paid or forfeited if an Award holder is terminated before settlement.

The remaining discussion in this Proposal 2 related to Awards that may be issued pursuant to the Amended Plan, potential Change in Control scenarios, or the tax implications of the Amended Plan does not need the approval of our shareholders; they are provided here for convenience to our shareholders in order to give further context to the Amended Plan and its purposes and effects.

Options. Under the Amended Plan, the Plan Administrator may grant Options to eligible persons, including (i) Incentive Options (only to our employees or the employees of our corporate subsidiaries) which comply with

Section 422 of the Code and (ii) Nonstatutory Options. The exercise price of each Option granted under the Plan will be stated in the Option agreement and may vary; provided, however, that the exercise price for an Option must not be less than 100% of the fair market value per share of the Common Stock as of the Option grant date. Options may be exercised as the Plan Administrator determines, but not later than 10 years from the date of grant (or in the case of a 10% Participant who has received an Incentive Option, five years). Incentive Options will not be granted after April 15, 2014. The Plan Administrator will determine the methods and form of payment for the exercise price of an Option (including, in the discretion of the Plan Administrator, payment in Common Stock, other Awards or other property) and the methods and forms in which Common Stock will be delivered to a participant.

The Plan Administrator will determine at the time of a grant of an Option whether to require forfeiture of the Options upon a termination of employment for any reason, or upon other events such as a "Change in Control" (as defined below).

Stock Appreciation Rights. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of Common Stock on the date of exercise over the grant price of the SAR, as determined by the Plan Administrator. SARs may be awarded in connection with or separate from an Option. SARs awarded in connection with an Option will entitle the holder, upon exercise, to surrender the related Option or portion thereof relating to the number of shares for which the SAR is exercised. The surrendered Option or portion thereof will then cease to be exercisable. However, a SAR awarded in connection with an Option is exercisable only to the extent that the related Option is exercisable. SARs granted independently of an Option will be exercisable as the Plan Administrator determines. The term of a SAR will be for a period determined by the Plan Administrator. SARs may be paid in cash, Common Stock or a combination of cash and Common Stock, as the Plan Administrator provides in the Award agreement governing the SAR.

Restricted Stock Awards. The Restricted Stock Award has traditionally been our most commonly utilized equity-based compensation award. A Restricted Stock Award is a grant of shares of Common Stock subject to a risk of forfeiture, restrictions on transferability and any other restrictions imposed by the Plan Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Plan Administrator. The Plan Administrator will determine at the time of grant whether the holder of a Restricted Stock Award has rights as a stockholder, including the right to receive dividends on the Common Stock subject to the Restricted Stock Award. Unless otherwise determined by the Plan Administrator, Common Stock distributed to a holder of a Restricted Stock Award in connection with a stock split or stock dividend, and other property (other than cash) distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Award with respect to which such Common Stock or other property has been distributed. During the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant.

Restricted Stock Units. Restricted Stock Units are rights to receive Common Stock, cash or a combination of both at the end of a specified period. The Plan Administrator may subject Restricted Stock Units to restrictions (which may include a risk of forfeiture) to be specified in the Award agreement, and those restrictions may lapse at such times determined by the Plan Administrator. Restricted Stock Units may be settled by delivery of Common Stock, cash equal to the fair market value of the specified number of shares of Common Stock covered by the Restricted Stock Units or any combination thereof determined by the Plan Administrator. Dividend equivalents on the specified number of shares of Common Stock covered by Restricted Stock Units may be paid on a current, deferred or contingent basis, as determined by the Plan Administrator on or following the date of grant.

Bonus Stock and Other Stock-Based Awards. The Plan Administrator is authorized to grant Common Stock as a bonus, or to grant Common Stock or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to any applicable provision under section 16 of the Exchange Act. The Plan Administrator will determine any terms and conditions applicable to grants of Common Stock or other Awards, including performance criteria associated with an Award. Any grant of Common Stock to one of our officers or to an officer of one of our subsidiaries in lieu of salary or other cash compensation will be reasonable, as determined by the Plan Administrator.

Other Stock-Based Awards. The Plan Administrator may also grant Awards that may be denominated or payable in, or otherwise valued in reference to, the Common Stock. Such Awards may include, but are not limited to, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Stock, Awards with a value and payment contingent on the performance of the Common Stock or Awards valued by reference to the book value of the Common Stock.

Dividend Equivalents. Dividend equivalents may be granted in connection with other Awards, or they may be granted as stand alone Awards, and will entitle a participant to receive cash, Common Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock, or other periodic payments at the discretion of the Plan Administrator. The Plan Administrator may provide that dividend equivalents will be payable or distributed when accrued or deferred, or that they will be deemed reinvested in additional Common Stock, Awards or other investment vehicles. The Plan Administrator will specify any restrictions on transferability and risks of forfeiture that are imposed upon dividend equivalents.

Recapitalizations and Changes in Control

Recapitalization Adjustment

If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of Common Stock, appropriate adjustments will be made by the Plan Administrator as to the number and price of shares subject to an Award. No adjustment will be made, however, if such an adjustment would cause an award intended to qualify as performance-based compensation to fail under Section 162(m) of the Code, or would cause an Incentive Option to fail under Section 422 of the Code.

Change in Control

Upon a Change in Control, (as defined below) the Plan Administrator shall have the discretion to take any of the following actions, or, where the Plan Administrator determines it would be appropriate, to take no action at all: (i) accelerate the time to which Options and SARs may be exercisable in full; (ii) require the surrender of an Award in exchange for a cash payment; or (iii) make any such adjustments as the Plan Administrator determines appropriate.

The Plan defines a "Change in Control" to include: (i) the date that any person or group acquires 51% or more of the beneficial ownership of our outstanding common stock or the combined voting power of our securities, other than transactions by us or by one of our affiliates, our employee benefit plans, employee buy-outs, acquisitions by current security owners or by Mr. Krohn, his spouse and descendents, or entities or trusts under Mr. Krohn's control; (ii) a merger, reorganization or other similar business combination results in our current equity securities representing less than 50% of the combined voting power of the equity securities of the surviving or acquiring entity following the transaction; (iii) the majority of the members of our Board of Directors are replaced during any 12-month period; (iv) the date that any person or group acquires all or substantially all of our assets; or (v) the approval of our shareholders of our complete liquidation or dissolution (other than a voluntary or involuntary bankruptcy or dissolution). However, if payment of an Award needs to comply with Section 409A of the Code in order to prevent a 20% excise tax from being imposed on such an Award, then a "Change in Control" shall be defined as an event specifically noted within Section 409A.

Miscellaneous Provisions

Termination of Employment

Individuals must be employed by, or providing services to, us or one of our affiliates in order to receive payment or settlement of an Award under the Amended Plan, unless the Plan Administrator has provided for alternative treatment in the individual Award agreement.

Discontinuance or Amendment of the Plan

Our Board of Directors may discontinue the Amended Plan, or amend the terms of the Amended Plan as permitted by applicable statutes, except that it may not revoke or unfavorably alter any outstanding Award. Our Board of Directors may also not amend the Amended Plan without shareholder approval where such approval is required by Rule 16b-3 of the Exchange Act, or any other applicable law or regulation. Amendments that are required to be approved by our shareholders under the rules of any stock exchange on which our Common Stock is trading will be approved by our shareholders at the next annual meeting following such an amendment.

Tax Withholding

We are entitled to withhold the amount of any tax attributed to any award granted under the Amended Plan, at such times as we deem necessary or appropriate under the laws in effect at such time.

United States Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences of certain transactions contemplated under the Amended Plan based on federal income tax laws in effect on April 1, 2010. This summary applies to the Amended Plan as normally operated and is not intended to provide or supplement tax advice to eligible participants. The summary contains general statements based on current United States federal income tax statutes, regulations and currently available interpretations thereof. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences or the effect, if any, of gift, estate and inheritance taxes.

Tax Consequences to Grantees under the Amended Plan

Incentive Options; Nonstatutory Options; SARs. Participants will not realize taxable income upon the grant of a Nonstatutory Option or a SAR. Upon the exercise of a Nonstatutory Option or SAR, a participant will recognize ordinary compensation income (subject to withholding) in an amount equal to the excess of (i) the amount of cash and the fair market value of the Common Stock received, over (ii) the exercise price (if any) paid therefor. A participant will generally have a tax basis in any shares of Common Stock received pursuant to the exercise of a SAR, or pursuant to the cash exercise of a Nonstatutory Option, that equals the fair market value of such shares on the date of exercise. We will generally be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Participants eligible to receive an Incentive Option will not recognize taxable income on the grant of an Incentive Option. Upon the exercise of an Incentive Option, a participant will not recognize taxable income, although the excess of the fair market value of the shares of Common Stock received upon exercise of the Incentive Option ("ISO Stock") over the exercise price will increase the alternative minimum taxable income of the participant, which may cause such participant to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an Incentive Option would be allowed as a credit against the participant's regular tax liability in a later year to the extent the participant's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Stock that has been held for the requisite holding period (generally, at least two years from the date of grant and one year from the date of exercise of the Incentive Option), a participant will generally recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the participant for the ISO Stock. However, if a participant disposes of ISO Stock that has not been held for the requisite holding period (a "Disqualifying Disposition"), the participant will recognize ordinary compensation income in the year of the Disqualifying Disposition in an amount equal to the amount by which the fair market value of the ISO Stock at the time of exercise of the Incentive Option (or, if less, the amount realized in the case of an arm's length disposition to an unrelated party) exceeds the exercise price paid by the participant for such ISO Stock. A participant would also recognize capital gain to the extent the amount realized in the Disqualifying Disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

Generally, we will not be entitled to a federal income tax deduction upon the grant or exercise of an Incentive Option, unless a participant makes a Disqualifying Disposition of the ISO Stock. If a participant makes a Disqualifying Disposition, we will then generally be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by a participant under the rules described in the preceding paragraph.

Under current rulings, if a participant transfers previously held shares of Common Stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a Nonstatutory Option or Incentive Option, no additional gain will be recognized on the transfer of such previously held shares in satisfaction of the Nonstatutory Option or Incentive Option exercise price (although a participant would still recognize ordinary compensation income upon exercise of an Nonstatutory Option in the manner described above). Moreover, that number of shares of Common Stock received upon exercise which equals the number of shares of previously held Common Stock surrendered therefor in satisfaction of the Nonstatutory Option or Incentive Option exercise price will have a tax basis that equals, and a capital gains holding period that includes, the tax basis and capital gains holding period of the previously held shares of Common Stock surrendered in satisfaction of the Nonstatutory Option or Incentive Option exercise price. Any additional shares of Common Stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus the amount of compensation income recognized by the participant under the rules described above. If a reload option is issued in connection with a participant's transfer of previously held Common Stock in full or partial satisfaction of the exercise price of an Incentive Option or Nonstatutory Option, the tax consequences of the reload option will be as provided above for an Incentive Option or Nonstatutory Option, depending on whether the reload option itself is an Incentive Option or Nonstatutory Option.

The Amended Plan generally provides that the Awards may only be transferred according to the laws of descent and distribution; and the Amended Plan allows the Plan Administrator to permit the transfer of Awards only in limited circumstances, such as a qualified domestic relations order or to certain family members with the Plan Administrator's prior consent.

The Internal Revenue Service (the "IRS") has not provided formal guidance on the income tax consequences of a transfer of Nonstatutory Options (other than in the context of divorce) or SARs. However, the IRS has informally indicated that after a transfer of stock options (other than in the context of divorce pursuant to a domestic relations order), the transferor will recognize income, which will be subject to withholding, and FICA/FUTA taxes will be collectible at the time the transferee exercises the stock options. If Nonstatutory Options are transferred pursuant to a domestic relations order, the transferee will recognize ordinary income upon exercise by the transferee, which will be subject to withholding, and FICA/FUTA taxes (attributable to and reported with respect to the transferor) will be collectible from the transferee at such time.

In addition, if a participant transfers a vested Nonstatutory Option to another person and retains no interest in or power over it, the transfer is treated as a completed gift. The amount of the transferor's gift (or generation-skipping transfer, if the gift is to a grandchild or later generation) equals the value of the Nonstatutory Option at the time of the gift. The value of the Nonstatutory Option may be affected by several factors, including the difference between the exercise price and the fair market value of the stock, the potential for future appreciation or depreciation of the stock, the time period of the Nonstatutory Option and the illiquidity of the Nonstatutory Option. The transferor will be subject to a federal gift tax, which will be limited by (i) the annual exclusion of $13,000 per donee, (ii) the transferor's lifetime unified credit, or (iii) the marital or charitable deduction rules. The gifted Nonstatutory Option will not be included in the participant's gross estate for purposes of the federal estate tax or the generation-skipping transfer tax.

This favorable tax treatment for vested Nonstatutory Options has not been extended to unvested Nonstatutory Options. Whether such consequences apply to unvested Nonstatutory Options is uncertain, and the gift tax implications of such a transfer is a risk the transferor will bear upon such a disposition. The IRS has not specifically addressed the tax consequences of a transfer of SARs.

Restricted Stock Awards; Restricted Stock Units; Performance Awards; Cash Awards. A participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. A participant will not have taxable income at the time of a grant of a stock Award in the form of Restricted Stock Units, or Performance Awards denominated in Common Stock, but rather, will generally recognize ordinary compensation income at the time he receives cash or Common Stock in settlement of the Awards in an amount equal to the cash or the fair market value of the Common Stock received. In general, a participant will recognize ordinary compensation income as a result of the receipt of Common Stock pursuant to a Restricted Stock Award, Performance Award or Bonus Stock Award in an amount equal to the fair market value of the Common Stock when such stock is received; provided that, if the stock is not transferable and is subject to a substantial risk of forfeiture when received, a participant will recognize ordinary compensation income in an amount equal to the fair market value of the Common Stock (i) when the Common Stock first becomes transferable or is no longer subject to a substantial risk of forfeiture, in cases where a participant does not make an valid election under Section 83(b) of the Code or (ii) when the Common Stock is received, in cases where a participant makes a valid election under Section 83(b) of the Code.

A participant will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above with respect to Common Stock or cash received. Dividends that are received by a participant prior to the time that the Common Stock is taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis in the Common Stock received by a participant will equal the amount recognized by him as compensation income under the rules described in the preceding paragraph, and the participant's capital gains holding period in those shares will commence on the later of the date the shares are received or the restrictions lapse.

Subject to the discussion immediately below, we will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Tax Consequences to our Company

In order for the amounts described above to be deductible, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Our ability (or the ability of one of the Company's subsidiaries, as applicable) to obtain a deduction for future payments under the Amended Plan could also be limited by the golden parachute payment rules of Section 280G of the Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

Finally, our ability (or the ability of one of the Company's subsidiaries, as applicable) to obtain a deduction for amounts paid under the Amended Plan could be limited by Section 162(m), which limits the deductibility, for federal income tax purposes, of compensation paid to certain executive officers of a publicly traded corporation to $1,000,000 with respect to any such officer during any taxable year of the corporation. However, an exception applies to this limitation in the case of certain performance-based compensation. In order to exempt performance-based compensation from the $1,000,000 deductibility limitation, the grant or vesting of the Award relating to the compensation must be based on the satisfaction of one or more performance goals as selected by the Plan Administrator. Performance-based Awards intended to comply with Section 162(m) may not be granted in a given period if such Awards relate to shares of Common Stock which exceed a specified limitation or, alternatively, the performance-based Awards may not result in compensation, for a participant, in a given period which exceeds a specified limitation. As previously noted, under the Amended Plan, a participant who receives an Award or Awards intended to satisfy the performance-based exception to the $1,000,000 deductibility limitation may not receive performance-based Awards relating to more than 733,458 shares of Common Stock or, with respect to Awards not related to shares of Common Stock, $8,581,459 in any given fiscal year. Although the Amended Plan has been drafted to satisfy the requirements for the performance-based compensation exception, the Plan Administrator may determine that it is in our best interests not to satisfy the requirements for the exception.

New Plan Awards

The Awards, if any, that will be made to eligible participants under the Amended Plan are subject to the discretion of the Plan Administrator, and thus, we cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to our executive officers, employees or consultants under the Amended Plan, as proposed to be amended, and therefore no New Plan Benefits Table is provided. There are also no Option Awards to report, as no Options have been granted under the Amended Plan.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information about our Long-Term Incentive Compensation Plan and our 2004 Directors Compensation Plan as of December 31, 2009:

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	—	—	2,479,266
Equity compensation plans not approved by security holders	—	—	—
	—	—	2,479,266

Required Vote

Approval of the proposed adoption of the material terms of the Amended Plan requires a majority of the votes be cast "FOR" the proposal. Unless marked to the contrary, proxies received will be voted "FOR" the approval of the adoption of the material terms of the Amended Plan.

Recommendation of the Board of Directors

Our Board of Directors believes strongly that the approval of the material terms of the Amended Plan is essential to our continued success. Our employees are one of our most valuable assets. Awards such as those provided under the Amended Plan are vital to our ability to attract and retain outstanding and highly skilled individuals such as our Named Executive Officers. Such awards also are crucial to our ability to motivate employees to achieve our goals. Our Board of Directors believes that it is in the best interest of our shareholders to ensure that we are allowed to deduct any compensation associated with these Awards and to continue providing both short and long-term incentives to the Named Executive Officers. For the reasons stated above the shareholders are being asked to approve the material terms of the Amended Plan.

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE "FOR" APPROVAL OF THE MATERIAL TERMS OF THE W&T OFFSHORE, INC. AMENDED AND RESTATED INCENTIVE COMPENSATION PLAN.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The Audit Committee of our Board appointed Ernst & Young LLP ("Ernst & Young"), independent public accountants, to audit our consolidated financial statements as of and for the year ending December 31, 2010. We are advised that no member of Ernst & Young has any direct or material indirect financial interest in our Company or, during the past three years, has had any connection with us in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

If the appointment is not ratified, the Audit Committee will consider the appointment of other independent accountants. A representative of Ernst & Young is expected to be present at the Annual Meeting, will be offered the opportunity to make a statement if the representative desires to do so and will be available to respond to appropriate questions.

Principal Accounting Fees and Services

Ernst & Young has served as independent auditor for the Company since 2000. The aggregate fees and costs billed by Ernst & Young and its affiliates to the Company for the years ended December 31, 2009 and 2008 are identified below.

	2009	2008
Audit fees (1)	$1,695,000	$1,623,000
Tax fees (2)	110,000	137,000
All other fees (3)	3,020	2,257
	$1,808,020	$1,762,257

(1) Includes fees for the audit of our annual consolidated financial statements, including the effectiveness of our internal control over financial reporting, reviews of our quarterly consolidated financial statements, fees for issuance of comfort letters and consents related to our debt and equity offerings, and reviews of various documents filed with the Securities and Exchange Commission.
(2) Includes fees for preparation of federal and state tax returns, tax planning advice and review of tax related issues with respect to proposed transactions.
(3) Includes an annual fee for access to an accounting literature database.

Recommendation of the Board of Directors

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS THE COMPANY'S INDEPENDENT ACCOUNTANTS.

Audit Committee Report

The Board of Directors adopted a written charter setting forth the procedures and responsibilities of the Audit Committee. In addition, the Board of Directors appointed the undersigned directors as members of the Audit Committee. Each year, the Audit Committee reviews the charter and reports to the Board on its adequacy in light of applicable New York Stock Exchange ("NYSE") rules. In addition, the Company furnishes an annual written affirmation to the NYSE relating to Audit Committee membership, the independence and financial management expertise of the Audit Committee and the adequacy of the Audit Committee charter.

During the last year, and earlier this year in preparation for the filing with the Securities and Exchange Commission (the "SEC") of the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (the "10-K"), the Audit Committee:

- met quarterly with the Company's internal audit manager, to review the scope of their review of internal controls and the quality of the Company's financial reporting;

- reviewed and discussed the audited financial statements with management and the Company's independent auditors;
- reviewed the overall scope and plans for the audit and the results of the independent auditors' examinations;
- met with management periodically during the year to consider the adequacy of the Company's internal controls and the quality of its financial reporting and discussed these matters with the Company's independent auditors and with appropriate Company financial personnel;
- discussed with the Company's senior management, independent auditors and appropriate Company financial personnel the process used for the Company's chief executive officer and chief financial officer to make the certifications required by the SEC and the Sarbanes-Oxley Act of 2002 in connection with the 10-K and other periodic filings with the SEC;
- reviewed and discussed with the independent auditors (1) their judgments as to the quality (and not just the acceptability) of the Company's accounting policies, (2) the written communication required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and (3) the matters required to be discussed with the Audit Committee under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 61, "Communication with Audit Committees;"
- recommended, based on these reviews and discussions, as well as private discussions with the independent auditors and appropriate Company financial personnel, to the Board of Directors the inclusion of the audited financial statements of the Company and its subsidiaries in the 10-K; and
- determined that the non-audit services provided to the Company by the independent auditors (discussed above under the Proposal, Ratification of Appointment of Independent Accountants (Proposal 3)), are compatible with maintaining the independence of the independent auditors. The Committee's pre-approval policies and procedures are discussed below.

Notwithstanding the foregoing actions and the responsibilities set forth in the Audit Committee charter, the charter clarifies that it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. Management is responsible for the Company's financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. The independent auditors are responsible for expressing an opinion on those financial statements and on the effectiveness of internal control over financial reporting. Audit Committee members are not employees of the Company or accountants or auditors by profession or experts in the fields of accounting or auditing. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States, that the Company's internal controls over financial reporting were effective as of December 31, 2009 and on the representations of the independent auditors included in their report on the Company's financial statements.

The Audit Committee met regularly with management and the independent and internal auditors, including private discussions with the independent auditors and the Company's internal auditors, and received the communications described above. The Audit Committee has also established procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters. However, this oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles or that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards.

The Audit Committee maintains written procedures that require it to annually pre-approve the scope of all auditing services to be performed by the Company's independent auditor. The Audit Committee's procedures prohibit the independent auditor from providing any non-audit services unless the service is permitted under applicable law and is pre-approved by the Audit Committee or its Chair. Although applicable regulations waive these pre-approval requirements in certain limited circumstances, the Audit Committee reviews and pre-approves all non-audit services provided by Ernst & Young. The Audit Committee has determined that the provision of Ernst & Young's non-audit services is compatible with maintaining Ernst & Young's independence.

If you would like additional information on the responsibilities of the Audit Committee, please refer to its charter, a copy of which is posted on the Company's website at *www.wtoffshore.com* and is available in print to any shareholder who requests it.

Submitted by the Audit Committee.

S. James Nelson, Jr. (Chair) **Robert I. Israel** **Samir G. Gibara** **B. Frank Stanley**

CORPORATE GOVERNANCE

Corporate Governance Guidelines; Code of Business Conduct and Ethics

A complete copy of the Company's corporate governance guidelines, which the Board reviews at least annually, is posted on the Company's website at *www.wtoffshore.com* and is available in print to any shareholder who requests it. The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors. A complete copy of the Code of Business Conduct and Ethics is posted on the Company's website at *www.wtoffshore.com* and is available in print to any shareholder who requests it. Because Tracy W. Krohn, the Company's Chairman and Chief Executive Officer, controls approximately 52.5% of the outstanding shares of Common Stock, the Company is a "controlled company" under NYSE Corporate Governance Rules. Accordingly, the Company is not required to maintain a (i) majority of independent directors on the Board, (ii) Nominating and Corporate Governance Committee composed entirely of independent directors or (iii) Compensation Committee composed entirely of independent directors. Notwithstanding these exemptions, the Company requires that the Compensation Committee of the Board consist entirely of independent directors, as is more fully discussed under the heading "—Standing Committees of the Board of Directors" below.

Independence

After reviewing the qualifications of our current directors and nominees, and any relationships they may have with the Company that might affect their independence, the Board has determined that each director and nominee, other than Messrs. Krohn and Freel, is "independent" as that concept is defined by the NYSE's Listed Company Manual. In reaching this conclusion, the Board determined that Mr. Stanley's service as a trustee for a family trust controlled by Mr. Krohn, Ms. Boulet's position as special counsel at Adams and Reese LLP, a law firm that periodically provides legal services to the Company and to which we paid $.1 million in 2009 and the Company's payment of cash fees earned by Mr. Nelson to FSD corporation, an entity wholly-owned by Mr. Nelson, do not preclude Mr. Stanley, Ms. Boulet or Mr. Nelson from being "independent." Certain business relationships with the Company or family relationships with an officer or director would, however, prevent a director from being considered by the Board as "independent."

Board Leadership Structure

Tracy W. Krohn serves as the Company's Chairman and Chief Executive Officer and controls approximately 52.5% of the outstanding shares of Common Stock. The Board believes its leadership structure is justified by the efficiencies of having the Chief Executive Officer also serve in the role of Chairman of the Board, as well as due to Mr. Krohn's role in founding the Company and his continued significant ownership interest in the Company.

Notwithstanding the Company's status as a "controlled company" under the NYSE's rules and the Company's ability to rely on certain exemptions discussed above in "—Corporate Governance Guidelines; Code of Business Conduct and Ethics," the Company complies with a number of the more strict NYSE governance standards, including having a majority of independent directors on the Board and having a Compensation Committee comprised solely of independent directors.

Standing Committees of the Board of Directors

The Board has three standing committees—the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed above, the Company is a "controlled company" within the meaning of the rules of the NYSE, and, accordingly, is not required to maintain an independent Compensation Committee or independent Nominating and Corporate Governance Committee. The Company believes, however, that it is in its best interests to have the Compensation Committee consisting entirely of independent directors. As such, the Company's Compensation Committee Charter adopted by the Board of Directors requires all members to be independent.

Audit Committee

Currently, Messrs. Israel, Gibara, Stanley and Nelson sit on the Company's Audit Committee. Mr. Nelson is Chair of the Audit Committee. The Board has determined that Messrs. Nelson, Israel, Gibara and Stanley are "independent" under the standards of both the NYSE and Section 10A of the Exchange Act and are financially literate and Mr. Nelson has been designated as the "audit committee financial expert," as defined under the Exchange Act and the rules and regulations promulgated thereunder. In connection with his appointment, the Board of Directors considered the fact that Mr. Nelson is a member of the audit committees of three other public companies, and found that such simultaneous service will not, and does not, impair his ability to effectively serve on the Audit Committee of the Company.

The Audit Committee establishes the scope of and oversees the annual audit, including recommending the independent public accountants that audit the Company's financial statements and approving any other services provided by the accountants. The Audit Committee also assists the Board in fulfilling its oversight responsibilities by (1) overseeing the Company's system of financial reporting, auditing, controls and legal compliance, (2) monitoring the operation of such system and the integrity of the Company's financial statements, monitoring the qualifications, independence and performance of the outside auditors and any internal auditors who the Company may engage, and (3) periodically reporting to the Board concerning the activities of the Audit Committee. In performing its obligations, it is the responsibility of the Audit Committee to maintain free and open communication between it, the Company's independent auditors, the internal accounting function and the management of the Company. The Audit Committee's functions are further described under the heading "Proposal 3, Ratification of Appointment of Independent Accountants–Audit Committee Report." A copy of the Audit Committee's Charter is posted on the Company's website at *www.wtoffshore.com* and is available in print to any shareholder who requests it.

Nominating and Corporate Governance Committee

Mr. Krohn, Mr. Freel and Ms. Boulet serve as members of the Nominating and Corporate Governance Committee of the Board. Ms. Boulet is Chair of the Nominating and Corporate Governance Committee. Only

Ms. Boulet is considered independent as defined by the NYSE's Listed Company Manual. The purpose of the Nominating and Corporate Governance Committee is to nominate candidates to serve on the Board of Directors and to recommend director compensation. Once the Nominating and Corporate Governance Committee has recommended director compensation, the Board subsequently approves director compensation. The factors and processes used to select potential nominees are more fully described in the section entitled "—Identifying and Evaluating Nominees for Directors." The Nominating and Corporate Governance Committee is also responsible for monitoring a process to assess Board effectiveness, developing and implementing corporate governance guidelines and taking a leadership role in regulating the corporate governance of the Company. A copy of the Nominating and Corporate Governance Committee's Charter is posted on the Company's website at *www.wtoffshore.com* and is available in print to any shareholder who requests it.

Compensation Committee

Currently, Messrs. Nelson, Stanley and Gibara serve as members of the Compensation Committee. Mr. Nelson is Chair of the Compensation Committee. All of these directors qualify as independent directors under NYSE listing standards, the Company's corporate governance guidelines, "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act and "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee performs an annual review of the compensation and benefits of the executive officers, establishes and reviews general policies related to employee compensation and benefits and administers the Incentive Compensation Plan and the Directors Compensation Plan. Under the terms of its charter, the Compensation Committee also determines the compensation for Mr. Krohn, the Chief Executive Officer of the Company. The Compensation Committee has the power to delegate some or all of its power and authority in administering the Incentive Compensation Plan of the Company to the Chief Executive Officer, other senior members of management or committee or subcommittee, as the Committee deems appropriate. However, the Compensation Committee may not delegate its authority with regard to any matter or action affecting an officer subject to Section 16 of the Exchange Act. If you would like additional information on the responsibilities of the Compensation Committee, please refer to its charter, which is available on our website at *www.wtoffshore.com* and is available in print to any shareholder who requests it.

Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's tolerance for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company's internal auditors. In addition, in setting compensation, the Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company's business strategy.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are set forth above. The Compensation Committee is comprised entirely of independent directors. In addition, none of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

Consulting Fees and Services

Other than services involving only broad-based non-discriminatory plans or providing survey information, our compensation consultant does not provide non-executive compensation consulting services to the Company. Please read "Compensation Discussion and Analysis-Role of the Compensation Committee, its Consultant and Management" for more information about the role of our compensation consultant in our executive compensation programs.

Meetings of the Board and the Committees of the Board

During 2009, the Board of Directors held seven meetings. The Compensation Committee held three meetings in 2009, and the Nominating and Corporate Governance Committee held two meetings in 2009. In 2009, the Audit Committee met four times. All of the directors attended at least 75% of the meetings of the Board and meetings of the committees on which they served during 2009.

The Company's directors are encouraged to attend the Annual Meeting, but the Company does not otherwise have a policy regarding such attendance. All directors were present at the Annual Meeting held in 2009, except Mr. Israel.

Legal Proceedings

Currently, no director or executive officer, to our knowledge, is a party to any material legal proceeding adverse to the interests of the Company. Additionally, to our knowledge no director or executive officer has a material interest in a material proceeding adverse to the Company.

Director Nomination Process

The Nominating and Corporate Governance Committee will consider all properly submitted shareholder recommendations of candidates for election to the Board of Directors. Pursuant to Section 12 of the Company's Bylaws, any shareholder may nominate candidates for election to the Board by giving timely notice of the nomination to the Secretary of the Company. The Company's Bylaws require that any such shareholder must be a shareholder of record at the time it gives notice of the nomination. To be considered a timely nomination, the shareholder's notice must be delivered to the Secretary at the Company's principal office no later than 90 days prior to the first anniversary of the preceding year's Annual Meeting and no earlier than 120 days prior to the first anniversary of the preceding year's Annual Meeting. In evaluating the recommendations of the shareholders for director nominees, as with all other possible director nominees, the Nominating and Corporate Governance Committee will address the criteria set forth below under the heading "—Identifying and Evaluating Nominees for Directors."

Any shareholder recommendations for director nominees should include the candidate's name, qualifications and written consent to being named in the proxy statement and to serving on the Board if elected. The shareholder must also include any other business that the shareholder proposes to bring before the meeting, the reasons for conducting such business at the meeting, any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made. Additionally, the shareholder must provide his name and address, the name and address of any beneficial owner on whose behalf the shareholder is acting and the number of shares of Common Stock beneficially owned by the shareholder and any beneficial owner for whom the shareholder is acting. Such written notice should be sent to:

J. F. Freel
Secretary
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046

Identifying and Evaluating Nominees for Directors

The Nominating and Corporate Governance Committee is responsible for leading the search for individuals qualified to serve as directors. The Nominating and Corporate Governance Committee evaluates candidates for nomination to the Board, including those recommended by shareholders, and conducts appropriate inquiries into the backgrounds and qualifications of possible candidates. The Nominating and Corporate Governance Committee then recommends nominees to the Board to be presented for election as directors at meetings of the shareholders or of the Board. As indicated above, shareholders may recommend possible director nominees for consideration to the Nominating and Corporate Governance Committee.

In evaluating nominees to serve as directors on the Board and in accordance with the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee selects candidates with the appropriate skills and characteristics required of Board members. Pertinent to this inquiry is the following non-exhaustive list of factors: independent business or professional experience; integrity and judgment; records of public service; ability to devote sufficient time to the affairs of the Company; diversity of background, experience and competencies that the Board desires to have represented; age; skills; occupation; and understanding of financial statements and financial reporting systems.

The Nominating and Corporate Governance Committee will also consider and weigh these factors in light of the current composition and needs of the Board.

Director Compensation

Directors who are also employees of the Company receive no additional compensation for serving as directors or committee members. The Board and shareholders adopted the 2004 Directors Compensation Plan, which provides that the Compensation Committee may grant stock options or restricted or unrestricted stock to non-employee directors. A total of 666,918 shares of Common Stock were initially reserved for issuance under the 2004 Directors Compensation Plan.

We provide each of the non-employee directors of the Company the following compensation:

(i) an annual retainer of $110,000, payable in equal quarterly installments commencing on January 1, 2010 (an increase of $70,000 compared with 2009);

(ii) at each Annual Meeting of shareholders, a restricted stock grant pursuant to the Company's 2004 Director Compensation Plan covering shares of Common Stock of the Company having a fair market value (calculated as of the close of trading on the NYSE on the date of the annual board meeting) equal to $70,000;

(iii) compensation of $1,500 for each meeting of the Board or any Board committee meeting attended;

(iv) compensation of $1,000 for each Board unanimous written consent executed;

(v) compensation of $1,500 for each day that a Board member attends a seminar (up to two seminars a year) concentrating on matters relating to responsibilities of Board members;

(vi) compensation of $5,000 for serving on any committee of the Board (except Chair of the Audit Committee);

(vii) compensation of $5,000 for serving as chair of any committee of the Board (except Chair of the Audit Committee); and

(viii) compensation of $15,000 for serving as Chair of the Audit Committee of the Board.

The terms of the restricted stock grant are as set forth in the Company's 2004 Director Compensation Plan, with restrictions lapsing with respect to one-third of the shares subject to the restricted stock grant on each of the first, second and third anniversary dates of the date of grant.

The following table sets forth a summary of the compensation the Company paid to its non-employee directors in 2009:

2009 Director Compensation Table

	Fees Earned or Paid in Cash	Stock Awards(1)(2)	Total
Samir G. Gibara	$77,000	$70,005	$147,005
Robert I. Israel	66,000	70,005	136,005
Virginia Boulet	69,500	70,005	139,505
S. James Nelson, Jr.	92,000 (3)	70,005	162,005
B. Frank Stanley	53,333	70,005	123,338

(1) The amounts reflect the grant date fair value of stock awarded during 2009, calculated in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("ASC Topic 718"), except that the amounts shown assume that there will be no service-based forfeitures of awards. The discussion of the assumptions used in calculating these values can be found in Note 14 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC.

(2) As of December 31, 2009, each director has the following aggregate number of outstanding shares of restricted stock accumulated for all years of service as a director: Samir G. Gibara—7,558 shares; Robert I. Israel—8,045 shares; Virginia Boulet—8,045 shares; B. Frank Stanley—6,464 shares and S. James Nelson, Jr.—8,045 shares.

(3) The cash fees earned by Mr. Nelson were paid to FSD Corporation, a wholly-owned designee of Mr. Nelson.

Director Stock Ownership Guidelines. We did not maintain formal stock ownership or retention guidelines during the 2009 year. Effective as of January 1, 2010, however, our Board adopted director stock retention guidelines (the "Director Policy"). The Director Policy applies to each of our independent directors. Within three years of January 1, 2010 or within three years of the date of the appointment of the director (if the director is appointed after January 1, 2010), each independent director must beneficially own at least 30,000 shares of Company common stock or a number of shares of Company common stock, having an aggregate value of at least $300,000. Such ownership may be in the form of restricted stock and/or shares of common stock acquired by vesting of restricted shares or, in compliance with applicable securities laws, purchased in the open market. For purposes of the Director Policy, a share of restricted stock is valued at the market price of a share of common stock.

Communications with the Board of Directors

At each regular meeting of the Board of Directors, the non-employee directors meet in scheduled executive sessions without management. The non-employee directors elected S. James Nelson, Jr. as the presiding director of those meetings. As set forth on the Company's website (*www.wtoffshore.com*), interested parties who would like to contact Mr. Nelson on a confidential basis may do so by sending an email to Presiding_Director@wtoffshore.com or by mailing a written communication to Presiding Director, W&T Offshore, Inc., Nine Greenway Plaza, Suite 300, Houston, Texas 77046.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock as of March 25, 2010, based on the 74,670,734 shares of Common Stock outstanding on that date, of (i) the Company's Chief Executive Officer, Chief Financial Officer and each of the Company's other three most highly compensated executive officers (the "Named Executive Officers"), (ii) each of the Company's directors and nominees, (iii) all executive officers and directors of the Company as a group, and (iv) each person who beneficially owns more than five percent of the Company's Common Stock. Unless otherwise indicated, each of the persons below has sole voting and investment power with respect to the shares beneficially owned by such person. To the knowledge of the Company, no person or entity holds more than 5% of the outstanding shares of Common Stock, except as set forth in the following table.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)	Percent of Outstanding Common Stock
Tracy W. Krohn	39,234,187	52.5%
J. F. Freel	0	*
Jamie L. Vazquez	93,973	*
W. Reid Lea	178,081	*
John D. Gibbons	39,643	*
Stephen L. Schroeder	98,908	*
Samir G. Gibara	8,105	*
S. James Nelson, Jr.	11,555	*
Virginia Boulet	10,555	*
Robert I. Israel	9,568	*
B. Frank Stanley	25,864	*
Directors and Executive Officers as a Group (11 persons)	39,710,439	53.2%
FMR LLC (2) 82 Devonshire Street Boston, MA 02109	7,633,290	10.2%
Parnassus Investments (3) 1 Market Steeet, Suite 1600 San Francisco, CA 94105	4,508,800	6.0%

* Less than one percent.

(1) Under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if he directly or indirectly has or shares the power to vote or dispose of, or to direct the voting of or disposition of, such shares, whether or not he has any pecuniary interest in such shares, or if he has the power to acquire such power through the exercise of any option, warrant or right, which is presently exercisable or convertible or will be within 60 days of the measurement date.

(2) All information in the table and in this notice with respect to FMR LLC ("FMR") is based solely on the Schedule 13G/A filed by FMR with the SEC on February 16, 2010. According to the Schedule 13G/A, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,633,290 shares or approximately 10.2% of the Common Stock outstanding of the Company as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership by one investment company, Fidelity Low Priced Stock Fund, amounted to 6,350,000 shares or approximately 8.5% of the Common Stock outstanding. Edward C. Johnson 3d and FMR, through its control of Fidelity and the Funds, each has sole power to dispose of the 7,633,290 shares owned by the funds. The Schedule 13G/A states that members of the family of Edward C. Johnson 3d, Chairman of FMR, representing 49% of the voting power of FMR may be deemed under the Investment Company Act of 1940 to form a controlling group with respect to FMR. According to the

Schedule 13G/A, the Funds' Boards of Trustees has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(3) All information in the table and in this notice with respect to Parnassus Investments is based solely on the Schedule 13G filed by Parnassus Investments with the SEC on February 10, 2010. According to the Schedule 13G, Parnassus Investments' clients beneficially own 4,508,800 shares or approximately 6.0% of the outstanding Common Stock of the Company. Parnassus Investments reported sole voting and dispositive power with respect to 4,508,800 shares and no shared voting or dispositive power. Some of Parnassus Investments' clients who beneficially own the Company's Common Stock are investment companies registered under Section 8 of the Investment Company Act of 1940.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial owners of more than 10% of our Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock. SEC rules require these persons to furnish us copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us during 2009 and written representations that no other reports were required with respect to 2009, these persons complied with applicable Section 16(a) filing requirements.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

The primary objectives of our compensation program for the Named Executive Officers are to attract, as needed, and retain the best possible executive talent, to stimulate the Company's Named Executive Officers' efforts on our behalf in a way that supports our financial performance objectives and business strategy, and to align their incentives with enhancement of shareholder value. In particular, our compensation program for Named Executive Officers is designed to reward superior job performance and individual initiative to help increase the Company's oil and gas reserve and production rates and to contain increases in lease operating expense ("LOE") and general and administrative ("G&A") expense. Under its charter, the Compensation Committee is required to set the compensation of our Chief Executive Officer and is required to review and approve the evaluation process and the compensation of our other Named Executive Officers. The Compensation Committee has approved metrics by which executive bonuses and stock-related incentives will be awarded through the Company's incentive plans. In that effort, the Compensation Committee applied the following compensation objectives in connection with its deliberations:

- To compensate the Company's Named Executive Officers with salaries comparable to those of similarly-situated executives at peer companies, while taking into account the Company's own relative performance and strategic goals; and
- To provide a substantial portion of the Named Executive Officers' compensation in the form of incentive compensation based upon the Company's performance and the individual, departmental or divisional achievements of the executives.

It has historically been our strategy to compensate our Named Executive Officers (other than our Chief Executive Officer) under the same long-term incentive plan as our other employees, albeit at a higher potential award level. As such, the general and performance-based goals for all employees have been the same. In the event that the terms of the Amended Plan applicable to Section 162(m) of the Code are approved by our shareholders in connection with this meeting, various minor differences will be imposed upon the performance-based goals of our short and long-term incentive awards for the Named Executive Officers and other employees. To the extent that our Compensation Committee determines that it is appropriate for short and long-term awards provided to our Named Executive Officers to comply with Section 162(m) of the Code, the awards will be subject solely to the Company's performance-based targets approved by our shareholders in connection with this meeting and described in further detail above in our Proposal 2. Our Chief Executive Officer and President will hold the authority to provide awards to employees that are not subject to Section 16 of the Securities Exchange Act, and while these awards may be granted subject to the same Company performance-based awards as the awards granted to the Named Executive Officers, our Chief Executive Officer and President also have more flexibility to provide for individual success and discretionary determinations regarding payouts of awards for employees other than the Named Executive Officers.

Role of the Compensation Committee, its Consultant and Management

Our Board of Directors has entrusted the Compensation Committee to carry out the Board of Directors' overall responsibility relating to the compensation of our Named Executive Officers. Our Chief Executive Officer also plays an important role in the executive compensation process, in overseeing the performance and dynamics of the executive team and generally keeping the Compensation Committee informed. All final approvals regarding our Named Executive Officers' compensation remain with the Compensation Committee. Finally, the Company has obtained independent consulting firms experienced in executive and overall compensation practices and policies to assist the Compensation Committee to calibrate the form and amount of executive compensation.

The Compensation Committee typically works with our Chief Executive Officer and President to implement and promote our executive compensation strategy. The most significant aspects of management's involvement in this process are:

- preparing materials in advance of Compensation Committee meetings for review by the Compensation Committee members;
- evaluating employee performance;
- meeting with compensation consultants;
- recommending our business goals, subject to approval by the Board; and
- recommending the compensation arrangements and components for our employees.

Our Chief Executive Officer is instrumental to this process. Specifically, the Chief Executive Officer assists the Compensation Committee by:

- evaluating corporate officer performance;
- providing background information regarding our business goals; and
- recommending compensation arrangements and components for our Named Executive Officers (other than himself).

The Compensation Committee, together with the assistance and recommendation of our Chief Executive Officer and President, compensation consultants and any counsel or other advisors deemed appropriate by the Compensation Committee, typically reviews and discusses each particular executive compensation component presented and approves the compensation of the other Named Executive Officers. In the case of our Chief Executive Officer, the Compensation Committee reviews and discusses each compensation component (together with compensation consultants and any counsel, other advisors or members of management deemed appropriate by the Compensation Committee). Following this review, the Compensation Committee sets the salary and other compensation of our Chief Executive Officer.

Market Analysis

The Compensation Committee has used information on the compensation practices of select peer companies as a reference in its review and approval of compensation for our Named Executive Officers. This review is done with respect to both the structure of our executive compensation program and target compensation.

In 2009, Towers Perrin, which was retained by the Company as an independent compensation consultant, relied primarily on information from oil and gas industry survey data. Towers Perrin considered the industry peer group analysis only as a supplement and secondary reference point and focused on size-related oil and gas industry survey data. Sources for the Towers Perrin survey data were:

- Towers Perrin 2009 Oil & Gas Compensation Survey; and
- Mercer 2009 Energy Industry Survey.

The Compensation Committee was provided data at the 25th, 50th and 75th percentiles for each executive position and for each pay component. The data was adjusted, generally using regression analysis, to adjust for differences in revenue scope for each position relative to comparator company positions.

The supplemental peer group analysis consisted of data from the following companies, which we refer to as our "peer group:"

- Comstock Resources, Inc.;
- Plains Exploration & Production Company;
- Quicksilver Resources Inc.;

- Cabot Oil & Gas Corporation;
- McMoRan Exploration Co.;
- St. Mary Land & Exploration Company;
- ATP Oil & Gas Corporation;
- Mariner Energy, Inc.;
- Forest Oil Corporation;
- Newfield Exploration Company;
- Noble Energy, Inc.;
- Venoco, Inc.;
- Whiting Petroleum Corporation; and
- Stone Energy Corporation.

These companies were selected based on similar amounts of total proved reserves and similar geographical areas of operation. Although Towers Perrin conducted a general review of our executive compensation program, the Compensation Committee only relied on this data when considering base salary adjustments.

At the Compensation Committee's direction, management assembles the data collected by its compensation consultant, and provides the information to the Compensation Committee. Using this data, base salaries are generally targeted to the median range for a comparable position, which is considered to be 90%-110% of market derived salaries from published compensation survey sources.

The Compensation Committee may use its discretion to adjust a component of pay above or below the median range if, in its judgment, there are factors warranting the adjustment. Such factors may include alignment of the officer's position with the corresponding position in the compensation consultant's data, experience and value he or she brings to the role, sustained high-level performance, demonstrated success in meeting key financial and other business objectives and the amount of the officer's pay relative to the pay of his or her peers within our company. The differences in compensation levels among our Named Executive Officers are primarily attributable to the differences in the median range of compensation for similar positions in our peer group data and the Compensation Committee's assessment of each position's internal value for the company.

Elements of Executive Compensation

Our Named Executive Officers' compensation currently has two primary components—base salary and annual incentive compensation, which is comprised of cash bonuses and restricted stock awards granted pursuant to our incentive plans described below. Each component of the compensation program serves a particular purpose. Base salary is primarily designed to reward current and past performance and may be adjusted from time to time to realign salaries with market levels. Cash bonuses and restricted stock are used to reward individual contributions and superior job performance in connection with the overall performance of the Company. In addition, our Named Executive Officers participate in the benefit plans and programs that are generally available to all employees of the Company and receive limited perquisites and other personal benefits, all of which are intended to be part of a competitive overall compensation program.

Base Salary. Base salaries for our Named Executive Officers are established based on their role within the Company and the scope of their responsibilities, taking into account competitive market compensation paid by our peer group for similar positions. Their base salaries are reviewed annually and adjusted from time to time to realign salaries with market levels (based on publicly available information from the Company's peer group and other oil and gas industry survey data provided by compensation consultants) after taking into account individual responsibilities, performance and experience.

Bonus. The Compensation Committee considers Mr. Krohn's compensation in a different manner than our other Named Executive Officers because of his majority ownership of the Company's Common Stock. Because of this majority ownership, the Compensation Committee believes that the long-term interests of Mr. Krohn are already aligned with the long-term interests of our shareholders. Although Mr. Krohn is entitled to participate in our 2005 Annual Incentive Plan (the "Annual Plan"), in the past Mr. Krohn has elected to not participate in our Annual Plan. In addition, subject to the approval of the Compensation Committee, he is eligible to earn an annual cash bonus of up to $500,000, which is discussed in greater detail below. If adopted, Mr. Krohn will participate in the Amended Plan.

Incentive Compensation. During 2009, as in prior years, our eligible employees, including our Named Executive Officers, have been eligible to receive awards under our Annual Plan, the purpose of which is to provide incentives to our eligible employees to devote their abilities and energies to our success. The Annual Plan permits the grant of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares; however we have historically issued only restricted stock pursuant to the Annual Plan. In October 2005, pursuant to our W&T Offshore, Inc. Incentive Compensation Plan, the Board of Directors adopted the Annual Plan, pursuant to which eligible employees, including our Named Executive Officers, may earn awards in the form of cash compensation and grants of restricted stock. Any restricted stock granted as part of the General or Extraordinary Performance awards discussed below were issued pursuant to the Annual Plan.

Under the Annual Plan, the Compensation Committee annually approves an award pool for all eligible employees, including our Named Executive Officers, which may be used to fund our General awards pool and Extraordinary Performance awards pool. The Extraordinary Performance awards pool is funded only after the General awards pool has been funded. In each case, we establish a target award amount for all employees and the pool is equal to the aggregation of the target award amounts for all employees. The target award levels for our Named Executive Officers are set at the sole discretion of the Compensation Committee as a percentage of annual salary paid to each employee. Since inception of the Annual Plan, the target award amount for our Named Executive Officers has been set at 105% of annual salary paid for the General awards and 52.5% of annual salary paid for the Extraordinary Performance awards.

The General awards pool and Extraordinary awards pool for all eligible employees, including our Named Executive Officers, are funded from 5% of the Company's annual pre-tax income, as adjusted for extraordinary or other unusual items, such as changes in generally accepted accounting principles, ceiling test write-downs, natural disasters and other non-recurring items, as determined by the Compensation Committee in its sole discretion ("Pre-Tax Income"). An employee's receipt of compensation from the General awards pool or the Extraordinary awards pool is not subject to the achievement of individual performance targets by our employees. If our level of Pre-Tax Income is sufficient to pay the General awards in full, each Named Executive Officer will receive a cash award of 40% of his or her actual salary paid in the fiscal year and a restricted stock award with a market value equal to 65% of actual salary paid in the fiscal year. To the extent the awards pool is insufficient for a given fiscal year to fund the full General award for all eligible employees, including our Named Executive Officers, the awards pool is allocated pro rata among all eligible employees. On March 10, 2009, the Compensation Committee determined that there were insufficient shares of Common Stock available for issuance under the Incentive Compensation Plan to satisfy the stock portion of the General award for 2008, and accordingly modified the Annual Plan, as described below in further detail under the heading "—Setting Executive Compensation—Annual and Long-Term Incentive Compensation."

If 5% of our Pre-Tax Income, as determined by the Compensation Committee, exceeds the amount necessary to fund the General awards, then the excess amount may be used to fund the Extraordinary Performance awards pool. However, any payment of an Extraordinary Performance awards is contingent on our achievement of the following operational targets:

- 5% growth in production and 5% growth in total proved reserves;
- No more than 5% growth in LOE, per Mcfe of production; and
- No more than 5% growth in G&A costs, per Mcfe of production.

One half of the Extraordinary Performance awards will be paid if the Company achieves its production and total proved reserves growth target during the fiscal year. If the Company achieves its production and total proved reserves growth target during the fiscal year, an additional 25% of the Extraordinary Performance awards will be paid if the Company achieves its LOE target, and another 25% of the Extraordinary Performance awards will be paid if the Company achieves its G&A expense target. The Extraordinary Performance awards pool is targeted to pay each Named Executive Officer an amount equal to 52.5% of such employee's actual salary paid in the fiscal year. To the extent that an Extraordinary award is paid out the award would be paid 38% in cash and 62% in restricted stock. To the extent the awards pool is insufficient for a given fiscal year to fund the full Extraordinary Performance awards, the awards pool is allocated pro rata among all eligible employees.

On December 8, 2008, the Compensation Committee approved a change in the vesting schedules for all restricted stock subject to the Incentive Compensation Plan. As a result of this change, all restricted stock, including both shares outstanding and those to be granted in 2008 and 2009, now vests on December 15 of each year instead of December 31.

2010 Incentive Compensation. In connection with this meeting, we have asked our shareholders to approve the material terms of the Amended Plan. The purpose of the amendments made to the plan were largely related to Section 162(m) of the Code, which, as further described below, generally limits the amount of compensation to our Named Executive Officers that may be deducted unless that compensation may be properly deemed "performance-based compensation." Our Compensation Committee felt that it was important to have the ability to properly deduct compensation awards to our Named Executive Officers and have modified the performance-criteria applicable to the plan as well as certain administrative guidelines in order to comply with the requirements of Section 162(m) of the Code. Other amendments that were made to the plan that are not subject to the approval of our shareholders include the addition of the annual incentive award program into the plan, making the plan an "omnibus" plan instead of one limited solely to long-term equity awards, as well as the split of administrative authority between our Compensation Committee and our Chief Executive Officer and President. Our Chief Executive Officer and President will have authority to grant and administer the plan solely for employees that are not subject to Section 16 of the Securities Exchange Act, while the Compensation Committee, as required by Section 162(m) of the Code, will remain the plan administrator for all Named Executive Officers. The material terms of the Awards granted under the Annual Plan and the Amended Plan prior to such amendment will not be affected by the amendment and restatement of the plan; prior awards will be administered pursuant to the Amended Plan, but material terms of previously granted and outstanding awards shall not be affected by the Amended Plan.

We anticipate that restricted stock awards or restricted stock unit awards will be the predominant equity-based award granted pursuant to the Amended Plan, with cash-based awards being granted principally in the form of annual incentive bonus awards. A more detailed discussion of the Amended Plan may be found in Proposal 2 to this proxy statement.

Other Compensation and Benefits. All of our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as medical, dental, group life, disability, accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as all other employees. These benefits are provided so as to assure that we are able to maintain a competitive position in terms of attracting and retaining executive officers and other employees.

Perquisites and Other Personal Benefits. We provide our Named Executive Officers with perquisites and other personal benefits that the Company and the Compensation Committee believes are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key executive positions, such as club memberships and residential expenses incurred to promote business development and efficiency in commuting between offices. Under an arrangement between the Company and the Chief Executive Officer, Mr. Krohn is entitled to the use of Company-owned (in which the Company has a fractional interest) or chartered aircraft for personal travel. This benefit is reported as "other compensation" in the Summary Compensation Table that follows. For security reasons and to facilitate efficient business travel, Mr. Krohn uses Company-provided aircraft for both business and personal travel. The Company reflects the amounts attributable to Mr. Krohn's personal aircraft usage in the Summary Compensation Table as required by the proxy rules. In addition, aircraft personally owned by Mr. Krohn may be chartered by the Company for only business purposes of the Company, for up to 25 hours of flight time in any calendar year, unless the Audit Committee has authorized use in excess of 25 hours in any calendar year. In February 2009, the number of hours that the Company may charter Mr. Krohn's aircraft was increased from 25 hours of flight time to 50 hours for the 2009 calendar year. This increase in the number of hours was attributable to anticipated increases in business travel. In 2009, the Company's annual usage of Mr. Krohn's aircraft was 45.5 hours. The Audit Committee has the authority at any time in its sole discretion to increase the allowed flight hours. In any event, the costs to the Company to charter Mr. Krohn's aircraft may not exceed the cost to charter aircraft owned by a third party, which meets the needs for such trip (taking into account required seating capacity, operational requirements and flight duration).

Setting Executive Compensation

Base Salary. The base salary of each Named Executive Officer is reviewed annually by the Compensation Committee with the exception of Mr. Krohn's, which is set forth in his employment agreement. Please see "—Employment Agreement with Tracy W. Krohn." The Chief Executive Officer's salary is established by the Compensation Committee (and ratified by the Board), and for our other Named Executive Officers, our Chief Executive Officer recommends salaries, which are reviewed and approved by the Compensation Committee. Base salary is targeted for all executive positions near the median level of market derived salaries from published compensation survey sources. Individual salaries take into account the Company's annual salary budget, the individual's levels of responsibility, contribution and value to the Company, individual performance, prior relevant experience, breadth of knowledge and internal and external equity issues. Based on Mr. Gibbons' responsibility, contribution and value, his base salary was increased to $385,000. There were no other changes to the base salaries of our other Named Executive Officers in 2009.

Accordingly in 2009, the following changes to 2008 base salary amounts for the Named Executive Officers were made:

Name	2008 Base Salary	2009 Base Salary
Tracy W. Krohn	$1,000,000	$1,000,000
Jamie L. Vazquez	$ 510,000	$ 510,000
W. Reid Lea	$ 500,000	$ 500,000
John D. Gibbons	$ 350,000	$ 385,000
Stephen L. Schroeder	$ 340,000	$ 340,000

Bonus. In October 2008, in connection with the amendment to his employment agreement, Mr. Krohn's potential bonus award was increased to $500,000 from $250,000 following the Compensation Committee's finding that his annual bonus compensation fell below the median bonus amounts for chief executive officers of our peer group. Mr. Krohn's potential bonus award remained unchanged in 2009 and, subject to Compensation Committee approval, he is eligible to receive an annual cash bonus of up to $500,000. No determination regarding payout of a 2009 bonus award to Mr. Krohn has been made as of the date of this proxy filing.

Annual and Long-Term Incentive Compensation. The Board annually reviews the recommendation of executive management regarding the performance-based goals for the Company and establishes the targets for reserve growth, production growth, LOE containment and G&A cost containment metrics, which were selected due to the Board's belief they are important measures of Company performance and, in turn, potential shareholder value. For fiscal year 2009, the target for growth in reserves and production was 5% for fiscal year 2009 as compared to fiscal year 2008 and the target for cost control of LOE and G&A expense was a maximum increase of 5% from fiscal year 2008.

None of the performance-based goals for the Company were met during 2009 and, therefore, no amounts were paid out under the Annual Plan and no cash bonuses have been awarded to our Named Executive Officers.

Upon the approval of the material terms of the Amended Plan, we anticipate that our Compensation Committee will continue to annually review management's recommendations regarding the appropriateness of utilizing various performance-based criteria which are contained in the Amended Plan, although the Compensation Committee will be limited to making adjustments regarding company performance-based targets by the criteria contained within the Amended Plan document. The Compensation Committee will also be required, prior to granting awards designed to be compliant with Section 162(m) of the Code, to set all performance-based criteria for the award in writing within the first ninety days of the applicable performance period.

Compensation Policies

Tax and Accounting Treatment. Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the Company's highest paid executive officers. However, the statute exempts qualifying performance-based compensation from the deduction limit when specified requirements are met. In general, awards to executive officers under the Company's incentive programs have been structured to qualify for this exemption. However, the Compensation Committee retains the discretion to award compensation that exceeds Section 162(m)'s deductibility limit.

The Company accounts for stock-based payments in accordance with the requirements of ASC Topic 718, by which compensation cost is based on the fair value of the equity instrument on the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award. Because the Company may offer incentive stock options, non-qualified stock options and restricted stock grants, the deductibility of an equity compensation award by the Company may not always occur at the time the award is otherwise taxable to the employee.

Basis for Allocation among Incentives. Except as described above, our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Incentive awards under the Incentive Compensation Plan may be granted in any one or a combination of (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) restricted stock and (e) performance shares.

Adjustment or Recovery of Awards upon Restatement of Company Performance. The Company does not have a formal policy with respect to whether its Named Executive Officers are required to return cash and equity incentive awards if the relevant performance targets upon which the awards are based are ever restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Under the Annual Plan, however, the Compensation Committee has the authority to adjust financial targets when unforeseen events affect the Company's results of operations.

Stock Ownership Guidelines. We did not maintain formal stock ownership or retention guidelines during the 2009 year. On February 24, 2010, our Board approved the adoption of the W&T Offshore, Inc. Stock Ownership and Retention Policy (the "Policy"). The Policy will be administered similarly to the Amended Plan, with the Compensation Committee administering the Policy for employees subject to Section 16 of the Securities Exchange Act, while our Chief Executive Officer and President administer the Policy for all other eligible employees. The Policy will be applicable to all employees who are eligible to, and whom actually do, receive equity-based awards pursuant to the Amended Plan. The Policy will require our eligible employees to hold an amount of our common stock that will equate to set multiples of the amount of his or her annual base salary. The employees will have four years in which to achieve the required amount of common stock. Prior to the achievement of the required amount, all equity-based compensation awards granted to that individual pursuant to the Amended Plan are required to be owned and held while equity-based cash awards are to be used to purchase our common stock on the open market; following the achievement of the amount and subject to any applicable securities laws, the individual may conduct any appropriate transactions with our common stock so long as he or she does not fall below the required amount as a result.

Common stock that counts toward the satisfaction of the stock ownership level shall include: (a) shares of common stock owned outright by the employee and his or her immediate family members who also share the same household; (b) shares of common stock acquired upon an option exercise or upon the lapse of restrictions on other awards; (c) common stock purchased in the open market; and (d) deemed or actual stock investments due to an employee's participation in the our 401(k) plan.

A hardship exemption may be granted to an employee prior to the time he or she has satisfied the initial ownership requirement. Prior to such time, the Plan Administrator holds the authority to relieve an employee from the Policy upon a determination that the employee has incurred a unique financial or personal situation where the Policy becomes inequitable in light of the employee's circumstances. The penalty for noncompliance with the Policy may result in the suspension of any future grants or awards to the employee, or the employee's base salary and compensation may be frozen at current levels until such time as the employee meets the terms of the Policy.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on the Compensation Committee's review of and discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee.

S. James Nelson, Jr.
(Chair)

Samir G. Gibara

B. Frank Stanley

EXECUTIVE COMPENSATION AND RELATED INFORMATION

2009 Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to Mr. Krohn, our Chairman and Chief Executive Officer, Mr. Gibbons, our Chief Financial Officer, and the Company's three other most highly compensated executive officers for the year ended December 31, 2009.

Name and Principal Position	Year	Salary	Cash Bonus[3]	Stock Awards[4]	Non-Equity Incentive Plan Compensation[5]	All Other Compensation[6][7]	Total
Tracy W. Krohn	2009	$1,038,462	$ — (8)	$ —	$ —	$424,546	$1,463,008
Chairman and Chief Executive	2008	594,703	500,000	—	—	391,472	1,486,175
Officer	2007	500,000	—	—	—	418,552	918,552
Jamie L. Vazquez	2009	529,615	—	—	—	11,106	540,721
President (1)	2008	324,166	—	210,714	129,666	10,404	674,950
W. Reid Lea	2009	519,231	—	—	—	48,280	567,511
Executive Vice President and	2008	450,291	—	317,488	195,378	49,654	1,012,811
Manager of Corporate Development	2007	386,000	—	175,840	108,199	11,250	681,289
John D. Gibbons	2009	393,077	—	—	—	25,975	419,052
Senior Vice President, Chief	2008	350,000	—	235,989	145,221	24,551	755,761
Financial Officer and Chief	2007	289,000	—	131,808	81,100	70,327	572,235
Accounting Officer (2)							
Stephen L. Schroeder	2009	353,077	—	—	—	11,115	364,192
Senior Vice President and Chief	2008	304,815	—	198,136	121,926	10,495	635,372
Operating Officer	2007	270,000	—	123,040	75,702	10,385	479,127

(1) Ms. Vazquez was not a Named Executive Officer in 2007. She was elected President on September 24, 2008.

(2) Mr. Gibbons' salary for 2007 reflects a pro rata disbursement of his annual base salary for the period beginning on his start date of employment, February 26, 2007.

(3) Mr. Krohn's bonus award is the only payment reflected in this column. All other cash incentives paid to the Named Executive Officers are reflected in the "Non-Equity Incentive Plan Compensation" column.

(4) The amounts under "Stock Awards" reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. The discussion of the assumptions used in calculating these values can be found in Note 14 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC.

(5) The amounts under "Non-Equity Incentive Plan Compensation" reflect the cash portion of the General Award and the Extraordinary Performance Award, if any, under the Annual Plan, which are accrued in the applicable fiscal year and paid in March of the following fiscal year.

(6) Excludes perquisites and other personal benefits if the total aggregate value (based on aggregate incremental cost to the Company) in a given year did not exceed $10,000. The amounts under "All Other Compensation" for 2009 include: (i) For Mr. Krohn, the incremental costs of $412,296 associated with his use of an airplane in which the Company owns a fractional interest, which costs represent the current market rates for equivalent use of chartered aircraft; (ii) For Mr. Lea, the incremental costs of $36,030 for living expenses away from his primary residence; and (iii) For Mr. Gibbons, the incremental costs of $13,725 for membership to Lakeside Country Club.

(7) The amounts under "All Other Compensation" for 2007, 2008 and 2009 include company matching contributions to our 401(k) plan for each individual listed above.

(8) The amount of bonus, if any, has not been determined as of the filing date of this proxy statement. Subject to Compensation Committee approval, Mr. Krohn is eligible to receive up to $500,000.

2009 Grants of Plan-Based Awards

The following table sets forth information with respect to the possible awards that could have been payable for 2009 under the Annual Plan to the Named Executive Officers.

Name	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Grant (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock (1)	Grant Date Fair Value of Stock Award (4)
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Tracy W. Krohn	—	$ —	$ —	$ —	$ —	$ —	$ —	—	$ —
Jamie L. Vazquez	—	—	204,000	305,745	—	331,500	497,505	—	—
	3/12/2009							22,489	120,316
	5/04/2009							8,347	90,398
W. Reid Lea	—	—	200,000	299,750	—	325,000	487,750	—	—
	3/12/2009							33,886	181,290
	5/04/2009							12,576	136,198
John D. Gibbons	—	—	154,000	230,808	—	250,250	375,568	—	—
	3/12/2009							25,187	134,750
	5/04/2009							9,348	101,239
Stephen L. Schroeder	—	—	136,000	203,830	—	221,000	331,670	—	—
	3/12/2009							21,146	113,131
	5/04/2009							7,849	85,005

(1) The restricted stock awards granted as payment of the 2008 annual bonuses were granted on two separate dates, as we did not have enough shares available for issuance pursuant to our previously titled W&T Offshore, Inc. Long-Term Incentive Plan at the time that annual bonuses are typically granted to our employees; following our shareholders approval of additional shares for this plan at our 2009 annual meeting, the remainder of the bonus each Named Executive Officer should have received in March was granted to them in May.

(2) If target thresholds are achieved for the General Bonus under the Annual Plan, then each Named Executive Officer will receive an amount equal to 105% of such employee's actual salary paid in the fiscal year, with a cash bonus of 40% of his or her actual salary paid in the fiscal year and a restricted stock award with a market value equal to 65% of actual salary paid in the fiscal year.

(3) If the performance goals and target thresholds are achieved for the Extraordinary Performance Bonus under the Annual Plan, then each Named Executive Officer will receive an amount equal to 52.5% of his or her actual salary paid in the fiscal year, with 38% paid in cash and 62% paid in restricted stock.

(4) The dollar amount indicated is the aggregate grant date fair value computed in accordance with ASC Topic 718, except that the amounts shown assume that there will be no service-based forfeiture of awards. The assumptions used in determining the grant date fair value are described in Note 14 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

We maintain employment agreements with each of the Named Executive Officers. Tracy W. Krohn serves as the Company's Chairman and Chief Executive Officer. Mr. Krohn serves under an employment agreement that has a term of three years. However, on each anniversary date, his agreement will automatically renew for one additional year unless, on or before the date that is 90 days prior to the first day of such extension period, either party shall give written notice to the other that no such automatic extension shall occur. Mr. Krohn's employment agreement provides for an annual base salary of $1,000,000 and subject to Compensation Committee approval, a cash bonus up to $500,000. His employment agreement provides that he is entitled to both business and personal use of aircraft in which the Company has a fractional interest. The Company may also charter Mr. Krohn's private aircraft for up to 25 flight hours per year, unless the Audit Committee has authorized use in excess of 25 hours in any calendar year, provided that the costs do not exceed a comparable charter for a third-party aircraft. In February 2009, the number of hours that the Company may charter Mr. Krohn's aircraft was increased from 25 hours of flight time to 50 hours for the 2009 calendar year. In 2009, the Company's annual usage of Mr. Krohn's aircraft was 45.5 hours. The Compensation Committee also has the authority to pay additional bonuses to Mr. Krohn in its discretion, during the term of his agreement. The potential severance and change of control provisions within Mr. Krohn's employment agreement are discussed in detail below under the heading "—Potential Payments Upon Termination or a Change in Control."

The employment agreements for the Named Executive Officers other than Mr. Krohn also have a term of three years, provided, that on each anniversary thereafter, the term shall automatically be extended for an additional one-year period unless, on or before the date that is 90 days prior to the first day of such extension period, either party shall give written notice to the other that no such automatic extension shall occur. The Company has provided written notice to each of the Named Executive Officers (other than Mr. Krohn) that their respective employment contracts will not automatically renew on the applicable date. The executives are eligible to participate in the Company's bonus plans and long term incentive plans as approved from time to time by the Compensation Committee. The current base salaries for each of the Named Executive Officers under their employment agreements are: Jamie L. Vazquez—$510,000; W. Reid Lea—$500,000; Stephen L. Schroeder—$340,000; and John D. Gibbons—$385,000. This grant of shares of restricted Common Stock is governed by the terms of the Annual Plan, as described above. The employment agreements also provide for potential severance payments upon certain termination scenarios and a change in control, as discussed further below under the heading "—Potential Payments Upon Termination or a Change in Control."

Outstanding Equity Awards at December 31, 2009

The following table sets forth information regarding restricted stock that has not vested for each of the Named Executive Officers outstanding as of December 31, 2009. The Company did not grant option awards in 2009 and there are no stock options outstanding as of December 31, 2009.

	Stock Awards	
Name	**Number of Shares of Stock That Have Not Vested**	**Market Value of Shares of Stock That Have Not Vested (1)**
Tracy W. Krohn	—	$ —
Jamie L. Vazquez	21,648 (2)	253,282
W. Reid Lea	32,805 (3)	383,819
John D. Gibbons	24,396 (4)	285,433
Stephen L. Schroeder	20,611 (5)	241,149

(1) The market value of the shares of restricted stock that have not vested was calculated using the closing price of the Company's Common Stock on December 31, 2009 of $11.70 per share.

(2) The unvested restricted stock of Ms. Vazquez outstanding as of December 31, 2009 vests as follows: 11,370 shares on December 15, 2010, and 10,278 shares on December 15, 2011.

(3) The unvested restricted stock of Mr. Lea outstanding as of December 31, 2009 vests as follows: 17,318 shares on December 15, 2010; 15,487 shares on December 15, 2011.

(4) The unvested restricted stock of Mr. Gibbons outstanding as of December 31, 2009 vests as follows: 12,885 on December 15, 2010; 11,511 shares on December 15, 2011.

(5) The unvested restricted stock of Mr. Schroeder outstanding as of December 31, 2009 vests as follows: 10,946 shares on December 15, 2010; 9,665 shares on December 15, 2011.

Stock Vested Table for 2009

The following table sets forth information regarding the vesting of restricted stock for each of the Named Executive Officers during 2009. No option awards vested in 2009.

	Stock Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
Tracy W. Krohn	—	$ —
Jamie L. Vazquez	13,790	157,068
W. Reid Lea	21,104	240,375
John D. Gibbons	15,042	171,328
Stephen L. Schroeder	13,567	154,528

(1) The value realized on vesting was calculated using the closing price of the Company's Common Stock on December 15, 2009 of $11.39 per share.

Potential Payments Upon Termination or a Change in Control

Each of the Company's Named Executive Officers has an employment agreement with the Company.

Employment Agreement with Tracy W. Krohn

Mr. Krohn's employment agreement provides for a potential severance payment in certain situations. If, during the term of his agreement, the Company terminates the employment of Mr. Krohn for any reason other than for "cause" (generally defined to include Mr. Krohn's fraud or dishonesty in the performance of Company business which results in demonstrable damage to the Company, his conviction of a crime of moral turpitude, any violation of his confidentiality or non-competition obligations, or any willful failure, neglect, or refusal to perform his duties under the agreement or any material breach by him of his agreement), or Mr. Krohn terminates his employment for "good reason" (generally defined to include a breach by the Company of the agreement or a material adverse change in Mr. Krohn's title, position or responsibilities), whether or not in connection with a change of control, Mr. Krohn will be entitled to receive his base salary until the actual termination date of his agreement, a pro rata portion of his bonus and a severance payment in the amount of 2.99 times his average annual income over the most recent five taxable years (the "CEO Severance Payment"). If the Company fails to renew Mr. Krohn's employment agreement without cause, Mr. Krohn will also have the option of resigning and receiving the CEO Severance Payment. If Mr. Krohn's employment is terminated due to his death or "disability," (defined as Mr. Krohn's inability to fulfill his duties due to physical or mental illness for a total of 120 days in any 12-month period), the Company's payment obligations will cease other than providing payment of earned but unpaid salary, reimbursement of legitimate business expenses yet unpaid, and continued medical benefits to his dependents in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, or "COBRA."

The definition of "change of control" in Mr. Krohn's employment agreement varies from the employment contracts for the other executive officers in that such an event only occurs upon (i) any merger or consolidation whereby the outstanding stock of the Company prior to the transaction constitutes less than 50% of the voting power in the resulting entity; (ii) any sale of all or substantially all of the Company's assets; or (iii) the complete liquidation of the Company.

Mr. Krohn has agreed that during the term of his agreement, he will not compete with the Company or solicit any of the Company's customers, employees, consultants or independent contractors with whom we do business. The Company may require Mr. Krohn to sign a complete release of the Company and its affiliates prior to his receipt of any potential CEO Severance Payment.

Employment Agreements with the Remaining Named Executive Officers

The employment agreements for the remaining Named Executive Officers provide for termination benefits, triggered upon a termination by us without "cause" (as defined below), a termination by the executive for "good reason" (as defined below), and upon a change of control (as defined below), in an amount of three times the "base amount" of such employee's annual compensation, determined in accordance with Section 280G of the Code, ("Section 280G") less $1.00 (the "Severance Payment"). These amounts will be paid to the executives within five days of the applicable triggering event, unless Section 409A of the Code requires that such payment be delayed for an additional period of six months to avoid additional taxes. In the event that the payment is due to a termination by the Company without cause or a good reason termination by the executive, the Company may require that the executive sign a complete release from any and all claims and causes of action against the Company and our affiliates as a condition to receiving the payment.

In such cases of termination, each of the other Named Executive Officers (other than Mr. Krohn) are also entitled to have the Company reimburse them for a period of 12 months after termination for the difference between the amount that such former employees pay to continue health insurance coverage under COBRA and the employee contribution amount that active senior employees pay for the same or similar coverage under the Company's health group plan.

Within the employment agreements for the Named Executive Officers other than Mr. Krohn:

(i) "Cause" is generally defined to include willful misconduct, gross negligence, material breach of the agreement or Company policy, conviction of a crime of moral turpitude or a felony, and engaging in acts of serious dishonesty which adversely affects the Company;

(ii) "Good reason" generally includes a breach by the Company of the agreement; a significant reduction in the executive's title, duties or responsibilities; or any requirement that the executive relocate to a position more than fifty miles from his or her present business address; and

(iii) "Change of control" means (i) a merger, consolidation, or sale of all or substantially all of the assets of the Company if (A) the Board of Directors of the Company prior to the transaction do not constitute a majority of the board of directors of the resulting entity or (B) the shareholders of the Company do not beneficially own 40% or more of the voting power in the resulting entity in similar proportions to what they owned in the Company prior to the transaction; (ii) the dissolution or liquidation of the Company; (iii) when any person acquires ownership or control of more than 60% of the Company or resulting entity (if through a merger); (iv) when, in connection with a contested election, the directors of the Board prior to the contest cease to constitute a majority of the Board of Directors. Notwithstanding the foregoing, a transaction is not a "change of control," if approved by the shareholders of the Company and the Board of Directors, and there is no change of control of the Board of Directors after the transaction.

Incentive Compensation Plan and Annual Plan

As of December 31, 2009, the Company's Annual Plan provided that in the event of a change of control of the Company, all outstanding options, stock appreciation rights and restricted stock become exercisable, realizable or vested in full, or shall be free of all conditions or restrictions, as applicable to each award. The plan defines a "change of control" to generally include: (i) any merger or consolidation whereby the outstanding stock of the Company prior to the transaction constitutes less than 50% of the voting power in the resulting entity; (ii) an acquisition of beneficial ownership by a person if, after the acquisition, the person beneficially owns 51% or more of the outstanding stock of the Company or the voting power of the Company (this does not include any acquisition directly from or by the Company, through an employee benefit plan sponsored by the Company, or that results in beneficial owners of outstanding Company stock prior to the acquisition by another corporation beneficially owning more than 50% of the then-outstanding shares of the corporation in the same proportion as their previous ownership of Company stock, or any acquisition by Mr. Krohn and his family (or a trust or closely held corporation where Mr. Krohn or his family members are the primary beneficiaries or founders)); (iii) any sale of all or substantially all of the Company's assets; or (iv) the complete liquidation of the Company. In addition, in the event of a change of control, all performance shares or other performance-based awards shall be immediately payable based upon the extent, as determined by the Compensation Committee, to which the performance goals for the performance period then in progress have been met up through the date of the change of control or based on 100% of the value on the date of grant of the performance shares or other performance-based award, if such amount is higher. Notwithstanding the foregoing, vesting will not occur with regard to restricted stock if, in the event of a merger into and with an acquiring company, each unvested share of restricted stock is converted into the same number of unvested shares of restricted stock of the acquiring company and such conversion is consummated within 30 days of the change of control event.

As of December 31, 2009 the Annual Plan also provided that in the event that an executive officer that is also a party to an employment agreement is terminated, (i) by the Company without "cause," (ii) due to the death or "permanent disability" of the executive officer, or (iii) by the executive officer "for good reason," all unvested restricted stock of the executive officer shall vest on the date of termination. Each of the terms within this paragraph has the same meaning as given such term in an executive's applicable employment agreement. Please see "—Employment Agreement with Tracy W. Krohn" and "—Employment Agreements with the Remaining Named Executive Officers."

The Company's Annual Plan provides for both cash bonuses and awards of restricted stock. Restricted stock awards granted under the Company's Annual Plan will remain subject to the terms and conditions of the Incentive Compensation Plan as well as the Annual Plan. On the date of a change of control (as defined in the Incentive Compensation Plan) the Company's obligations under all outstanding annual cash bonus awards will be paid, on a pro-rated basis, for that part of the fiscal year that will have lapsed prior to the date of the change of control, while the restricted stock awarded under the Annual Plan will vest in full according to the terms of the Incentive Compensation Plan.

The following table reflects the values that each of the Named Executive Officers would receive upon certain terminations of employment or upon a change in control. For purposes of these calculations, the Company has made certain assumptions which we consider reasonable, such as all legitimate reimbursable business expenses are current, and that all earned salary payments are current as of the date of the potential termination scenario. We have assumed that each of the events which constitute a termination of employment or a change in control of the Company have occurred on December 31, 2009, on which day the closing sales price of our stock was $11.70. The actual amount of payments that each executive could receive may not be determined with complete accuracy until such time as an actual termination or change of control occurs, but the values below are our best estimate as to the potential payments each executive would receive as of December 31, 2009.

Potential Payments Upon a Termination or Change of Control

Executive and Compensation Component	Change of Control (1)	Death and Disability (2)	Termination by Company without Cause or by Executive for Good Reason (3)	Failure of Company to Renew Employment without Cause (4)
Tracy W. Krohn				
Pro Rata Bonus (5)	$ 500,000	$ N/A	$ 500,000	$ N/A
CEO Severance Payment (6)	N/A	N/A	2,714,247	2,714,247
Continued Medical (7)	N/A	N/A	N/A	N/A
Accelerated Equity (8)	0	0	0	0
Total	500,000	0	3,214,247	2,714,247
Jamie L. Vazquez				
Pro Rata Bonus (5)	0	N/A	N/A	N/A
Severance Payment (9)	1,451,276	N/A	1,451,276	N/A
Continued Medical (7)	N/A	N/A	19,163	N/A
Accelerated Equity (8)	253,282	253,282	253,282	253,282
Total	1,704,558	253,282	1,723,721	253,282
W. Reid Lea				
Pro Rata Bonus (5)	0	N/A	N/A	N/A
Severance Payment (9)	2,281,922	N/A	2,281,922	N/A
Continued Medical (7)	N/A	N/A	19,163	N/A
Accelerated Equity (8)	383,819	383,819	383,819	383,819
Total	2,665,741	383,819	2,684,904	383,819
John D. Gibbons				
Pro Rata Bonus (5)	0	N/A	N/A	N/A
Severance Payment (9)	1,532,489	N/A	1,532,489	N/A
Continued Medical (7)	N/A	N/A	19,163	N/A
Accelerated Equity (8)	285,433	285,433	285,433	285,433
Total	1,817,922	285,433	1,837,085	285,433
Stephen L. Schroeder				
Pro Rata Bonus (5)	0	N/A	N/A	N/A
Severance Payment (9)	1,339,052	N/A	1,339,052	N/A
Continued Medical (7)	N/A	N/A	19,163	N/A
Accelerated Equity (8)	241,149	241,149	241,149	241,149
Total	1,580,201	241,149	1,599,364	241,149

1) The "Change of Control" column will reflect a trigger of the change in control definition that is applicable to either the executive's employment agreement, or the Incentive Compensation Plan, as applicable for the compensation component at issue.

2) The "Death and Disability" column will reflect a termination due to death or disability, with the term of "disability" to have been satisfied as necessary pursuant to such definition within Mr. Krohn's employment agreement, or for the remaining Named Executive Officers pursuant to the Incentive Compensation Plan, as applicable.

3) The definitions necessary to determine the existence of a termination for "cause" or "good reason", as applicable, are found in the executive's employment agreement or under the Incentive Compensation Plan.

4) Only Mr. Krohn's employment agreement provides for a cash payment upon the Company's choice not to renew his employment term; however, before the CEO Severance Payment is provided to Mr. Krohn he must have chosen to resign from his position with the Company. Each of the Named Executive Officers, including Mr. Krohn, will receive accelerated vesting for their equity awards pursuant to a non-renewal without cause pursuant to the Incentive Compensation Plan.
5) Each of the Named Executive Officers would be entitled to receive a pro rata bonus pursuant to the Incentive Plan upon a change in control, although with the assumption that the change in control occurred on December 31, 2009, the amounts reflected in the table are the full 2009 year bonuses also reflected in the Summary Compensation Table. Under a potential termination without cause or for good reason, no amounts have been included for Mr. Krohn's salary, as we have assumed for purposes of this table that all salary payments are current as of the date of termination. The amount of Mr. Krohn's pro rata bonus provided for pursuant to his employment agreement also reflects the full amount of the annual bonus he could potentially be entitled to receive during the 2009 year because the potential termination payments were determined as if he was employed through the full 2009 year and terminated on December 31, 2009; the actual amount of his bonus for any given year, if any, will be subject to the discretion of our Compensation Committee, however, so the amount that Mr. Krohn could receive upon an actual termination of employment could be less than what is shown here.
6) This amount was calculated by multiplying 2.99 by the average of Mr. Krohn's W-2 taxable income for the previous five years, or $907,775.
7) The Company will offer medical benefits to Mr. Krohn and his dependents in accordance with COBRA and any other applicable law. For the remaining Named Executive Officers, the Company will provide payments to the executives in the amounts equaling the difference between the amount the executive pays to effect and continue coverage under COBRA and the amount that active senior employees pay for similar coverage under the Company's plans. Mr. Gibbons has declined participation in the Company's medical benefits.
8) As of December 31, 2009, in the event of a change in control requiring vesting, the aggregate value of the shares that would have vested upon an event requiring acceleration for each entitled Named Executive Officer was calculated by multiplying the closing stock price of $11.70 by the following number of unvested shares held on this date: (i) Ms. Vazquez—21,648 shares; (ii) Mr. Lea—32,805 shares; (iii) Mr. Gibbons—24,396 shares; and (iv) Mr. Schroeder—reflecting 20,611 shares.
9) The amounts for the Severance Payments were calculated by averaging the previous five years (or the number of years available due to service with us for a lesser amount of time) W-2 compensation for each executive, multiplying this amount by three, and then subtracting $1.00.

Risk Assessment Related to our Compensation Structure

We believe our executive compensation plans are appropriately structured and are not reasonably likely to result in material risk to W&T Offshore. We believe our approach to goal setting, setting of targets with payouts at multiple levels of performance, and evaluation of performance results assist in mitigating excessive risk-taking that could harm our value or reward poor judgment by our executives. Several features of our programs reflect sound risk management practices. We set performance goals that we believe are reasonable in light of past performance and market conditions. We also believe we have allocated our compensation among base salary and short and long-term compensation target opportunities in such a way as to not encourage excessive risk-taking. Further, with respect to our incentive compensation programs, the metrics that determine payouts for our employees are company-wide metrics only. This is based on our belief that applying Company-wide metrics encourages decision-making that is in the best long-term interests of W&T Offshore and our stockholders as a whole. We use restricted stock rather than stock options for equity awards because restricted stock units retain value even in a depressed market so that employees' are less likely to take unreasonable risks to get, or keep, options "in-the-money." Finally, the time-based vesting over a multi-year period for our long-term incentive awards ensures that our employees' interests align with those of our stockholders for the long-term performance of our Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2009, the Company paid approximately $0.1 million to KA Equipment Leasing LLC for the lease of aircraft. KA Equipment Leasing LLC is owned by W&T Offshore, LLC ("W&T LLC"). W&T LLC is controlled by Tracy Krohn.

The Company has adopted policies and procedures for approval of related party transactions, which are set forth in our Code of Business Conduct and Ethics. Such policies and procedures state that the Company shall not enter into any contractual relationship or transaction that would be required to be disclosed under Section 404 of Regulation S-K, or any successor to such regulation, (a "Transaction") without first complying with the provisions of the Code of Conduct and Ethics. The Audit Committee of the Board of Directors will be responsible for approving and negotiating the terms of such a proposed Transaction. If a Transaction involves a corporate opportunity, such opportunity must have been first rejected by the Company. The Audit Committee has the authority to approve or disapprove the use of the rejected corporate opportunity by the individual who wants to utilize the opportunity that the Company has rejected. No such Transaction shall be approved by the Audit Committee unless the terms of such Transaction are the same or more favorable than those which would have been obtainable at the time in arm's-length dealing with unaffiliated persons. If the Audit Committee approves the Transaction, the Company shall be authorized to proceed with the Transaction as approved and to execute the documents necessary to give effect to such Transaction. The Company will make all required disclosures as appropriate in its periodic or special filings. Notwithstanding the foregoing, the Board of Directors shall have authority over any Transaction that may involve a change in control of the Company and in such a case, the Board of Directors may adopt such procedures that it deems necessary to review such Transaction. A written copy of our Code of Business Conduct and Ethics can be found on our website at *www.wtoffshore.com.*

SHAREHOLDER PROPOSALS

At the Annual Meeting each year, the Board of Directors submits to shareholders its nominees for election as directors. The Board of Directors may also submit other matters to the shareholders for action at the Annual Meeting. Shareholders of the Corporation may also submit proposals 120 days prior to May 3, 2011 for inclusion in the proxy materials. If you want the Company to consider including a proposal in next year's 2011 proxy statement, you must submit the proposal in writing to our Secretary no later than January 3, 2011. If you want us to consider including a nominee for election to the Board of Directors at the 2011 Annual Meeting, you must submit the nominees name in accordance with the procedures discussed more fully in the section entitled "Director Nomination Process," no earlier than December 4, 2010 and no later than January 3, 2011. Please mail any nomination or proposal following the prescribed guidelines to Secretary, W&T Offshore, Inc., Nine Greenway Plaza, Suite 300, Houston, Texas 77046.

OTHER MATTERS

Neither I nor any of the persons named as proxies know of any matters other than those described above to be voted on at the 2010 Annual Meeting. However, if any other matters are properly presented at the Annual Meeting, it is the intention of the persons named as proxies to vote in accordance with their judgment on these matters, subject to the discretion of the Board of Directors.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2009 accompanies this Proxy Statement, but it is not to be deemed a part of the proxy soliciting material.

Shareholders may obtain additional copies of our current Annual Report on Form 10-K without charge by writing to our Secretary at W&T Offshore, Inc., Nine Greenway Plaza, Suite 300, Houston, Texas 77046. Our Annual Report on Form 10-K and other filings with the SEC may also be accessed through our website at *www.wtoffshore.com* or the SEC's website at *www.sec.gov*.

By Order of the Board of Directors,



J. F. Freel
Secretary

APPENDIX A

W&T OFFSHORE, INC.

AMENDED AND RESTATED INCENTIVE COMPENSATION PLAN

TABLE OF CONTENTS

W&T OFFSHORE, INC.

Amended and Restated Incentive Compensation Plan

1. **Purpose and History**. The purpose of the W&T Offshore, Inc. Amended and Restated Incentive Compensation Plan (the "***Plan***") is to provide a means through which W&T Offshore, Inc., a Texas corporation (the "***Company***"), and its Subsidiaries may attract and retain able persons as employees and consultants of the Company, and its Subsidiaries, and to provide a means whereby those persons upon whom the responsibilities of the successful administration and management of the Company, and its Subsidiaries, rest, and whose present and potential contributions to the welfare of the Company, and its Subsidiaries, are of importance, can acquire and maintain stock ownership, or awards the value of which is tied to the performance of the Company and/or the eligible individual, thereby strengthening their concern for the welfare of the Company, and its Subsidiaries, and their desire to remain employed or in service to the Company. A further purpose of this Plan is to provide such employees and consultants with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. Accordingly, this Plan primarily provides for the granting of Incentive Stock Options, options which do not constitute Incentive Stock Options, Restricted Stock Awards, Restricted Stock Units, Bonus Stock, Dividend Equivalents, Stock Appreciation Rights, Annual and Performance Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular individual as provided herein.

The predecessor to this Plan, the W&T Offshore, Inc. Long-Term Incentive Compensation Plan, was originally established on April 15, 2004 for the purpose of superseding and replacing that certain Long-Term Incentive Plan of the Company which was adopted and effective in 2003. The W&T Offshore, Inc. Long-Term Incentive Compensation Plan was first amended by the Compensation Committee of the Board on November 3, 2006 for the purpose of asserting the Compensation Committee's interpretation of certain provisions of the plan. The W&T Offshore, Inc. Long-Term Incentive Compensation Plan was next amended on April 8, 2009 to clarify certain provisions of the first amendment and to modify the definition of a "Change of Control" for Awards granted on and after April 8, 2009. The W&T Offshore, Inc. Long-Term Incentive Compensation Plan was amended a third time on April 8, 2009, subject to the approval of the Company's shareholders at the 2009 Annual Meeting of Shareholders of the Company, to increase the number of shares available for issuance under the Plan. As of the Effective Date, the W&T Offshore, Inc. Long-Term Incentive Compensation Plan is now being amended and restated to, among other things, re-title the W&T Offshore, Inc. Long-Term Incentive Compensation Plan as the "Amended and Restated Incentive Compensation Plan," bring the Plan into compliance with Section 162(m) of the Code, expand the types of Awards which may be granted pursuant to the Plan, and provide alternative administration structures for the Plan; provided, however, that this amendment and restatement is not intended to affect the terms of any Award granted prior to the Effective Date of this Plan without the prior written consent of the affected Participant(s).

2. **Definitions**. For purposes of this Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof:

(a) "***Annual Incentive Award***" means a conditional right granted to a Participant under Subsection 8(c) hereof to receive a cash payment, Stock or other Award, unless otherwise determined by the Committee, after the end of a specified year.

(b) "***Award***" means any Option, SAR (including Limited SAR), Restricted Stock Award, Restricted Stock Unit, Bonus Stock, Dividend Equivalent, Other Stock-Based Award, Performance Award or Annual Incentive Award, together with any other right or interest granted to a Participant under this Plan.

(c) "***Beneficiary***" means one or more persons, trusts or other entities which have been designated by a Participant, in his or her most recent written beneficiary designation filed with the Committee, to receive the benefits specified under this Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Subsection 10(a) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the persons, trusts or other entities entitled by will or the laws of descent and distribution to receive such benefits.

(d) "***Board***" means the Company's Board of Directors.

(e) "***Business Day***" means any day other than a Saturday, a Sunday, or a day on which banking institutions in the state of Texas are authorized or obligated by law or executive order to close.

(f) "***Change in Control***" means the occurrence of any of the following events:

(i) Any merger or consolidation that results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation;

(ii) Individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Board;

(iii) The acquisition by any one person, or more than one person acting as a group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership of any capital stock of the Company if, after such acquisition, such person or group beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 51% or more of either (A) the then-outstanding shares of Stock of the Company (the "***Outstanding Company Stock***"), or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities***"). However, for purposes of this Subsection 2(f)(iii), the following acquisitions shall not give rise to a Change in Control event: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or an affiliate, (4) any acquisition resulting from an "employee buyout" where the Company's employees, whether through a formal employee stock ownership plan or a similar arrangement, acquire the beneficial ownership of 51% or more of either the Outstanding Company Stock or the Outstanding Company Voting Securities; (5) any acquisition by any corporation pursuant to a transaction that results in all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such transaction beneficially owning, directly or indirectly, more than 50% of the then-outstanding shares of Stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such transaction (which shall include, without limitation, a corporation that as a result of such transaction owns the Company or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such transaction, of the Outstanding Company Stock and Outstanding Company Voting Securities, respectively, or (6) any acquisition by the majority shareholder of the Company as of the date of the adoption of this Plan, his wife, and/or their descendants by blood or adoption (collectively, the "***Majority Holders***"); spouses or surviving spouses of members of the Majority Holders; trusts for the benefit of one or more members of the Majority Holders; entities controlled by one or more members of the Majority Holders or foundations established by the Majority Holders;

(iv) Any sale of all or substantially all of the assets of the Company; or

(v) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company (other than as a result of either an involuntary or voluntary bankruptcy proceeding).

Notwithstanding the foregoing definition, however, no Award subject to the Nonqualified Deferred Compensation Rules shall become exercisable, or be settled or otherwise paid or distributed, pursuant to the Plan or the applicable Award agreement governing such Award subject to the Nonqualified Deferred Compensation Rules as a result of a Change in Control unless the event constituting such Change in Control also constitutes a "change in the ownership or effective control" or "in the ownership of a substantial portion of the assets" of the Company within the meaning of the Nonqualified Deferred Compensation Rules; except that, to the extent permitted under the Nonqualified Deferred Compensation Rules, the time of exercise, payment or settlement of an Award subject to the Nonqualified Deferred Compensation Rules shall be accelerated, or payment shall be made under the Plan in respect of such Award, upon the occurrence of a Change in Control, as determined by the Committee in its discretion, to the extent necessary to pay income, withholding, employment or other taxes imposed on such Award. To the extent any Award subject to the Nonqualified Deferred Compensation Rules does not become exercisable or is not settled or otherwise payable upon a Change in Control as a result of the limitations described in the preceding sentence, it shall become exercisable or be settled or payable upon the occurrence of an event that qualifies as a permissible time of distribution in respect of such Award under the Nonqualified Deferred Compensation Rules, the Plan and the terms of the agreement governing such Award.

(g) "***Code***" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(h) "***Committee***" shall refer to the Person or group of Persons identified below, as applicable, unless otherwise determined by the Board:

(i) for purposes of administering the Plan generally, the "***Committee***" shall mean the Compensation Committee of the Board;

(ii) for purposes of administering any Awards granted to the then-current Executive Officers under this plan, "***Committee***" shall mean the Compensation Committee of the Board; and

(iii) for purposes of administering any Awards granted to all Participants other than the then-current Executive Officers, "***Committee***" shall mean the Company's then-current President and then-current Chief Executive Officer;

provided, however, that unless otherwise prohibited by this Plan or an applicable federal, state or securities law, the Board may delegate duties or administrative authority to any other Person, group or entity than those noted above, including the Board itself, to administer this Plan from time to time as the Board determines appropriate, and such individuals shall be referred to as the "***Committee***" for purposes of this Plan; provided further, however, that, where required by the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, the rules of any applicable securities exchange or securities association, or section 162(m) of the Code and the regulations thereunder, the applicable Committee shall consist solely of two or more directors, each of whom shall be a Qualified Member, unless administration of this Plan by Qualified Members is not then required in order to qualify for tax deductibility under section 162(m) of the Code.

(i) "***Covered Employee***" means an Eligible Person who is a Covered Employee as specified in Subsection 8(e) of this Plan.

(j) "***Dividend Equivalent***" means a right, granted to a Participant under Subsection 6(g), to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(k) "***Effective Date***" means January 1, 2010.

(l) "***Eligible Person***" means all officers and employees of the Company or any of its Subsidiaries, and other persons who provide services to the Company or any of its Subsidiaries, including consultants of the Company. An employee on leave of absence may be considered as still in the employ of the Company or any of its Subsidiaries for purposes of eligibility for participation in this Plan.

(m) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(n) "***Executive Officer***" means a Participant who is subject to section 16 of the Exchange Act.

(o) "***Fair Market Value***" means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported on the stock exchange composite tape on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported);

(ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value is required to be made under the Plan, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its sole discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate, including, without limitation, the Nonqualified Deferred Compensation Rules; provided, that in the event that the Committee is required to make a determination as to the Fair Market Value according to this Section 2(o)(iii), all such determinations shall be final, conclusive and binding on all Persons.

(p) "***Incentive Stock Option***" or "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of section 422 of the Code or any successor provision thereto.

(q) "***Incumbent Board***" means the portion of the Board constituted of the individuals who are members of the Board as of the Effective Date and any other individual who becomes a director of the Company after the Effective Date and whose election or appointment by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board.

(r) "***Nonqualified Deferred Compensation Rules***" means the limitations or requirements of section 409A of the Code and the regulations promulgated thereunder.

(s) "***Option***" means a right, granted to a Participant under Subsection 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(t) "***Other Stock-Based Awards***" means Awards granted to a Participant under Subsection 6(i) hereof.

(u) "***Participant***" means a person who has been granted an Award under this Plan which remains outstanding, including a person who is no longer an Eligible Person.

(v) "***Performance Award***" means a right, granted to a Participant under Section 8 hereof, to receive Awards based upon performance criteria specified by the Committee.

(w) "***Person***" means any person or entity of any nature whatsoever, specifically including an individual, a firm, a company, a corporation, a partnership, a limited liability company, a trust or other entity; a Person, together with that Person's Affiliates and Associates (as those terms are defined in Rule 12b-2 under the Exchange Act, provided that "registrant" as used in Rule 12b-2 shall mean the Company), and any Persons acting as a partnership, limited partnership, joint venture, association, syndicate or other group (whether or not formally organized), or otherwise acting jointly or in concert or in a coordinated or consciously parallel manner (whether or not pursuant to any express agreement), for the purpose of acquiring, holding, voting or disposing of securities of the Company with such Person, shall be deemed a single "Person."

(x) "***Qualified Member***" means a member of the Committee who is a "nonemployee Director" within the meaning of Rule 16b-3(b)(3) and an "outside director" within the meaning of Treasury Regulation 1.162-27 under section 162(m) of the Code.

(y) "***Restricted Stock***" means Stock granted to a Participant under Subsection 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

(z) "***Restricted Stock Unit***" means a right, granted to a Participant under Subsection 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified deferral period.

(aa) "***Rule 16b-3***" means Rule 16b-3, promulgated by the Securities and Exchange Commission under section 16 of the Exchange Act, as from time to time in effect and applicable to this Plan and Participants.

(bb) "***Securities Act***" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

(cc) "***Stock***" means the Company's Common Stock, par value $0.00001 per share, and such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 9.

(dd) "***Stock Appreciation Rights***" or "***SAR***" means a right granted to a Participant under Subsection 6(c) hereof.

(ee) "***Subsidiary***" means with respect to the Company, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

3. **Administration.**

(a) Authority of the Committee. This Plan shall be administered by the applicable Committee. Subject to the express provisions of the Plan and Rule 16b-3, the applicable Committee shall have the authority, in its sole and absolute discretion, to (i) adopt, amend, and rescind administrative and interpretive rules and regulations relating to the Plan; (ii) determine the Eligible Persons to whom, and the time or times at which, Awards shall be granted; (iii) determine the amount of cash and the number of shares of Stock, Stock Appreciation Rights, Restricted Stock Units or Restricted Stock Awards, or any combination thereof, that shall be the subject of each Award; (iv) determine the terms and provisions of each Award agreement (which need not be identical), including provisions defining or otherwise relating to (A) the term and the period or periods and extent of exercisability of the Options, (B) the extent to which the transferability of shares of Stock issued or transferred pursuant to any Award is restricted, (C) except as otherwise provided herein, the effect of termination of employment, or the service relationship with the Company, of a Participant on the Award, and (D) the effect of approved leaves of absence (consistent with any applicable regulations of the Internal Revenue Service); (v) accelerate the time of exercisability of any Award that has been granted; (vi) construe the respective Award agreements and the Plan; (vii) make determinations of the Fair Market Value of the Stock pursuant to the Plan; (viii) delegate its duties under the Plan to such agents as it may appoint from time to time, provided that the Committee may not delegate its duties with respect to making Awards to individuals subject to section 162(m) of the Code, or otherwise with respect to Awards granted to Executive Officers; (ix) subject to Section 10(c), terminate, modify or amend the Plan, and (x) make all other determinations, perform all other acts, and exercise all other powers and authority necessary or advisable for administering the Plan, including the delegation of those ministerial acts and responsibilities as the Committee deems appropriate. Subject to Rule 16b-3 and section 162(m) of the Code, the Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan, in any Award, or in any Award agreement in the manner and to the extent it deems necessary or desirable to carry the Plan into effect, and the Committee shall be the sole and final judge of that necessity or desirability. The determinations of the Committee on the matters referred to in this Subsection 3(a) shall be final and conclusive.

(b) Manner of Exercise of Committee Authority. At any time that a member of a Committee is not a Qualified Member, any action of the applicable Committee relating to an Award granted or to be granted to a Participant who is then an Executive Officer, or relating to an Award intended by the Committee to qualify as "performance-based compensation" within the meaning of section 162(m) of the Code and regulations thereunder, may be taken either (i) by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members, or (ii) by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action; provided, however, that, upon such abstention or recusal, the Committee remains composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of this Plan. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, shareholders, Participants, Beneficiaries, and transferees under Subsection 10(a) hereof or other persons claiming rights from or through a Participant. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any of its Subsidiaries, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including administrative functions, as the Committee may determine, to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Executive Officers and will not cause Awards intended to qualify as "performance-based compensation" under section 162(m) of the Code to fail to so qualify. The Committee may appoint agents to assist it in administering the Plan.

(c) Limitation of Liability. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or any of its Subsidiaries, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of this Plan. Members of the Committee and any officer or employee of the Company or any of its Subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to this Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

4. **Stock Subject to Plan.**

(a) Overall Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9, the total number of shares of Stock reserved and available for issuance in connection with Awards under this Plan shall not exceed 3,667,293 shares.

(b) Application of Limitation to Grants of Awards. No Award may be granted if the number of shares of Stock to be delivered in connection with such Award exceeds the number of shares of Stock remaining available under this Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(c) Availability of Shares Not Issued under Awards. Shares of Stock subject to an Award under this Plan that expire or are canceled, forfeited, settled in cash or terminated without an issuance of shares to the Participant, including (i) shares forfeited with respect to Awards of Restricted Stock, (ii) the number of shares withheld in payment of any exercise or purchase price of an Award or taxes relating to Awards, and (iii) the number of shares surrendered in payment of any exercise or purchase price of an Award or taxes relating to any Award, will again be available for Awards under this Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation.

(d) Stock Offered. The shares to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company, or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.

5. **Eligibility; Per Person Award Limitations**. Awards may be granted under this Plan only to Persons who are Eligible Persons at the time of grant thereof or in connection with the severance or retirement of Eligible Persons. In each calendar year, during any part of which this Plan is in effect, a Covered Employee may not be granted (a) Awards (other than Awards designated to be paid only in cash or the settlement of which is not based on a number of shares of Stock) relating to more than 20% of the shares of Stock available for issuance under the Plan pursuant to Section 4(a) above, which, as of the Effective Date equals 733,458 shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9, and (b) Awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of Stock, having a value of more than $8,581,459, which was determined by multiplying the Fair Market Value of 733,458 shares of Stock as of the Effective Date.

6. **Specific Terms of Awards.**

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Subsection 10(c)), such additional terms and conditions, not inconsistent with the provisions of this Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment by the Participant, or termination of the Participant's service relationship with the Company, and terms permitting a Participant to make certain elections relating to his or her Award. The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under this Plan; provided, however, that the Committee shall not have any discretion to accelerate, waive or modify any term or condition of an Award that is intended to qualify as "performance-based compensation" for purposes of section 162(m) of the Code if such discretion would cause the Award to not so qualify.

(b) Options. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(i) Exercise Price. Each Option agreement shall state the exercise price per share of Stock (the "***Exercise Price***"); provided, however, that the Exercise Price per share of Stock subject to an ISO shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the Option (or in the case of an individual who owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or its parent or any subsidiary, 110% of the Fair Market Value per share of the Stock on the date of grant). The exercise price per share of Stock subject to an Option other than an ISO shall not be less than the greater of (1) the par value per share of the Stock and (2) 100% of the Fair Market Value per share of the stock as of the date of grant of the Option.

(ii) Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such Exercise Price may be paid or deemed to be paid, the form of such payment, including without limitation cash, Stock, other Awards or awards granted under other plans of the Company or any Subsidiary, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants, including, but not limited to, the delivery of Restricted Stock subject to Subsection 6(d). In the case of an exercise whereby the Exercise Price is permitted by the Committee to be paid with Stock, such Stock shall be valued as of the date of exercise.

(iii) ISOs. The terms of any ISO granted under this Plan shall comply in all respects with the provisions of section 422 of the Code. Except as otherwise provided in Section 9, no term of this Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under this Plan be exercised, so as to disqualify either this Plan or any ISO under section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten years after the original adoption date of this Plan, or April 15, 2014. Notwithstanding the foregoing, the Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any parent or subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) subject to any other ISO (within the meaning of section 422 of the Code)) of the Company or a parent or subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) that first becomes purchasable by a Participant in any calendar year may not (with respect to that Participant) exceed $100,000, or such other amount as may be prescribed under section 422 of the Code or applicable regulations or rulings from time to time. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISOs are granted. Failure to comply with this provision shall not impair the enforceability or exercisability of any Option, but shall cause the excess amount of shares to be reclassified in accordance with the Code.

(c) Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(i) Right to Payment. An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee.

(ii) Rights Related to Options. An SAR granted pursuant to an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount computed pursuant to Subsection 6(c)(ii)(B). That Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms of the Award agreement governing the Option, which shall comply with the following provisions in addition to those applicable to Options:

(A) An SAR granted in connection with an Option shall be exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferable.

(B) Upon the exercise of an SAR related to an Option, a Participant shall be entitled to receive payment from the Company of an amount determined by multiplying:

(1) the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by

(2) the number of shares as to which that SAR has been exercised.

(iii) Right Without Option. An SAR granted independent of an Option shall be exercisable as determined by the Committee and set forth in the Award agreement governing the SAR, which Award agreement shall comply with the following provisions:

(A) Each Award agreement shall state the total number of shares of Stock to which the SAR relates.

(B) Each Award agreement shall state the time or periods in which the right to exercise the SAR or a portion thereof shall vest and the number of shares of Stock for which the right to exercise the SAR shall vest at each such time or period.

(C) Each Award agreement shall state the date at which the SARs shall expire if not previously exercised.

(D) Each SAR shall entitle a participant, upon exercise thereof, to receive payment of an amount determined by multiplying:

(1) the difference obtained by subtracting the Fair Market Value of a share of Stock on the date of grant of the SAR from the Fair Market Value of a share of Stock on the date of exercise of that SAR, by

(2) the number of shares as to which the SAR has been exercised.

(iv) Terms. Except as otherwise provided herein, the Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR. SARs may be either freestanding or in tandem with other Awards.

(d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. During the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) Certificates for Stock. Restricted Stock granted under this Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iii) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee may require or permit a Participant to elect that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards under this Plan or deferred without interest to the date of vesting of the associated Award of Restricted Stock; provided, that, to the extent applicable, any such election shall comply with the Nonqualified Deferred Compensation Rules. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Participants, which are rights to receive Stock or cash (or a combination thereof) at the end of a specified deferral period, subject to the following terms and conditions:

(i) Award and Restrictions. Settlement of an Award of Restricted Stock Units shall occur upon expiration of the deferral period specified for such Restricted Stock Unit by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. Restricted Stock Units shall be satisfied by the delivery of cash or Stock in the amount equal to the Fair Market Value of the specified number of shares of Stock covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii) Dividend Equivalents. At the discretion of the Committee at the time of grant, Dividend Equivalents on the specified number of shares of Stock covered by an Award of Restricted Stock Units may be either (A) paid with respect to such Restricted Stock Units on the dividend payment date in cash, in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or some combination of cash and shares of unrestricted Stock, or (B) deferred with respect to such Restricted Stock Units and the amount or value thereof automatically deemed reinvested in additional Restricted Stock Units.

(f) Bonus Stock and Awards in Lieu of Obligations. The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of obligations to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, provided that, in the case of Executive Officers, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under section 16(b) of the Exchange Act.

Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee. In the case of any grant of Stock to an officer of the Company or any of its Subsidiaries in lieu of salary or other cash compensation, the number of shares granted in place of such compensation shall be reasonable, as determined by the Committee.

(g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.

(h) Other Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of this Plan, including without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Subsidiaries of the Company. The Committee shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Subsection 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under this Plan, may also be granted pursuant to this Subsection 6(h).

7. **Certain Provisions Applicable to Awards.**

(a) Termination of Employment. Except as otherwise provided herein, a Participant must be employed by, or providing services to, the Company or a Subsidiary on the date that Participant's Award under this Plan is paid out or otherwise settled in order to receive such payment or settlement of the Award; provided, however, the Committee may provide for any alternative treatment of an Award as it deems appropriate upon a termination of employment or any other service relationship by and between a Participant and the Company or any Subsidiary in the individual agreement controlling such Award, including, but not limited to, full or pro-rata acceleration of the of the Award upon a termination of employment or any other service relationship with the Company or any Subsidiary.

(b) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under this Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, or any of its Subsidiaries, or any business entity to be acquired by the Company or any of its Subsidiaries, or any other right of a Participant to receive payment from the Company or any of its Subsidiaries. Such additional, tandem and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Committee shall require the surrender of such other Award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any of its Subsidiaries, in which the value of Stock subject to the Award is equivalent in value to the cash compensation, or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Stock minus the value of the cash compensation surrendered. Awards granted pursuant to the preceding sentence shall be designed, awarded and settled in a manner that does not result in additional taxes under section 409A of the Code.

(c) Term of Awards. Except as specified herein, the term of each Award shall be for such period as may be determined by the Committee; provided, that in no event shall the term of any Option or SAR exceed a period of ten years (or such shorter term as may be required in respect of an ISO under section 422 of the Code).

(d) Form and Timing of Payment under Awards; Deferrals. Subject to the terms of this Plan and any applicable Award agreement, payments to be made by the Company or any of its Subsidiaries upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including without limitation cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis; provided, however, that any such deferred payment will be set forth in the agreement evidencing such Award and/or otherwise made in a manner that will not result in additional taxes under section 409A of the Code. Except as otherwise provided herein, the settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control). Installment or deferred payments may be required by the Committee (subject to Subsection 10(c) of this Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award agreement) or permitted at the election of the Participant on terms and conditions established by the Committee and in compliance with the Nonqualified Deferred Compensation Rules. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock. Any deferral shall only be allowed as is provided in a separate deferred compensation plan adopted by the Company and shall be made pursuant to the Nonqualified Deferred Compensation Rules. This Plan shall not constitute an "employee benefit plan" for purposes of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(e) Exemptions from Section 16(b) Liability. It is the intent of the Company that the grant of any Awards to or other transaction by an Executive Officer shall be exempt from section 16 of the Exchange Act pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under section 16(b) of the Exchange Act.

(f) Non-Competition Agreement. Each Participant to whom an Award is granted under this Plan may be required to agree in writing as a condition to the granting of such Award not to engage in conduct in competition with the Company or any of its Subsidiaries for a period after the termination of such Participant's employment with the Company and its Subsidiaries as determined by the Committee.

8. **Performance and Annual Incentive Awards.**

(a) Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as limited under Subsections 8(b) and 8(c) hereof in the case of a Performance Award or Annual Incentive Award intended to qualify under section 162(m) of the Code.

(b) Performance Awards. If the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of section 162(m) of the Code, the grant, exercise and/or settlement of such Performance Award will be contingent upon achievement of pre-established performance goals and other terms set forth in this Subsection 8(b). The Committee may not exercise discretion to increase the amounts payable under any Performance Award subject to performance conditions for Awards intended to qualify as "performance-based compensation" to a Covered Employee. For all Performance Awards granted to an Eligible Person who is not designated by the Committee as likely to be a Covered Employee, the grant, exercise and/or settlement of such a Performance Award may also be contingent upon the achievement of pre-established performance goals and other terms set forth in this Subsection 8(b) or on any such other performance goals and terms determined appropriate by the Committee for the applicable performance period or Eligible Person.

(i) Performance Goals Generally. The performance goals for Performance Awards shall consist of one or more business criteria or individual performance criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Subsection 8(b). Performance goals shall be objective and shall otherwise meet the requirements of section 162(m) of the Code and regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain" at the time the Committee actually establishes the performance goal or goals for grants to all Eligible Persons who are designated by the Committee as likely to be Covered Employees. The Committee may determine that such Performance Awards shall be granted, exercised, and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) Business and Individual Performance Criteria

(A) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries or business or geographical units of the Company (except with respect to the total shareholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards: (1) earnings per share; (2) increase in revenues; (3) increase in cash flow; (4) increase in cash flow from operations; (5) increase in cash flow return; (6) return on net assets; (7) return on assets; (8) return on investment; (9) return on capital; (10) return on equity; (11) economic value added; (12) operating margin; (13) contribution margin; (14) net income; (15) net income per share; (16) pretax earnings; (17) pretax earnings before interest, depreciation and amortization; (18) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (19) pretax earnings after lease operating expenses and general and administrative expenses; (20) debt reduction; (21) market share; (22) change in the Fair Market Value of the Stock; (23) operating income; (24) total shareholder return; (25) production growth; (26) reserves growth; (27) reduction in general and administrative expenses; any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies. For purposes of items (1), (7), (8), (9), (10), (14), (16), (17), (19), and (23) above, the criteria may, or may not, exclude special items such as ceiling test impairment charges, loss on extinguishment of debt, derivative losses, interest rate swap losses, and transaction costs associated with any acquisitions or dispositions affecting any specific criteria for the applicable year. One or more of the foregoing business criteria shall also be exclusively used in establishing performance goals for Annual Incentive Awards granted to a Covered Employee under Subsection 8(c) hereof.

(B) Individual Performance Criteria. The grant, exercise and/or settlement of Performance Awards may also be contingent upon individual performance goals established by the Committee. If required for compliance with section 162(m) of the Code, such criteria shall be approved by the shareholders of the Company.

(iii) Performance Period; Timing for Establishing Performance Goals. Achievement of performance goals in respect of Performance Awards shall be measured over a performance period of up to ten years, as specified by the Committee. Performance goals shall be established no later than the earliest of the following to occur: (A) 90 days after the beginning of any performance period applicable to such Performance Awards, (B) the last date that would constitute less than 25% of the performance period applicable to such Performance Awards, or (C) at such other date as may be required or permitted for "performance-based compensation" under section 162(m) of the Code.

(iv) Performance Award Pool. The Committee may, at its discretion, establish a Performance Award pool(s), which shall be an unfunded pool, for purposes of measuring performance of the Company in connection with Performance Awards associated with any given performance period. The amount of such Performance Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the criteria set forth in Subsection 8(b)(ii) hereof for Eligible Persons who are designated by the Committee as likely to be a Covered Employee, or based upon performance goal(s) as determined by the Committee for all other Eligible Persons, during the given performance period as specified by the Committee in accordance with Subsection 8(b)(iii) hereof. The Committee may specify the amount of the Performance Award pool(s) as a percentage of any of such criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such criteria.

(v) Settlement of Performance Awards; Other Terms. After the end of each designated performance period, the Committee shall determine the amount, if any, of (A) the applicable Performance Award pool, and the maximum amount of the potential Performance Award payable to each Participant in the Performance Award pool, or (B) the amount of the potential Performance Award otherwise payable to each Participant. Settlement of such Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Performance Award subject to this Subsection 8(b). The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

(c) Annual Incentive Awards. If the Committee determines that an Annual Incentive Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of section 162(m) of the Code, the grant, exercise and/or settlement of such Annual Incentive Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Subsection 8(c). The Committee may not exercise discretion to increase the amounts payable under any Annual Incentive Award subject to performance conditions for Awards intended to qualify as "performance-based compensation" to a Covered Employee. For all Annual Incentive Awards granted to an Eligible Person who is not designated by the Committee as likely to be a Covered Employee, the grant, exercise and/or settlement of such an Annual Incentive Award may also be contingent upon the achievement of pre-established performance goals and other terms set forth in this Subsection 8(c) or on any such other performance goals and terms determined appropriate by the Committee for the applicable performance period or Eligible Person.

(i) Potential Annual Incentive Awards. Not later than the end of the 90th day of each applicable year, or at such other date as may be required or permitted in the case of Awards intended to be "performance-based compensation" under section 162(m) of the Code such as the last date that would constitute less than 25% of the applicable performance period year, the Committee shall determine the Eligible Persons who will potentially receive Annual Incentive Awards, and the amounts potentially payable thereunder, for that fiscal year, either out of an Annual Incentive Award pool established by such date under Subsection 8(c)(i) hereof or as individual Annual Incentive Awards. The amount potentially payable, with respect to Annual Incentive Awards, shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Subsection 8(b)(ii) hereof for Eligible Persons who are designated by the Committee as likely to be a Covered Employee, or based upon performance goal(s) as determined by the Committee for all other Eligible Persons, in the given performance year, as specified by the Committee.

(ii) Annual Incentive Award Pool. The Committee may, at its discretion, establish an Annual Incentive Award pool(s), which shall be an unfunded pool, for purposes of measuring performance of the Company in connection with Annual Incentive Awards for any given performance year. The amount of any Annual Incentive Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Subsection 8(b)(ii) hereof for Eligible Persons who are designated by the Committee as likely to be a Covered Employee, or based upon performance goal(s) as determined by the Committee for all other Eligible Persons, during the given performance period, as specified by the Committee in accordance with Subsection 8(b)(iii) hereof. The Committee may specify the amount of the Annual Incentive Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria.

(iii) Payout of Annual Incentive Awards. After the end of each applicable year, the Committee shall determine the amount, if any, of (A) the applicable Annual Incentive Award pool, and the maximum amount of the potential Annual Incentive Award payable to each Participant in the Annual Incentive Award pool, or (A) the amount of the potential Annual Incentive Award otherwise payable to each Participant. The Committee may, in its discretion, determine that the amount payable to any Participant as a final Annual Incentive Award shall be reduced from the amount of his or her potential Annual Incentive Award, including a determination to make no final Award whatsoever, but may not exercise discretion to increase any such amount in the case of an Annual Incentive Award intended to qualify under section 162(m) of the Code. The Committee shall specify the circumstances in which an Annual Incentive Award shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of the applicable year or settlement of such Annual Incentive Award.

(d) Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards, the achievement of performance goals relating to and final settlement of Performance Awards under Subsection 8(b), the amount of any Annual Incentive Award pool or potential individual Annual Incentive Awards, the achievement of performance goals relating to and final settlement of Annual Incentive Awards under Subsection 8(c) shall be made in writing in the case of any Award intended to qualify under section 162(m) of the Code. Notwithstanding the allowance in Section 2(h) of this Plan regarding delegation of duties or administration, the applicable Committee may not delegate any responsibilities described in this Section 8(d) relating to such Performance Awards or Annual Incentive Awards.

(e) Status of Subsection 8(b) and Subsection 8(c) Awards under Section 162(m) of the Code. It is the intent of the Company that Performance Awards and Annual Incentive Awards under Subsections 8(b) and 8(c) hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of section 162(m) of the Code and the regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute "performance-based compensation" within the meaning of section 162(m) of the Code and regulations thereunder. Accordingly, the terms of Subsections 8(b), (c), (d) and (e), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with section 162(m) of the Code and regulations thereunder for all Eligible Persons designated by the Committee as likely to be Covered Employees. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards or an Annual Incentive Award, who is likely to be a Covered Employee with respect to that fiscal year. If any provision of this Plan as in effect on the date of adoption of any agreements relating to Performance Awards or Annual Incentive Awards that are designated as intended to comply with section 162(m) of the Code does not comply or is inconsistent with the requirements of section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9. **Subdivision or Consolidation; Recapitalization; Change in Control; Reorganization.**

(a) Existence of Plans and Awards. The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding. In no event will any action taken by the Committee pursuant to this Section 9 result in the creation of deferred compensation within the meaning of section 409A of the Code and the regulations and other guidance promulgated thereunder.

(b) Subdivision or Consolidation of Shares. The terms of an Award and the number of shares of Stock authorized pursuant to Section 4 for issuance under the Plan shall be subject to adjustment from time to time, in accordance with the following provisions:

(i) If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock, then (A) the maximum number of shares of Stock available for the Plan or in connection with Awards as provided in Sections 4 and 5 shall be increased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be increased proportionately, and (C) the price (including the exercise price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(ii) If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, (A) the maximum number of shares of Stock for the Plan or available in connection with Awards as provided in Sections 4 and 5 shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately, and (C) the price (including the exercise price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(iii) Whenever the number of shares of Stock subject to outstanding Awards and the price for each share of Stock subject to outstanding Awards are required to be adjusted as provided in this Subsection 9(b), the Committee shall promptly prepare a notice setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the change in price and the number of shares of Stock, other securities, cash, or property purchasable subject to each Award after giving effect to the adjustments. The Committee shall promptly provide each affected Participant with such notice.

(iv) Adjustments under Subsections 9(b)(i) and (ii) shall be made by the Committee, and its determination as to what adjustments shall be made and the extent thereof shall be final, binding, and conclusive. No fractional interest shall be issued under the Plan on account of any such adjustments.

(c) Corporate Recapitalization. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "***recapitalization***") without the occurrence of a Change in Control, the number and class of shares of Stock covered by an Option or an SAR theretofore granted shall be adjusted so that such Option or SAR shall thereafter cover the number and class of shares of stock and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the holder had been the holder of record of the number of shares of Stock then covered by such Option or SAR and the share limitations provided in Sections 4 and 5 shall be adjusted in a manner consistent with the recapitalization.

(d) Additional Issuances. Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

(e) Change in Control. Upon a Change in Control the Committee, acting in its sole discretion without the consent or approval of any holder, shall affect one or more of the following alternatives, which may vary among individual holders and which may vary among Options or SARs (collectively "***Grants***") held by any individual holder: (i) accelerate the time at which Grants then outstanding may be exercised so that such Grants may be exercised in full for a limited period of time on or before a specified date (before or after such Change in Control) fixed by the Committee, after which specified date all unexercised Grants and all rights of holders thereunder shall terminate, (ii) require the mandatory surrender to the Company by selected holders of some or all of the outstanding Grants held by such holders (irrespective of whether such Grants are then exercisable under the provisions of this Plan) as of a date, before or after such Change in Control, specified by the Committee, in which event the Committee shall thereupon cancel such Grants and pay to each holder an amount of cash per share equal to the excess, if any, of the amount calculated in Subsection 9(f) (the "***Change in Control Price***") of the shares subject to such Grants over the exercise price(s) under such Grants for such shares (except that to the extent the Exercise Price under any such Grant is equal to or exceeds the Change in Control Price, in which case no amount shall be payable with respect to such Grant), or (iii) make such adjustments to Grants then outstanding as the Committee deems appropriate to reflect such Change in Control; provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to Grants then outstanding; provided further, however, that the right to make such adjustments shall include, but not require or be limited to, the modification of Grants such that the holder of the Grant shall be entitled to purchase or receive (in lieu of the total number of shares of Stock as to which an Option or SAR is exercisable (the "***Total Shares***") or other consideration that the holder would otherwise be entitled to purchase or receive under the Grant (the "***Total Consideration***")), the number of shares of stock, other securities, cash or property to which the Total Consideration would have been entitled to in connection with the Change in Control (A) (in the case of Options), at an aggregate exercise price equal to the exercise price that would have been payable if the Total Shares had been purchased upon the exercise of the Grant immediately before the consummation of the Change in Control and (B) (in the case of SARs) if the SARs had been exercised immediately before the occurrence of the Change in Control.

(f) Change in Control Price. The "***Change in Control Price***" shall equal the amount determined in the following clause (i), (ii), (iii), (iv) or (v), whichever is applicable, as follows: (i) the price per share offered to holders of Stock in any merger or consolidation, (ii) the per share Fair Market Value of the Stock immediately before the Change in Control without regard to assets sold in the Change in Control and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, (iii) the amount distributed per share of Stock in a dissolution transaction, (iv) the price per share offered to holders of Stock in any tender offer or exchange offer whereby a Change in Control takes place, or (v) if such Change in Control occurs other than pursuant to a transaction described in clauses (i), (ii), (iii), or (iv) of this Section 9(f), the Fair Market Value per share of the shares that may otherwise be obtained with respect to such Grants or to which such Grants track, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Grants. In the event that the consideration offered to shareholders of the Company in any transaction described in this Section 9(f) or Section 9(e) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash and such determination shall be binding on all affected participants to the extent applicable to Awards held by such Participants.

(g) Impact of Corporate Events on Awards Generally. In the event of changes in the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of any Award and not otherwise provided for by this Section 9, any outstanding Awards and any Award agreements evidencing such Awards shall be subject to adjustment by the Committee at its discretion, which adjustment may, in the Committee's discretion, be described in the Award agreement and may include, but not be limited to, adjustments as to the number and price of shares of Stock or other consideration subject to such Awards, accelerated vesting (in full or in part) of such Awards, conversion of such Awards into awards denominated in the securities or other interests of any successor Person, or the cash settlement of such Awards in exchange for the cancellation thereof. In the event of any such change in the outstanding Stock, the aggregate number of shares available under this Plan may be appropriately adjusted by the Committee, whose determination shall be conclusive.

10. **General Provisions.**

(a) Transferability.

(i) Permitted Transferees. The Committee may, in its discretion, permit a Participant to transfer all or any portion of an Option or SAR, or authorize all or a portion of an Option or SAR to be granted to an Eligible Person to be on terms which permit transfer by such Participant; provided that, in either case the transferee or transferees must be any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, in each case with respect to the Participant, any individual sharing the Participant's household (other than a tenant or employee of the Company), a trust in which any of the foregoing individuals have more than fifty percent of the beneficial interest, a foundation in which any of the foregoing individuals (or the Participant) control the management of assets, and any other entity in which any of the foregoing individuals (or the Participant) own more than fifty percent of the voting interests (collectively, "***Permitted Transferees***"); provided further that, (X) there may be no consideration for any such transfer and (Y) subsequent transfers of Options or SARs transferred as provided above shall be prohibited except subsequent transfers back to the original holder of the Option or SAR and transfers to other Permitted Transferees of the original holder. Agreements evidencing Options or SARs with respect to which such transferability is authorized at the time of grant must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Subsection 10(a)(i).

(ii) Qualified Domestic Relations Orders. An Option, Stock Appreciation Right, Restricted Stock Unit Award, Restricted Stock Award or other Award may be transferred, to a Permitted Transferee, pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of written notice of such transfer and a certified copy of such order.

(iii) Other Transfers. Except as expressly permitted by Subsections 10(a)(i) and 10(a)(ii), Awards shall not be transferable other than by will or the laws of descent and distribution. Notwithstanding anything to the contrary in this Section 10, an Incentive Stock Option shall not be transferable other than by will or the laws of descent and distribution.

(iv) Effect of Transfer. Following the transfer of any Award as contemplated by Subsections 10(a)(i), 10(a)(ii) and 10(a)(iii), (A) such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that the term "Participant" shall be deemed to refer to the Permitted Transferee, the recipient under a qualified domestic relations order, or the estate or heirs of a deceased Participant or other transferee, as applicable, to the extent appropriate to enable the Participant to exercise the transferred Award in accordance with the terms of this Plan and applicable law and (B) the provisions of the Award relating to exercisability shall continue to be applied with respect to the original Participant and, following the occurrence of any applicable events described therein the Awards shall be exercisable by the Permitted Transferee, the recipient under a qualified domestic relations order, or the estate or heirs of a deceased Participant, as applicable, only to the extent and for the periods that would have been applicable in the absence of the transfer.

(v) Procedures and Restrictions. Any Participant desiring to transfer an Award as permitted under Subsections 10(a)(i), 10(a)(ii) or 10(a)(iii) shall make application therefor in the manner and time specified by the Committee and shall comply with such other requirements as the Committee may require to assure compliance with all applicable securities laws. The Committee shall not give permission for such a transfer if (A) it would give rise to short swing liability under section 16(b) of the Exchange Act or (B) it may not be made in compliance with all applicable federal, state and foreign securities laws.

(vi) Registration. To the extent the issuance to any Permitted Transferee of any shares of Stock issuable pursuant to Awards transferred as permitted in this Subsection 10(a) is not registered pursuant to the effective registration statement of the Company generally covering the shares to be issued pursuant to this Plan to initial holders of Awards, the Company shall not have any obligation to register the issuance of any such shares of Stock to any such transferee.

(b) Taxes. The Company and any of its Subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under this Plan, including from a distribution of Stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(c) Changes to this Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate this Plan or the Committee's authority to grant Awards under this Plan without the consent of shareholders or Participants, except that any amendment or alteration to this Plan, including any increase in any share limitation, shall be subject to the approval of the Company's shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to this Plan to shareholders for approval; provided, that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in this Plan; provided, however, that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award. This amendment and restatement is not intended to affect the material terms of any Award granted prior to the Effective Date of this Plan without the prior written consent of the affected Participant.

(d) Limitation on Rights Conferred under Plan. Neither this Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Subsidiaries, (ii) interfering in any way with the right of the Company or any of its Subsidiaries to terminate any Eligible Person's or Participant's employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under this Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a shareholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(e) Unfunded Status of Awards. This Plan is intended to constitute an "unfunded" plan for certain incentive awards.

(f) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable, including incentive arrangements and awards which do not qualify under section 162(m) of the Code. Nothing contained in this Plan shall be construed to prevent the Company or any of its Subsidiaries from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award made under this Plan. No employee, beneficiary or other person shall have any claim against the Company or any of its Subsidiaries as a result of any such action.

(g) Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(h) Severability. If any provision of this Plan is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and the Plan shall be construed and enforced as if the illegal or invalid provision had never been included herein. If any of the terms or provisions of this Plan or any Award agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Eligible Persons who are subject to section 16(b) of the Exchange Act) or section 422 of the Code (with respect to Incentive Stock Options), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or section 422 of the Code. With respect to Incentive Stock Options, if this Plan does not contain any provision required to be included herein under section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, that, to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, that Option (to that extent) shall be deemed an Option not subject to section 422 of the Code for all purposes of the Plan.

(i) Governing Law. All questions arising with respect to the provisions of the Plan and Awards shall be determined by application of the laws of the State of Texas, without giving effect to any conflict of law provisions thereof, except to the extent Texas law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable federal and state laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

(j) Conditions to Delivery of Stock. Nothing herein or in any Award granted hereunder or any Award agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. At the time of any exercise of an Option or Stock Appreciation Right, or at the time of any grant of a Restricted Stock Award, Restricted Stock Unit, or other Award the Company may, as a condition precedent to the exercise of such Option or Stock Appreciation Right or settlement of any Restricted Stock Award, Restricted Stock Unit or other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder's intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder's death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association, as then in effect. No Option or Stock Appreciation Right shall be exercisable and no settlement of any Restricted Stock Award or Restricted Stock Unit shall occur with respect to a Participant unless and until the holder thereof shall have paid cash or property to, or performed services for, the Company or any of its Subsidiaries that the Committee believes is equal to or greater in value than the par value of the Stock subject to such Award.

(k) Section 409A of the Code. In the event that any Award granted pursuant to this Plan provides for a deferral of compensation within the meaning of the Nonqualified Deferred Compensation Rules, the Company will take all reasonable efforts to design such an Award to comply with the Nonqualified Deferred Compensation Rules.

(l) Plan Effective Date and Term. This amended and restated Plan was adopted by the Board on February 24, 2010 to be effective January 1, 2010. The material terms of the Plan for purposes of Section 162(m) of the Code shall be submitted to the Company's shareholders at the Company's 2010 Annual Meeting of Shareholders on May 3, 2010 in order to receive compliance with the requirements of Section 162(m) of the Code for the Plan, and the Committee shall administer the Plan following such meeting in accordance with the terms of Plan in effect following such a shareholder vote. No Awards may be granted under this Plan on and after April 15, 2014.

Fellow Shareholders,

What has made W&T successful throughout our nearly 27 year history is our ability to see potential, judge value, exploit opportunities and utilize economic conditions to our advantage. We have had to move quickly, and we have had to be patient.

In 2009 we were patient. The year began with market and operating conditions in turmoil. Commodity prices had dropped dramatically since mid-2008, operations in the Gulf of Mexico were attempting to recover from Ike, one of the largest and most destructive Hurricanes on record, and the capital markets were depressed and frozen.

Normally, when commodity prices drop, service costs drop as well, but work to restore hurricane damage kept costs high throughout much of the year and squeezed margins. We saw those conditions as a time to change focus and direct our capital and efforts toward improving our operations and making sure we remain ready to move quickly when the right opportunities are identified.

We accomplished a lot in 2009. We enter a new decade under much improved market conditions, and we are better positioned and extremely enthusiastic about accelerating growth again.

Solid Positioning

In 2009 we focused on cost reduction, divestiture of non-core assets, evaluation of acquisition opportunities, and conserving our capital to maintain our liquidity. Our capital was directed toward low-cost programs and projects that helped to keep production steady and important leases intact. We knew this would impede reserve growth, but we were confident that we would have success replenishing and growing our reserves again in the future and that the long-term value of our current efforts was of greater significance.

We established Profitability Initiatives to be more efficient, effective and to improve margins. Some of our objectives were aimed at reducing operating costs, overhead expenses, long-term debt, and asset retirement obligations. We sold some non-core assets while reorganizing and enhancing certain departments within the Company.

To assure we maintained our ability to move quickly, we preserved our borrowing base, reduced debt and incorporated a new hedging program, while avoiding raising dilutive capital.

Our reorganized teams of engineers, geoscientists and other professionals focused on reviewing deepwater and joint venture opportunities, and evaluating potential acquisitions, including those onshore, as well as expanding our drilling inventory to as many as 160 prospects.

I am proud of the fact that we positioned ourselves for the future and achieved so many of our goals. By year-end, we had returned to profitability and saw EBITDA margins improve. We are much better positioned, and our cost structure is much improved from a corporate standpoint.

The Answer

Regarding the riddle on the cover of the book, we - the people of W&T - are the answer. Our team - 286 talented professionals - is tough, versatile and has the strategic vision necessary to get us to where we want to be. Over the years we have developed several notable core strengths:

- A strategic vision that plans for the big picture,
- Solid liquidity to fund continued growth,
- Substantial acreage in the Gulf of Mexico, and
- Seasoned and experienced leadership with diverse areas of expertise and knowledge.

We are continually focused on positioning and strengthening W&T to assure long-term success. We are equipped, capable, and determined to maximize our potential.

Going Forward

This year and over the next few years, we intend to conduct more high impact projects, complete acquisitions more frequently, pursue onshore and joint venture projects, and refocus on deepwater opportunities, both within our prospect inventory and/or jointly with others.

With a solid capital budget, a seasoned and intelligent team, and more than 900,000 gross acres under lease, 79% of which is held by production, we look forward to future growth and the new challenges and opportunities that go along with it.

I am confident, optimistic, and I intend to be opportunistic. As we look to 2010, W&T is well positioned to achieve our goals of growth and profitability. We have what it takes to see potential, judge value, exploit opportunities, and we are ready to move quickly.

This year marks our fifth anniversary since our initial public offering and introduction to the New York Stock Exchange. I would like to thank the Board of Directors for their guidance and counsel throughout the year as well as acknowledge our employees who skillfully and deliberately execute the W&T vision day in and day out. I would also like to thank our shareholders for your continued trust and shared enthusiasm.

As the majority shareholder, I can assure you that your best interests are my best interests, and I, along with all of the dedicated, hardworking and skilled people of W&T, look forward to reaching new heights in the new decade. W&T has come a long way in the last 27 years, and I'm confident that the best days are ahead.



Tracy W. Krohn

Tracy W. Krohn,
Founder / Chief Executive Officer

Financial Highlights

Year Ending December 31	2009	2008	2007	2006	2005
Income Statement					
Total Revenues (in thousands)	$ 610,996	$ 1,215,609	$ 1,113,749	$ 800,466	$ 585,136
Operating Income (Loss)	$ (219,859)	$ (807,145)	$ 249,249	$ 317,615	$ 288,425
Net Income (Loss)	$ (187,919)	$ (558,819)	$ 144,300	$ 199,104	$ 189,023
Cash-Flow Statement					
Operating Activities	$ 156,266	$ 882,496	$ 688,597	$ 571,589	$ 444,043
Capex (oil and gas properties)	$ 276,134	$ 774,879	$ 361,235	$ 1,650,747	$ 322,984
Balance Sheet					
Total Assets	$ 1,326,833	$ 2,056,186	$ 2,812,204	$ 2,609,685	$ 1,064,250
Long-Term Debt	$ 450,000	$ 653,172	$ 654,764	$ 684,997	$ 40,000
Shareholders' Equity	$ 358,950	$ 572,227	$ 1,151,340	$ 1,042,917	$ 543,383
Operating Data					
Natural Gas (Bcf)	51.6	56.1	76.7	60.4	46.5
Oil (MMBbls)	7.2	7.0	8.3	6.5	4.1
Total Natural Gas and Oil (Bcfe)	94.8	97.9	126.5	99.2	71.1
Average Daily Equivalent Sales (MMcfe/d)	259.7	267.5	346.7	271.7	194.7
Average Realized Sales Price:					
Natural Gas ($/Mcf)	$ 3.97	$ 9.40	$ 7.20	$ 7.08	$ 8.27
Oil ($/Bbl)	$ 55.67	$ 98.72	$ 67.58	$ 57.70	$ 48.85
Estimated Net Proved Reserves					
Natural Gas (Bcf)	165.8	227.9	332.8	401.2	215.9
Oil (MMBbls)	34.2	43.9	51.0	55.7	45.9
Total (Bcfe)	371.0	491.1	638.8	735.2	491.5
Total Proved Developed (Bcfe)	283.5	334.1	395.3	478.9	318.6
Proved Undeveloped (Bcfe)	87.5	157.0	243.5	256.3	172.9
Proved Developed Reserves as a % of Proved Reserves	76.4%	68.0%	61.9%	65.1%	64.8%

Forward-Looking Statements This Annual Report (including the letter from Tracy W. Krohn, our Chief Executive Officer) contains forward-looking statements within the meaning of the Private Litigation Securities Reform Act of 1995 that involve risks, uncertainties and assumptions. If the risks or uncertainties materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, such as those that address activities, events or developments that we expect, believe or anticipate will or may occur in the future. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Certain factors that may affect our financial condition and results of operations are discussed in "Risk Factors" in Item 1A and "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of the Form 10-K included as part of and attached to this Annual report and may be discussed from time to time in our reports filed with the Securities and Exchange Commission subsequent to this report. We assume no obligation, nor do we intend to update these forward-looking statements.

Revenues
(in millions)



$ 1250
1000
750
500
250
0
05
06
07
08
09

Cash Provided by Operating Activities
(in millions)



$ 900
720
540
360
180
0
05
06
07
08
09

Production
(Bcfe)



150
120
90
60
30
0
05
06
07
08
09

Proved Reserves
(Bcfe)



750
600
450
300
150
0
05
06
07
08
09





Jamie L. Vazquez, President

W&T strategically balances drilling and acquisition activity to capitalize on opportunities.

Strategic Approach

A successful company must operate at its greatest potential to ensure long-term growth. That is why W&T implements a strategic approach to all areas of business operations from building a solid reserve base to generating cash flow.

An integral part of W&T's long-term strategy is preparing for and adjusting quickly to market conditions. By modifying our capital budget, shifting our focus to or from acquisitions or drilling, and reacting quickly to the unexpected, we are better able to ensure long-term stability despite the many short-term fluctuations. With a strong commitment to increasing reserves and production profitably over time, W&T works to provide an attractive full cycle rate of return.

In 2010 we have an increased focus on exploration and more high impact projects, and we intend to aggressively pursue acquisitions and drilling joint ventures in the Gulf of Mexico, as well as onshore. W&T firmly believes that the Gulf of Mexico, one of the most productive basins in the world, provides strong potential to deliver even greater results, whether they be in the conventional shelf, deep shelf, deepwater or subsalt. Our disciplined acquisition strategy ensures that each and every opportunity we pursue is consistent with W&T's long-term goals.

Under the direction of our President, Jamie Vazquez, we have made significant advances to our operating model which included a strategic relocation of the exploration geology group to Houston and plans to add staff in key areas. By strengthening our expertise in certain areas like onshore, where we plan to be more active, and enhancing our M&A efforts with additional staff, we are better equipped to capitalize on the mix of opportunities expected in the near future.

W&T is focused on increasing reserves and production while ensuring long-term profitability and is confident that these strategic efforts that build on our core expertise will result in increased shareholder value.



Left

***Cliff Williams**, Vice President, Reservoir Engineering*

Center (Left to Right)

***James Hersch**, Manager, Exploration*

***Jeff Durrant**, Senior Vice President, Exploration / Geoscience*

***David Little Jr.**, Staff Geologist*

Above

***W. Reid Lea**, Executive Vice President & Manager, Corporate Development*


W&T



J. Daniel Gibbons, Senior Vice President and Chief Financial Officer

W&T has cash and access to capital despite paying down debt, paying cash dividends, buying back shares, and refraining from raising additional equity.

Liquidity Advantage

Cash flow generation continues to be W&T's top priority. Maintaining a strong cash position and an adequate borrowing base allows W&T the flexibility to adjust in uncertain conditions and the ability to pursue lucrative opportunities.

Exercising strict discipline over controllable costs while making prudent and calculated expenditures to remain competitive and profitable is a trademark of W&T. Particularly in uncertain markets, our strong financial position provides a solid foundation from which to grow and the flexibility to pursue the best opportunities.

At $450 million, our 2010 capital expenditures budget is 63% larger than the 2009 expenditures of approximately $276 million, and we fully anticipate funding the entire budget with internally generated cash flow and cash on hand.

Our current capital plan includes ten wells, including one onshore and one in deepwater. These wells along with other capital items such as well recompletions, facilities capital, seismic and leasehold items are anticipated to range in cost between $150 million and $160 million. The balance of the budget will be allocated to acquisitions, additional drilling opportunities from the company's vast prospective inventory and/or new joint ventures offshore on the shelf, deepwater or onshore.

We feel very strongly that acquisition opportunities are becoming more attractive, and we know that joint venture opportunities are being presented more frequently. Allocating our budget toward those efforts is a prudent use of capital.

Having maintained strong liquidity, without diluting our shareholders, we are in the enviable position of having options and financial flexibility as we pursue our next phase of growth.



Left

***Karen Acree**, Vice President & Controller*

Center (Left to Right)

***Cecil Cooper**, Joint Interest Supervisor*

***Roseanne Stanley**, Senior Accounts Receivable Accountant*

***John Washburn**, Senior Joint Interest Accountant*

Above

***Anthony Centanni**, Director, Financial Reporting*




New Orleans
Houston
Western
Central
Eastern

Stephen L. Schroeder, Senior Vice President and Chief Operating Officer

We maintain a significant acreage position on the conventional shelf of the Gulf of Mexico, which for about 60 years has been a prolific producer of oil and natural gas.

Acreage Strength

As one of the larger acreage holders in the Gulf of Mexico, W&T maintains an interest in more than 900,000 gross acres and was the high bidder on another 18,623 acres in the March 17, 2010 lease sale, subject to MMS approval. With properties dotting the vast Texas, Louisiana, Mississippi and Alabama coasts, we maintain a significant position on the shelf, which for about 60 years has been a prolific producer of oil and natural gas.

Our geographic diversity provides a strategic advantage with interests in 77 fields, spread across the Gulf, including the rights on certain deeper plays and prospects associated with recently divested fields. We maintain a large inventory of drilling prospects that could potentially offer high cash returns. Our current reserve and production profile offers a unique balance of oil and gas providing added stability that allows us to weather changing economic conditions.

With an extensive seismic, production and log database, we have increased our inventory list to 160 prospects which include conventional shelf, deep shelf, deepwater and subsalt, all in the Gulf of Mexico, as well as some projects onshore in the Gulf Coast region.

An added strength that provides a critical advantage is our vast acreage held by production, or HBP. An impressive 79% of our acreage is HBP, and as long as W&T is producing from the property, we can perpetually maintain the lease. This means further exploration or development of these properties, shallow or ultra-deep, can be pursued when we believe that the time is right. If external opportunities don't present themselves, we can go to our prospect inventory and start drilling. Either way, we believe we can increase reserves and increase production from multiple sources.

W&T has a solid record of creating value through exploration, exploitation, opportunistic acquisitions and development. As technology continues to expand the industry's ability to drill deeper or drill in deeper water, we believe the Gulf of Mexico will continue to be a highly prolific basin for a long time into the future.



Left

***Allen Tate**, Vice President, Marketing & Midstream*

Center

***Paul Baker**, Vice President, Production*

Above

***Tyler Alcorn**, Senior Landman*

***Jeanette Wilkins**, Vice President, Land*

Map Legend

- Primary Term, OBO
- Producing, OBO
- Primary Term, W&T
- Producing, W&T
- Office Locations




1983 - Tracy Krohn founds W&T with $12,000
1985 - Purchased first producing property $500,000
1988 - Purchased first offshore property
1988-1993 - Completed 14 acquisitions
1995-1996 - Drilled over 30 wells on turnkey contracts for various companies
1996 - Purchased Columbia Gas Development Corp. with Hunt Petroleum for $195 million
1997 - Sold W&T's interest in Columbia Gas properties to Hunt at a profit
2000 - Feb: Closed $26 million acquisition from BP Amoco
Dec: Closed $44 million acquisition from EEX and acquired first deepwater well
2002 - Drilled first deepwater operated well
Dec: Closed $52 million acquisition from Burlington Resources
2003 - Closed $56 million acquisition from ConocoPhillips
2004 - Drilled first operated deep shelf well
2005-2009 Drilled 111 wells in the GOM
2005 - Completed IPO and began trading on the NYSE
2006 - Closed $1.1 billion acquisition from Kerr-McGee and completed 9.775 million share follow-on equity offering
2007 - Completed offering of $450 million of Senior Notes
2008 - Closed $117 million acquisition of interest in Mahogany field from Apache
2009 - Completed divesture of $32 million of non-core properties

Tracy W. Krohn, Founder / Chief Executive Officer

W&T has an excellent team that possesses a broad depth of experience operating in the Gulf of Mexico as well as in numerous other basins throughout the U.S.

Proven Expertise

For almost 27 years, W&T has proven it has what it takes to be a successful company even in the most challenging situations.

Nearly five years ago, less than one full year after W&T's initial public offering, we were unexpectedly forced to relocate our corporate headquarters as a result of Hurricane Katrina. Over the next three years, we were faced with two more storms of historic proportion, Hurricanes Rita and Ike. And, on the heels of recovering from Hurricane Ike in 2008, our nation was faced with the single worst economic downturn since the Great Depression, with oil prices falling from a high of $141.75/Bbl in July of 2008 to 41.00/Bbl by year's end. Yet, during those same five years, we drilled 111 wells with an overall success rate of 79%, closed numerous acquisitions, including our largest from Kerr-McGee, and completed several divestitures of non-core assets.

Our team of geoscientists, engineers, operations personnel, landmen, and financial and marketing professionals has long demonstrated that it knows how to create value. W&T has experienced a ten-year exploration success rate of 78% and a ten-year development success rate of 90% along with the accomplishment of historically high EBITDA margins. We drilled our first operated deepwater well in 2002 and have enjoyed numerous successful acquisitions with the promise of further opportunities in the future.

Under the leadership of founder and CEO, Tracy Krohn, W&T has attracted exceptional people who bring critical skills, diverse industry backgrounds and a sound understanding of how to make money in the oil and gas business. Our talent represents critical knowledge of Gulf of Mexico operations as well as other basins onshore and internationally. By investing in our employees and offering an environment of opportunity to build a future, we create a bond of trust that produces loyalty, productivity, teamwork and commitment.

This year, W&T (WTI) celebrates its fifth year on the NYSE. There's no doubt the last five years have represented some of the most challenging in our history. Despite unpredictable business cycles, geopolitical swings, commodity price changes, market instabilities and even mother nature's fury, W&T has proven that it can adjust to the circumstances and turn hardship into a competitive strength.



Left

***J. F. Freel**, Founder, Secretary, Director & Chairman Emeritus*

Center

***Bea Stong**, Manager, Health, Regulatory & Environmental*

Above

***Harry Thrailkill**, Senior Superintendent, Production Operations*

***Lee Weatherford**, Superintendent, Production Operations*

***Antoine Gautreaux,** Superintendent, Production Operations*

Board Of Directors



From Left to Right:

Samir G. Gibara, 70. Board member since May 2008. Mr. Gibara is a private investor. He served as Chairman of the Board and chief executive officer of The Goodyear Tire & Rubber Company ("Goodyear") from 1996 to his retirement in 2002. Mr. Gibara brings extensive business and management expertise to the Company from his background as chief executive officer of Goodyear. Mr. Gibara is a graduate of Cairo University and holds a M.B.A. from Harvard University. Mr. Gibara also attended the Kellogg Graduate School of Management at Northwestern University.

Virginia Boulet, 56. Board member since March 2005. Ms. Boulet has over twenty years of experience in mergers and acquisitions, equity securities offerings, general business matters and counseling clients regarding compliance with federal securities laws and regulations. She received a B.A. in Medieval History from Yale University, and a J.D., cum laude, from Tulane University Law School. She is currently Chair of the Nominating and Corporate Governance Committee.

Robert I. Israel, 60. Board member since 2007. Mr. Israel, with over 30 years of corporate finance experience, has a strong business and financial background, especially in the natural resources sector. He is currently a Partner at Compass Advisers, LLP, a private equity and investment banking firm. Mr. Israel holds a M.B.A. from Harvard University and a B.A. from Middlebury College

B. Frank Stanley, 55. Board member since 2009. Mr. Stanley has an extensive background in accounting and financial matters and is currently President and Chief Financial Officer of Retail Concepts, Inc., a privately-held retail chain of 21 stores in 10 states. Mr. Stanley holds a B.B.A. in Accounting from Texas A&M University and is a certified public accountant.

S. James Nelson, Jr., 67. Board member since January 2006. In 2004 Mr. Nelson retired after 15 years of service from Cal Dive International, Inc., a marine contractor and operator of offshore oil and natural gas properties and production facilities, where he was a founding shareholder, Chief Financial Officer from 1990 to 2000, Vice Chairman from 2000 to 2004 and a director. Mr. Nelson received a B.S. in Accounting from Holy Cross College and holds a M.B.A. from Harvard University. Mr. Nelson has an extensive background in public accounting both from his time as a Partner at Arthur Anderson & Co. and his time as Chief Financial Officer at various companies. He is currently Chair of the Audit Committee and the Compensation Committee and also serves as Presiding Director.

J. F. Freel, 97. Served as a director since the Company's founding in 1983 and Secretary of the Company since 1984. Mr. Freel has been actively involved in the oil and natural gas business since 1934, first as a geophysicist for eleven years with the Humble Oil and Refining Company, then, in 1945, as founder and president of Research Explorations, Inc., a geophysical survey contractor to major oil companies. In 1964, he became founder and president of Kiowa Minerals Company, a company that until 1983 engaged in development drilling operations in Texas and Louisiana.

Seated:

Tracy W. Krohn, 55. Served as Chief Executive Officer since he founded the Company in 1983, as President from 1983 until 2008, as Chairman of the Board since 2004 and as Treasurer from 1997 until 2006. Mr. Krohn has been actively involved in the oil and gas business since graduating with a B.S. in Petroleum Engineering from Louisiana State University in 1978. He began his career as a petroleum engineer and offshore drilling supervisor with Mobil Oil Corporation. Prior to founding the Company, from 1982 to 1983, Mr. Krohn was senior engineer with Taylor Energy.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-32414

W&T OFFSHORE, INC.
(Exact name of registrant as specified in its charter)

Texas	**72-1121985**
(State of incorporation)	**(IRS Employer Identification Number)**
Nine Greenway Plaza, Suite 300 Houston, Texas	**77046-0908**
(Address of principal executive offices)	**(Zip Code)**

(713) 626-8525
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.00001	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company. Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates was approximately $328,938,998 based on the closing sale price of $9.74 per share as reported by the New York Stock Exchange on June 30, 2009.

The number of shares of the registrant's common stock outstanding on February 24, 2010 was 74,675,491.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the Annual Meeting of Shareholders, to be filed within 120 days of the end of the fiscal year covered by this report, are incorporated by reference into Part III of this Form 10-K.

W&T OFFSHORE, INC.
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risks, uncertainties and assumptions. If the risks or uncertainties materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, such as those statements that address activities, events or developments that we expect, believe or anticipate will or may occur in the future. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Certain factors that may affect our financial condition and results of operations are discussed in Item 1A "Risk Factors" and Item 7A "Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report on Form 10-K and may be discussed or updated from time to time in subsequent reports filed with the Securities and Exchange Commission ("SEC"). We assume no obligation, nor do we intend, to update these forward-looking statements. Unless the context requires otherwise, references in this Annual Report on Form 10-K to "W&T," "we," "us," "our" and the "Company" refer to W&T Offshore, Inc. and its consolidated subsidiaries.

PART I

Item 1. *Business*

W&T Offshore, Inc. is a Texas corporation originally organized as a Nevada corporation in 1988, and successor by merger to W&T Oil Properties, Inc., a Louisiana corporation organized in 1983. We are an independent oil and natural gas producer, active in the acquisition, exploitation, exploration and development of oil and natural gas properties in the Gulf of Mexico, where we have developed significant technical expertise and where high production rates associated with hydrocarbon deposits have historically provided us the best opportunity to achieve a rapid return on our invested capital. We have leveraged our historic experience in the conventional shelf (water depths of less than 500 feet) to develop higher impact capital projects in the Gulf of Mexico in both the deepwater (water depths in excess of 500 feet) and the deep shelf (well depths in excess of 15,000 feet and water depths of less than 500 feet). We have acquired rights to develop and exploit new prospects and acquired existing oil and natural gas properties in both the deepwater and the deep shelf, while at the same time continuing our focus on the conventional shelf. We have interests in leases covering approximately 0.9 million gross acres (0.6 million net acres) spanning across the outer continental shelf off the coasts of Louisiana, Texas, Mississippi and Alabama. Approximately 79% of our total gross acreage is held-by-production.

Based on a reserve report prepared by Netherland, Sewell & Associates, Inc., our independent petroleum consultant, our total proved reserves at December 31, 2009 were 371.0 Bcfe. We calculate that our total proved reserves had a present value of estimated future net revenues discounted at 10%, after considering future cash outflows related to asset retirement obligations and without deducting any future income taxes ("PV-10"), of approximately $890.0 million and a standardized measure of discounted future cash flows of approximately $660.4 million as of December 31, 2009. Approximately 76% of our reserves were classified as proved developed and 24% were classified as proved undeveloped. Classified by product, 45% of our reserves were natural gas and 55% were oil and natural gas liquids, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. For additional information about our proved reserves and a reconciliation of PV-10 to the standardized measure of discounted future net cash flows, see Item 2 "*Properties – Proved Reserves*."

We seek to increase our reserves through acquisitions and drilling programs. We have focused on acquiring properties where we can develop an inventory of drilling prospects that will enable us to add reserves post-acquisition. Our acquisition team continues to work diligently to find properties that fit our profile and that we believe will add strategic and financial value to our company.

On December 21, 2007, we entered into an agreement with Apache Corporation ("Apache") to acquire its interest in Ship Shoal 349 field for $116.6 million in cash. This field is located off the coast of Louisiana and covers two federal offshore lease blocks, Ship Shoal blocks 349 and 359. The transaction closed on January 29, 2008, with an effective date of January 1, 2008. The acquisition increased our working interest in this field to 100% from approximately 59%, and the estimated proved oil and natural gas reserves acquired were 60.5 Bcfe. This acquisition was funded with cash on hand. For additional details about this transaction, refer to Note 4 to our consolidated financial statements.

In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico, subject to the terms of the purchase and sale agreements. In connection with these transactions, we reduced our asset retirement obligations by approximately $128.5 million and we received proceeds of approximately $32.2 million.

For the year ended December 31, 2009, our capital expenditures for oil and natural gas properties and equipment of $276.1 million included $90.6 million for exploration activities, $162.1 for development activities and $23.4 million for seismic, capitalized interest and other leasehold costs. We participated in the drilling of 10 exploratory wells and three development wells, of which 12 were on the conventional shelf and one was on the deep shelf. Eight of the 10 exploration wells and two of the three development wells were successful. We operate five of the eight successful exploratory wells. During the three-year period ended December 31, 2009, we participated in the drilling of 41 exploratory wells, of which 32 were successful (which we define as completed or planned for completion). For a more detailed discussion of our drilling activity and capital expenditures, see Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Capital expenditures.*"

We participated in bidding for Gulf of Mexico leases on the outer continental shelf ("OCS") at the March 2009 OCS Lease Sale 208 conducted by the U.S. government through the Minerals Management Service ("MMS"). The MMS awarded us leases covering two OCS blocks located on the conventional shelf in the central Gulf of Mexico for a total lease bonus of approximately $0.4 million. We also participated in OCS Lease Sale 210 in August 2009 and we were awarded one lease for a lease bonus of approximately $0.3 million.

Our total capital expenditure budget for 2010 is $450 million. We anticipate fully funding our 2010 capital budget with internally generated cash flow and cash on hand. The budget includes seven conventional shelf exploration wells and other capital items such as well recompletions, facilities capital, seismic and leasehold items. At this time, we anticipate these capital expenditures will cost approximately $150 million. The balance of the $450 million budget will be allocated to acquisitions, additional drilling opportunities from the company's prospect inventory and/or new joint ventures offshore (on the shelf and in the deepwater) and onshore. Our 2010 capital budget is subject to change as conditions warrant. We are determined to remain as flexible as possible and believe this strategy holds the best promise for value creation and growth.

Business Strategy

We plan to continue to acquire and exploit oil and natural gas reserves on the OCS, the area of our historical success, or in other areas outside of the Gulf of Mexico that are compatible with our technical expertise and could yield rates of return sufficient to remain competitive in our industry. We believe attractive acquisition opportunities will continue to arise in the Gulf of Mexico as the major integrated oil companies and other large independent oil and gas exploration and production companies continue to divest properties to focus on larger and more capital-intensive projects that better match their long-term strategic goals. Because of ongoing market turmoil, we also believe that other less well-capitalized producers may seek buyers for their properties, which could create opportunities for us.

We believe a significant portion of our acreage has exploration potential below currently producing zones, including deep shelf reserves at subsurface depths greater than 15,000 feet. Although the cost to drill deep shelf wells can be significantly higher than shallower wells, the reserve targets are typically larger and the use of existing infrastructure, when available, can increase the economic potential of these wells.

We believe our financial approach has contributed to our success and has positioned us to capitalize on new opportunities. Historically, we have limited our annual capital spending for exploration, exploitation and development activities to net cash provided by operating activities, and we have used capacity under our credit agreement for acquisitions and to balance working capital fluctuations. In 2010, we expect to fund our capital expenditures with internally generated cash flow and cash on hand.

Competition

The oil and natural gas industry is highly competitive. We currently operate almost exclusively in the Gulf of Mexico area and compete for the acquisition of oil and natural gas properties primarily on the basis of the price to be paid for such properties. We compete with numerous entities, including major domestic and foreign oil companies, other independent oil and natural gas concerns and individual producers and operators. Many of these competitors are large, well established companies and have financial and other resources substantially greater than ours. Our ability to acquire additional oil and natural gas properties and to discover reserves in the future will depend upon our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. For a more thorough discussion of how competition could impact our ability to successfully complete our business strategy, see Item 1A "*Risk Factors.*"

Oil and Natural Gas Marketing and Delivery Commitments

We sell our oil and natural gas to third-party purchasers. We are not dependent upon, or contractually limited to, any one purchaser or small group of purchasers. However, in 2009 we sold over 10% of our production to each of Shell Trading (US) Co., J.P. Morgan Ventures Energy Corp. and Chevron Corp. See "*Concentration of Credit Risk*" in Note 1 to our consolidated financial statements for additional information about our sales to these customers. Due to the nature of oil and natural gas markets and because oil and natural gas are freely traded commodities and there are numerous purchasers in the Gulf of Mexico, we do not believe the loss of a single purchaser or a few purchasers would materially affect our ability to sell our production.

Regulation

General. Various aspects of our oil and natural gas operations are subject to extensive and continually changing regulation as legislation affecting the oil and natural gas industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the oil and natural gas industry and its individual members. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). In 1989, however, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining price and nonprice controls affecting wellhead sales of natural gas, effective January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

Regulation and transportation of natural gas. Our sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. In recent years, the FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas supplies. In many instances, the results of Order No. 636 and related initiatives have been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.

Similarly, the natural gas pipeline industry may also be subject to state regulations which may change from time to time. During the 2007 legislative session, the Texas State Legislature passed H.B. 3273 ("Competition Bill") and H.B. 1920 ("LUG Bill"). The Competition Bill gives the Railroad Commission of Texas ("RRC") the ability to use either a cost-of-service method or a market-based method for setting rates for natural gas gathering and intrastate transportation pipelines in formal rate proceedings. It also gives the RRC specific authority to enforce its statutory duty to prevent discrimination in natural gas gathering and transportation, to enforce the requirement that parties participate in an informal complaint process and to punish purchasers, transporters, and gatherers for taking discriminatory actions against shippers and sellers. The Competition Bill also provides producers with the unilateral option to determine whether or not confidentiality provisions are included in a contract to which a producer is a party for the sale, transportation, or gathering of natural gas. The LUG Bill modifies the informal complaint process at the RRC with procedures unique to lost and unaccounted for gas issues. It extends the types of information that can be requested, provides producers with an annual audit right, and provides the RRC with the authority to make determinations and issue orders in specific situations. Both the Competition Bill and the LUG Bill became effective September 1, 2007.

The Outer Continental Shelf Lands Act ("OCSLA"), which is administered by the MMS and the FERC, requires that all pipelines operating on or across the OCS provide open access, non-discriminatory transportation service. One of the FERC's principal goals in carrying out OCSLA's mandate is to increase transparency in the market to provide producers and shippers working in the OCS with greater assurance of open access service on pipelines located on the OCS and non-discriminatory rates and conditions of service on such pipelines. On June 18, 2008, the MMS issued a final rule, effective August 18, 2008, that implements a hotline, alternative dispute resolution procedures, and complaint procedures for resolving claims of having been denied open and nondiscriminatory access to pipelines on the OCS.

In August 2005, Congress enacted the Energy Policy Act of 2005 ("EPAct 2005"). Among other matters, EPAct 2005 amends the NGA to make it unlawful for "any entity," including otherwise non-jurisdictional producers such as W&T, to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to regulation by the FERC, in contravention of rules prescribed by the FERC. The FERC's rules implementing this provision make it unlawful, in connection with the purchase or sale of natural gas subject to the jurisdiction of the FERC, or the purchase or sale of transportation services subject to the jurisdiction of the FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives the FERC authority to impose civil penalties for violations of the NGA up to $1 million per day per violation. The new anti-manipulation rule applies not only to activities that relate to intrastate or other non-jurisdictional sales or gathering, but also to activities of otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases or transportation subject to FERC jurisdiction. (This now includes the annual reporting requirements under Order 704 described below). It therefore reflects a significant expansion of the FERC's enforcement authority.

In December 2007, the FERC issued rules ("Order 704") requiring that any market participant, including a producer such as W&T, that engages in wholesale sales or purchases of natural gas that equal or exceed 2.2 million MMBtus during a calendar year must annually report, starting May 1, 2009, such sales and purchases to the FERC. These rules are intended to increase the transparency of the wholesale natural gas markets and to assist the FERC in monitoring such markets and in detecting market manipulation.

Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated. As a result, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

While the changes by these federal and state regulators for the most part affect us only indirectly, they are intended to further enhance competition in natural gas markets. We cannot predict what further action the FERC, MMS or state regulators will take on these matters; however, we do not believe that any such action taken will affect us differently, in any material way, than other natural gas producers with which we compete.

Oil and natural gas liquids transportation rates. Our sales of crude oil, condensate and natural gas liquids are not currently regulated and are transacted at market prices. In a number of instances, however, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to FERC jurisdiction under the Interstate Commerce Act. In other instances, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes.

As it relates to intrastate crude oil, condensate and natural gas liquids pipelines, state regulation is generally less rigorous than the federal regulation of interstate pipelines. State agencies have generally not investigated or challenged existing or proposed rates in the absence of shipper complaints or protests, which are infrequent and are usually resolved informally.

We do not believe that the regulatory decisions or activities relating to interstate or intrastate crude oil, condensate or natural gas liquids pipelines will affect us in a way that materially differs from the way it affects other crude oil, condensate and natural gas liquids producers or marketers.

Regulation of oil and natural gas exploration and production. Our exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits, bonds and pollution liability insurance for the drilling of wells, regulating the location of wells, the method of drilling, casing, operating, plugging and abandoning wells, and governing the surface use and restoration of properties upon which wells are drilled. Many states also have statutes or regulations addressing conservation of oil and gas resources, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of spacing of such wells.

Federal leases. Most of our operations are conducted on federal oil and natural gas leases, which are administered by the MMS pursuant to the OCSLA. These leases are awarded based on competitive bidding and contain relatively standardized terms. These leases require compliance with detailed MMS regulations and orders that are subject to interpretation and change by the MMS. The MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities, structures and pipelines.

To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be satisfied. The cost of these bonds or assurances can be substantial and there is no assurance that they can be obtained in all cases. We are currently exempt from supplemental bonding requirements by the MMS. Under some circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

The MMS also administers the collection of royalties under the terms of the OCSLA and the oil and natural gas leases issued thereunder. The amount of royalties due is based upon the terms of the oil and natural gas leases as well as the regulations promulgated by the MMS.

Environmental regulations. We are subject to stringent federal, state and local environmental laws. These laws, among other things, govern the issuance of permits to conduct exploration, drilling and producing operations, the amounts and types of materials that may be released into the environment, the discharge and disposal of waste materials, the remediation of contaminated sites and the reclamation and abandonment of wells, sites and facilities. Numerous governmental departments issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial civil and even criminal penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of such person. Other laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist or even prohibit exploration and production activities in sensitive areas. In addition, state laws often require various forms of remedial action to prevent pollution, such as closure of inactive pits and plugging of abandoned wells. The regulatory burden on the oil and natural gas industry increases our cost of doing business and consequently affects our profitability. The remediation, reclamation and abandonment of wells, platforms and other facilities are significant costs to us. These costs are considered a normal, recurring cost of our on-going operations. Our domestic competitors are generally subject to the same laws and regulations.

Recent past hurricanes have significantly impacted oil and gas operations on the OCS. The effects included structural damage to fixed production facilities, semi-submersibles and jack-up drilling rigs. The MMS continues to be concerned about the loss of these facilities and rigs as well as the potential for catastrophic damage to key infrastructure and the resultant pollution from future storms. In an effort to reduce the potential for future damage, the MMS has periodically issued guidance aimed at improving platform survivability by taking into account environmental and oceanic conditions in the design of platforms and related structures. It is possible that similar, if not more stringent, requirements will be issued by the MMS for the 2010 hurricane season. These new requirements could increase our operating costs.

We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years and the imposition of more stringent requirements could have a material adverse effect upon our capital expenditures, earnings or competitive position, including the suspension or cessation of operations in affected areas. As such, there can be no assurance that material cost and liabilities will not be incurred in the future.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") imposes liability, without regard to fault, on certain classes of persons that are considered to be responsible for the release of oil or a "hazardous substance" into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances. Under CERCLA, such persons are subject to joint and several liability for the cost of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the cost of certain health studies. In addition, companies that incur liability frequently also confront third party claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment from a polluted site.

The Federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 ("RCRA"), regulates the generation, transportation, storage, treatment and disposal of hazardous wastes and can require cleanup of hazardous waste disposal sites. RCRA currently excludes drilling fluids, produced waters and certain other wastes associated with the exploration, development or production of oil and natural gas from regulation as "hazardous waste." Disposal of such non-hazardous oil and natural gas exploration, development and production wastes is usually regulated by state law. Other wastes handled at exploration and production sites or generated in the course of providing well services may not fall within this exclusion. Moreover, stricter standards for waste handling and disposal may be imposed on the oil and natural gas industry in the future. From time to time, legislation is proposed in Congress that would revoke or alter the current exclusion of exploration, development and production wastes from the RCRA definition of "hazardous wastes," thereby potentially subjecting such wastes to more stringent handling, disposal and cleanup requirements. If such legislation were enacted, it could have a significant impact on our operating costs as well as the oil and natural gas industry in general. The impact of future revisions to environmental laws and regulations cannot be predicted.

Our operations are also subject to the Clean Air Act, as amended, ("CAA") and comparable state and local requirements. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. However, we believe our operations will not be materially adversely affected by any such requirements and the requirements are not expected to be any more burdensome to us than to other similarly situated companies involved in oil and natural gas exploration and production activities.

Past scientific studies have suggested that emissions of certain gases, commonly referred to as "greenhouse gases" and including carbon dioxide and methane, may be contributing to the warming of the earth's atmosphere and causing physical environmental effects. In response to such studies, the U.S. Environmental Protection Agency ("EPA") is considering regulations and the U.S. Congress is considering legislation to reduce emissions of greenhouse gases.

On December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. These findings by the EPA allow the EPA to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In late September 2009, the EPA had proposed two sets of regulations in anticipation of finalizing its findings that would require a reduction in emissions of greenhouse gases from motor vehicles that could also lead to the imposition of greenhouse gas emission limitations in Clean Air Act permits for certain stationary sources. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse emissions from specified large greenhouse gases emission sources in the United States beginning in 2011 for emissions occurring in 2010. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouses gases associated with our operations or could adversely affect demand of the oil and natural gas we produce.

Also on June 26, 2009, the U.S. House of Representatives passed the "American Clean Energy and Security Act of 2009," or "ACESA," which would establish an economy-wide cap-and-trade program to reduce U.S. emissions of greenhouse gases, including carbon dioxide and methane. ACESA would require a 17 percent reduction in greenhouse gas emissions from 2005 levels by 2020 and just over an 80 percent reduction of such emissions by 2050. Under this legislation, the EPA would issue a capped and steadily declining number of tradable emissions allowances to certain major sources of greenhouse gas emissions so that such sources could continue to emit greenhouse gases into the atmosphere. These allowances would be expected to escalate significantly in cost over time. The net effect of ACESA would be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic greenhouse gas emissions, and President Obama has indicated his support of legislation to reduce greenhouse emissions through an emission allowance system. At the state level, more than one-third of the states, either individually or through multi-state regional initiatives, already have begun implementing legal measures to reduce emissions of greenhouse gases. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill passed by the Senate would be reconciled with ACESA, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas that we produce.

The Federal Water Pollution Control Act of 1972, as amended, (the "Clean Water Act") imposes restrictions and controls on the discharge of oil, produced waters and other wastes into navigable waters. Permits must be obtained to discharge pollutants into state and federal waters and to conduct construction activities in waters and wetlands. The Clean Water Act, the Oil Pollution Act of 1990 ("OPA90") and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of oil and other pollutants and impose liability on parties responsible for those discharges for the cost of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. We believe that our operations comply in all material respects with the requirements of the Clean Water Act, OPA90, and state statutes enacted to control water pollution.

Underground injection is the subsurface placement of fluid through a well, such as the reinjection of brine produced and separated from oil and natural gas production. The Safe Drinking Water Act of 1974, as amended, established a regulatory framework for underground injection. Hazardous waste injection well operations are strictly controlled and certain wastes, absent an exemption, cannot be injected into underground injection control wells. In Louisiana and Texas, no underground injection may take place except as authorized by permit or rule. We currently own and operate less than five permitted underground injection wells. Failure to abide by our permits could subject us to civil and/or criminal enforcement actions. We believe that we are in compliance in all material respects with the requirements of applicable state underground injection control programs and our permits.

Executive Order 13158, issued on May 26, 2000, directs federal agencies to safeguard existing Marine Protected Areas ("MPAs") in the United States and establish new MPAs. The order requires federal agencies to avoid harm to MPAs to the extent permitted by law and to the maximum extent practicable. It also directs the EPA to propose new regulations under the Clean Water Act to ensure appropriate levels of protection for the marine environment. This order has the potential to adversely affect our operations by restricting areas in which we may carry out future development and exploration projects and/or causing us to incur increased operating expenses.

Federal Lease Stipulations address the reduction of potential taking of protected marine species (sea turtles, marine mammals, Gulf sturgeon and other listed marine species). The MMS also issues numerous NTLs that provide formal guidelines on implementation of OCS regulations and standards. We believe we are in compliance in all material respects with the requirements regarding protection of marine species.

Certain flora and fauna that have officially been classified as "threatened" or "endangered" are protected by the Endangered Species Act. This law prohibits any activities that could "take" a protected plant or animal or reduce or degrade its habitat area. If endangered species are located in an area where we wish to conduct seismic surveys, development or abandonment operations, the work could be prohibited or delayed or expensive mitigation might be required.

Our oil and natural gas operations include a production platform in the Gulf of Mexico located in a National Marine Sanctuary. As a result, we are subject to additional federal regulation, including by the National Oceanic and Atmospheric Administration. Unique regulations related to operations in a sanctuary include prohibition of drilling activities within certain protected areas, restrictions on the types of water and other substances that may be discharged, required depths of discharge in connection with drilling and production activities and limitations on mooring of vessels. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief.

Other statutes that provide protection to animal and plant species and which may apply to our operations include, but are not necessarily limited to, the National Environmental Policy Act, the Coastal Zone Management Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Marine Mammal Protection Act, the Marine Protection, Research and Sanctuaries Act, the Fish and Wildlife Coordination Act, the Magnuson-Stevens Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and may limit or prohibit construction, drilling and other activities on certain lands lying within wilderness or wetlands. These and other protected areas may require certain mitigation measures to avoid harm to wildlife, and such laws and regulations may impose substantial liabilities for pollution resulting from our operations. The permits required for our various operations are subject to revocation, modification and renewal by issuing authorities.

Naturally Occurring Radioactive Materials ("NORM") contaminate minerals, minerals extraction and processing equipment used in the oil and natural gas industry. The resulting NORM waste from such contamination is regulated by federal and state laws. Standards have been developed for worker protection; treatment, storage and disposal of NORM and NORM waste; management of waste piles, containers and tanks; and limitations on the relinquishment of NORM contaminated land for unrestricted use under RCRA and state laws. We do not anticipate any material expenditures in connection with our compliance with RCRA and applicable state laws related to NORM waste.

We maintain insurance covering well control, property and hurricane damage, which may cover some, but not all, of the risks described above. Most significantly, the insurance we maintain does not cover the risks described above which occur over a sustained period of time. Further, there can be no assurance that such insurance will continue to be available to cover such risks or that such insurance will be available at a cost that would justify its purchase. The occurrence of a significant environmental event not fully insured or indemnified against could have a material adverse effect on our financial condition and results of operations.

Seasonality

For a discussion of seasonal changes that affect our business, see Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Inflation and Seasonality.*"

Employees

As of December 31, 2009, we employed 286 people. We are not a party to any collective bargaining agreements and we have not experienced any strikes or work stoppages. We consider our relations with our employees to be good.

Additional Information

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other items with the SEC. Our reports filed with the SEC are available free of charge to the general public through our website at *www.wtoffshore.com.* These reports are accessible on our website as soon as reasonably practicable after being filed with, or furnished to, the SEC. This Annual Report and our other filings can also be obtained by contacting: Investor Relations, W&T Offshore, Inc., Nine Greenway Plaza, Suite 300, Houston, Texas 77046 or by calling (713) 297-8024. These reports are also available at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A. *Risk Factors*

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and our company could materially impact our future performance and results of operations. We have provided below a list of these risk factors that should be reviewed when considering our securities. These are not all the risks we face and other factors currently considered immaterial or unknown to us may impact our future operations.

Risks Relating to the Oil and Natural Gas Industry and Our Business

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy.

The price we receive for our oil and natural gas production directly affects our revenues, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and are subject to wide price fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile and will likely continue to be volatile in the future. The prices we receive for our production and the volume of our production depend on numerous factors beyond our control. These factors include the following:

- changes in global supply and demand for oil and natural gas;
- the actions of the Organization of Petroleum Exporting Countries ("OPEC");
- the price and quantity of imports of foreign oil, natural gas and liquefied natural gas;
- acts of war or terrorism;
- economic conditions;
- political conditions and events, including embargoes, affecting oil-producing activity;

- the level of global oil and natural gas exploration and production activity;
- the level of global oil and natural gas inventories;
- weather conditions;
- technological advances affecting energy consumption; and
- the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but may also reduce the amount of oil and natural gas that we can produce economically. The prices of oil and natural gas declined substantially during the second half of 2008 and natural gas prices have continued to be weak, especially compared to our costs per Mcfe, in the wake of decreased demand related to current economic conditions, increased supply and increased levels of natural gas in storage. There have been significant recent development activities in shale and other resource plays, which have the potential to yield a significant amount of natural gas production, and to a lesser extent oil production, in the United States. The potential increases in natural gas supplies resulting from the large-scale development of these unconventional resource reserves could have an adverse impact on the price of natural gas. An environment of depressed oil and natural gas prices would materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

If oil and natural gas prices decrease, we may be required to write down the carrying values and/or the estimates of total reserves of our oil and natural gas properties.

Accounting rules applicable to us require that we periodically review the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings. Primarily as a result of the significant decline in both oil and natural gas prices as of December 31, 2008, we recorded a ceiling test impairment at December 31, 2008 of $1.2 billion. Additionally, we recorded a ceiling test impairment at March 31, 2009 of $218.9 million primarily as a result of a further decline in natural gas prices as of March 31, 2009. Declines in oil and natural gas prices after December 31, 2009 may require us to record an additional ceiling test impairment in the future. No assurance can be given that we will not experience a ceiling test impairment in future periods, which could have a material adverse effect on our results of operations in the period taken. As a result of lower oil and natural gas prices, we may also reduce our estimates of the reserves that may be economically recovered, which could reduce the total value of our proved reserves. See Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Impairment of oil and natural gas properties*" and Note 1 to our consolidated financial statements for a discussion of the ceiling test.

We have been adversely affected by a recession in the United States and global economy.

The United States and other world economies are slowly recovering from a recession which began in 2008 and extended into 2009. Growth has resumed, but is modest. There are likely to be significant long-term effects resulting from the recession and credit market crisis, including a future economic growth rate that is slower than what was experienced in recent years. In addition, more volatility may occur before a sustainable, yet lower, growth rate is achieved. A lower future economic growth rate will result in decreased demand growth for our oil and natural gas production as well as lower commodity prices, which will reduce our cash flows from operations and our profitability.

Lower oil and natural gas prices could negatively impact our ability to borrow.

Borrowings under the revolving portion of our Third Amended and Restated Credit Agreement, as amended (the "Credit Agreement"), are currently limited to $405.5 million. Availability is determined periodically at the discretion of our lenders and is based in part on oil and natural gas prices and in part on our proved reserves. Substantially all of our oil and natural gas properties are pledged as collateral under the Credit Agreement. The Credit Agreement limits our ability to incur additional indebtedness based on specified financial covenants, ratios or other criteria. Lower oil and natural gas prices in the future could result in a reduction in availability and also affect our ability to satisfy these covenants, ratios or other criteria and thus could reduce our ability to incur additional indebtedness and our ability to replace reserves.

Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on our financial condition and operations.

We could be exposed to uninsured losses in the future. The occurrence of a significant accident or other event not covered in whole or in part by our insurance could have a material adverse impact on our financial condition and operations. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance. In addition, pollution and environmental risks generally are not fully insurable. Because third-party drilling contractors are used to drill our wells, we may not realize the full benefit of workmen's compensation laws in dealing with their employees. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. We are also exposed to the possibility that we will be unable to buy insurance at any price or that if we do have a claim, the insurance companies will not pay our claim.

Included in lease operating expenses for the years ended December 31, 2009 and 2008 are hurricane remediation costs of $18.4 million and $17.7 million, respectively, related to Hurricanes Ike and Gustav that were either not yet approved by our insurance underwriters' adjuster or were not covered by insurance. Included in lease operating expenses for the year ended December 31, 2007 is $18.5 million for hurricane remediation costs that were not covered by insurance, all of which related to Hurricanes Katrina and Rita in 2005.

Insurance for well control and hurricane damage may become significantly more expensive for less coverage and some losses currently covered by insurance may not be covered in the future.

Due to increased insurance claims in recent years associated with hurricanes in the Gulf of Mexico, property damage and well control insurance coverage has become more limited and the cost of such coverage has increased. In June 2009, we renewed our insurance policies covering well control and hurricane damage at a cost of approximately $35 million. The current policy limits for well control and hurricane damage are $100 million and $85 million, respectively, with an additional $100 million for well control and hurricane damage on our Ship Shoal 349 field. A retention of $35 million per occurrence must be satisfied by us before we are indemnified for losses, and certain properties we have deemed as non-core are not covered for hurricane damage. However, properties representing approximately 89.3% of our PV-10 value of proved reserves at December 31, 2009 (before estimated asset retirement obligations) are covered under our new insurance policies for hurricane damage. Our insurers may not continue to offer this type and level of coverage to us, our costs may increase substantially as a result of increased premiums and the losses that may have been previously insured may no longer be insured. The occurrence of any or all of these could have a material adverse effect on our financial condition and results of operations. We are also exposed to the possibility that in the future we will be unable to buy insurance at any price or that if we do have a claim, the insurance companies will not pay our claim.

Hedging transactions may limit our potential gains.

In order to manage our exposure to price risk in the marketing of our oil and natural gas, we may periodically enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. For example, in the third quarter of 2009 we entered into commodity swap and option contracts relating to approximately 20 Bcfe of our anticipated production in 2010 to mitigate commodity price risk. We do not enter into derivative instruments for speculative trading purposes. While hedging transactions are intended to reduce the effects of volatile oil and natural gas prices, they may also limit future income if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

- our production is less than expected;
- there is a widening of price differentials between delivery points for our production and the delivery points assumed in the hedge arrangements; or
- the counterparties to the hedge contracts fail to perform under the terms of the contracts.

We may be limited in our ability to book additional proved undeveloped reserves under the new SEC rules.

We have included in this report certain estimates of our proved reserves as of December 31, 2009 prepared consistent with our independent petroleum consultant's interpretation of the new SEC rules relating to modernizing reserve estimation and disclosure requirements for oil and natural gas companies. These new rules are effective for annual reporting periods ending on or after December 31, 2009. Included within these new SEC reserve rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be classified as such if a development plan has been adopted indicating that they are scheduled to be drilled within five years of the date of booking. This new rule may limit our potential to book additional proved undeveloped reserves as we pursue our drilling program. Further, if we postpone drilling of proved undeveloped reserves beyond this five-year development horizon, we may have to write off reserves previously recognized as proved undeveloped.

As of December 31, 2009, approximately 24% of our total proved reserves were undeveloped and approximately 32% of our total proved reserves were developed non-producing. There can be no assurance that all of those reserves will ultimately be developed or produced.

While we have plans or are in the process of developing plans for exploiting and producing a majority of our proved reserves, there can be no assurance that all of those reserves will ultimately be developed or produced. We are not the operator with respect to approximately 26% of our proved developed non-producing reserves, so we may not be in a position to control the timing of all development activities. Furthermore, there can be no assurance that all of our undeveloped and developed non-producing reserves will ultimately be produced during the time periods we have planned, at the costs we have budgeted, or at all, which could result in the write-off of previously recognized reserves.

If we are not able to replace reserves, we may not be able to sustain production.

Our proved reserves have declined in each of the last three years. However, our future success depends largely upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. By their nature, estimates of undeveloped reserves are less certain. Recovery of undeveloped reserves could require significant capital expenditures and successful drilling operations. Our future oil and natural gas reserves, production, and therefore our cash flow and net income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

Relatively short production periods for our properties subject us to high reserve replacement needs and require significant capital expenditures to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace those reserves would result in decreasing reserves, production and cash flows over time.

Unless we conduct successful development, exploitation and exploration activities at sufficient levels or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reserves are generally characterized by declining production rates that vary depending upon reservoir characteristics and other factors. High production rates generally result in recovery of a relatively higher percentage of reserves during the initial few years of production. The vast majority of our current operations are in the Gulf of Mexico. Production from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the United States. Our independent petroleum consultant estimates that, on average, 52% of our total proved reserves are depleted within three years. As a result, our need to replace reserves from new investments is relatively greater than that of producers who recover lower percentages of their reserves over a similar time period, such as those producers who have a portion of their reserves outside the Gulf of Mexico area. We may not be able to develop, exploit, find or acquire additional reserves in sufficient quantities to sustain our current production levels or to grow production beyond current levels. In addition, due to the significant time requirements involved with exploration and development activities, particularly for wells in the deepwater or wells not located near existing infrastructure, actual oil and natural gas production from new wells may not occur, if at all, for a considerable period of time following the commencement of any particular project.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures and acquisitions with cash on hand, cash provided by operations, securities offerings and bank borrowings. In order to finance future capital expenditures, we may need to alter or increase our capitalization substantially through the issuance of additional debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our financial risk profile.

Future cash flows are subject to a number of variables, such as the level of production from existing wells, the prices of oil and natural gas, and our success in developing and producing new reserves. We anticipate fully funding our 2010 capital expenditures with internally generated cash flow and cash on hand. Any reductions in our capital expenditures to stay within internally generated cash flow (which could be adversely affected by declining commodity prices) and cash on hand will make replacing produced reserves more difficult. If our cash flow from operations and cash on hand are not sufficient to fund our capital expenditure budget, we may not be able to access additional debt, equity or other methods of financing on an economic or timely basis to replace our proved reserves.

Competition for oil and natural gas properties and prospects is intense; some of our competitors have larger financial, technical and personnel resources that may give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors have financial resources that allow them to obtain substantially greater technical expertise and personnel than we have. We actively compete with other companies in our industry when acquiring new leases or oil and natural gas properties. For example, new leases acquired from the MMS are acquired through a "sealed bid" process and are generally awarded to the highest bidder. Our competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to pay more for productive oil and natural gas properties and exploratory prospects than we are able or willing to pay. On the acquisition opportunities made available to us, we compete with other companies in our industry for such properties through a private bidding process, direct negotiations or some combination thereof. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the divesting practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors we cannot control or influence.

We conduct exploration, exploitation and production operations on the deep shelf and in the deepwater of the Gulf of Mexico, which presents unique operating risks.

The deep shelf and the deepwater of the Gulf of Mexico are areas that have had limited drilling activity due, in part, to their geological complexity, depth and higher cost to drill and ultimately develop. There are additional risks associated with deep shelf and deepwater drilling that could result in substantial cost overruns and/or result in uneconomic projects or wells. Deeper targets are more difficult to detect with traditional seismic processing. Moreover, drilling costs and the risk of mechanical failure are significantly higher because of the additional depth and adverse conditions, such as high temperature and pressure. For example, the drilling of deepwater wells requires specific types of rigs with significantly higher day rates and limited availability, as compared to the rigs used in shallower water. Deepwater wells have greater mechanical risks because the wellhead equipment is installed on the sea floor. Deepwater development costs can be significantly higher than development costs for wells drilled on the conventional shelf because deepwater drilling requires larger installation equipment, sophisticated sea floor production handling equipment, expensive, state-of-the-art platforms and/or investment in infrastructure. Deep shelf development can also be more expensive than conventional shelf projects because deep shelf development requires more drilling days and higher drilling and service costs due to extreme pressure and temperatures associated with greater depths. Accordingly, we cannot assure you that our oil and natural gas exploration activities in the deep shelf, the deepwater and elsewhere will be commercially successful.

Our estimates of future asset retirement obligations may vary significantly from period to period and are especially significant because our operations are almost exclusively in the Gulf of Mexico.

We are required to record a liability for the discounted present value of our asset retirement obligations to remove our platforms, facilities and equipment and restore the land or seabed at the end of oil and natural gas production operations. These obligations are primarily associated with plugging and abandoning wells, removing pipelines, removing and disposing of offshore platforms and site clean up. These costs are typically considerably more expensive for offshore operations as compared to most land-based operations due to increased regulatory scrutiny and the logistical issues associated with working in waters of various depths. Estimating future restoration and removal costs in the Gulf of Mexico is especially difficult because most of the removal obligations are many years in the future, regulatory requirements may change and asset removal technologies and costs are constantly changing. As a result, we may make significant increases or decreases to our estimated asset retirement obligations in future periods. For example, in 2009 we increased our estimated asset retirement obligations by $77.3 million primarily relating to revised estimates for the dismantlement of two operated platforms that were toppled during Hurricane Ike and the plugging and abandonment of the associated wells. For additional information about our asset retirement obligations, see Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Asset retirement obligations.*"

Because we operate in the Gulf of Mexico, platforms, facilities and equipment are subject to damage or destruction as a result of hurricanes. The estimated cost to plug and abandon a well or dismantle a platform can change dramatically if the host platform from which the work was anticipated to be performed is damaged or toppled. Accordingly, our estimate of future asset retirement obligations could differ dramatically from what we may ultimately incur as a result of damage from a hurricane.

We may not be in a position to control the timing of development efforts, associated costs or the rate of production of the reserves from our non-operated properties.

As we carry out our drilling program, we will not serve as operator of all planned wells. We have limited ability to exercise influence over the operations of some non-operated properties and their associated costs. Our dependence on the operator and other working interest owners and our limited ability to influence operations and associated costs of properties operated by others could prevent the realization of anticipated results in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

- the timing and amount of capital expenditures;

- the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;
- the operator's expertise and financial resources;
- approval of other participants in drilling wells;
- selection of technology; and
- the rate of production of the reserves.

Our business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development activities may be unsuccessful for many reasons, including adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not assure we will realize a profit on our investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their costs, unsuccessful wells hinder our efforts to replace reserves.

Our business involves a variety of operating risks, including:

- fires;
- explosions;
- blow-outs and surface cratering;
- uncontrollable flows of natural gas, oil and formation water;
- natural disasters, such as tropical storms, hurricanes and other adverse weather conditions;
- inability to obtain insurance at reasonable rates;
- failure to receive payment on insurance claims in a timely manner, or for the full amount claimed;
- pipe, cement, subsea well or pipeline failures;
- casing collapses;
- mechanical difficulties, such as lost or stuck oil field drilling and service tools;
- train wrecks and derailment;
- abnormally pressured formations or rock compaction; and
- environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

- injury or loss of life;
- damage to and destruction of property, natural resources and equipment;
- pollution and other environmental damage;
- clean-up responsibilities;
- regulatory investigation and penalties;
- suspension of our operations; and
- repairs required to resume operations.

Offshore operations are also subject to a variety of operating risks related to the marine environment, such as capsizing, collisions and damage or loss from tropical storms, hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate funds available for exploration, exploitation and acquisitions or result in the loss of property and equipment.

The geographic concentration of our properties in the Gulf of Mexico subjects us to an increased risk of loss of revenues or curtailment of production from factors affecting the Gulf of Mexico specifically.

The geographic concentration of our properties along the Texas and Louisiana Gulf Coast and adjacent waters on and beyond the outer continental shelf means that some or all of our properties could be affected by the same event should the Gulf of Mexico experience:

- severe weather, including tropical storms and hurricanes;
- delays or decreases in production, the availability of equipment, facilities or services;
- changes in the status of pipelines that we depend on for transportation of our production to the marketplace;
- delays or decreases in the availability of capacity to transport, gather or process production; or
- changes in the regulatory environment.

Because all our properties could experience the same condition at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have properties over a wider geographic area. In 2009 and 2008, net production of approximately 8.7 Bcfe and 21.7 Bcfe, respectively, was deferred as a result of damage caused primarily by Hurricane Ike.

Properties that we acquire may not produce as projected and we may be unable to immediately identify liabilities associated with these properties or obtain protection from sellers against them.

Our business strategy includes a continuing acquisition program, which may include acquisitions of exploration and production companies, producing properties and undeveloped leasehold interests. Our acquisition of oil and natural gas properties requires assessments of many factors that are inherently inexact and may be inaccurate, including the following:

- acceptable prices for available properties;
- amounts of recoverable reserves;
- estimates of future oil and natural gas prices;
- estimates of future exploratory, development and operating costs;
- estimates of the costs and timing of plugging and abandonment; and
- estimates of potential environmental and other liabilities.

Our assessment of the acquired properties will not reveal all existing or potential problems nor will it permit us to become familiar enough with the properties to fully assess their capabilities and deficiencies. In the course of our due diligence, we have not historically inspected every well, platform or pipeline. Even if we had inspected each of these, our inspections may not have revealed structural and environmental problems, such as pipeline corrosion or groundwater contamination. We may not be able to obtain contractual indemnities from the seller for liabilities associated with such risks. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

We may encounter difficulties integrating the operations of newly acquired oil and natural gas properties or businesses.

Increasing our reserve base through acquisitions is an important part of our business strategy. We may encounter difficulties integrating the operations of newly acquired oil and natural gas properties or businesses. In particular, we may face significant challenges in consolidating functions and integrating procedures, personnel and operations in an effective manner. The failure to successfully integrate such properties or businesses into our business may adversely affect our business and results of operations. Any acquisition we make may involve numerous risks, including:

- a significant increase in our indebtedness and working capital requirements;
- the inability to timely and effectively integrate the operations of recently acquired businesses or assets;
- the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets before our acquisition;
- our lack of drilling history in the geographic areas in which the acquired business operates;
- customer or key employee loss from the acquired business;
- increased administration of new personnel;
- additional costs due to increased scope and complexity of our operations; and
- potential disruption of our ongoing business.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. To the extent that we acquire properties substantially different from the properties in our primary operating region or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as with acquisitions within our primary operating region. We may not be successful in addressing these risks or any other problems encountered in connection with any acquisition we may make.

Estimates of our proved reserves depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in the estimates or underlying assumptions will materially affect the quantities of and present value of future net revenues from our proved reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the present value of our reserves at December 31, 2009. See Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Oil and natural gas reserve quantities*" for a discussion of the estimates and assumptions about our estimated oil and natural gas reserves information reported in Item 1 "*Business*" and Item 2 "*Properties.*"

In order to prepare our year-end reserve estimates, our independent petroleum consultant projected our production rates and timing of development expenditures. Our independent petroleum consultant also analyzed available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary and may not be under our control. The process also requires economic assumptions about matters such as oil and natural gas prices, operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, our independent petroleum consultant may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

You should not assume that the present value of future net revenues from our proved oil and natural gas reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on the 12-month unweighted first-day-of-the-month average price for each product and costs in effect on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Prospects that we decide to drill may not yield oil or natural gas in commercial quantities or quantities sufficient to meet our targeted rate of return.

A prospect is a property in which we own an interest or have operating rights and have what our geoscientists believe, based on available seismic and geological information, to be indications of economic quantities of oil or natural gas. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to be drilled to a prospect that will require substantial seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling and completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analysis we perform using data from other wells, more fully explored prospects and/or producing fields will accurately predict the characteristics and potential reserves associated with our drilling prospects. To the extent we drill additional wells in the deepwater and/or on the deep shelf, our drilling activities could become more expensive. In addition, the geological complexity of deepwater and deep shelf formations may make it more difficult for us to sustain our historical rates of drilling success. As a result, there can be no assurance that we will find commercial quantities of oil and natural gas and, therefore, there can be no assurance that we will achieve positive rates of return on our investments.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends substantially on the availability and capacity of gathering systems, pipelines and processing facilities, which in most cases are owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut-in wells because of a reduction in demand for our production or because of inadequacy or unavailability of pipelines or gathering system capacity. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market. We have, in the past, been required to shut in wells when hurricanes have caused or threatened damage to pipelines and gathering stations. In September 2008, as a result of Hurricane Ike, two of our operated platforms and eight non-operated platforms were toppled and a number of platforms, third-party pipelines and processing facilities upon which we depend to deliver our production to the marketplace were damaged.

In some cases, our wells are tied back to platforms owned by parties who do not have an economic interest in our wells and we cannot be assured that such parties will continue to process our oil and natural gas.

Currently, a portion of our oil and natural gas is processed for sale on platforms owned by parties with no economic interest in our wells and no other processing facilities would be available to process such oil and natural gas without significant investment by us. In addition, third-party platforms could be damaged or destroyed by hurricanes which could reduce or eliminate our ability to market our production. As of December 31, 2009, three fields, accounting for approximately 15 Bcfe (or 4%) of our total proved reserves, are tied back or are planned to be tied back to separate, third-party owned platforms. There can be no assurance that the owners of such platforms will continue to process our oil and natural gas production. If any of these platform operators ceases to operate their processing equipment, we may be required to shut in the associated wells.

If third-party pipelines connected to our facilities become partially or fully unavailable to transport our natural gas or oil, our revenues could be adversely affected.

We depend upon third-party pipelines that provide delivery options from our facilities. Because we do not own or operate these pipelines, their continued operation is not within our control. If any of these third-party pipelines become partially or fully unavailable to transport natural gas and oil, or if the gas quality specification for the natural gas pipelines changes so as to restrict our ability to transport natural gas on those pipelines, our revenues could be adversely affected. In 2009 and 2008, net production of approximately 8.7 Bcfe and 21.7 Bcfe, respectively, was deferred as a result of damage caused primarily by Hurricane Ike.

We are subject to numerous laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration, development, production and transportation of oil and natural gas and operational safety. Future laws or regulations, any adverse change in the interpretation of existing laws and regulations or our failure to comply with such legal requirements may harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

- land use restrictions;
- lease permit restrictions;
- drilling bonds and other financial responsibility requirements, such as plugging and abandonment bonds;
- spacing of wells;
- unitization and pooling of properties;
- safety precautions;
- operational reporting;
- reporting of natural gas sales for resale; and
- taxation.

Under these laws and regulations, we could be liable for:

- personal injuries;
- property and natural resource damages;
- well reclamation costs; and
- governmental sanctions, such as fines and penalties.

Our operations could be significantly delayed or curtailed and our cost of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. It is also possible that a portion of our oil and natural gas properties could be subject to eminent domain proceedings or other government takings for which we may not be adequately compensated. See Item 1 "*Business – Regulation*" for a more detailed description of our regulatory risks.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

- require the acquisition of a permit before drilling commences;
- restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;
- limit or prohibit exploration or drilling activities on certain lands lying within wilderness, wetlands and other protected areas or that may affect certain wildlife, including marine mammals; and
- impose substantial liabilities for pollution resulting from our operations.

Failure to comply with these laws and regulations may result in:

- the assessment of administrative, civil and criminal penalties;
- incurrence of investigatory or remedial obligations; and
- the imposition of injunctive relief.

In the past, we have been subject to investigation with respect to allegations that we did not comply with applicable environmental laws and regulations. Resolution of these matters has required management time and expense.

Changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination, regardless of whether we were responsible for the release or contamination and regardless of whether our operations met previous standards in the industry at the time they were conducted. Our permits require that we report any incidents that cause or could cause environmental damages. See Item 1 "*Business – Regulation*" for a more detailed description of our environmental risks.

Climate change legislation or regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

On December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other "greenhouse gases" present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In late September 2009, the EPA had proposed two sets of regulations in anticipation of finalizing its findings that would require a reduction in emissions of greenhouse gases from motor vehicles and that could also lead to the imposition of greenhouse gas emission limitations in Clean Air Act permits for certain stationary sources. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas that we produce.

Also, on June 26, 2009, the U.S. House of Representatives passed the "American Clean Energy and Security Act of 2009," or "ACESA," which would establish an economy-wide cap-and-trade program to reduce U.S. emissions of greenhouse gases, including carbon dioxide and methane. ACESA would require a 17 percent reduction in greenhouse gas emissions from 2005 levels by 2020 and just over an 80 percent reduction of such emissions by 2050. Under this legislation, the EPA would issue a capped and steadily declining number of tradable emissions allowances to certain major sources of greenhouse gas emissions so that such sources could continue to emit greenhouse gases into the atmosphere. These allowances would be expected to escalate significantly in cost over time. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic greenhouse gas emissions and the Obama Administration has indicated its support of legislation to reduce greenhouse gas emissions through an emission allowance system. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill passed by the Senate would be reconciled with ACESA, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil and natural gas that we produce.

Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms (including hurricanes), droughts, and floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our assets and operations. Please see "*– Our business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.*"

We operate a production platform in a highly regulated National Marine Sanctuary, which increases our compliance costs and subjects us to risk of significant fines and penalties if we do not maintain rigorous compliance.

Our oil and natural gas operations include a production platform located in a National Marine Sanctuary in the Gulf of Mexico that is subject to special federal laws and regulations. Unique regulations related to operations in the Sanctuary include, among other things, prohibition of drilling activities within certain protected areas, restrictions on substances that may be discharged, depths of discharge in connection with drilling and production activities and limitations on mooring of vessels. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief, including cessation of production from wells associated with this platform.

The loss of members of our senior management could adversely affect us.

To a large extent, we depend on the services of our senior management. The loss of the services of any of our senior management, including Tracy W. Krohn, our Founder, Chairman and Chief Executive Officer; Jamie L. Vazquez, our President; W. Reid Lea, our Executive Vice President and Manager of Corporate Development; John D. Gibbons, our Senior Vice President, Chief Financial Officer and Chief Accounting Officer and Stephen L. Schroeder, our Senior Vice President and Chief Operating Officer, could have a negative impact on our operations. We do not maintain or plan to obtain any insurance against the loss of any of these individuals. Please read Item 4A "*Executive Officers of the Registrant*" for more information regarding certain members of our management team.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

The offshore oil and natural gas industry may experience significant shortages in the availability of certain drilling rigs as well as significant increases in the cost of utilizing drilling rigs. This could delay or adversely affect our exploration and development operations, which could have a material adverse effect on our business, financial condition or results of operations. If the unavailability or high cost of rigs, equipment, supplies or personnel were particularly severe in the offshore waters of Texas, Louisiana, Alabama or other parts of the Gulf of Mexico, we could be materially and adversely affected because our operations and properties are concentrated in those areas.

Counterparty credit risk may negatively impact the conversion of our accounts receivables to cash.

Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by any adverse changes in economic or other conditions. In recent years, market conditions resulting in downgrades to credit ratings of energy merchants affected the liquidity of several of our purchasers.

Risks Related to Financings

Adverse changes in the financial and credit markets could negatively impact our economic growth. In addition, declines of oil and natural gas prices can affect our ability to obtain funding, obtain funding on acceptable terms or obtain funding under our current credit facility. These impacts may hinder or prevent us from meeting our future capital needs and may restrict or limit our ability to increase reserves of oil and natural gas.

Global financial markets and economic conditions have been distressed. We may be unable to obtain adequate funding under our current credit facility either because our lending counterparties may be unwilling or unable to meet their funding obligations or our borrowing base under the Credit Agreement is decreased as the result of lower oil or natural gas prices, operating difficulties, declines in reserves, lending requirements or regulations, or for any other reason. For example, in April 2009, our lenders reduced the borrowing base under the Credit Agreement from $710.0 million to $405.5 million.

Due to these factors, we cannot be certain that funding will be available if needed, and to the extent required, on acceptable terms. If funding is not available as needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our exploratory and development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

We may not be able to generate enough cash flow to meet our debt obligations.

We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt that we can manage in some periods may not be appropriate for us in other periods. In addition, our future cash flow may become insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt. Many of these factors, such as oil and natural gas prices, economic and financial conditions in our industry and the global economy or initiatives by our competitors, are beyond our control.

If we do not generate enough cash flow from operations to satisfy any future debt obligations, we may have to undertake alternative financing plans, such as:

- refinancing or restructuring our debt;
- selling assets;
- reducing or delaying capital investments; or
- seeking to raise additional capital.

However, any alternative financing plans that we undertake, if necessary, may not allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations or to obtain alternative financing could materially and adversely affect our business, financial condition and results of operations.

Our debt obligations could have important consequences. For example, they could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital requirements and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets;
- limit our opportunities because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal on our debt obligations or to comply with any restrictive terms of our debt obligations;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- impair our ability to obtain additional financing in the future; and
- place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, if we fail to comply with the covenants or other terms of any agreements governing our debt, our lenders will have the right to accelerate the maturity of that debt and foreclose upon the collateral, if any, securing that debt. Realization of any of these factors could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Principal Shareholder, Tracy W. Krohn

We will be controlled by Tracy W. Krohn as long as he owns a majority of our outstanding common stock, and other shareholders will be unable to affect the outcome of shareholder voting during that time. This control may adversely affect the value of our common stock and inhibit potential changes of control.

Tracy W. Krohn controls 39,234,187 shares of our common stock, representing approximately 52.5% of our voting interests as of February 24, 2010. As a result, Mr. Krohn has the ability to control the outcome of virtually all matters requiring shareholder approval and other investors, by themselves, will not be able to affect the outcome of virtually any shareholder vote. Mr. Krohn, subject to any duty owed to our minority shareholders under Texas law, is able to control all matters affecting us, including:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- the determination of incentive compensation, which may affect our ability to retain key employees;
- any determinations with respect to mergers or other business combinations;
- our acquisition or disposition of assets;
- our financing decisions and our capital raising activities;

- our payment of dividends on our common stock; and
- amendments to our amended and restated articles of incorporation or bylaws.

Mr. Krohn is generally not prohibited from selling a controlling interest in us to a third-party. In addition, his concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that might be beneficial to our business or stockholders. As a result, the market price of our common stock could be adversely affected.

Due to Mr. Krohn's ownership and control, we are exempted from many New York Stock Exchange corporate governance rules, and as a result our other shareholders may not have the protections set forth in those rules, particularly in the event of conflicts of interest with Mr. Krohn.

Mr. Krohn owns a majority of our common stock, and therefore we are a "controlled company" within the meaning of the rules of the New York Stock Exchange ("NYSE"). As such, we are not required to comply with certain corporate governance rules of the NYSE that would otherwise apply to us as a listed company on that exchange. These rules are generally intended to increase the likelihood that boards will make decisions in the best interests of shareholders. Should the interests of Mr. Krohn differ from those of other shareholders, the other shareholders will not be afforded the protections of having a majority of directors on the board who are independent from our principal shareholder.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*



Texas
Louisiana
Mississippi
Alabama
Mobile Bay 823
Main Pass 108
Ship Shoal 208
Gulf of Mexico
West Delta 30
Brazos A-133
South Timbalier 228
Ship Shoal 349
East Cameron 321
Mustang Island 889
Green Canyon 646
W&T Offshore, Inc.
Locations of Top Ten Fields

Substantially all of our fields are located in the Gulf of Mexico. These fields are found in water depths ranging from less than ten feet up to 4,200 feet. The reservoirs in our fields are generally characterized as having high porosity and permeability, which typically result in high production rates. The following describes our ten largest fields as of December 31, 2009, based on quantities of proved reserves on a natural gas equivalent basis. At December 31, 2009, these fields accounted for approximately 72% of our PV-10 value before estimated asset retirement obligations, or $803 million, and had proved reserves totaling 274.1 Bcfe.

Field Name	Field Category	Operator	Percent Natural Gas of Net Reserves	2009 Average Daily Equivalent Sales Rate (MMcfe/d) Gross	Net
Ship Shoal 349	Shelf	W&T	18%	16.8	14.0
Main Pass 108	Shelf	W&T	78%	66.7	37.1
Brazos A-133	Shelf	Apache	99%	39.4	8.2
West Delta 30	Shelf	W&T and Anglo-Suisse (1)	6%	3.1	2.6
Green Canyon 646	Deepwater	W&T	15%	7.6	4.4
East Cameron 321	Shelf	W&T	31%	24.4	20.3
Mobile 823	Deep shelf	ExxonMobil	84%	65.3	6.8
South Timbalier 228	Shelf	W&T	11%	7.3	6.1
Ship Shoal 208	Shelf	W&T	64%	8.3	4.5
Mustang Island 889	Shelf	Sabco	66%	2.5	1.0

(1) W&T operates all down hole operations.

On December 31, 2009 we had one field of major significance (having proved reserves which comprise 15% or more of the Company's total proved reserves, calculated on a natural gas equivalent basis). Below is a description of this field, Ship Shoal 349, which is located on the conventional shelf.

Ship Shoal 349 Field. Ship Shoal 349 field is located off the coast of Louisiana, approximately 235 miles southeast of New Orleans, in 375 feet of water. The field area covers Ship Shoal blocks 349 and 359, with a single production platform on Ship Shoal block 349. Phillips Petroleum discovered the field in 1993. We initially acquired a 25% working interest in the field from BP in 1999. In 2003, we acquired an additional 34% working interest through a transaction with ConocoPhillips that increased our working interest to approximately 59%, and we became the operator of the field in December 2004. In early 2008, we acquired the remaining working interest and we now own a 100% working interest in this field. Cumulative field production through 2009 is approximately 169 Bcfe gross. This field is a sub-salt development with five productive horizons below salt at depths ranging to 17,000 feet. As of December 31, 2009, 22 wells have been drilled, of which 13 have been successful. We are currently developing a reservoir simulation model in order to optimize future development opportunities. Total proved reserves associated with our interest in this field were 122 Bcfe at December 31, 2009.

The following presents historical information about our produced oil and natural gas volumes from Ship Shoal 349 field over the past three fiscal years.

	Year Ended December 31,		
	2009	**2008**	**2007**
Net sales:			
Natural gas (Bcf)	0.8	0.7	0.4
Oil (MMBbls)	0.7	0.7	0.3
Total natural gas and oil (Bcfe)	5.1	4.6	2.1
Average realized sales prices:			
Natural gas ($/Mcf)	$ 4.56	$10.80	$ 7.37
Oil ($/Bbl)	54.02	94.83	59.34
Natural gas equivalent ($/Mcfe)	8.33	15.05	9.47
Average per Mcfe ($/Mcfe):			
Production costs (1)	$ 2.43	$ 1.33	$ 1.40

(1) Includes lease operating expenses and gathering and transportation costs. The increase in 2009 production costs per Mcfe compared to 2008 primarily relates to higher insurance costs in 2009. In addition to our standard insurance policies for well control and hurricane damage, we have an additional $100 million of insurance for well control and hurricane damage on our Ship Shoal 349 field.

The following is a description of the remainder of our top ten properties, measured by proved reserves at December 31, 2009, of which seven are located on the conventional shelf, one is located in the deepwater and one is located on the deep shelf. We do not believe that individually any of these properties are of major significance (each has proved reserves which comprise less than 15% of the Company's total proved reserves, calculated on a natural gas equivalent basis).

Main Pass 108 Field. Main Pass 108 field consists of Main Pass blocks 94, 102, 106, 107, 108 and 109. This field is located off the coast of Louisiana approximately 50 miles east of Venice in 50 feet of water. We acquired our working interests in these blocks, which range from 33% to 100%, in a transaction with Kerr-McGee. The field produces from a number of low relief, predominantly stratigraphically trapped sands. The productive interval ranges in age from Upper Miocene Big A through Middle Miocene Big Hum. As of December 31, 2009, 51 wells have been drilled in this field, of which 37 were successful. Cumulative field production through 2009 is approximately 330 Bcfe gross. During December 2009, production from this field, net to our interest, averaged 23.0 MMcf of natural gas per day and 1,193 Bbls of oil per day, or 30.2 MMcfe per day.

Brazos A-133 Field. Brazos A-133 field is located 85 miles east of Corpus Christi, Texas in 200 feet of water. The field was discovered in 1978 by Cities Service Oil Company with production commencing in the same year. There are five active platforms, three of which are production platforms. Cumulative field production through 2009 is approximately 850 Bcfe gross from the Middle Miocene Tex W and Big Hum sections. The bulk of the production is from the Big Hum CM-7 sand, which is a 4-way closure downthrown to the Corsair Fault and bisected by antithetic faults. The top of the CM-7 sand is at a subsea depth of 12,000 feet. Since its discovery, 22 wells have been drilled, of which 17 were successful. We own a 25% working interest that was obtained through a transaction with Kerr-McGee. During December 2009, production from this field, net to our interest, averaged 6.7 MMcf of natural gas per day and 12 Bbls of oil per day, or 6.8 MMcfe per day.

West Delta 30 Field. West Delta 30 field is located approximately six miles off the coast of Louisiana in 40 feet of water. Our interests in this field are in West Delta Block 29, which straddles the eastern side of a major piercement salt dome with large accumulations of oil and natural gas sands found in traps along the salt flanks. In 1997, we entered into a farmout agreement with ChevronTexaco to further explore and develop potential reserves. Following a thorough 3-D seismic analysis, we have drilled a total of 17 exploration and development wells, all but one of which have been successful. Our working interests in these wells range from 37.5% to 100%. Cumulative field production through 2009 is approximately 700 Bcfe gross. During December 2009, production from this field, net to our interest, averaged 276 Bbls of oil per day, or 1.7 MMcfe per day.

Green Canyon 646 Field. Green Canyon 646 field is located approximately 150 miles south of New Orleans, Louisiana, in 4,200 feet of water. The discovery well, which we drilled to a total depth of 12,365 feet in January 2004, is a subsea well tied back to the Front Runner Spar located more than 20 miles away in Green Canyon 338. The field play consists of stacked sheet sands located on the flank of a salt dome between 10,500 and 12,000 feet. The well commenced production in September 2009. We own a 60% working interest in the field and are the operator of the field. Cumulative field production through 2009 is approximately two Bcfe gross. During December 2009, production from this field, net to our interest, averaged 1.7 MMcf of natural gas per day and 2,303 Bbls of oil per day, or 15.5 MMcfe per day.

East Cameron 321 Field. East Cameron 321 field is located approximately 97 miles off the Louisiana coastline in 225 feet of water. Two production facilities, the "A" and "B" platforms, are located on the block. This field has multiple sands that are productive in faulted, structural traps. As of December 31, 2009, 75 wells have been drilled of which 57 have been successful. Cumulative field production through 2009 is approximately 545 Bcfe gross. We own a 100% working interest in the field and are the operator of the field. During December 2009, production from this field, net to our interest, averaged 3.0 MMcf of natural gas per day and 1,958 Bbls of oil per day, or 14.8 MMcfe per day.

Mobile 823 Field. Mobile 823 field is located off the coast of Alabama in approximately 60 feet of water. It is a natural gas field comprised of two OCS blocks, Mobile Blocks 822 and 823. The field was discovered by Mobil Oil Corporation in 1983, with initial production commencing in 1991. We acquired our 12.5% working interest in 2003 from ConocoPhillips. ExxonMobil currently operates the majority of the field. We operate one well, a Miocene "Luce" sand discovery drilled in 2006. Production is primarily from the Jurassic Norphlet sandstone at 21,500 feet, with minor production from Miocene sands at 3,000 to 7,000 feet. The trapping mechanism is a combination structural and stratigraphic trap. Cumulative field production through 2009 is approximately 787 Bcfe gross from eleven productive wells. The field has one processing platform and three independent structures. During December 2009, production from this field, net to our interest, averaged 4.8 MMcf of natural gas per day and 178 Bbls of oil per day, or 5.9 MMcfe per day.

South Timbalier 228 Field. South Timbalier 228 field is located 50 miles off the coast of Louisiana in about 220 feet of water and includes South Timbalier blocks 229 and 230. The field was discovered in November 1994 by The Louisiana Land and Exploration Company. We acquired South Timbalier block 229 from Burlington Resources and became operator of the field in November 2002. We acquired South Timbalier block 230 in OCS Lease Sale 194, with an effective date of June 2005. We are a 100% working interest owner in this field. We have drilled six wells since becoming operator, all of which were successful. All of the producing sands are within the basal Nebraskan section. Cumulative production from this field through 2009 is approximately 43 Bcfe gross. During December 2009, production from this field, net to our interest, averaged 0.5 MMcf of natural gas per day and 852 Bbls of oil per day, or 5.6 MMcfe per day.

Ship Shoal 208 Field. Ship Shoal 208 field is located approximately 50 miles off the coast of Louisiana in 96 feet of water and includes Ship Shoal block 214. The discovery well for Ship Shoal block 214 was drilled by Kerr-McGee in 1961. This field covers the eastern side of a large piercement salt dome, which acts to trap significant accumulations of Upper Miocene and Pliocene-age oil and natural gas deposits. We own a 64.5% working interest in the field and are the operator of the field. Cumulative field production through 2009 is approximately 907 Bcfe. During December 2009, production from this field, net to our interest, averaged 3.7 MMcf of natural gas per day and 311 Bbls of oil per day, or 5.6 MMcfe per day.

Mustang Island 889 Field. Mustang Island 889 field is located approximately 20 miles southeast of Corpus Christi, Texas in 30 feet of water. The field was discovered by Shell in 1958. We have a 50% working interest in the F-1 well, which was drilled to a total depth of 13,500 feet in 2005 and was completed in the S Sand. Two additional pay sands are behind pipe. These Oligocene Frio sands are trapped in three-way structures upthrown to several down-to-the-basin growth faults. Minor faulting complicates the structures. Cumulative field production through 2009 is approximately 168 Bcfe. During December 2009, production from this field, net to our interest, averaged 0.6 MMcf of natural gas per day and 30 Bbls of oil per day, or 0.8 MMcfe per day.

Proved Reserves

In December 2008, the SEC adopted new rules related to modernizing reserve estimation and disclosure requirements for oil and natural gas companies, which became effective for annual reporting periods ending on or after December 31, 2009. The new rules permit the use of new technologies in the determination of proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. Other definitions and terms were revised, including the definition of *proved reserves* which was changed to indicate, among other things, that commencing with year-end 2009 entities must use the unweighted average of first-day-of-the-month commodity prices over the preceding 12-month period, rather than end-of-period prices, when estimating quantities of proved reserves. Similarly, beginning in the fourth quarter of 2009, the estimated future net revenues used to calculate the ceiling test are based on the 12-month average commodity price for each product. Also, because it is our policy to use end-of-period reserves in the determination of quarterly depletion, our depreciation, depletion, amortization and accretion ("DD&A") expense for the fourth quarter of 2009 was calculated using proved reserves at December 31, 2009 that were determined in accordance with the new rules. Another significant provision of the new rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be classified as such if a development plan has been adopted indicating that they are scheduled to be drilled within five years.

Applying the new rules, our proved reserves at December 31, 2009 totaled 371.0 Bcfe. Approximately 76% of our reserves were classified as proved developed and 24% were classified as proved undeveloped. Classified by product, 45% of our reserves were natural gas and 55% were oil and natural gas liquids, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. Our proved reserves were estimated by our independent petroleum consultant, Netherland, Sewell & Associates, Inc. The scope and results of their procedures are summarized in a letter which is included as an exhibit to this Annual Report on Form 10-K.

Our proved reserves as of December 31, 2009 are summarized below. These reserve amounts are consistent with filings we make with other federal agencies.

	As of December 31, 2009				
Classification of Proved Reserves	**Oil (MMBbls)**	**Gas (Bcf)**	**Total (Bcfe)**	**% of Total Proved**	**PV-10 (2) (In millions)**
Proved developed producing	12.7	86.6	162.5	44%	$304.0
Proved developed non-producing (1)	11.0	54.7	121.0	32%	279.2
Total proved developed	23.7	141.3	283.5	76%	583.2
Proved undeveloped	10.5	24.5	87.5	24%	306.8
Total proved	34.2	165.8	371.0	100%	$890.0

(1) Includes approximately 1.7 Bcfe of reserves with a PV-10 (before estimated asset retirement obligations) of $12.4 million that were shut-in at December 31, 2009 because of damage caused by Hurricane Ike in September 2008. We anticipate that the majority of these reserves will be reclassified to producing in the first half of 2010.

(2) Refer to footnote (3) under "*Reserves Pricing Sensitivities*" below for a reconciliation of PV-10 to the most comparable measure under generally accepted accounting principles ("GAAP").

In accordance with guidelines established by the SEC, our proved reserves as of December 31, 2009 were determined to be economically producible under existing economic conditions, which requires the use of the 12-month average commodity price for each product, calculated as the unweighted arithmetic average of the first-day-of-the-month price for the period January 2009 through December 2009. For oil and natural gas liquids, the average West Texas Intermediate posted price of $57.65 per barrel was adjusted by lease for quality, transportation fees and regional price differentials. For natural gas, the average Henry Hub spot price of $3.87 per MMBtu was adjusted by lease for energy content, transportation fees and regional price differentials. Such prices were held constant throughout the estimated lives of the reserves. Future production and development costs are based on year-end costs with no escalations. We refer to this estimate of our proved reserves as the "SEC Case."

Changes in Proved Reserves

Our total proved reserves decreased 120.1 Bcfe to 371.0 Bcfe at December 31, 2009 from 491.1 Bcfe at December 31, 2008, primarily attributable to production of 94.8 Bcfe and divestitures of certain non-core oil and natural gas fields. In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico, subject to the terms of the purchase and sale agreements. These dispositions collectively accounted for a 23.9 Bcfe reduction in total proved reserves. We also had negative revisions of 4.7 Bcfe due to performance. These decreases in reserves were partially offset by an increase in total proved reserves of 23.4 Bcfe, the majority of which is attributable to extensions and discoveries resulting from our participation in the drilling of eight successful exploratory wells in 2009, all of which were on the conventional shelf.

The remaining significant component of our decrease in total proved reserves from December 31, 2008 are revisions primarily from the adoption of the new SEC rules related to modernizing reserve estimation and disclosure requirements. The initial application of these rules resulted in the removal of 23.2 Bcfe of proved undeveloped reserves associated with two of our fields for which our plan of development was not within five years from when the reserves were initially recorded, as required. In addition, positive revisions of 27.5 Bcfe that would have resulted from using end-of-period commodity prices as of December 31, 2009 ($76.00 per barrel for oil and natural gas liquids and $5.79 per MMBtu for natural gas) were offset by 25.1 Bcfe, the impact of which is attributable to the new requirement that oil and natural gas reserves are to be measured using the 12-month average commodity price for each product ($57.65 per barrel for oil and natural gas liquids and $3.87 per MMBtu for natural gas).

Reserves Pricing Sensitivities

In addition to the SEC Case proved reserves, our independent petroleum consultant also prepared estimates of our year-end proved reserves using two alternative commodity price assumptions. The following table summarizes our total proved reserves as of December 31, 2009 under each of the three cases:

	Total Proved Reserves As of December 31, 2009			
Case	**Oil (MMBbls)**	**Gas (Bcf)**	**Total (Bcfe)**	**PV-10 (3) (In millions)**
SEC	34.2	165.8	371.0	$ 890.0
Flat (1)	35.8	181.1	396.0	1,578.5
NYMEX (2)	36.7	186.0	406.0	1,841.1

(1) The Flat Case is based on the posted spot prices as of December 31, 2009 for both oil and natural gas. For oil and natural gas liquids, the West Texas Intermediate posted price of $76.00 per barrel was adjusted by lease for quality, transportation fees and regional price differentials. For natural gas, the Henry Hub spot price of $5.79 per MMBtu was adjusted by lease for energy content, transportation fees and regional price differentials. Such prices were held constant throughout the estimated lives of the reserves. Future production and development costs are based on year-end costs with no escalations.

(2) The NYMEX Case is based on the applicable monthly forward closing prices on the New York Mercantile Exchange for oil and natural gas as of December 31, 2009. For oil and natural gas liquids, the price was based on a crude oil price which increased from $79.36 per Bbl to $101.92 per Bbl during the life of the reserves and was adjusted by lease for quality, transportation fees and regional price differentials. For natural gas, the price was based on a natural gas price which increased from $5.57 per MMBtu to $9.05 per MMBtu over the life of the properties and was adjusted by lease for energy content, transportation fees and regional price differentials. Future production and development costs are based on year-end costs with no escalations.

(3) We refer to PV-10 as the present value of estimated future net revenues before asset retirement obligations as calculated by our independent petroleum consultant, adjusted by the Company to include estimated asset retirement obligations discounted using a 10% annual discount rate. PV-10 is not a financial measure prescribed under GAAP; therefore, the following table reconciles our calculation of PV-10 under the SEC Case to the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. There is no directly comparable GAAP measure for the Flat case PV-10 or the NYMEX case PV-10. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. Management believes that PV-10 is relevant and useful for evaluating the relative monetary significance of oil and natural gas properties. Further, professional analysts and sophisticated investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies' reserves. Management also uses this pre-tax measure when assessing the potential return on investment related to oil and natural gas properties and in evaluating acquisition opportunities. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating us. PV-10 is not a measure of financial or operating performance under GAAP, nor is it intended to represent the current market value of our estimated oil and natural gas reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP. The reconciliation of PV-10 to the standardized measure of discounted future net cash flows relating to our proved oil and natural gas reserves at December 31, 2009 for the SEC Case is as follows (in millions):

	At December 31, 2009 SEC Case
Present value of estimated future net revenues before asset retirement obligations ("ARO")	$1,123.2
Present value of estimated ARO, discounted at 10%	(233.2)
Present value of estimated future net revenues (PV-10)	890.0
Future income taxes, discounted at 10%	(229.6)
Standardized measure of discounted future net cash flows	$ 660.4

The following table presents the reconciliation of PV-10 before ARO to PV-10 relating to our proved oil and natural gas reserves at December 31, 2009 for the Flat Case and the NYMEX Case (in millions):

	At December 31, 2009	
	Flat Case	NYMEX Case
PV-10 before ARO	$1,793.9	$2,047.8
Present value of estimated ARO, discounted at 10%	(215.4)	(206.7)
PV-10	$1,578.5	$1,841.1

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process

Our proved reserve information as of December 31, 2009 included in this Annual Report on Form 10-K was estimated by our independent petroleum consultant, Netherland, Sewell & Associates, Inc. ("NSAI"), in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC. The scope and results of their procedures are summarized in a letter which is included as an exhibit to this Annual Report on Form 10-K. The primary technical person at NSAI responsible for overseeing the preparation of the reserves estimates presented herein has B.S. and M.S. degrees in Civil Engineering and has been a Registered Professional Engineer in the State of Texas for 21 years and a member of the Society of Petroleum Engineers for over 25 years. He has over 32 years total experience in the oil and gas industry, with over 18 years of reservoir engineering experience. His areas of experience are the continental shelf and deepwater Gulf of Mexico, San Juan Basin, onshore and offshore Mexico, offshore Africa, and unconventional gas sources worldwide. NSAI has informed us that he meets or exceeds the education, training, and experience requirements set forth in the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information* promulgated by the Society of Petroleum Engineers and is proficient in the application of industry standard practices to engineering evaluations as well as the application of SEC and other industry definitions and guidelines.

We maintain an internal staff of reservoir engineers and geoscience professionals who work closely with our independent petroleum consultant to ensure the integrity, accuracy and timeliness of the data, methods and assumptions used in the preparation of the reserves estimates. Additionally, our senior management reviews any significant changes to our proved reserves on a quarterly basis.

Reserve Technologies

Proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term "reasonable certainty" implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty, our independent petroleum consultant employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information and property ownership interests. The accuracy of the estimates of our reserves is a function of:

- the quality and quantity of available data and the engineering and geological interpretation of that data;
- estimates regarding the amount and timing of future operating costs, severance taxes, development costs and workovers, all of which may vary considerably from actual results;
- the accuracy of various mandated economic assumptions such as the future prices of oil and natural gas; and

- the judgment of the persons preparing the estimates.

Because these estimates depend on many assumptions, any or all of which may differ substantially from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered.

Reporting of Oil and Natural Gas Production and Reserves

We produce natural gas liquids as part of the processing of our natural gas. The extraction of natural gas liquids in the processing of natural gas reduces the volume of natural gas available for sale. In our December 31, 2009 reserve report prepared by our independent petroleum consultant, natural gas liquids represented approximately 4.8% of our total proved reserves. Natural gas liquids are products sold by the gallon. Therefore, in reporting reserve and production amounts of natural gas liquids, we include this production in the oil category. Prices for natural gas liquids in 2009 were approximately 47% lower on average than prices for equivalent volumes of oil. We report our average oil prices realized after taking into account the effect of the lower prices received for sales of natural gas liquids. We report all production information related to natural gas net of the effect of any reduction in natural gas volumes resulting from the processing of natural gas liquids.

Development of Proved Undeveloped Reserves

Our proved undeveloped reserves at December 31, 2009, as estimated by our independent petroleum consultant, were 87.5 Bcfe. Future development costs associated with our proved undeveloped reserves at December 31, 2009 totaled approximately $152 million, substantially all of which is expected to be spent after December 31, 2010. In 2009, we developed approximately 11% of our proved undeveloped reserves as of December 31, 2008, consisting of three gross (1.9 net) wells and the subsea tie-in of one gross (0.6 net) deepwater well at a net cost of approximately $104.5 million.

Only one of our proved undeveloped well locations remains undeveloped past 5 years from the date of initial recognition as proved undeveloped. Green Canyon 646 #1 sidetrack was initially booked in 2003. This proved undeveloped location is a sidetrack to a currently producing well, a subsea oil producer tied back to the Front Runner Spar, located over 20 miles from the well location. The capital cost for this tie-in was approximately $60 million. Due to the high development cost, the proved undeveloped location will utilize the existing well bore in order to sidetrack updip to the target location, which will only be drilled after substantial depletion of the producing well. As of December 31, 2009, proved undeveloped reserves associated with this location were 10.6 Bcfe.

Acreage

The following summarizes gross and net developed and undeveloped acreage at December 31, 2009. Net acreage is our percentage ownership of gross acreage. Deepwater refers to acreage in over 500 feet of water.

	Developed Acreage		Undeveloped Acreage		Total Acreage	
	Gross	Net	Gross	Net	Gross	Net
Shelf	663,323	394,003	123,783	102,737	787,106	496,740
Deepwater	57,465	27,733	62,832	54,192	120,297	81,925
	720,788	421,736	186,615	156,929	907,403	578,665

Approximately 79% of our total gross acreage is held-by-production, which permits us to maintain all of our exploration, exploitation and development rights (including deep rights below currently producing zones) to the leased area as long as production continues. We have the right to propose future exploration and development projects, including deep exploration projects, on the majority of our acreage.

Approximately 21% of our total gross acreage is undeveloped leasehold. Of our 186,615 total gross undeveloped acres, our rights to approximately 27% could expire in 2010, 7% in 2011, 1% in 2012, 16% in 2013 and 49% in 2014 and beyond, if not extended by exploration and production activities prior to the applicable lease expiration dates. Our drilling activity for 2010 will give consideration to our undeveloped leasehold that may expire in 2010 in order to retain the opportunity to exploit such acreage, based on the appropriate technical criteria, before expiration of the lease.

In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico, subject to the terms of the purchase and sale agreements. In connection with the sale of these properties, we retained the right to participate in certain identified drilling opportunities that could be proposed by the new owners. As a result of the sale of these properties and lease expirations, our total gross and net acreage decreased 37% and 30%, respectively, as of December 31, 2009 from year-end 2008.

Production

During 2009, our net production averaged approximately 259.7 MMcfe per day. Approximately 8.7 Bcfe of net production was deferred during 2009 as a result of damage caused primarily by Hurricane Ike during the third quarter of 2008.

Production History

The following presents historical information about our produced oil and natural gas volumes from all of our producing fields over the past three fiscal years.

	Year Ended December 31,		
	2009	2008	2007
Net sales:			
Natural gas (Bcf)	51.6	56.1	76.7
Oil (MMBbls)	7.2	7.0	8.3
Total natural gas and oil (Bcfe)	94.8	97.9	126.5

Refer to the descriptions of our ten largest fields earlier in Item 2 – *"Properties"* for historical information about our produced oil and natural gas volumes from our Ship Shoal 349 field over the past three fiscal years, which is the only field at December 31, 2009 with proved reserves which comprise 15% or more of the Company's total proved reserves. Also refer to Item 6 "*Selected Financial Data – Historical Reserve and Operating Information*" for additional historical operating data.

Productive Wells

The following presents our ownership interest at December 31, 2009 in our productive oil and natural gas wells, including wells that were temporarily shut-in on that date primarily because of Hurricane Ike in 2008. A net well is our percentage working interest of a gross well.

	Oil Wells (1)		Gas Wells (1)		Total Wells	
	Gross	Net	Gross	Net	Gross	Net
Operated	111	93.7	112	99.5	223	193.2
Non-operated	57	20.8	107	13.2	164	34.0
	168	114.5	219	112.7	387	227.2

(1) Includes 7 gross (4.5 net) oil wells and 11 gross (6.1 net) gas wells with multiple completions.

Our ownership in wells that were temporarily shut-in at December 31, 2009 primarily because of Hurricane Ike in 2008 is as follows:

	Oil Wells		Gas Wells		Total Wells	
	Gross	Net	Gross	Net	Gross	Net
Operated	6	2.6	8	5.7	14	8.3
Non-operated	13	4.3	11	1.8	24	6.1
	19	6.9	19	7.5	38	14.4

Drilling Activity

During 2009, we participated in the drilling of 10 gross exploratory wells and three gross development wells, of which 12 were on the conventional shelf and one was on the deep shelf. Eight of the 10 exploration wells and two of the three development wells were successful. We operate five of the eight successful exploratory wells.

The level of our investment in oil and gas properties changes from time to time depending on numerous factors, including the prices of oil and natural gas, acquisition opportunities and the results of our exploration and development activities. For the year ended December 31, 2009, our capital expenditures for oil and natural gas properties and equipment of $276.1 million included $90.6 million for exploration activities, $162.1 million for development activities and $23.4 million for seismic, capitalized interest and other leasehold costs.

Development Drilling

The following sets forth information relating to our development wells drilled over the past three fiscal years.

	Year Ended December 31,		
	2009	2008	2007
Gross Wells:			
Productive	2	2	2
Non-productive	1	—	—
	3	2	2
Net Wells:			
Productive	1.7	1.7	1.1
Non-productive	0.5	—	—
	2.2	1.7	1.1

Our success rates related to our gross development wells drilled during the years ended December 31, 2009, 2008 and 2007 were 67%, 100% and 100%, respectively.

Exploration Drilling

The following sets forth information relating to our exploration drilling over the past three fiscal years.

	Year Ended December 31,		
	2009	2008	2007
Gross Wells:			
Productive	8	18	6
Non-productive	2	6	1
	10	24	7
Net Wells:			
Productive	5.9	12.3	4.2
Non-productive	1.3	4.4	0.7
	7.2	16.7	4.9

Our success rates related to our gross exploration wells drilled during the years ended December 31, 2009, 2008 and 2007 were 80%, 75% and 86%, respectively.

Current Drilling Activity

During the period beginning January 1, 2010 and ending February 24, 2010, we participated in the drilling of one gross (1.0 net) unsuccessful exploratory well. We were in the process of drilling one gross (1.0 net) exploratory well as of February 24, 2010.

Item 3. *Legal Proceedings*

From time to time, we are party to litigation or other legal and administrative proceedings that we consider to be a part of the ordinary course of our business. Currently, we are not involved in any legal proceedings nor are we party to any pending or threatened claims that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on our financial condition, cash flow or results of operations.

Item 4. *Reserved*

Item 4A. *Executive Officers of the Registrant*

The following lists our executive officers:

Name	Age	Position
Tracy W. Krohn	55	Founder, Chairman, Director and Chief Executive Officer
J.F. Freel	97	Founder, Chairman Emeritus, Director and Secretary
Jamie L. Vazquez	49	President
W. Reid Lea	51	Executive Vice President and Manager of Corporate Development
John D. Gibbons	56	Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Stephen L. Schroeder	47	Senior Vice President and Chief Operating Officer

Tracy W. Krohn has served as Chief Executive Officer since he founded the Company in 1983 and as Chairman since 2004. He also served as President of the Company until September 2008. Mr. Krohn's mother is married to Mr. J.F. Freel.

J.F. Freel has served as a director since our founding in 1983 and Secretary of the Company since 1984. Mr. Freel is married to Mr. Krohn's mother.

Jamie L. Vazquez joined the Company in 1998 as Manager of Land and in 2003 she was named Vice President of Land. In September 2008, Ms. Vazquez was appointed President of the Company.

W. Reid Lea has served as the Company's Executive Vice President and Manager of Corporate Development since September 2005. He joined the Company as Vice President of Finance in 1999 and served as our Chief Financial Officer from 2000 until September 2005.

John D. Gibbons joined the Company in February 2007 as Senior Vice President and Chief Financial Officer. In September 2007, he assumed the additional position of Chief Accounting Officer. Prior to joining the Company, Mr. Gibbons was Senior Vice President and Chief Financial Officer of Westlake Chemical Corporation from March 2006 to February 2007. Prior to joining Westlake, Mr. Gibbons was with Valero Energy Corporation for 23 years, holding positions of increasing responsibility ending as Executive Vice President and Chief Financial Officer.

Stephen L. Schroeder joined the Company in 1998 and served as Production Manager from 1999 until 2005. In 2005, Mr. Schroeder was named Vice President of Production and in July 2006 he was named Senior Vice President and Chief Operating Officer.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed and principally traded on the New York Stock Exchange under the symbol "WTI." The following sets forth, for each of the periods indicated, the high and low sales price of our common stock as reported on the New York Stock Exchange.

	High	Low
2008		
First Quarter	$39.39	$26.41
Second Quarter	59.99	33.40
Third Quarter	59.99	25.20
Fourth Quarter	27.01	9.99
2009		
First Quarter	17.30	4.94
Second Quarter	12.10	5.80
Third Quarter	12.88	7.70
Fourth Quarter	14.87	9.78

As of February 24, 2010, there were 326 registered holders of our common stock.

Dividends

Under the Credit Agreement, we are allowed to pay annual dividends if we are not in default. On July 24, 2008, certain amendments were made to the Credit Agreement, including increasing the annual amount available for dividend distribution or share repurchases to $60.0 million per year from $30.0 million per year. In addition, the indenture governing the Notes contains restrictions on the payment of dividends unless we meet the restricted payment tests in the indenture. See Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources*" and Note 6 to our consolidated financial statements for more information regarding our Credit Agreement and the indenture governing the Notes.

The following reflects the frequency and amounts of all cash dividends declared during the two most recent fiscal years (in thousands, except per share data):

	Aggregate Dividends on Common Stock	Dividend per Share of Common Stock
2008		
First Quarter	$ 2,291	$0.03
Second Quarter	2,291	0.03
Third Quarter	2,291	0.03
Fourth Quarter (1)	20,840	0.27
2009		
First Quarter	2,289	0.03
Second Quarter	2,292	0.03
Third Quarter	2,292	0.03
Fourth Quarter	2,285	0.03

(1) Consists of a special cash dividend of approximately $0.2729 per common share.

With the exception of any special cash dividends, we currently expect that comparable cash dividends will continue to be paid in the future, subject to periodic reviews of the Company's performance by our board of directors. On February 24, 2010, our board of directors declared a cash dividend of $0.03 per common share, payable on March 27, 2010 to shareholders of record on March 12, 2010.

Stock Performance Graph

The graph below shows the cumulative total shareholder return assuming the investment of $100 in our common stock on the date of our initial public offering (January 28, 2005) and the reinvestment of all dividends thereafter. The information contained in the graph below is furnished and not filed, and is not incorporated by reference into any document that incorporates this Annual Report on Form 10-K by reference.



WTI vs. S&P 500/Peer Average
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/28/2005
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
WTI
S&P 500
Peers

Our peer group is comprised of ATP Oil & Gas Corp., Cabot Oil & Gas Corp., Comstock Resources, Inc., Forest Oil Corp., Mariner Energy, Inc., McMoRan Exploration Co., Newfield Exploration Co., Noble Energy, Inc., Plains Exploration & Production Co., Quicksilver Resources Inc., St. Mary Land & Exploration Co., Stone Energy Corp., Venoco, Inc., and Whiting Petroleum Corp.

Issuer Purchases of Equity Securities

In March 2009, we announced by press release a $25 million stock repurchase program, which expired on December 31, 2009. Under the program, shares could be purchased from time to time at prevailing prices in the open market, in block transactions, in privately negotiated transactions or accelerated share repurchase programs through December 31, 2009, in accordance with Rule 10b-18 under the Exchange Act. During the quarter ended December 31, 2009, we purchased 1,439,687 shares of our common stock for approximately $14.9 million in the open market in accordance with the repurchase program, as set forth in the following table (in millions, except share and per share data):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (1)
November 1, 2009 – November 30, 2009	1,006,372	$10.32	1,006,372	$ 5.4
December 1, 2009 – December 31, 2009	433,315	10.45	433,315	—

(1) During the year ended December 31, 2009, we purchased a total of 2,869,173 shares of our common stock for approximately $24.2 million in the open market in accordance with the repurchase program. Repurchases were funded with cash on hand.

The following table sets forth information about shares delivered by employees during the quarter ended December 31, 2009 to satisfy tax withholding obligations on the vesting of restricted shares.

Period	Total Number of Shares Delivered	Average Price per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
December 1, 2009 – December 31, 2009	182,445	$11.39	N/A	N/A

Item 6. *Selected Financial Data*

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected historical financial information set forth below should be read in conjunction with Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and with our consolidated financial statements and notes to those financial statements included elsewhere in this report.

	Year Ended December 31,				
	2009 (1)	2008	2007	2006 (2)	2005
	(Dollars in thousands, except per share data)				
Consolidated Statement of Income (Loss) Information:					
Revenues:					
Natural gas	$ 204,758	$ 527,352	$ 552,687	$ 427,839	$384,985
Oil	400,658	688,097	560,940	372,509	199,579
Other	5,580	160	122	118	572
Total revenues	610,996	1,215,609	1,113,749	800,466	585,136
Operating costs and expenses:					
Lease operating expenses (3)	203,922	229,747	234,758	113,993	75,732
Production taxes	1,544	8,827	5,921	1,556	712
Gathering and transportation	13,619	15,957	15,526	16,141	11,990
Depreciation, depletion and amortization	308,076	482,464	510,903	325,131	174,771
Asset retirement obligation accretion	34,461	39,312	22,007	12,496	9,062
Impairment of oil and natural gas properties (4)	218,871	1,182,758	—	—	—
General and administrative expenses (5)(6)	42,990	47,225	38,853	37,778	24,444
Derivative loss (gain) (7)	7,372	16,464	36,532	(24,244)	—
Total costs and expenses	830,855	2,022,754	864,500	482,851	296,711
Operating income (loss)	(219,859)	(807,145)	249,249	317,615	288,425
Interest expense, net of amounts capitalized	40,087	34,709	37,088	17,180	1,145
Loss on extinguishment of debt (8)	2,926	—	2,806	—	—
Other income (9)	842	13,372	6,404	5,919	2,746
Income (loss) before income tax expense (benefit)	(262,030)	(828,482)	215,759	306,354	290,026
Income tax expense (benefit)	(74,111)	(269,663)	71,459	107,250	101,003
Net income (loss)	$(187,919)	$ (558,819)	$ 144,300	$ 199,104	$189,023
Earnings (loss) per common share (10)					
Basic	$ (2.51)	$ (7.36)	$ 1.89	$ 2.83	$ 2.91
Diluted	(2.51)	(7.36)	1.89	2.83	2.87
Dividends on common stock (11)	9,158	27,713	39,146	8,522	5,938
Cash dividends per common share (11)	0.12	0.36	0.51	0.12	0.09
Consolidated Cash Flow Information:					
Net cash provided by operating activities	$ 156,266	$ 882,496	$ 688,597	$ 571,589	$444,043
Capital expenditures – oil and natural gas properties	276,134	774,879	361,235	1,650,747	322,984

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Consolidated Balance Sheet Information:					
Cash and cash equivalents	$ 38,187	$ 357,552	$ 314,050	$ 39,235	$ 187,698
Total assets	1,326,833	2,056,186	2,812,204	2,609,685	1,064,520
Long-term debt	450,000	653,172	654,764	684,997	40,000
Shareholders' equity	358,950	572,227	1,151,340	1,042,917	543,383

(1) In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico.

(2) In August 2006, we acquired working interests in approximately 100 oil and natural gas fields on 242 offshore blocks located in the Gulf of Mexico from Kerr-McGee Oil & Gas Corporation ("Kerr-McGee") by merger.

(3) Included in lease operating expenses for the years ended December 31, 2009 and 2008 are hurricane remediation costs of $18.4 million and $17.7 million, respectively, related to Hurricanes Ike and Gustav that were either not yet approved by our insurance underwriters' adjuster or were not covered by insurance. Included in lease operating expenses for the years ended December 31, 2007, 2006 and 2005 are $18.5 million, $0.5 million and $1.6 million, respectively, for hurricane remediation costs that were not covered by insurance.

(4) The carrying amount of our oil and natural gas properties has been written down by $218.9 million as of March 31, 2009 through application of the full cost ceiling limitation as prescribed by the SEC, primarily as a result of lower natural gas prices at March 31, 2009, as compared to December 31, 2008. In December 2008, the carrying amount of our oil and natural gas properties was written down by $1.2 billion through application of the full cost ceiling limitation as prescribed by the SEC, primarily as a result of the significant decline in both oil and natural gas prices as of December 31, 2008. No such write-downs were required during the other years presented.

(5) In December 2004, our board of directors granted an employee bonus to all employees of record on December 31, 2004 (other than our Chief Executive Officer and our Secretary) in amounts equal to their 2004 salaries. The bonus was paid in two installments, on June 1, 2005 and January 3, 2006, to eligible individuals who were still in our employ on those dates. Approximately $2.6 million of expenses related to this bonus are included in general and administrative expenses ("G&A") for 2005.

(6) G&A related to our long-term incentive compensation plans were $6.5 million, $11.6 million, $7.8 million, $8.4 million and $2.3 million in 2009, 2008, 2007, 2006 and 2005, respectively.

(7) In 2009, our derivative loss of $7.4 million included the recognition of realized and unrealized losses of $0.2 million and $5.4 million, respectively, related to our commodity derivative contracts. Also included in 2009 is an unrealized loss of $1.8 million related to our interest rate swap. In 2008, our derivative loss of $16.5 million consisted of a realized loss of $27.4 million related to commodity derivatives offset by a gain of $17.4 million related to a change in the fair value of such derivatives. Also included in 2008 are realized and unrealized losses of $2.6 million and $3.9 million, respectively, related to our interest rate swap that was de-designated as a cash flow hedge during 2007. In 2007, our derivative loss of $36.5 million consisted of an unrealized loss of $34.3 million related to commodity derivatives offset by a realized gain of $1.3 million related such derivatives. Also included in 2007 is an unrealized loss of $3.5 million related to our interest rate swap. In 2006, our derivative gain of $24.2 million consisted of realized and unrealized gains of $10.7 million and $13.5 million, respectively, related to commodity derivative contracts.

(8) In May 2009, we repaid the Tranche B term loan facility in full with borrowings under our revolving loan facility. We incurred a loss of $2.9 million related to the write-off of all the deferred financing costs related to the Tranche B term loan facility and the write-off of a portion of the deferred financing costs related to the revolving loan facility, as well as the incurrence of other incidental costs in connection with the payoff of the Tranche B term loan facility. In June 2007, we used a portion of the proceeds from our private offering of the Notes to prepay the balance outstanding on our Tranche A term loan facility and make a $90.0 million principal payment on our Tranche B term loan facility. We incurred a loss of $2.8 million

related to the write-off of all the deferred financing costs related to the Tranche A term loan facility and a pro-rata portion of the deferred financing costs related to the Tranche B term loan facility.

(9) Consists of interest income.

(10) Earnings (loss) per share data for 2008, 2007, 2006 and 2005 has been calculated and restated retrospectively for comparability to the 2009 presentation. Refer to Note 16 to our consolidated financial statements.

(11) The amount for 2008 includes a special cash dividend of $20.84 million, or approximately $0.2729 per share, that was paid in December 2008. The amount for 2007 includes a special cash dividend of $30.0 million, or approximately $0.39 per share, that was declared in December 2007 and paid in January 2008.

HISTORICAL RESERVE AND OPERATING INFORMATION

The following presents summary information regarding our estimated net proved oil and natural gas reserves and our historical operating data for the years shown below. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC and give no effect to federal or state income taxes. For additional information regarding our reserves, please read Item 1 "*Business*" and Item 2 "*Properties.*" The selected historical operating data set forth below should be read in conjunction with Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and with our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this report.

	December 31,				
	2009	2008	2007	2006	2005
Reserve Data:					
Estimated net proved reserves (1)(2):					
Natural gas (Bcf)	165.8	227.9	332.8	401.2	215.9
Oil (MMBbls)	34.2	43.9	51.0	55.7	45.9
Total natural gas and oil (Bcfe)	371.0	491.1	638.8	735.2	491.5
Proved developed producing (Bcfe)	162.5	148.6	224.1	225.3	120.1
Proved developed non-producing (Bcfe) (3)	121.0	185.5	171.2	253.6	198.5
Total proved developed (Bcfe)	283.5	334.1	395.3	478.9	318.6
Proved undeveloped (Bcfe)	87.5	157.0	243.5	256.3	172.9
Proved developed reserves as a percentage of proved reserves	76.4%	68.0%	61.9%	65.1%	64.8%
Reserve additions (reductions) (Bcfe):					
Revisions (4)	(25.5)	(157.5)	(18.7)	(13.1)	20.3
Extensions and discoveries	23.4	47.2	48.4	109.3	60.6
Purchases of minerals in place	0.7	60.5	1.4	246.7	14.2
Sales of minerals in place	(23.9)	—	(1.0)	—	—
Production	(94.8)	(97.9)	(126.5)	(99.2)	(71.1)
Net reserve additions (reductions)	(120.1)	(147.7)	(96.4)	243.7	24.0

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Operating Data:					
Net sales:					
Natural gas (Bcf)	51.6	56.1	76.7	60.4	46.5
Oil (MMBbls)	7.2	7.0	8.3	6.5	4.1
Total natural gas and oil (Bcfe) (1)	94.8	97.9	126.5	99.2	71.1
Average daily equivalent sales (MMcfe/d)	259.7	267.5	346.7	271.7	194.7
Average realized sales prices (Unhedged):					
Natural gas ($/Mcf)	$ 3.97	$ 9.40	$ 7.20	$ 7.08	$ 8.27
Oil ($/Bbl)	55.67	98.72	67.58	57.70	48.85
Natural gas equivalent ($/Mcfe)	6.39	12.42	8.80	8.07	8.23
Average realized sales prices (Hedged) (5):					
Natural gas ($/Mcf)	$ 3.96	$ 9.42	$ 7.28	$ 7.23	$ 8.27
Oil ($/Bbl)	55.67	94.67	67.01	57.97	48.85
Natural gas equivalent ($/Mcfe)	6.38	12.14	8.81	8.18	8.23
Average per Mcfe ($/Mcfe):					
Lease operating expenses	$ 2.15	$ 2.35	$ 1.86	$ 1.15	$ 1.07
Gathering and transportation costs	0.14	0.16	0.12	0.16	0.17
Production costs	2.29	2.51	1.98	1.31	1.24
Production taxes	0.02	0.09	0.05	0.02	0.01
Depreciation, depletion, amortization and accretion	3.61	5.33	4.21	3.40	2.59
General and administrative expenses	0.45	0.48	0.31	0.38	0.34
	$ 6.37	$ 8.41	$ 6.55	$ 5.11	$ 4.18
Total number of wells drilled (gross)	13	26	9	34	29
Total number of productive wells drilled (gross)	10	20	8	27	23

(1) Estimated reserves as of December 31, 2009 are based on the unweighted average of first-day-of-the-month commodity prices over the period January 2009 through December 2009 in accordance with current definitions and guidelines set forth by the SEC. Estimated reserves as of December 31, 2008, 2007, 2006 and 2005 are based on end-of-period commodity prices in accordance with the previous definitions and guidelines of the SEC in effect on those respective dates.
(2) One billion cubic feet equivalent (Bcfe), one million cubic feet equivalent (MMcfe) and one thousand cubic feet equivalent (Mcfe) are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids (totals may not add due to rounding).
(3) Approximately 1.7 Bcfe and 53.9 Bcfe of reserves were shut-in at December 31, 2009 and 2008, respectively, because of damage caused by Hurricane Ike in September 2008. Approximately 20.2 Bcfe and 23.5 Bcfe of reserves were shut-in at December 31, 2006 and 2005, respectively, because of Hurricanes Katrina and Rita in 2005. Also, approximately 5.7 Bcfe of reserves were shut-in at December 31, 2006 because of damage to the High Island Pipeline System which occurred in December 2006.
(4) Revisions for 2009 included decreases attributable to the new reserve reporting requirements for oil and natural gas companies enacted by the SEC, which became effective for annual reporting periods ending on or after December 31, 2009. The initial application of these rules resulted in the removal of 23.2 Bcfe of proved undeveloped reserves associated with two of our fields for which our plan of development was not within five years from when the reserves were initially recorded, as required. In addition, positive revisions of 27.5 Bcfe that would have resulted from using end-of-period commodity prices as of December 31, 2009 ($76.00 per barrel for oil and natural gas liquids and $5.79 per MMBtu for natural gas) were offset by 25.1 Bcfe, the impact of which is attributable to the new requirement that oil and natural gas reserves are to be measured using the 12-month average commodity price for each product ($57.65 per barrel for oil and natural gas liquids and $3.87 per MMBtu for natural gas). Also included in the revisions of previous estimates for 2009 are negative revisions of 4.7 Bcfe due to performance. For 2008, negative revisions due to pricing, performance and hurricane damage were 105.0 Bcfe, 42.4 Bcfe and 10.1 Bcfe, respectively.
(5) Data for 2009, 2008, 2007 and 2006 includes the effects of commodity derivative contracts that did not qualify for hedge accounting. We did not have any commodity derivative contracts in place during 2005.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes to those financial statements included elsewhere in this annual report. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report.

Overview

We are an independent oil and natural gas producer focused in the Gulf of Mexico. We have grown through acquisitions, exploitation and exploration and currently hold working interests in approximately 77 producing fields in federal and state waters. We operate wells accounting for approximately 76% of our average daily production. In recent years, we have acquired interests in acreage and wells in the deepwater (more than 500 feet of water) on the outer continental shelf. We have interests in leases covering approximately 0.9 million gross acres (0.6 million net acres) spanning across the outer continental shelf off the coasts of Louisiana, Texas, Mississippi and Alabama. We own interests in approximately 288 structures, 163 of which are located in fields that we operate.

In managing our business, we are concerned primarily with maximizing return on shareholders' equity. To accomplish this primary goal, we focus on profitably increasing production and reserves. We strive to grow our reserves through acquisitions and our drilling programs. We have focused on acquiring properties where we can develop an inventory of drilling prospects that will enable us to continue to add reserves post-acquisition. For example, in January 2008, we closed on the acquisition of an additional interest in Ship Shoal 349 field for $116.6 million in cash. The acquisition increased our working interest in this field to 100% from approximately 59%, and the estimated proved oil and natural gas reserves acquired were 60.5 Bcfe. This acquisition was funded with cash on hand.

Our exploration efforts are balanced between discovering reserves associated with acquisitions and reserves associated with acreage already under lease. Historically, we have financed our exploratory drilling with net cash provided by operating activities. The investment associated with drilling a well and future development of a project principally depends upon the water depth of the well or project, the depth of the well, the complexity of the geological formations involved and whether the well or project can be connected to existing infrastructure or will require additional investment in infrastructure. Deepwater and deep shelf drilling projects can be substantially more capital intensive than those on the conventional shelf. Certain risks are inherent in the oil and natural gas industry and our business, any one of which, if it occurs, can negatively impact our rate of return on shareholders' equity. When projects are extremely capital intensive and involve substantial risk, we generally seek participants to share the risk.

We generally sell our oil and natural gas at the wellhead at current market prices or we transport our production to "pooling points" where it is sold. We are required to pay gathering and transportation costs with respect to a majority of our products. We market our products several different ways depending upon a number of factors, including the availability of purchasers at the wellhead, the availability and cost of pipelines near the well or related production platforms, the availability of third-party processing capacity, market prices, pipeline constraints and operational flexibility.

Our financial condition, cash flow and results of operations are significantly affected by the volume of our oil and natural gas production and the price that we receive for such production. In 2009, our production volume was comprised of approximately 46% oil and 54% natural gas, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. During 2009, we sold an average of approximately 141 MMcf of natural gas per day and approximately 20,000 Bbls of oil per day, or a combined rate of 260 MMcfe per day. Primarily as a result of Hurricane Ike in early September 2008, our production, particularly during the second half of 2008 and the first half of 2009, was negatively affected by downtime experienced by third-party pipelines and processing facilities, and to a lesser extent, by damage to our facilities.

Oil and natural gas prices have been and are expected to remain volatile. During the second half of 2008, the prices of oil and natural gas decreased significantly in response to turmoil in the financial markets and a global economic recession. While oil prices have increased considerably since the end of 2008, natural gas prices remained weak during the majority of 2009, especially compared to our costs per Mcfe, in the wake of decreased demand related to economic conditions, increased supply and increased levels of natural gas in storage. The West Texas Intermediate posted price for oil was $76.00 per barrel at the end of 2009, representing an increase of 85.4% from $41.00 per barrel at the end of 2008. The Henry Hub spot price for natural gas was $5.79 per MMBtu at the end of 2009, representing an increase of 1.4% from $5.71 per MMBtu at the end of 2008. During the year ended December 31, 2009, the average realized sales prices of our oil and natural gas were $55.67 per barrel and $3.97 per Mcf, respectively. Although our average realized sales prices for oil and natural gas were lower in 2009 compared to 2008, the costs of goods and services that we consume in our normal operations remained proportionately high in the first half of 2009 as a result of commitments in 2008, which dramatically reduced our cash flows. Continued lower prices will negatively impact our future oil and natural gas revenues, earnings and liquidity. Declines in oil and natural gas prices after December 31, 2009 could result in ceiling test impairments of the carrying value of our oil and natural gas properties, issues with financial ratio debt compliance, and a reduction of the borrowing base associated with our credit agreement. Such declines may limit the willingness of financial institutions and investors to provide borrowings or capital to us and others in the oil and natural gas industry.

In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico, subject to the terms of the purchase and sale agreements. In connection with these transactions, we reduced our asset retirement obligations by approximately $128.5 million and we received proceeds of approximately $32.2 million.

During the third quarter of 2009, we entered into commodity option contracts and a commodity swap contract to manage our exposure to commodity price risk from sales of oil and natural gas during the fiscal year ended December 31, 2010. In 2009, we recorded realized and unrealized losses of $0.2 million and $5.4 million, respectively, in earnings related to our commodity derivative contracts. In 2008, we recorded a realized loss of $27.4 million related to commodity derivatives offset by a gain of $17.4 million related to a change in the fair value of such derivatives. In 2007, we recorded an unrealized loss of $34.3 million related to commodity derivatives offset by a realized gain of $1.3 million related to such derivatives.

Our operating costs include the expense of operating our wells, platforms and other infrastructure in the Gulf of Mexico and transporting our products to the point of sale. Our operating costs are generally comprised of several components, including direct operating costs, repairs and maintenance, gathering and transportation costs, production taxes, workover costs and ad valorem taxes. Our operating costs depend in part on the type of commodity produced, the level of workover activity and the geographical location of the properties.

In recent years, we began to acquire and build platforms near the outer edge of the continental shelf and began operating wells in the deepwater of the Gulf of Mexico. To the extent we continue our deepwater operations, our operating costs will likely increase. While each field can present operating problems that can add to the costs of operating a field, the production costs of a field are generally directly proportional to the number of production platforms built in the field. As technologies have improved, oil and natural gas can be produced from larger acreage areas using a single platform, which may reduce the operating costs associated with future development projects.

Applicable environmental regulations require us to remove our platforms after production has ceased, to plug and abandon all wells and to remediate any environmental damage our operations may have caused. The costs associated with our asset retirement obligations generally increase as we drill wells in deeper parts of the continental shelf and in the deepwater. We generally do not pre-fund our asset retirement obligations. The liability related to our asset retirement obligations was $348.8 million at December 31, 2009. Inherent in the present value calculation of our liability are numerous estimates, assumptions and judgments, including the ultimate settlement amounts, inflation factors, changes to our credit-adjusted risk-free rate, timing of settlement and changes in the legal, regulatory, environmental and political environments.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Revenues decreased $604.6 million, or 49.7%, to $611.0 million for the year ended December 31, 2009 compared to 2008. Oil revenues decreased $287.4 million, natural gas revenues decreased $322.6 million and other revenues increased $5.4 million compared to 2008. The oil revenue decrease was caused by a 43.6% decrease in the average realized oil price to $55.67 per barrel in 2009 from $98.72 per barrel in 2008, partially offset by a 2.9% increase in sales volumes. The natural gas revenue decrease resulted from a 57.8% decrease in the average realized natural gas price to $3.97 per Mcf in 2009 from $9.40 per Mcf in 2008 and an 8.0% decrease in sales volumes. The sales volume increase for oil is primarily attributable to the startup of production at our Green Canyon 646 field ("Daniel Boone") in September 2009. However, sales volumes for oil and natural gas were negatively affected in 2009 by the continued deferral of production caused by downtime experienced by third party pipelines and processing facilities damaged by Hurricane Ike in 2008, the sale of one of our fields in Louisiana state waters in the second quarter of 2009, the sale of 36 non-core oil and natural gas fields in the fourth quarter of 2009 and natural reservoir declines. During 2009, production of approximately 24 MMcfe per day, on average, remained shut-in due to hurricane damage. Production of approximately 9 MMcfe per day is currently shut-in due to hurricane damage and we expect the majority of this production will be reestablished in the first half of 2010. The increase in other revenues primarily relates to allowable reductions of cash payments for royalties owed to the MMS for transportation of its royalty share of our deepwater production through our subsea pipeline systems.

Lease operating expenses. Lease operating expenses, which include base lease operating expenses, insurance costs, workovers and maintenance on our facilities, decreased to $2.15 per Mcfe in 2009 from $2.35 per Mcfe in 2008. On a nominal basis, lease operating expenses decreased $25.8 million to $203.9 million in

2009 compared to 2008. The decrease is attributable to decreases in base lease operating expenses and facility expenditures of $23.4 million and $10.4 million, respectively. Offsetting these decreases were increases in insurance costs and workovers of $4.0 million and $3.3 million, respectively. The decrease in base lease operating expenses primarily reflects lower overall service and supply costs and the sale of certain non-core properties as described above. The decrease in facility expenditures relates to several projects that were completed in 2008 that did not recur in 2009. Included in lease operating expenses for 2009 and 2008 are $18.4 million and $17.7 million, respectively, of hurricane remediation costs related to Hurricanes Ike and Gustav that were either not yet approved by our insurance underwriters' adjuster or were not covered by insurance. Lease operating expenses will be offset in future periods to the extent that these costs are recovered under our insurance policies.

Production taxes. Production taxes decreased $7.3 million to $1.5 million in 2009 primarily due to the sale of one of our fields in Louisiana state waters in the second quarter of 2009, lower production from fields in state waters of Texas and Louisiana and lower realized prices on sales of our oil and natural gas in 2009. Most of our production is from federal waters, where there are no production taxes.

Gathering and transportation costs. Gathering and transportation costs decreased $2.3 million to $13.6 million in 2009 primarily due to the sale of one of our fields in Louisiana state waters in the second quarter of 2009 and the sale of 36 non-core oil and natural gas fields in the fourth quarter of 2009.

Depreciation, depletion, amortization and accretion. DD&A decreased to $342.5 million in 2009 from $521.8 million in 2008. The decrease is primarily attributable to a lower depreciable base resulting from ceiling test impairments of $1.2 billion and $218.9 million (as adjusted for a revision that is described in Note 19 to our consolidated financial statements) recognized at the end of 2008 and the first quarter of 2009, respectively, and a net reduction of our asset retirement obligations of $134.5 million primarily from the sale of certain assets and revisions to our estimates, partially offset by lower oil and natural gas reserves, compared to 2008. Total proved reserves decreased 120.1 Bcfe to 371.0 Bcfe at December 31, 2009 from 491.1 Bcfe at December 31, 2008, for a net reduction of 24.5%. Approximately 48.3 Bcfe of the reduction in our total proved reserves in 2009 is attributable to the new reserve reporting requirements for oil and natural gas companies enacted by the SEC and the Financial Accounting Standards Board ("FASB"), which became effective for annual reporting periods ending on or after December 31, 2009. As discussed earlier, the reduction in our total proved reserves associated with the new reserve reporting requirements resulted from the use of 12-month average commodity prices instead of end-of-period commodity prices in estimating our quantities of proved oil and natural gas reserves, as well as the removal of certain proved undeveloped reserves associated with two of our fields for which our plan of development was not within five years from when the reserves were initially recorded, as required. The impact on our DD&A for 2009 related to the adoption of the new reserve reporting requirements was an approximate $7.6 million increase in DD&A. On a per Mcfe basis, DD&A was $3.61 for the year ended December 31, 2009, compared to $5.33 for the same period in 2008.

Impairment of oil and natural gas properties. At March 31, 2009, we recorded a ceiling test impairment of our oil and natural gas properties of $218.9 million through application of the full cost ceiling limitation as prescribed by the SEC, primarily as a result of a further decline in natural gas prices at March 31, 2009 as compared to December 31, 2008. In December 2008, the carrying amount of our oil and natural gas properties was written down by $1.2 billion through application of the full cost ceiling limitation, primarily as a result of the significant decline in both oil and natural gas prices as of December 31, 2008. For a more detailed discussion of the ceiling test, refer to "*Critical Accounting Policies – Impairment of oil and natural gas properties*" below.

General and administrative expenses. G&A decreased to $43.0 million for the year ended December 31, 2009 from $47.2 million in the same period of 2008 primarily due to lower incentive compensation and travel expenses, partially offset by reduced overhead charges billed to joint operators. G&A expenses related to our long-term incentive compensation plans were $6.5 million and $11.6 million in the years ended December 31, 2009 and 2008, respectively (see Note 13 to our consolidated financial statements). On a per Mcfe basis, G&A

was $0.45 per Mcfe for the year ended December 31, 2009, compared to $0.48 per Mcfe for the year ended December 31, 2008.

Derivative loss. For the year ended December 31, 2009, our derivative loss of $7.4 million included the recognition of realized and unrealized losses of $0.2 million and $5.4 million, respectively, related to our commodity derivative contracts. Also included in 2009 is an unrealized loss of $1.8 million related to our interest rate swap. For the year ended December 31, 2008, our derivative loss of $16.5 million consisted of a realized loss of $27.4 million related to commodity derivatives offset by a gain of $17.4 million related to a change in the fair value of such derivatives. Also included in 2008 are realized and unrealized losses of $2.6 million and $3.9 million, respectively, related to our interest rate swap that was de-designated as a cash flow hedge during 2007. For additional details about our derivatives, refer to Note 8 to our consolidated financial statements.

Interest expense. Interest expense incurred decreased to $46.7 million for the year ended December 31, 2009 from $54.0 million in the same period of 2008 primarily due to lower interest rates and lower debt outstanding during 2009. During 2009 and 2008, $6.7 million and $19.3 million, respectively, of interest was capitalized to unevaluated oil and gas properties.

Loss on extinguishment of debt. In May 2009, we repaid the Tranche B term loan facility in full with borrowings under our revolving loan facility. During the year ended December 31, 2009, we recorded a loss of $2.9 million related to the write-off of all the deferred financing costs related to the Tranche B term loan facility and the write-off of a portion of the deferred financing costs related to the revolving loan facility, as well as the incurrence of other incidental costs in connection with the payoff of the Tranche B term loan facility.

Other income. Other income, consisting of interest income, decreased to $0.8 million for the year ended December 31, 2009 from $13.4 million in the same period of 2008 mainly due to lower average daily cash balances and a reduction in market interest rates received on invested cash in 2009.

Income tax expense/benefit. An income tax benefit of $74.1 million and $269.7 million was recorded in 2009 and 2008, respectively, primarily as a result of a net operating loss for tax purposes in each of those years. As described above, in 2009 and 2008 we recorded an impairment of our oil and natural gas properties of $218.9 million and $1.2 billion, respectively. On November 6, 2009, the Worker, Homeownership and Business Assistance Act of 2009 was signed into law. A provision of this act provides an election to increase the carryback period for applicable net operating losses up to five years from two years. A tax benefit of $38.4 million was recorded during the fourth quarter of 2009 as a result of this legislation. The effective tax rate of 28.3% for 2009 includes the federal statutory rate of 35.0%, reduced primarily by the effect of a recapture of the deduction attributable to qualified domestic production activities under Section 199 of the Internal Revenue Code related to net operating loss carrybacks, as well as the incremental current period effect of a change in our valuation allowance for our deferred tax assets. The effective rate of 32.5% for 2008 includes the federal statutory rate of 35.0%, reduced primarily by the effect of a valuation allowance for our deferred tax assets.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. Revenues increased $101.9 million, or 9.1%, to $1.2 billion for the year ended December 31, 2008. Oil revenues increased $127.2 million and natural gas revenues decreased $25.3 million. The oil revenue increase was caused by a 46.1% increase in the average realized price to $98.72 per barrel in 2008 from $67.58 per barrel in 2007, partially offset by a 15.7% decrease in sales volumes. The natural gas revenue decrease resulted from a 26.9% decrease in sales volumes, partially offset by a 30.6% increase in the average realized natural gas price to $9.40 per Mcf in 2008 from $7.20 per Mcf in 2007. Sales volumes for oil and natural gas declined in 2008 primarily due to the deferral of production caused by Hurricane Gustav in late August 2008 and Hurricane Ike in early September 2008, partially offset by increases resulting from our successful exploration and development efforts, the acquisition of Apache's interest in Ship Shoal 349 field and several recompletions. Prior to Hurricane Gustav our production was averaging approximately 324 MMcfe per day. After the hurricanes we were almost totally shut-in for about a month, and when production resumed we were producing about 72

MMcfe per day. Following a slow ramp up, our exit rate at the end of 2008 was 221 MMcfe per day. We believe that approximately 21.7 Bcfe of net production was deferred during 2008 as a result of damage caused by Hurricane Ike and, to a lesser extent, by Hurricane Gustav.

Lease operating expenses. Lease operating expenses increased to $2.35 per Mcfe in 2008 from $1.86 per Mcfe in 2007. Lower production volumes during 2008 resulted in an increase in lease operating expenses per Mcfe of $0.54, which was partially offset by a decrease of $0.05 per Mcfe caused by lower lease operating expenses. On a nominal basis, lease operating expenses decreased $5.0 million to $229.8 million in 2008, compared to 2007. The decrease of $5.0 million is attributable to decreases in insurance costs, facility expenditures and hurricane repair costs of $4.2 million, $1.4 million and $0.8 million, respectively, and lower workover expenditures of $6.8 million primarily associated with various non-operated properties. Offsetting these decreases was an increase in base lease operating expenses of $8.2 million. The increase in base lease operating expenses is primarily related to the acquisition of an additional interest in Ship Shoal 349 from Apache, increases in field salaries and incentive compensation and higher fuel costs. Included in lease operating expenses for 2008 are $17.7 million of hurricane remediation costs related to Hurricanes Ike and Gustav that were either not yet approved by our underwriters' adjuster or were not covered by insurance. Lease operating expenses will be offset in future periods to the extent that these costs are recovered under our insurance policies. The 2007 period included $18.5 million of hurricane remediation costs related to Hurricanes Katrina and Rita that were not covered by insurance.

Production taxes. Production taxes increased $2.9 million to $8.8 million in 2008 primarily due to new production from fields in state waters of Texas and Louisiana and higher realized prices on sales of our oil and natural gas. Most of our production is from federal waters, where there are no production taxes.

Gathering and transportation costs. Gathering and transportation costs increased $0.4 million to $16.0 million in 2008 primarily due to an increase in third-party processing fees for the production of natural gas liquids, partially offset by the deferral of production caused by Hurricanes Ike and Gustav.

Depreciation, depletion, amortization and accretion. DD&A decreased to $521.8 million in 2008 from $532.9 million in 2007. The decrease is primarily attributable to lower volumes of oil and natural gas produced in 2008, partially offset by capital expenditures, an increase in our estimated asset retirement obligations of $111.1 million (see Note 2 to our consolidated financial statements) and lower total proved reserves in 2008. Total proved reserves decreased 147.7 Bcfe to 491.1 Bcfe at December 31, 2008 from 638.8 Bcfe at December 31, 2007, a net reduction of 23.1%. This decrease in reserves is largely due to the significant decline in both oil and natural gas prices as of December 31, 2008. On a per Mcfe basis, DD&A was $5.33 for the year ended December 31, 2008, compared to $4.21 for the same period in 2007.

Impairment of oil and natural gas properties. In December 2008, the carrying amount of our oil and natural gas properties was written down by $1.2 billion through application of the full cost ceiling limitation as prescribed by the SEC, primarily as a result of the significant decline in both oil and natural gas prices as of December 31, 2008. For a more detailed discussion of the ceiling test, refer to *Critical Accounting Policies – Impairment of oil and natural gas properties* below.

General and administrative expenses. G&A increased to $47.2 million for the year ended December 31, 2008 from $38.9 million in the same period of 2007 primarily due to an increase in the number of employees and higher salaries and other employee benefits. G&A expenses related to our long-term incentive compensation plans were $11.6 million and $7.8 million in the years ended December 31, 2008 and 2007, respectively (see Note 13 to our consolidated financial statements). On a per Mcfe basis, G&A was $0.48 per Mcfe for the year ended December 31, 2008, compared to $0.31 per Mcfe for the year ended December 31, 2007.

Derivative loss. For the year ended December 31, 2008, our derivative loss of $16.5 million consisted of a realized loss of $27.4 million related to commodity derivatives offset by a gain of $17.4 million related to a change in the fair value of such derivatives. Also included in 2008 are realized and unrealized losses of $2.6

million and $3.9 million, respectively, related to our interest rate swap that was de-designated as a cash flow hedge during 2007. For the year ended December 31, 2007, our derivative loss of $36.5 million consisted of an unrealized loss of $34.3 million related to commodity derivatives offset by a realized gain of $1.3 million related to such derivatives. Also included in 2007 is an unrealized loss of $3.5 million related to our interest rate swap. For additional details about our derivatives, refer to Note 8 to our consolidated financial statements.

Interest expense. Interest expense incurred decreased to $54.0 million for the year ended December 31, 2008 from $62.2 million in the same period of 2007 primarily due to a lower average interest rate and lower debt outstanding during 2008. During 2008 and 2007, $19.3 million and $25.1 million, respectively, of interest was capitalized to unevaluated oil and gas properties.

Other income. Other income, consisting of interest income, increased to $13.4 million for the year ended December 31, 2008 from $6.4 million in the same period of 2007 mainly due to higher average daily cash balances in 2008.

Income tax expense/benefit. An income tax benefit of $269.7 million was recorded in 2008, compared to income tax expense of $71.5 million in 2007. The income tax benefit in 2008 is primarily the result of an impairment of our oil and natural gas properties of $1.2 billion as described above. The effective tax rate of 32.5% for 2008 includes the federal statutory rate of 35.0%, reduced primarily by the effect of a valuation allowance for our deferred tax assets. Our effective tax rate for the year ended December 31, 2007 was 33.1% and is below the statutory rate of 35.0% primarily because of the utilization of the deduction attributable to qualified domestic production activities under Section 199 of the Internal Revenue Code.

Liquidity and Capital Resources

Our primary liquidity needs are to fund capital expenditures to allow us to replace our oil and natural gas reserves, repay outstanding borrowings and make related interest payments and to fund strategic property acquisitions. We have funded our capital expenditures, including acquisitions, with cash on hand, cash provided by operations, securities offerings and bank borrowings. These sources of liquidity have historically been sufficient to fund our ongoing cash requirements.

Cash flow and working capital. Net cash provided by operating activities for the year ended December 31, 2009 was $156.3 million, compared to $882.5 million for 2008. Net cash used in investing activities totaled $237.7 million and $773.9 million during 2009 and 2008, respectively, which primarily represents our investment in oil and natural gas properties. At December 31, 2009, we had a cash balance of $38.2 million and we had $404.8 million of undrawn capacity available under the revolving portion of the Credit Agreement. Under the terms of the Credit Agreement, we are subject to various financial covenants calculated as of the last day of each fiscal quarter. As of December 31, 2009, we were in compliance with such financial covenants. See "*–Long-term debt*" and Note 6 to our consolidated financial statements for more information regarding our Credit Agreement. We believe that cash provided by operations, borrowings available under our revolving loan facility and other external sources of liquidity should be sufficient to fund our ongoing cash requirements.

Net cash provided by operating activities decreased in 2009 compared to 2008 due to several factors. In 2009, net cash provided by operating activities was unfavorably impacted by a $5.76 per Mcfe, or 47%, decrease in our average realized sales price for our oil and natural gas production, lower sales volumes of natural gas, lower interest income and decreases in working capital, compared to 2008. Offsetting these unfavorable factors were decreases in lease operating expenses, production taxes, gathering and transportation costs, general and administrative expenses, interest expense incurred and realized losses on settlements of our derivative contracts. Net cash provided by operating activities increased in 2008 compared to 2007 due to increases in the average prices we realized on sales of our oil and natural gas, lower interest expense incurred and higher interest income. Offsetting these favorable factors were lower volumes of oil and natural gas sold, higher realized losses on settlements of our derivative contracts and higher general and administrative expenses in 2008 as compared to 2007.

While oil prices have increased considerably since the end of 2008, natural gas prices remained weak during the majority of 2009, especially compared to our costs per Mcfe, in the wake of decreased demand related to economic conditions, increased supply and increased levels of natural gas in storage. The West Texas Intermediate posted price for oil was $76.00 per barrel at the end of 2009, representing an increase of 85.4% from $41.00 per barrel at the end of 2008. The Henry Hub spot price for natural gas was $5.79 per MMBtu at the end of 2009, representing an increase of 1.4% from $5.71 per MMBtu at the end of 2008. During the year ended December 31, 2009, the average realized sales prices of our oil and natural gas were $55.67 per barrel and $3.97 per Mcf, respectively. Although our average realized sales prices for oil and natural gas were lower in 2009 compared to 2008, the costs of goods and services that we consume in our normal operations remained proportionately high in the first half of 2009 as a result of commitments in 2008, which dramatically reduced our cash flows.

As a result of Hurricanes Ike and Gustav, our production was negatively affected in the fourth quarter of 2008 and the first half of 2009 by the downtime experienced by third-party pipelines and processing facilities and, to a lesser extent, by damage to our facilities. Prior to Hurricane Gustav in late August 2008, our production was averaging approximately 324 MMcfe per day. During the fourth quarter of 2008, our production averaged approximately 176 MMcfe per day, and during the first half of 2009 our production averaged approximately 255 MMcfe per day. For the year ended December 31, 2009, our production averaged approximately 260 MMcfe per day. In 2009, our oil sales volumes increased from 2008 levels primarily due to the startup of production at our Green Canyon 646 field ("Daniel Boone") in September 2009. However, sales volumes for oil and natural gas were negatively affected in 2009 by the continued deferral of production caused by downtime experienced by third party pipelines and processing facilities damaged by Hurricane Ike in 2008, the sale of one of our fields in Louisiana state waters in the second quarter of 2009, the sale of 36 non-core oil and natural gas fields in the fourth quarter of 2009 and natural reservoir declines. During 2009, production of approximately 24 MMcfe per day, on average, remained shut-in due to hurricane damage. Production of approximately 9 MMcfe per day is currently shut-in due to hurricane damage and we expect the majority of this production will be reestablished in the first half of 2010.

From time to time, we use various derivative instruments to manage our exposure to commodity price risk from sales of oil and natural gas and interest rate risk from floating interest rates on our credit facility. In the third quarter of 2009, we entered into commodity swap and option contracts relating to approximately 20 Bcfe of our anticipated production in 2010. For additional details about our derivatives, refer to Item 7A "*Quantitative and Qualitative Disclosures About Market Risk*" and Note 8 to our consolidated financial statements.

Disruptions in the Capital Markets and Impact on Liquidity. Although there have been significant disruptions in the U.S. and global capital markets, we have not experienced any disruptions to our liquidity. During the first quarter of 2009, we made a principal payment of $0.8 million on our Tranche B term loan facility. In May 2009, the Company paid in full the Tranche B term loan facility outstanding balance of $204.75 million, plus accrued and unpaid interest of $0.7 million, with borrowings under the revolving loan facility. In June 2009, we repaid $62.9 million of borrowings under the revolving loan facility, and in December 2009, we repaid the remaining amount outstanding under the revolving loan facility of $142.5 million. Both of these debt repayments were funded with cash on hand. At December 31, 2009, our cash on hand was $38.2 million and we had $404.8 million of undrawn capacity under our revolving loan facility, which matures in 2012.

Availability under the Credit Agreement is subject to a semi-annual borrowing base redetermination set at the discretion of our lenders. The amount of the borrowing base is calculated by our lenders based on their valuation of our proved reserves and their own internal criteria. In April 2009, our lenders reduced the borrowing base from $710 million to $405.5 million. In November 2009, our borrowing base of $405.5 million was reaffirmed by our lenders. Sixteen lenders participate in our revolving loan facility and we do not anticipate any of them being unable to satisfy their obligations under the Credit Agreement. We do not anticipate any immediate need for access to the capital markets. However, because of various factors, including our credit rating and our reserve and production profile, it could be difficult and/or expensive to obtain debt or equity capital funding at sufficient levels in the future. We expect the next borrowing base redetermination to be finalized in April 2010.

Hurricane Remediation and Insurance Claims. During the third quarter of 2008, Hurricane Ike, and to a much lesser extent Hurricane Gustav, caused property damage and disruptions to our exploration and production activities. We currently have insurance coverage for named windstorms but we do not carry business interruption insurance. Our insurance policies in effect on the occurrence dates of Hurricanes Ike and Gustav had a retention of $10 million per occurrence that must be satisfied by us before we are indemnified for losses. In the fourth quarter of 2008, we satisfied our $10 million retention requirement for Hurricane Ike in connection with two platforms that were toppled and were deemed total losses. Our insurance coverage policy limits at the time of Hurricane Ike were $150 million for property damage due to named windstorms (excluding certain damage incurred at our marginal facilities) and $250 million for, among other things, removal of wreckage if mandated by any governmental authority. The damage we incurred as a result of Hurricane Gustav was well below our retention amount.

For a summary of remediation costs related to Hurricanes Ike and Gustav that were included in lease operating expenses during the years ended December 31, 2009 and 2008, refer to Note 12 to our consolidated financial statements. Lease operating expenses will be offset in future periods to the extent that such costs are recovered under our insurance policies. As discussed in further detail below, included in lease operating expenses for the year ended December 31, 2007 is $18.5 million for remediation costs related to Hurricanes Katrina and Rita that were not covered by insurance.

We recognize insurance receivables with respect to capital, repair and plugging and abandonment costs as a result of hurricane damage when we deem those to be probable of collection. Our assessment of probability considers the review and approval of such costs by our insurance underwriters' adjuster. Claims that have been processed in this manner have been paid on a timely basis.

To the extent our insurance underwriters' adjuster has reviewed work plans and other information provided by us in connection with our plugging and abandonment activities scheduled to be completed and that were accelerated by Hurricane Ike, and has indicated that our insurance policies provide coverage for such costs and they are within policy limits, we have recognized an insurance receivable. See Note 2 to our consolidated financial statements for additional information about the impact of Hurricane Ike on our asset retirement obligations.

At December 31, 2009, $1.3 million of remediation costs and $29.2 million related to the plugging and abandonment of wells and dismantlement of facilities damaged by Hurricane Ike are included in insurance receivables. Refer to Note 12 to our consolidated financial statements for a reconciliation of our insurance receivables from December 31, 2008 to December 31, 2009. We expect that our available cash and cash equivalents, cash flow from operations and the availability under our credit facility will be sufficient to meet any necessary expenditures that may exceed our insurance coverage for damages incurred as a result of Hurricanes Ike and Gustav.

Due to increased insurance claims in recent years associated with hurricanes in the Gulf of Mexico and continuing restrictions in the capital markets, property damage and well control insurance coverage has become more limited and the cost of such coverage has increased. In June 2009, we renewed our insurance policies covering well control and hurricane damage at a cost of approximately $35 million. The current policy limits for well control and hurricane damage are $100 million and $85 million, respectively, with an additional $100 million for well control and hurricane damage on our Ship Shoal 349 field. A retention of $35 million per occurrence must be satisfied by us before we are indemnified for losses, and certain properties we have deemed as non-core are not covered for hurricane damage. However, properties representing approximately 89.3% of our PV-10 value at December 31, 2009 (before estimated asset retirement obligations) are covered under our new insurance policies for hurricane damage. Our insurers may not continue to offer this type and level of coverage to us, or our costs may increase substantially as a result of increased premiums and the increased risk of uninsured losses that may have been previously insured, all of which could have a material adverse effect on our financial condition and results of operations. We are also exposed to the possibility that in the future we will be unable to buy insurance at any price or that if we do have a claim, the insurance companies will not pay our claim.

However, we are not aware of any financial issues related to any of our insurance underwriters that would affect their ability to pay claims. On May 1, 2009, we renewed our general and excess liability insurance policies.

In March 2007, we entered into agreements with our insurance underwriters to settle all claims related to Hurricanes Katrina and Rita, as well as a claim to recover drilling costs on a well at Green Canyon 82 that experienced uncontrollable water flow in the second quarter of 2006. After adjustments for applicable deductibles and reimbursements of $21.9 million received in 2006 and $4.8 million received in February 2007, the Company received proceeds of $73.3 million in March 2007. Total reimbursements of $78.1 million received in the first quarter of 2007 exceeded our insurance receivables at December 31, 2006 by $2.9 million. Such amount was used to offset a portion of our hurricane remediation costs incurred in 2007, which totaled $25.2 million. In the third quarter of 2007, we recovered $3.8 million under the insurance policy of one of our partners, which also offset a portion of our hurricane remediation costs incurred in 2007. Included in lease operating expenses for the year ended December 31, 2007 is $18.5 million for hurricane remediation expenses that were not covered by insurance.

Capital expenditures. The level of our investment in oil and natural gas properties changes from time to time depending on numerous factors, including the prices of oil and natural gas, acquisition opportunities and the results of our exploration and development activities. For the year ended December 31, 2009, our capital expenditures for oil and natural gas properties and equipment of $276.1 million included $90.6 million for exploration activities, $162.1 million for development activities and $23.4 million for seismic, capitalized interest and other leasehold costs. Our development and exploration capital expenditures consisted of $202.2 million on the conventional shelf and other projects, $45.9 million in the deepwater and $4.6 million on the deep shelf. Our capital expenditures for the year ended December 31, 2009 were financed by net cash from operating activities and cash on hand.

During 2009, we participated in the drilling of 10 gross exploratory wells and three gross development wells, of which 12 were on the conventional shelf and one was on the deep shelf. Two of the development wells were successful and eight of the exploratory wells were successful. We operate five of the eight successful exploratory wells.

During 2008, our oil and natural gas investments totaled $774.9 million, including drilling 24 gross exploratory wells and two gross development wells. During 2007, we invested $361.2 million in oil and natural gas properties, including the drilling of seven gross exploratory wells and two gross development wells. The wells we drilled over the past three years have tended to be deeper or were more technologically challenging than our past drilling projects and, consequently, have been more expensive to drill.

Our total capital expenditure budget for 2010 is $450 million. We anticipate fully funding our 2010 capital budget with internally generated cash flow and cash on hand. The budget includes seven conventional shelf exploration wells and other capital items such as well recompletions, facilities capital, seismic and leasehold items. At this time, we anticipate these capital expenditures will cost approximately $150 million. The balance of the $450 million budget will be allocated to acquisitions, additional drilling opportunities from the company's prospect inventory and/or new joint ventures offshore (on the shelf and in the deepwater) and onshore. Our 2010 capital budget is subject to change as conditions warrant. We are determined to remain as flexible as possible and believe this strategy holds the best promise for value creation and growth.

Periodically, we sell oil and gas properties that we identify as non-core, which we define as either having limited exploration or exploitation potential or that are not expected to yield our desired return on equity when abandonment costs are considered. In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico, subject to the terms of the purchase and sale agreements. In connection with these transactions, we reduced our asset retirement obligations by approximately $128.5 million and we received proceeds of approximately $32.2 million.

Long-term debt. The Credit Agreement is a secured facility that is collateralized by our oil and natural gas properties. Availability under the Credit Agreement is subject to a semi-annual borrowing base redetermination set at the discretion of our lenders. The amount of the borrowing base is calculated by our lenders based on their valuation of our proved reserves and their own internal criteria. In April 2009, our lenders reduced the borrowing base from $710.0 million to $405.5 million. In November 2009, our borrowing base of $405.5 million was reaffirmed by our lenders. Any determination by our lenders to reduce our borrowing base will cause a similar reduction in the availability under our revolving loan facility.

In June 2007, the Company used proceeds from the Notes to pay in full the Tranche A term loan facility outstanding balance of $50.0 million and to make a payment of $90.0 million on the Tranche B term loan facility balance outstanding. The Company also used proceeds from the Notes to pay the revolving loan facility balance then outstanding of $271.0 million. During the year ended December 31, 2007, we recorded a loss of $2.8 million related to the write-off of all the deferred financing costs related to the Tranche A term loan facility and a pro-rata portion of the deferred financing costs related to the Tranche B term loan facility.

On July 24, 2008, certain amendments were made to the Credit Agreement, including an amendment to extend the maturity of the revolving loan facility under the Credit Agreement to July 23, 2012 and increase the interest margin. Other amendments have subsequently been made to the Credit Agreement, including amendments related to share repurchases, dividends and interest margins.

During the first quarter of 2009, we made a principal payment of $0.8 million on our Tranche B term loan facility. In May 2009, the Company paid in full the Tranche B term loan facility outstanding balance of $204.75 million, plus accrued and unpaid interest of $0.7 million, with borrowings under the revolving loan facility. In June 2009, we repaid $62.9 million of borrowings under the revolving loan facility, and in December 2009, we repaid the remaining amount outstanding under the revolving loan facility of $142.5 million. Both of these debt repayments were funded with cash on hand. During the year ended December 31, 2009, we recorded a loss of $2.9 million related to the write-off of all the deferred financing costs related to the Tranche B term loan facility and the write-off of a portion of the deferred financing costs related to the revolving loan facility, as well as the incurrence of other incidental costs in connection with the payoff of the Tranche B term loan facility. The Credit Agreement provides for the availability of letters of credit for up to $90.0 million, provided however, that its usage is subject to availability under the revolving loan. At December 31, 2009, we had $0.7 million of letters of credit outstanding and our remaining availability under the revolving loan facility was $404.8 million. Borrowings outstanding under the Notes were $450.0 million at December 31, 2009, all of which are classified as long-term. We currently have no repayments of debt due until June 2014. In January 2010, we borrowed $142.5 million under our revolving loan facility. For additional details about our long-term debt, see Note 6 to our consolidated financial statements.

Effective May 4, 2009, borrowings under the revolving loan facility bear interest at either (1) the highest of the Prime Rate, the Federal Funds Rate plus 0.50%, or the one-month Eurodollar Rate plus 1.0%, plus a margin which varies from 0.75% to 1.75% depending on the level of total borrowings under the Credit Agreement, or (2) to the extent the loan outstanding is designated as a Eurodollar loan, at the London Interbank Offered Rate ("LIBOR") plus a margin that varies from 2.0% to 3.0% depending on the level of total borrowings under the Credit Agreement. The Credit Agreement also bears an unused commitment fee of 0.50%. The estimated effective interest rate on the revolving loan facility, including unused commitment fees and amortization of deferred financing costs, was 4.8% during the year ended December 31, 2009.

The Credit Agreement contains covenants that restrict the payment of cash dividends and share repurchases (currently limited to $60.0 million per year), borrowings other than from the facilities, sales of assets, loans to others, investments, merger activity, hedging contracts, liens and certain other transactions without the prior consent of the lenders. We are subject to various financial covenants calculated as of the last day of each fiscal quarter, including a minimum current ratio and a maximum leverage ratio, as such ratios are defined in the Credit Agreement. In connection with the April 2009 borrowing base redetermination, we amended the maximum leverage ratio, which is the ratio of total debt to EBITDA (as those terms are defined in the Credit Agreement), to be 3.75 to 1 for the four quarters ended September 30, 2009, 3.50 to 1 for the four quarters ended December 31, 2009, 3.25 to 1 for the four quarters ended March 31, 2010 and 3.00 to 1 thereafter. We were in compliance with all applicable covenants of the Credit Agreement as of December 31, 2009.

During the year ended December 31, 2008, we made principal payments of $3.0 million under our Credit Agreement. During the year ended December 31, 2007, we borrowed and repaid $458.0 million and $946.5 million, respectively, under our Credit Agreement and we issued $450.0 million of Notes.

Asset retirement obligations. Each year (or more often if conditions warrant) we review, and to the extent necessary, revise our asset retirement obligation estimates. During 2008 we revised our estimate of the cost to decommission our sub-sea wells and made other changes to the estimated timing and amounts of settlements. In addition, we increased our estimated liabilities for decommissioning platforms that were damaged by Hurricane Ike. In 2009, we reduced our asset retirement obligations by $99.1 million for work performed to settle our liabilities (including $51.9 million to plug and abandon wells and facilities damaged by Hurricane Ike) and by $128.5 million for asset dispositions. In addition, we decreased our estimates of future asset retirement obligations by $96.5 million, a portion of which relates to useful life extensions while the remainder primarily relates to recent cost reductions we experienced in the marketplace for decommissioning, site clearance and removal of certain of our operated structures and pipelines. Conversely, our estimated asset retirement obligations increased by $12.8 million related to additional interests we acquired in certain fields during the fourth quarter of 2009 and by $77.2 million, the majority of which relates to revised estimates for the dismantlement of two operated platforms that were toppled during Hurricane Ike and the plugging and abandonment of the associated wells. The remainder of the increase relates to revised estimates related to other wells and facilities damaged by such storm.

Contractual obligations. The following summarizes our significant contractual obligations by maturity as of December 31, 2009. At December 31, 2009, we had no capital leases or long-term contracts for drilling rigs or equipment.

	Payments Due by Period at December 31, 2009				
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(Dollars in millions)				
Long-term debt – principal	$ 450.0	$ —	$ —	$450.0	$ —
Long-term debt – interest (1)	167.1	37.1	74.3	55.7	—
Drilling rigs	20.4	20.4	—	—	—
Operating leases	4.4	2.0	2.3	0.1	—
Asset retirement obligations	348.8	117.4	28.1	56.5	146.8
Derivatives	9.9	9.9	—	—	—
Other liabilities	2.4	—	2.4	—	—
	$1,003.0	$186.8	$107.1	$562.3	$146.8

(1) Includes interest on our Notes, which bear interest at a fixed rate of 8.25%. Interest was calculated through the stated maturity date of the related debt.

Inflation and Seasonality

Inflation. While we benefited from a general increase in our realized sales prices for oil and natural gas for several years until July 2008, the cost of goods and services that we depend on to execute our drilling program and operate our properties also increased significantly. During the second half of 2008, the prices of oil and natural gas decreased significantly in response to turmoil in the financial markets and a global economic recession, without a corresponding decrease in our costs for goods and services. As a result, our operating margins and profitability decreased significantly in the second half of 2008. In the second half of 2009, oil prices increased considerably and we experienced reductions in our costs for goods and services, resulting in improvements to our operating margins and profitability. However, natural gas prices remained weak during the majority of 2009 and our operating margins and profitability have not recovered to their historical levels. Unless another economic collapse occurs, in 2010 we expect the costs for goods and services to continue to increase while the demand for oil and natural gas should remain at or above current levels.

Seasonality. Generally, the demand for and price of natural gas increases during the winter months and decreases during the summer months. However, these seasonal fluctuations are somewhat reduced because during the summer, pipeline companies, utilities, local distribution companies and industrial users purchase and place into storage facilities a portion of their anticipated winter requirements of natural gas. Crude oil is also impacted by generally higher prices during winter months. Seasonal weather changes affect our operations. Tropical storms and hurricanes occur in the Gulf of Mexico during the summer and fall, which require us to evacuate personnel and shut-in production until these storms subside. Also, periodic storms during the winter often impede our ability to safely load, unload and transport personnel and equipment, which delays the installation of production facilities, thereby delaying sales of our oil and natural gas.

Critical Accounting Policies

This discussion of financial condition and results of operations is based upon the information reported in our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates. Our significant accounting policies are detailed in Note 1 to our consolidated financial statements. We have outlined below certain accounting policies that are of particular importance to the presentation of our financial position and results of operations and require the application of significant judgment or estimates by our management.

Revenue recognition. We recognize oil and natural gas revenues based on the quantities of our production sold to purchasers under short-term contracts (less than 12 months) at market prices when delivery has occurred, title has transferred and collection is reasonably assured. We use the sales method of accounting for oil and natural gas revenues from properties in which there is joint ownership. Under this method, we record oil and natural gas revenues based upon physical deliveries to our customers, which can be different from our net revenue ownership interest in field production. These differences create imbalances that we recognize as a liability only when the estimated remaining recoverable reserves of a property will not be sufficient to enable the under-produced party to recoup its entitled share through production. We do not record receivables for those properties in which the Company has taken less than its ownership share of production. At December 31, 2009 and 2008, $6.5 million and $7.0 million, respectively, was included in current liabilities related to natural gas imbalances.

Full-cost accounting. We account for our investments in oil and natural gas properties using the full-cost method of accounting. Under this method, all costs associated with the acquisition, exploration, development and abandonment of oil and gas properties are capitalized. Capitalization of geological and geophysical costs, certain employee costs and G&A expenses related to these activities is permitted. We capitalize external geological and geophysical costs, which mainly consist of seismic costs. We expensed approximately $4.1 million, $4.7 million and $4.1 million in geological and geophysical administrative costs during 2009, 2008 and 2007, respectively.

We amortize our investment in oil and natural gas properties, capitalized asset retirement obligations and future development costs (including asset retirement obligations of wells to be drilled) through DD&A, using the units of production method. The cost of unproved properties related to significant acquisitions are excluded from the amortization base until it is determined that proved reserves can be assigned to such properties or until such time as the Company has made an evaluation that impairment has occurred. The costs of drilling non-commercial exploratory wells are included in the amortization base immediately upon determination that such wells are non-commercial. Total unproved properties excluded from amortization at December 31, 2009 and 2008 were $77.3 million and $99.1 million, respectively.

We capitalize interest on expenditures made in connection with the exploration and development of unproved properties that are excluded from the amortization base. Interest is capitalized only for the period that exploration and development activities are in progress. We capitalized $6.7 million, $19.3 million and $25.1 million of interest expense during the years ended December 31, 2009, 2008 and 2007, respectively.

Under the full-cost method, sales of oil and natural gas properties are accounted for as adjustments to capitalized costs with no gain or loss recognized unless an adjustment would significantly alter the relationship between capitalized costs and the value of proved reserves.

Our financial position and results of operations could have been significantly different had we used the successful-efforts method of accounting for our oil and natural gas investments. GAAP allows successful-efforts accounting as an alternative method to full-cost accounting. The primary difference between the two methods is in the treatment of exploration costs, including geological and geophysical costs, and in the resulting computation of DD&A. Under the full-cost method, which we follow, exploratory costs are capitalized, while under successful-efforts, the cost associated with unsuccessful exploration activities and all geological and geophysical costs are expensed. In following the full-cost method, we calculate DD&A based on a single pool for all of our oil and natural gas properties, while the successful-efforts method utilizes cost centers represented by individual properties, fields or reserves. Typically, the application of the full-cost method of accounting for oil and natural gas properties results in higher capitalized costs and higher DD&A rates, compared to similar companies applying the successful efforts method of accounting.

Impairment of oil and natural gas properties. Under the full cost method of accounting, we are required to periodically perform a "ceiling test," which determines a limit on the book value of our oil and natural gas properties. If the net capitalized cost of oil and natural gas properties (including capitalized asset retirement obligations), net of related deferred income taxes, exceeds the present value of estimated future net revenues from proved reserves discounted at 10%, plus the cost of unproved oil and natural gas properties not being amortized, plus the lower of cost or estimated fair value of unproved oil and natural gas properties included in the amortization base, net of related tax effects, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization. Any such write downs are not recoverable or reversible in future periods. Estimated future net revenues used in the ceiling test as of December 31, 2009 are based on the unweighted average of first-day-of-the-month commodity prices over the period January 2009 through December 2009 and exclude future cash outflows related to capitalized asset retirement obligations and include future development costs and asset retirement obligations related to wells to be drilled. Primarily as a result of the significant decline in both oil and natural gas prices as of December 31, 2008, we recorded a ceiling test impairment at December 31, 2008 of $1.2 billion. At March 31, 2009, we recorded an additional ceiling test impairment of $218.9 million primarily as a result of a further decline in natural gas prices at March 31, 2009 as compared to December 31, 2008. Declines in oil and natural gas prices after December 31, 2009 may require us to record additional ceiling test impairments in the future. We did not have a ceiling test impairment during the year ended December 31, 2007.

Oil and natural gas reserve quantities. Reserve quantities and the related estimates of future net cash flows affect our periodic calculations of depletion and impairment of our oil and natural gas properties. We make changes to depletion rates and impairment calculations in the same period that changes to our reserve estimates are made. Our proved reserve information as of December 31, 2009 included in this Annual Report on Form 10-K was estimated by our independent petroleum consultant, Netherland, Sewell & Associates, Inc., in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC. The accuracy of our reserve estimates is a function of:

- the quality and quantity of available data and the engineering and geological interpretation of that data;
- estimates regarding the amount and timing of future operating costs, severance taxes, development costs and workovers, all of which may vary considerably from actual results;

- the accuracy of various mandated economic assumptions such as the future prices of oil and natural gas; and
- the judgment of the persons preparing the estimates.

Because these estimates depend on many assumptions, any or all of which may differ substantially from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered.

In December 2008, the SEC issued its final rule on the Modernization of Oil and Gas Reporting, which is effective for annual reporting periods ending on or after December 31, 2009. For additional information about our proved reserves and the impact of the new rules on our accounting and disclosure, refer to Item 2 "*Properties – Proved Reserves*" and Notes 1 and 20 to our consolidated financial statements.

Asset retirement obligations. We have significant obligations to remove our platforms, pipelines, facilities and equipment and restore the land or seabed at the end of oil and natural gas production operations. These obligations are primarily associated with plugging and abandoning wells, removing pipelines, removing and disposing of offshore platforms and site clean up. Estimating the future restoration and removal cost is difficult and requires us to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations, which can substantially affect our estimates of these future costs from period to period. Pursuant to the *Asset Retirement and Environmental Obligations* Topic of the FASB Accounting Standards Codification (the "Codification"), we are required to record a separate liability for the discounted present value of our asset retirement obligations, with an offsetting increase to the related oil and natural gas properties on our balance sheet.

Inherent in the present value calculation of our liability are numerous estimates, assumptions and judgments, including the ultimate settlement amounts, inflation factors, changes to our credit-adjusted risk-free rate, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of our existing abandonment liability, we will make corresponding adjustments to our oil and natural gas property balance. In addition, increases in the discounted abandonment liability resulting from the passage of time will be reflected as accretion expense in our consolidated statement of income.

Fair value measurements. Effective January 1, 2008, we adopted the provisions of the *Fair Value Measurements and Disclosures* Topic of the Codification on a prospective basis for all of our financial assets and liabilities that are required to be measured at fair value. In February 2008, the FASB granted a one-year deferral of the provisions of this Topic for certain non-financial assets and liabilities, and accordingly, asset retirement obligations incurred after December 31, 2008 are initially measured at fair value in accordance with the *Fair Value Measurements and Disclosures* Topic of the Codification. The adoption of the provisions of this Topic did not have a material impact on our financial statements.

We measure the fair value of our derivative financial instruments by applying the income approach, using inputs that are derived principally from observable market data. The estimated fair value of the Notes, as disclosed in the notes to our consolidated financial statements, is based on quoted prices.

Income taxes. We provide for income taxes in accordance with the *Income Taxes* Topic of the Codification, which requires the use of the liability method of computing deferred income taxes, whereby deferred income taxes are recognized for the future tax consequences of the differences between the tax basis of assets and liabilities and the carrying amount in our financial statements required by GAAP. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Because our tax returns are filed after the financial statements are prepared, estimates are required in valuing tax assets and liabilities. We record adjustments to reflect actual taxes paid in the period we complete our tax returns. In assessing the need for a valuation allowance on our deferred tax assets, we consider whether it is more likely than not that some portion or all of them will not be realized.

We recognize uncertain tax positions in our financial statements when it is more likely than not that we will sustain the benefit taken or expected to be taken. When applicable, we recognize interest and penalties related to uncertain tax positions in income tax expense.

Share-based compensation. In accordance with the *Compensation – Stock Compensation* Topic of the Codification, we recognize compensation cost for share-based payments to employees and non-employee directors over the period during which the recipient is required to provide service in exchange for the award, based on the fair value of the equity instrument on the date of the grant.

New Accounting Policies and Pronouncements

In January 2010, the FASB issued certain amendments to the *Extractive Activities – Oil and Gas* Topic of the Codification that updated and aligned the FASB's reserve estimation and disclosure requirements for oil and natural gas companies with the reserve estimation and disclosure requirements that were adopted by the SEC in December 2008. Collectively, the new rules permit the use of new technologies in the determination of proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. Other definitions and terms were revised, including the definition of *proved reserves* which was changed to indicate, among other things, that commencing with year-end 2009 entities must use the unweighted average of first-day-of-the-month commodity prices over the preceding 12-month period, rather than end-of-period commodity prices, when estimating quantities of proved reserves. Similarly, the prices used to calculate the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future cash flows have been changed from end-of-period commodity prices to the 12-month average commodity prices used in calculating proved reserves. Beginning in the fourth quarter of 2009, the estimated future net revenues used to calculate the ceiling test are based on the 12-month average commodity price for each product. Also, because it is our policy to use end-of-period reserves in the determination of quarterly depletion, our DD&A expense for the fourth quarter of 2009 was calculated using proved reserves at December 31, 2009 that were determined in accordance with the new rules. Additionally, entities must separately disclose information about reserve quantities and certain financial statement amounts for geographic areas that represent 15 percent or more of proved reserves, and equity-method investees should be included in determining whether an entity has significant oil and gas producing activities. Another significant provision of the new rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be classified as such if a development plan has been adopted indicating that they are scheduled to be drilled within five years. These amendments to the Codification became effective for annual reporting periods ending on or after December 31, 2009. For additional information about our proved reserves and the impact of the new rules on our accounting and disclosure, refer to Item 2 "*Properties – Proved Reserves*" and Notes 1 and 20 to our consolidated financial statements.

In April 2009, the FASB issued certain amendments to the *Financial Instruments* Topic of the Codification that require public companies to include disclosures about the fair value of their financial instruments in interim reporting periods, as well as the methods, significant assumptions and any changes in such methods and assumptions used to estimate the fair value of financial instruments. These amendments became effective for interim reporting periods ending after June 15, 2009. The adoption of these amendments to the Codification did not have a material impact on the Company's financial statements.

In accordance with the *Earnings Per Share* Topic of the Codification, effective January 1, 2009, the Company adopted certain amendments to the accounting principles relating to its calculation of earnings (loss) per share. The amendments provide that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share under the two-class method. For additional information about the impact of the adoption of these amendments to the Codification on our financial statements, refer to Note 16 to our consolidated financial statements.

Effective January 1, 2009, the Company adopted certain amendments to the *Business Combinations* Topic of the Codification that require the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree to be measured at their respective fair values at the acquisition date. These amendments require the acquirer to record the fair value of contingent consideration (if any) at the acquisition date. Acquisition-related costs incurred prior to an acquisition are required to be expensed rather than included in the purchase-price determination. Also included in the amendments are guidance for recognizing and measuring the goodwill acquired in a business combination and guidance for determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. These amendments apply prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect these amendments will have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of acquisitions, if any, that we may consummate in the future.

Effective January 1, 2009, the Company adopted certain amendments to the *Consolidation* Topic of the Codification that establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The adoption of these amendments to the Codification did not have a material impact on the Company's financial statements.

Effective January 1, 2009, the Company adopted certain amendments to the *Derivatives and Hedging* Topic of the Codification that changed the disclosure requirements for derivative instruments and hedging activities. Refer to Note 8 to our consolidated financial statements for additional information about the adoption of these amendments to the Codification.

For a more complete discussion of our accounting policies and procedures, see the notes to our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risks arising from fluctuating prices of crude oil, natural gas and interest rates as discussed below. The Credit Agreement no longer requires us to maintain any derivative financial instruments. However, currently we are party to commodity option contracts, a commodity swap contract and an interest rate swap contract.

Commodity price risk. Our revenues, profitability and future rate of growth substantially depend upon market prices for oil and natural gas, which fluctuate widely. Oil and natural gas price declines and volatility could adversely affect our revenues, net cash provided by operating activities and profitability. For example, assuming a 10% decline in our average realized oil and natural gas sales prices in 2009 and 2008, our loss before income taxes would have increased by approximately 23% in 2009 and 15% in 2008. If costs and expenses of operating our properties had increased by 10% in 2009 and 2008, our loss before income taxes would have increased by approximately 8% in 2009 and 3% in 2008.

During the third quarter of 2009, we entered into commodity option contracts and a commodity swap contract to manage our exposure to commodity price risk from sales of oil and natural gas during the fiscal year ended December 31, 2010. As of December 31, 2009, our open commodity derivatives were as follows:

Zero Cost Collars – Oil

Effective Date	Termination Date	Notional Quantity (Bbls)	Weighted Average NYMEX Contract Price		Fair Value Liability (in thousands)
			Floor	Ceiling	
1/1/2010	3/31/2010	517,500	$69.01	$79.80	$(1,802)
4/1/2010	6/30/2010	386,750	69.84	83.82	(1,163)
7/1/2010	9/30/2010	208,000	69.84	85.51	(707)
10/1/2010	12/31/2010	243,350	69.74	86.22	(1,032)
		1,355,600	$69.50	$82.98	$(4,704)

Zero Cost Collars – Natural Gas

Effective Date	Termination Date	Notional Quantity (MMBtu)	Weighted Average NYMEX Contract Price		Fair Value Liability (in thousands)
			Floor	Ceiling	
2/1/2010	3/31/2010	2,905,500	$5.00	$5.94	$(260)
4/1/2010	6/30/2010	3,380,500	5.00	6.14	(217)
7/1/2010	9/30/2010	1,545,500	5.00	6.60	(80)
10/1/2010	12/31/2010	1,831,800	5.00	8.35	(61)
		9,663,300	$5.00	$6.57	$(618)

Swap – Natural Gas

Effective Date	Termination Date	Notional Quantity (MMBtu)	Swap Price	Fair Value Liability (in thousands)
2/1/2010	12/31/2010	668,000	$5.71	$(48)

While these contracts are intended to reduce the effects of volatile oil and natural gas prices, they may also limit future income if oil and natural gas prices were to rise substantially over the price established by the hedge. We do not enter into derivative instruments for speculative trading purposes. For additional details about these derivative contracts, refer to Note 8 to our consolidated financial statements.

Interest rate risk. As of December 31, 2009, we did not have any variable rate debt outstanding. However, we have elected to retain our interest rate swap to mitigate our exposure to interest rate fluctuations related to any future borrowings under the Credit Agreement. In accordance with the terms of our interest rate swap, we pay the counterparty the equivalent of a fixed interest payment and receive from the counterparty the equivalent of a floating interest payment based on a 3-month LIBOR. All interest rate swap payments are made quarterly and the LIBOR is determined in advance of each interest period. As of December 31, 2009, the total notional amount of the swap was $146.3 million. For additional details about this derivative contract, refer to Note 8 to our consolidated financial statements.

Item 8. ***Financial Statements and Supplementary Data***

W&T OFFSHORE, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States (GAAP). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
W&T Offshore, Inc. and Subsidiaries

We have audited W&T Offshore, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). W&T Offshore, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, W&T Offshore, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of W&T Offshore, Inc. and subsidiaries and our report dated March 1, 2010, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
W&T Offshore, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of W&T Offshore, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of W&T Offshore, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2009 the Company changed its method of calculating earnings per share as a result of the adoption of a new accounting standard and changed its reserve estimates and related disclosures as a result of adopting new oil and natural gas reserve estimation and disclosure requirements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), W&T Offshore, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
March 1, 2010

W&T OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 38,187	$ 357,552
Receivables:		
Oil and natural gas sales	54,978	36,550
Joint interest and other	51,312	83,178
Insurance	30,543	2,040
Income taxes	85,457	34,077
Total receivables	222,290	155,845
Prepaid expenses and other assets	28,777	30,417
Total current assets	289,254	543,814
Property and equipment – at cost:		
Oil and natural gas properties and equipment (full cost method, of which $77,301 at December 31, 2009 and $99,139 at December 31, 2008 were excluded from amortization)	4,732,696	4,684,730
Furniture, fixtures and other	15,080	14,370
Total property and equipment	4,747,776	4,699,100
Less accumulated depreciation, depletion and amortization	3,752,980	3,217,759
Net property and equipment	994,796	1,481,341
Restricted deposits for asset retirement obligations	30,614	24,138
Deferred income taxes	5,117	—
Other assets	7,052	6,893
Total assets	$1,326,833	$2,056,186
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ —	$ 3,000
Accounts payable	115,683	228,899
Undistributed oil and natural gas proceeds	32,216	29,716
Asset retirement obligations	117,421	67,007
Accrued liabilities	13,509	18,254
Deferred income taxes	5,117	—
Total current liabilities	283,946	346,876
Long-term debt, less current maturities – net of discount	450,000	650,172
Asset retirement obligations, less current portion	231,379	480,890
Other liabilities	2,558	6,021
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.00001 par value; 118,330,000 shares authorized; 77,579,968 issued and 74,710,795 outstanding at December 31, 2009; 76,291,408 issued and outstanding at December 31, 2008	1	1
Additional paid-in capital	373,050	372,595
Retained earnings	10,066	200,274
Treasury stock, at cost	(24,167)	—
Accumulated other comprehensive loss	—	(643)
Total shareholders' equity	358,950	572,227
Total liabilities and shareholders' equity	$1,326,833	$2,056,186

See accompanying notes.

W&T OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Revenues	$ 610,996	$1,215,609	$1,113,749
Operating costs and expenses:			
Lease operating expenses	203,922	229,747	234,758
Production taxes	1,544	8,827	5,921
Gathering and transportation	13,619	15,957	15,526
Depreciation, depletion and amortization	308,076	482,464	510,903
Asset retirement obligation accretion	34,461	39,312	22,007
Impairment of oil and natural gas properties	218,871	1,182,758	—
General and administrative expenses	42,990	47,225	38,853
Derivative loss	7,372	16,464	36,532
Total costs and expenses	830,855	2,022,754	864,500
Operating income (loss)	(219,859)	(807,145)	249,249
Interest expense:			
Incurred	46,749	54,001	62,188
Capitalized	(6,662)	(19,292)	(25,100)
Loss on extinguishment of debt	2,926	—	2,806
Other income	842	13,372	6,404
Income (loss) before income tax expense (benefit)	(262,030)	(828,482)	215,759
Income tax expense (benefit)	(74,111)	(269,663)	71,459
Net income (loss)	$(187,919)	$ (558,819)	$ 144,300
Basic and diluted earnings (loss) per common share	$ (2.51)	$ (7.36)	$ 1.89

See accompanying notes.

W&T OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Accumulated Other Comprehensive	Total Shareholders'
	Shares	Value	Capital	Earnings	Shares	Value	Income (Loss)	Equity
	(In thousands)							
Balances at December 31, 2006	75,900	$ 1	$361,855	$ 681,634	—	$ —	$ (573)	$1,042,917
Cash dividends:								
Common stock ($0.51 per share)	—	—	—	(39,131)	—	—	—	(39,131)
Share-based compensation	—	—	3,409	—	—	—	—	3,409
Restricted stock issued, net of forfeitures	336	—	2,229	—	—	—	—	2,229
Shares surrendered for payroll taxes	(61)	—	(1,826)	—	—	—	—	(1,826)
Net income	—	—	—	144,300	—	—	—	144,300
Other comprehensive loss, net of tax	—	—	—	—	—	—	(558)	(558)
Balances at December 31, 2007	76,175	1	365,667	786,803	—	—	(1,131)	1,151,340
Cash dividends:								
Common stock ($0.36 per share)	—	—	—	(27,710)	—	—	—	(27,710)
Share-based compensation	—	—	6,029	—	—	—	—	6,029
Restricted stock issued, net of forfeitures	178	—	1,731	—	—	—	—	1,731
Shares surrendered for payroll taxes	(62)	—	(832)	—	—	—	—	(832)
Net loss	—	—	—	(558,819)	—	—	—	(558,819)
Other comprehensive income, net of tax	—	—	—	—	—	—	488	488
Balances at December 31, 2008	76,291	1	372,595	200,274	—	—	(643)	572,227
Cash dividends:								
Common stock ($0.12 per share)	—	—	(6,861)	(2,289)	—	—	—	(9,150)
Share-based compensation	—	—	6,380	—	—	—	—	6,380
Restricted stock issued, net of forfeitures	1,471	—	3,014	—	—	—	—	3,014
Shares surrendered for payroll taxes	(182)	—	(2,078)	—	—	—	—	(2,078)
Net loss	—	—	—	(187,919)	—	—	—	(187,919)
Repurchase of common stock	(2,869)	—	—	—	2,869	(24,167)	—	(24,167)
Other comprehensive income, net of tax	—	—	—	—	—	—	643	643
Balances at December 31, 2009	74,711	$ 1	$373,050	$ 10,066	2,869	$(24,167)	$ —	$ 358,950

See accompanying notes.

W&T OFFSHORE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Operating activities:			
Net income (loss)	$(187,919)	$ (558,819)	$ 144,300
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, depletion, amortization and accretion	345,637	521,776	532,910
Impairment of oil and natural gas properties	218,871	1,182,758	—
Amortization of debt issuance costs and discount on indebtedness	1,838	2,749	6,472
Loss on extinguishment of debt	2,817	—	2,806
Share-based compensation related to restricted stock issuances	6,380	6,029	3,409
Unrealized derivative loss (gain)	693	(13,501)	37,831
Deferred income taxes	(346)	(249,445)	8,751
Other	998	833	1,006
Changes in operating assets and liabilities:			
Oil and natural gas receivables	(18,509)	77,017	(15,205)
Joint interest and other receivables	31,866	(35,885)	(22,356)
Insurance receivables	23,235	—	75,151
Income taxes	(52,100)	(46,930)	28,579
Prepaid expenses and other assets	(749)	4,917	477
Asset retirement obligations	(99,069)	(61,213)	(39,267)
Accounts payable and accrued liabilities	(117,230)	52,210	(76,199)
Other liabilities	(147)	—	(68)
Net cash provided by operating activities	156,266	882,496	688,597
Investing activities:			
Acquisition of property interest	(2,421)	(116,551)	—
Proceeds from sales of oil and natural gas properties and equipment	32,226	—	1,859
Investment in oil and natural gas properties and equipment	(273,713)	(658,328)	(361,235)
Proceeds from insurance	6,916	5,828	—
Purchases of furniture, fixtures and other, net	(705)	(4,812)	(711)
Net cash used in investing activities	(237,697)	(773,863)	(360,087)
Financing activities:			
Issuance of Senior Notes	—	—	450,000
Borrowings of other long-term debt	205,441	—	458,000
Repayments of long-term debt	(410,941)	(3,000)	(946,500)
Dividends to shareholders	(9,158)	(59,999)	(9,137)
Repurchases of common stock	(24,167)	—	—
Debt issuance costs	—	(2,000)	(6,059)
Other	891	(132)	1
Net cash used in financing activities	(237,934)	(65,131)	(53,695)
Increase (decrease) in cash and cash equivalents	(319,365)	43,502	274,815
Cash and cash equivalents, beginning of period	357,552	314,050	39,235
Cash and cash equivalents, end of period	$ 38,187	$ 357,552	$ 314,050

See accompanying notes.

W&T OFFSHORE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Operations

W&T Offshore, Inc. and subsidiaries, referred to herein as "W&T" or the "Company," is an independent oil and natural gas producer, active in the acquisition, exploitation, exploration and development of oil and natural gas properties in the Gulf of Mexico.

Basis of Presentation

Our consolidated financial statements include the accounts of W&T Offshore, Inc. and its majority owned subsidiaries. All significant intercompany transactions and amounts have been eliminated for all years presented.

Reclassifications

Certain reclassifications have been made to prior periods' financial statements to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the reported amounts of proved oil and natural gas reserves. Actual results could differ from those estimates.

Cash Equivalents

We consider all highly liquid investments purchased with original or remaining maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

We recognize oil and natural gas revenues based on the quantities of our production sold to purchasers under short-term contracts (less than 12 months) at market prices when delivery has occurred, title has transferred and collectiblity is reasonably assured. We use the sales method of accounting for oil and natural gas revenues from properties in which there is joint ownership. Under this method, we record oil and natural gas revenues based upon physical deliveries to our customers, which can be different from our net revenue ownership interest in field production. These differences create imbalances that we recognize as a liability only when the estimated remaining recoverable reserves of a property will not be sufficient to enable the under-produced party to recoup its entitled share through production. We do not record receivables for those properties in which the Company has taken less than its ownership share of production. At December 31, 2009 and 2008, $6.5 million and $7.0 million, respectively, was included in current liabilities related to natural gas imbalances.

Concentration of Credit Risk

Our customers are primarily large integrated oil and natural gas companies and large financial institutions. Our production is sold utilizing month-to-month contracts that are based on prevailing prices. The Company attempts to minimize credit risk exposure to purchasers of the Company's oil and natural gas through formal credit policies, monitoring procedures, and letters of credit or guaranties when considered necessary. We historically have not had any significant problems collecting our receivables, except in rare circumstances. Accordingly, we do not maintain an allowance for doubtful accounts.

The following identifies customers from whom we derived 10% or more of receipts from sales of oil and natural gas.

Customer	Year Ended December 31, 2009	2008	2007
Shell Trading (US) Co.	34%	33%	31%
J.P. Morgan Ventures Energy Corp.	15%	**	**
Chevron Corp.	13%	19%	11%
ConocoPhillips	**	**	17%

** less than 10%

We believe that the loss of any of the customers above would not result in a material adverse effect on our ability to market future oil and natural gas production.

Properties and Equipment

We use the full-cost method of accounting for oil and natural gas properties and equipment. Under this method, all costs associated with the acquisition, exploration, development and abandonment of oil and natural gas properties are capitalized. Acquisition costs include costs incurred to purchase, lease or otherwise acquire property. Exploration costs include costs of drilling exploratory wells and external geological and geophysical costs, which mainly consist of seismic costs. Development costs include the cost of drilling development wells and costs of completions, platforms, facilities and pipelines. Costs associated with production, certain geological and geophysical costs and general and administrative costs are expensed in the period incurred.

Oil and natural gas properties and equipment include costs of unproved properties. The cost of unproved properties related to significant acquisitions are excluded from the amortization base until it is determined that proved reserves can be assigned to such properties or until such time as the Company has made an evaluation that impairment has occurred. The costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that such wells are non-commercial.

We capitalize interest on expenditures made in connection with the exploration and development of unproved properties that are excluded from the amortization base. Interest is capitalized only for the period that exploration and development activities are in progress. We capitalized $6.7 million, $19.3 million and $25.1 million of interest expense during the years ended December 31, 2009, 2008 and 2007, respectively.

Oil and natural gas properties included in the amortization base are amortized using the units-of-production method based on production and estimates of proved reserve quantities. In addition to costs associated with evaluated properties and capitalized asset retirement obligations, the amortization base includes estimated future development costs to be incurred in developing proved reserves as well as estimated plugging and abandonment costs, net of salvage value, that have not yet been capitalized as asset retirement costs.

Sales of proved and unproved oil and natural gas properties, whether or not being amortized currently, are accounted for as adjustments of capitalized costs with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas.

Under the full cost method of accounting, we are required to periodically perform a "ceiling test," which determines a limit on the book value of our oil and natural gas properties. If the net capitalized cost of oil and natural gas properties (including capitalized asset retirement obligations), net of related deferred income taxes, exceeds the present value of estimated future net revenues from proved reserves discounted at 10%, plus the cost of unproved oil and natural gas properties not being amortized, plus the lower of cost or estimated fair value of unproved oil and natural gas properties included in the amortization base, net of related tax effects, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization. Any such write downs are not recoverable or reversible in future periods. Estimated future net revenues used in the ceiling test as of December 31, 2009 are based on the unweighted average of first-day-of-the-month commodity prices over the period January 2009 through December 2009 and exclude future cash outflows related to capitalized asset retirement obligations and include future development costs and asset retirement obligations related to wells to be drilled. Primarily as a result of the significant decline in both oil and natural gas prices as of December 31, 2008, we recorded a ceiling test impairment at December 31, 2008 of $1.2 billion. Additionally, we recorded a ceiling test impairment at March 31, 2009 of $218.9 million primarily as a result of a further decline in natural gas prices as of March 31, 2009. Declines in oil and natural gas prices after December 31, 2009 may require us to record additional ceiling test impairments in the future. We did not have a ceiling test impairment during the year ended December 31, 2007.

Furniture, fixtures and non-oil and natural gas property and equipment are depreciated using the straight-line method based on the estimated useful lives of the respective assets, generally ranging from five to seven years. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Repairs and maintenance costs are expensed in the period incurred.

Oil and Natural Gas Reserve Information

In January 2010, the Financial Accounting Standards Board ("FASB") issued certain amendments to the *Extractive Activities—Oil and Gas* Topic of the Accounting Standards Codification (the "Codification") that updated and aligned the FASB's reserve estimation and disclosure requirements for oil and natural gas companies with the reserve estimation and disclosure requirements that were adopted by the Securities and Exchange Commission ("SEC") in December 2008. The FASB's amendments and the SEC's new requirements became effective for annual reporting periods ending on or after December 31, 2009. Collectively, the new rules permit the use of new technologies in the determination of proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. Other definitions and terms were revised, including the definition of *proved reserves* which was changed to indicate, among other things, that commencing with year-end 2009 entities must use unweighted average of first-day-of-the-month commodity prices over the preceding 12-month period, rather than end-of-period commodity prices, when estimating quantities of proved reserves. Similarly, the prices used to calculate the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future cash flows have been changed from end-of-period commodity prices to the 12-month average commodity prices used in calculating proved reserves. Beginning in the fourth quarter of 2009, the estimated future net revenues used to calculate the ceiling test are based on the 12-month average commodity price for each product. Also, because it is our policy to use end-of-period reserves in the determination of quarterly depletion, our depreciation, depletion, amortization and accretion ("DD&A") expense for the fourth quarter of 2009 was calculated using proved reserves at December 31, 2009 that were determined in accordance with the new rules. Additionally, entities must separately disclose information about reserve quantities and certain financial statement amounts for geographic areas that represent 15 percent or more of proved reserves, and equity-method investees should be included in determining whether an entity has significant oil and gas producing activities. Another significant provision of the new rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be classified as such if a development plan has been adopted indicating that they are scheduled to be drilled within five years. Refer to Note 20 for additional information about our proved reserves and the impact of the new reserve estimation and disclosure requirements.

Derivative Financial Instruments

Our market risk exposure relates primarily to commodity prices and interest rates. We use various derivative instruments to manage our exposure to commodity price risk from sales of oil and natural gas and interest rate risk from floating interest rates on our credit facility. Our derivative instruments currently consist of commodity option contracts, a commodity swap contract and an interest rate swap contract. We do not enter into derivative instruments for speculative trading purposes.

We account for derivative contracts in accordance with the *Derivatives and Hedging* Topic of the Codification, which requires each derivative to be recorded on the balance sheet as an asset or a liability at its fair value. Changes in a derivative's fair value are required to be recognized currently in earnings unless specific hedge accounting criteria are met at the time the derivative contract is entered into.

During the years ended December 31, 2009, 2008 and 2007, changes in the fair value of our commodity derivative contracts were recognized currently in earnings. In 2007, we terminated one of our interest rate swap contracts and de-designated the remaining interest rate swap contract as a cash flow hedge. From the dates of de-designation, subsequent changes in the fair value of our interest rate swap were immediately recognized in earnings.

Fair Value of Financial Instruments

We include fair value information in the notes to consolidated financial statements when the fair value of our financial instruments is different from the book value. We believe that the book value of our cash and cash equivalents, receivables, accounts payable and accrued liabilities materially approximates fair value due to the short-term nature and the terms of these instruments.

Effective January 1, 2008, we adopted the provisions of the *Fair Value Measurements and Disclosures* Topic of the Codification on a prospective basis for all of our financial assets and liabilities that are required to be measured at fair value. In February 2008, the FASB granted a one-year deferral of the provisions of this Topic for certain non-financial assets and liabilities and, as a result, effective January 1, 2009, our asset retirement obligations incurred are initially measured at fair value in accordance with the *Fair Value Measurements and Disclosures* Topic of the Codification. The adoption of the provisions of this Topic did not have a material impact on our financial statements.

Income Taxes

We use the liability method of accounting for income taxes in accordance with the *Income Taxes* Topic of the Codification. Under this method, deferred tax assets and liabilities are determined by applying tax rates in effect at the end of a reporting period to the cumulative temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. In assessing the need for a valuation allowance on our deferred tax assets, we consider whether it is more likely than not that some portion or all of them will not be realized. We recognize uncertain tax positions in our financial statements when it is more likely than not that we will sustain the benefit taken or expected to be taken. When applicable, we recognize interest and penalties related to uncertain tax positions in income tax expense.

Deferred Financing Costs

Debt issuance costs associated with our revolving loan facility are amortized using the straight-line method over the scheduled maturity of the debt. Debt issuance costs and debt premiums or discounts associated with all other debt are deferred and amortized over the scheduled maturity of the debt utilizing the effective interest method.

Share-Based Compensation

In accordance with the *Compensation—Stock Compensation* Topic of the Codification, compensation cost for share-based payments to employees and non-employee directors is based on the fair value of the equity instrument on the date of grant and is recognized over the period during which the recipient is required to provide service in exchange for the award.

Earnings (Loss) Per Share

In accordance with the *Earnings Per Share* Topic of the Codification, effective January 1, 2009, the Company adopted certain amendments to the accounting principles relating to its calculation of earnings (loss) per share. The amendments provide that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share under the two-class method. For additional information about the impact of the adoption of these amendments to the Codification on our financial statements, refer to Note 16.

Recent Accounting Developments

In addition to the amendments to the *Extractive Activities—Oil and Gas* Topic of the Codification that were previously discussed, the following recent accounting developments are applicable to the Company.

In April 2009, the FASB issued certain amendments to the *Financial Instruments* Topic of the Codification that require public companies to include disclosures about the fair value of their financial instruments in interim reporting periods, as well as the methods, significant assumptions and any changes in such methods and assumptions used to estimate the fair value of financial instruments. These amendments became effective for interim reporting periods ending after June 15, 2009. The adoption of these amendments to the Codification did not have a material impact on the Company's financial statements.

Effective January 1, 2009, the Company adopted certain amendments to the *Business Combinations* Topic of the Codification that require the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree to be measured at their respective fair values at the acquisition date. These amendments require the acquirer to record the fair value of contingent consideration (if any) at the acquisition date. Acquisition-related costs incurred prior to an acquisition are required to be expensed rather than included in the purchase-price determination. Also included in the amendments are guidance for recognizing and measuring the goodwill acquired in a business combination and guidance for determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. These amendments apply prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We expect these amendments will have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of acquisitions, if any, that we may consummate in the future.

Effective January 1, 2009, the Company adopted certain amendments to the *Consolidation* Topic of the Codification that establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The adoption of these amendments to the Codification did not have a material impact on the Company's financial statements.

Effective January 1, 2009, the Company adopted certain amendments to the *Derivatives and Hedging* Topic of the Codification that changed the disclosure requirements for derivative instruments and hedging activities. Refer to Note 8 for additional information about the adoption of these amendments to the Codification.

2. Asset Retirement Obligations

Pursuant to the *Asset Retirement and Environmental Obligations* Topic of the Codification, an asset retirement obligation ("ARO") associated with the retirement of a tangible long-lived asset is required to be recognized as a liability in the period in which a legal obligation is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset. Asset retirement obligations incurred after December 31, 2008 are initially measured at fair value in accordance with the *Fair Value Measurements and Disclosures* Topic of the Codification. The fair value of the ARO is measured using expected cash outflows associated with the ARO, discounted at our credit-adjusted risk-free rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

The following is a reconciliation of our asset retirement obligation liability as of December 31, 2009 and 2008 (in thousands).

	2009	2008
Asset retirement obligation, beginning of period	$ 547,897	$458,681
Liabilities settled	(99,069)	(61,213)
Accretion of discount	34,461	39,312
Disposition of properties	(128,467)	—
Liabilities assumed through acquisition	12,816	2,574
Liabilities incurred	343	2,314
Revisions of estimated liabilities due to Hurricane Ike	77,271	36,962
Revisions of estimated liabilities—all other	(96,452)	69,267
Asset retirement obligation, end of period	348,800	547,897
Less current portion	117,421	67,007
Long-term	$ 231,379	$480,890

Each year (or more often if conditions warrant) we review and, to the extent necessary, revise our asset retirement obligation estimates. In 2009, we reduced our asset retirement obligations by $99.1 million for work performed to settle our liabilities (including $51.9 million to plug and abandon wells and facilities damaged by Hurricane Ike) and by $128.5 million for asset dispositions. In addition, we decreased our estimates of future asset retirement obligations by $96.5 million, a portion of which relates to useful life extensions while the remainder primarily relates to recent cost reductions we experienced in the marketplace for decommissioning, site clearance and removal of certain of our operated structures and pipelines. Conversely, our estimated asset retirement obligations increased by $12.8 million related to additional interests we acquired in certain fields during the fourth quarter of 2009 and by $77.2 million, the majority of which relates to revised estimates for the dismantlement of two operated platforms that were toppled during Hurricane Ike and the plugging and abandonment of the associated wells. The remainder of the increase relates to revised estimates related to other wells and facilities damaged by such storm.

During 2008, the Company revised, among other things, its estimate of the cost to decommission its sub-sea wells and made other changes to the estimated timing and amounts of settlements. Also included in our revisions of estimated liabilities for 2008 is an approximate $37.0 million increase in estimated settlements as a result of damage to our facilities caused by Hurricane Ike in the third quarter of 2008. See Note 12 for additional details about the impact of Hurricane Ike on our financial statements.

3. Restricted Deposits

Restricted deposits as of December 31, 2009 and 2008 consisted of funds escrowed for the future plugging and abandonment of certain oil and natural gas properties. In connection with additional interests we acquired in certain fields during the fourth quarter of 2009, we received $6.5 million from the previous operator to cover future asset retirement obligations for those fields. We are not obligated to contribute additional amounts to these escrowed accounts.

4. Significant Acquisitions and Divestitures

In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico, subject to the terms of the purchase and sale agreements. In connection with these transactions, we reduced our asset retirement obligations by approximately $128.5 million and we received proceeds of approximately $32.2 million.

On December 21, 2007, we entered into an agreement with Apache Corporation ("Apache") to acquire its interest in Ship Shoal 349 field for $116.6 million in cash. This field is located off the coast of Louisiana and covers two federal offshore lease blocks, Ship Shoal blocks 349 and 359. The transaction closed on January 29, 2008, with an effective date of January 1, 2008. The acquisition increased our working interest in this field to 100% from approximately 59%, and the estimated proved oil and natural gas reserves acquired were 60.5 Bcfe. This acquisition was funded from cash on hand.

5. Equity Structure and Transactions

As of December 31, 2009 and 2008, the Company was authorized to issue two million shares of preferred stock with a par value of $0.00001 per share; however, no preferred shares have been issued or were outstanding as of the respective dates.

In March 2009, we announced by press release a $25 million stock repurchase program, which expired on December 31, 2009. Under the program, shares could be purchased from time to time at prevailing prices in the open market, in block transactions, in privately negotiated transactions or accelerated share repurchase programs through December 31, 2009, in accordance with Rule 10b-18 under the Securities Exchange Act of 1934 (the "Exchange Act"). In 2009, we purchased 2,869,173 shares of our common stock for approximately $24.2 million in the open market in accordance with the repurchase program. Repurchases were funded with cash on hand.

During the three years ended December 31, 2009, we paid regular cash dividends of $0.12 per common share per year. Additionally, on January 11, 2008, we paid a special cash dividend of $30.0 million, or approximately $0.39 per common share, to shareholders of record on December 21, 2007, and on December 22, 2008, we paid a special cash dividend of $20.84 million, or approximately $0.2729 per common share, to shareholders of record on December 1, 2008. On February 24, 2010, our board of directors declared a cash dividend of $0.03 per common share, payable on March 27, 2010 to shareholders of record on March 12, 2010.

6. Long-Term Debt

As of December 31, 2009 and 2008 our long-term debt was as follows (in thousands):

	December 31,	
	2009	2008
Tranche B term loan facility, net of unamortized discount of $2,328 at December 31, 2008	$ —	$203,172
8.25% Senior notes, due June 2014	450,000	450,000
Total long-term debt	450,000	653,172
Current maturities of long-term debt	—	(3,000)
Long-term debt, less current maturities	$450,000	$650,172

At December 31, 2009 and 2008, the estimated fair value of our Senior notes was approximately $432 million and $225 million, respectively, and at December 31, 2008, the estimated fair value of our Tranche B term loan facility was approximately $186 million, based on quoted prices.

Aggregate annual maturities of long-term debt as of December 31, 2009 are as follows (in millions): 2010–$0.0; 2011–$0.0; 2012–$0.0; 2013–$0.0; 2014–$450.0; thereafter–$0.0.

Private Offering of 8.25% Senior Notes due 2014

In June 2007, the Company sold and issued to eligible investors $450.0 million aggregate principal amount of 8.25% senior notes due 2014 (the "Notes") pursuant to Rule 144A under the Securities Act of 1933, as amended. Net proceeds generated by the offering were approximately $444.6 million after underwriting fees of $4.1 million and legal, accounting, printing and various other fees of approximately $1.3 million. The Company used substantially all of the net proceeds from the private placement of the Notes to repay a portion of the outstanding borrowings under the Third Amended and Restated Credit Agreement, as amended (the "Credit Agreement").

The Notes bear interest at a fixed rate of 8.25%, with interest payable semi-annually in arrears on June 15 and December 15. The estimated annual effective interest rate on the Notes is 8.4%.

The Company and its restricted subsidiaries are subject to certain covenants under the indenture governing the Notes which limit the Company's and each of its restricted subsidiaries' ability to, among other things, make investments, incur additional indebtedness or issue preferred stock, sell assets, consolidate, merge or transfer all or substantially all of its assets, engage in transactions with affiliates, pay dividends or make other distributions on capital stock or subordinated indebtedness and create unrestricted subsidiaries.

Credit Agreement

The Credit Agreement is a secured facility that is collateralized by our oil and natural gas properties. Availability under the Credit Agreement is subject to a semi-annual borrowing base redetermination set at the discretion of our lenders. The amount of the borrowing base is calculated by our lenders based on their valuation of our proved reserves and their own internal criteria. In April 2009, our lenders reduced the borrowing base from $710.0 million to $405.5 million. In November 2009, our borrowing base of $405.5 million was reaffirmed by our lenders. Any determination by our lenders to reduce our borrowing base will cause a similar reduction in the availability under our revolving loan facility.

In June 2007, the Company used proceeds from the Notes to pay in full the Tranche A term loan facility outstanding balance of $50.0 million and to make a payment of $90.0 million on the Tranche B term loan facility balance outstanding. The Company also used proceeds from the Notes to pay the revolving loan facility balance then outstanding of $271.0 million. During the year ended December 31, 2007, we recorded a loss of $2.8 million related to the write-off of all the deferred financing costs related to the Tranche A term loan facility and a pro-rata portion of the deferred financing costs related to the Tranche B term loan facility.

On July 24, 2008, certain amendments were made to the Credit Agreement, including an amendment to extend the maturity of the revolving loan facility under the Credit Agreement to July 23, 2012 and increase the interest margin. Other amendments have subsequently been made to the Credit Agreement, including amendments related to share repurchases, dividends and interest margins.

During the first quarter of 2009, we made a principal payment of $0.8 million on our Tranche B term loan facility. In May 2009, the Company paid in full the Tranche B term loan facility outstanding balance of $204.75 million, plus accrued and unpaid interest of $0.7 million, with borrowings under the revolving loan facility. In June 2009, we repaid $62.9 million of borrowings under the revolving loan facility, and in December 2009, we repaid the remaining amount outstanding under the revolving loan facility of $142.5 million. Both of these debt repayments were funded with cash on hand. During the year ended December 31, 2009, we recorded a loss of $2.9 million related to the write-off of all the deferred financing costs related to the Tranche B term loan facility and the write-off of a portion of the deferred financing costs related to the revolving loan facility, as well as the incurrence of other incidental costs in connection with the payoff of the Tranche B term loan facility. The Credit Agreement provides for the availability of letters of credit for up to $90.0 million, provided however, that its usage is subject to availability under the revolving loan. At December 31, 2009, we had $0.7 million of letters of credit outstanding and our remaining availability under the revolving loan facility was $404.8 million. In January 2010, we borrowed $142.5 million under our revolving loan facility.

Effective May 4, 2009, borrowings under the revolving loan facility bear interest at either (1) the highest of the Prime Rate, the Federal Funds Rate plus 0.50%, or the one-month Eurodollar Rate plus 1.0%, plus a margin which varies from 0.75% to 1.75% depending on the level of total borrowings under the Credit Agreement, or (2) to the extent the loan outstanding is designated as a Eurodollar loan, at the London Interbank Offered Rate ("LIBOR") plus a margin that varies from 2.0% to 3.0% depending on the level of total borrowings under the Credit Agreement. The Credit Agreement also bears an unused commitment fee of 0.50%. The estimated effective interest rate on the revolving loan facility, including unused commitment fees and amortization of deferred financing costs, was 4.8% during the year ended December 31, 2009.

The Credit Agreement contains covenants that restrict the payment of cash dividends and share repurchases (currently limited to $60.0 million per year), borrowings other than from the facilities, sales of assets, loans to others, investments, merger activity, hedging contracts, liens and certain other transactions without the prior consent of the lenders. We are subject to various financial covenants calculated as of the last day of each fiscal quarter, including a minimum current ratio and a maximum leverage ratio, as such ratios are defined in the Credit Agreement. In connection with the April 2009 borrowing base redetermination, we amended the maximum leverage ratio, which is the ratio of total debt to EBITDA (as those terms are defined in the Credit Agreement), to be 3.75 to 1 for the four quarters ended September 30, 2009, 3.50 to 1 for the four quarters ended December 31, 2009, 3.25 to 1 for the four quarters ended March 31, 2010 and 3.00 to 1 thereafter. We were in compliance with all applicable covenants of the Credit Agreement as of December 31, 2009.

7. Fair Value Measurements

Effective January 1, 2008, we adopted the provisions of the *Fair Value Measurements and Disclosures* Topic of the Codification on a prospective basis. This Topic establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP"), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This Topic does not require any new fair value measurements under GAAP. In February 2008, the FASB granted a one-year deferral of the provisions of this Topic for certain non-financial assets and liabilities, and accordingly, effective January 1, 2009, our asset retirement obligations incurred are initially measured at fair value in accordance with the *Fair Value Measurements and Disclosures* Topic of the Codification.

Under the *Fair Value Measurements and Disclosures* Topic of the Codification, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, whether using an in-use or an in-exchange valuation premise. The fair value of a liability should reflect the risk of nonperformance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of these techniques requires significant judgment and is primarily dependent upon the characteristics of the asset or liability, the principal (or most advantageous) market in which participants would transact for the asset or liability and the quality and availability of inputs. Inputs to valuation techniques are classified as either observable or unobservable within the following hierarchy:

- Level 1 – quoted prices in active markets for identical assets or liabilities.
- Level 2 – inputs other than quoted prices that are observable for an asset or liability. These include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).
- Level 3 – unobservable inputs that reflect the Company's own expectations about the assumptions that market participants would use in measuring the fair value of an asset or liability.

We measure the fair value of our derivative financial instruments by applying the income approach, using inputs that are classified within Level 2 of the valuation hierarchy. The fair values of our derivative assets and liabilities include adjustments for credit risk and were $0.1 million and $9.9 million, respectively, at December 31, 2009. The fair value of our derivative liability was $9.1 million at December 31, 2008. For additional details about our derivative financial instruments, refer to Note 8. As disclosed in Note 6, the estimated fair value of the Notes was approximately $432 million and $225 million at December 31, 2009 and 2008, respectively, and the estimated fair value of our Tranche B term loan facility was approximately $186 million at December 31, 2008, based on quoted prices, which are classified as level 1 inputs. The impact of the adoption of the *Fair Value Measurements and Disclosures* Topic of the Codification on our financial position and results of operations was immaterial.

8. Derivative Financial Instruments

We account for derivative contracts in accordance with the *Derivatives and Hedging* Topic of the Codification, which requires each derivative to be recorded on the balance sheet as an asset or a liability at its fair value. Changes in a derivative's fair value are required to be recognized currently in earnings unless specific hedge accounting criteria are met at the time the derivative contract is entered into.

Effective January 1, 2009, the Company adopted certain amendments to the *Derivatives and Hedging* Topic of the Codification which changed the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. These amendments to the Codification did not have an impact on the Company's financial position, results of operations or cash flows upon adoption.

Our market risk exposure relates primarily to commodity prices and interest rates. From time to time, we use various derivative instruments to manage our exposure to commodity price risk from sales of oil and natural gas and interest rate risk from floating interest rates on our credit facility. We do not enter into derivative instruments for speculative trading purposes. Our derivative instruments currently consist of commodity option contracts, a commodity swap contract and an interest rate swap contract. The Company is exposed to credit loss in the event of nonperformance by the counterparties; however, none is currently anticipated.

We measure the fair value of our derivatives by applying the income approach, using inputs that are classified within Level 2 of the valuation hierarchy. The fair values of our derivative assets and liabilities include adjustments for credit risk and were $0.1 million and $9.9 million, respectively, at December 31, 2009. The fair value of our derivative liability was $9.1 million at December 31, 2008.

Commodity Derivatives

As of December 31, 2008, we did not have any open commodity derivative positions. During the third quarter of 2009, we entered into commodity option contracts and a commodity swap contract to manage our exposure to commodity price risk from sales of oil and natural gas during the fiscal year ended December 31, 2010. We have elected not to designate our commodity derivatives as hedging instruments. While these contracts are intended to reduce the effects of volatile oil and natural gas prices, they may also limit future income from favorable price movements. As of December 31, 2009, our open commodity derivatives were as follows:

Zero Cost Collars – Oil

Effective Date	Termination Date	Notional Quantity (Bbls)	Weighted Average NYMEX Contract Price		Fair Value Liability (in thousands)
			Floor	Ceiling	
1/1/2010	3/31/2010	517,500	$69.01	$79.80	$(1,802)
4/1/2010	6/30/2010	386,750	69.84	83.82	(1,163)
7/1/2010	9/30/2010	208,000	69.84	85.51	(707)
10/1/2010	12/31/2010	243,350	69.74	86.22	(1,032)
		1,355,600	$69.50	$82.98	$(4,704)

Zero Cost Collars – Natural Gas

Effective Date	Termination Date	Notional Quantity (MMBtu)	Weighted Average NYMEX Contract Price		Fair Value Liability (in thousands)
			Floor	Ceiling	
2/1/2010	3/31/2010	2,905,500	$ 5.00	$ 5.94	$ (260)
4/1/2010	6/30/2010	3,380,500	5.00	6.14	(217)
7/1/2010	9/30/2010	1,545,500	5.00	6.60	(80)
10/1/2010	12/31/2010	1,831,800	5.00	8.35	(61)
		9,663,300	$ 5.00	$ 6.57	$ (618)

Swap – Natural Gas

Effective Date	Termination Date	Notional Quantity (MMBtu)	Swap Price	Fair Value Liability (in thousands)
2/1/2010	12/31/2010	668,000	$5.71	$(48)

Changes in the fair value of our commodity derivative contracts are recognized currently in earnings. Our derivative loss for the year ended December 31, 2009 includes realized and unrealized losses of $0.2 million and $5.4 million, respectively, related to our commodity derivatives. Our derivative loss for the year ended December 31, 2008 includes a realized loss of $27.4 million related to commodity derivatives offset by a gain of $17.4 million related to a change in the fair value of such derivatives. Our derivative loss for the year ended December 31, 2007 includes an unrealized loss of $34.3 million related to commodity derivatives offset by a realized gain of $1.3 million related to such derivatives.

At December 31, 2009, $0.1 million was included in prepaid expenses and other assets and $5.5 million was included in accrued liabilities related to our commodity derivative contracts.

Interest Rate Swap

We have one interest rate swap outstanding with a fixed interest rate of 5.21%. Initially, this swap was designated as a hedge of the floating-rate interest payments on our Tranche B term loan facility. However, as a result of payments on the loan and changes to the swap contract, hedge accounting was discontinued completely in 2007. Changes in fair value subsequent to the discontinuation of hedge accounting have been immediately recognized in earnings. During 2007, 2008 and most of 2009 there continued to be amounts outstanding under the Tranche B term loan facility, and consequently, we have been recognizing in earnings the amounts that remained in accumulated other comprehensive income upon de-designation of our interest rate swap as a cash flow hedge. As a result of the full repayment of our Tranche B term and revolving loan facilities in 2009, the remaining accumulated other comprehensive loss of approximately $0.2 million was immediately recognized in earnings through interest expense in December 2009. As of December 31, 2009, the total notional amount of our swap was $146.3 million.

During the year ended December 31, 2009, we recorded an unrealized loss of $1.8 million related to our interest rate swap. During the year ended December 31, 2008, we recorded realized and unrealized losses of $2.6 million and $3.9 million, respectively, in earnings related to our interest rate swap. During the year ended December 31, 2007, we recorded an unrealized loss of $3.5 million in earnings related to our interest rate swaps. The realized gain on our interest rate swaps during the year ended December 31, 2007 was not material. For the year ended December 31, 2007, no amount was recognized in earnings due to ineffectiveness related to our interest rate swaps.

At December 31, 2009, the fair value of our interest rate swap was $4.4 million, all of which was included in accrued liabilities. At December 31, 2008, the fair value of our interest rate swap was $9.1 million, of which $5.7 million was included in accrued liabilities and $3.4 million was included in other liabilities, representing the current and non-current portions, respectively.

9. Income Taxes

Income Tax Expense (Benefit)

Significant components of income tax expense (benefit) were as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Current federal	$(74,038)	$ (20,356)	$62,708
Current state	(73)	138	—
Deferred federal	—	(249,445)	8,751
	$(74,111)	$(269,663)	$71,459

Effective Tax Rate Reconciliation

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to our income tax expense (benefit) is as follows (in thousands):

	Year Ended December 31,					
	2009		2008		2007	
Income tax expense (benefit) at the federal statutory rate	$(91,710)	35.0%	$(289,969)	35.0%	$75,516	35.0%
Share-based compensation	208	—	1,214	(0.2)	—	—
Domestic production activities deduction	3,167	(1.2)	1,048	(0.2)	(4,116)	(1.9)
State income taxes	(73)	—	138	—	—	—
Other	(297)	0.1	515	—	59	—
Valuation allowance	14,594	(5.6)	17,391	(2.1)	—	—
	$(74,111)	28.3%	$(269,663)	32.5%	$71,459	33.1%

Our effective tax rate for the year ended December 31, 2009 primarily reflects recapture of the deduction attributable to qualified domestic production activities under Section 199 of the Internal Revenue Code related to net operating loss carrybacks for tax purposes as well as the incremental current period effect of a change in our valuation allowance for our deferred tax assets. Our effective tax rate for the year ended December 31, 2008 primarily reflects the effect of a valuation allowance for our deferred tax assets. Our effective tax rate for the year ended December 31, 2007 reflects the utilization of the deduction attributable to qualified domestic production activities under Section 199 of the Internal Revenue Code. In 2009 and 2008, the Company experienced a net operating loss for tax purposes and as a result, the qualified domestic production activities deduction was not available to us. In 2009 a portion of the qualified domestic production activities deduction for 2005 and 2007 was recaptured due to carrybacks of a net operating loss in 2009 to 2005 and 2007. Additionally, in 2008 a portion of the qualified domestic production activities deduction for 2007 was recaptured due to a carryback of the net operating loss in 2008 to 2007.

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	December 31,	
	2009	2008
Deferred tax liabilities:		
Property and equipment	$ —	$ —
Other	5,641	3,598
Total deferred tax liabilities	5,641	3,598
Deferred tax assets:		
Derivatives	2,827	2,930
Minimum tax credit	23,576	—
State net operating loss	3,483	2,627
Property and equipment	9,125	13,846
Other	2,098	4,213
Valuation allowance	(35,468)	(20,018)
Total deferred tax assets	5,641	3,598
Net deferred tax liabilities	$ —	$ —

On November 6, 2009, the Worker, Homeownership and Business Assistance Act of 2009 was signed into law. A provision of this act provides an election to increase the carryback period for applicable net operating losses up to five years from two years. A tax benefit of $38.4 million was recorded during the fourth quarter of 2009 as a result of this legislation.

During the year ended December 31, 2009, we recorded a ceiling test impairment of $218.9 million, which resulted in a deferred tax asset balance related to our oil and gas properties and equipment. Additionally, we recorded a minimum tax credit of $23.6 million resulting in a deferred tax asset which was fully offset by a valuation allowance. At December 31, 2009, we had a federal income tax receivable of $85.5 million. This amount is comprised principally of a net operating loss carryback from 2008 to 2007 of $8.9 million and a net operating loss carryback from 2009 to 2004, 2005, and 2007 of $22.1 million, $40.0 million and $14.1 million, respectively.

During the year ended December 31, 2008, we recorded a ceiling test impairment of $1.2 billion, which resulted in a deferred tax asset balance related to our oil and gas properties and equipment. This balance was fully offset by a valuation allowance. At December 31, 2008, we had a federal income tax receivable of $34.1 million. This amount is comprised of estimated federal tax payments deposited in 2008 of $17.7 million (refunded in the first quarter of 2009) and a net operating loss carryback to 2007 of $16.4 million.

Net Operating Loss and Tax Credit Carryovers

The table below presents the details of our net operating loss and tax credit carryovers as of December 31, 2009 (in thousands):

	Amount	Expiration Year
State net operating loss	$ 3,483	2021-2025
Minimum tax credit	23,576	Indefinite
General business credit	406	2027-2028

Valuation Allowance

Deferred tax assets are recorded on net operating losses, minimum tax credits and temporary differences in the book and tax basis of assets and liabilities expected to produce tax deductions in future periods. Minimum tax credits are attributable to net minimum tax paid in prior years as a result of net operating loss carrybacks from 2009 to prior years. The realization of these assets depends on recognition of sufficient future taxable income in specific tax jurisdictions during periods in which those temporary differences or net operating losses are deductible. In assessing the need for a valuation allowance on our deferred tax assets, we consider whether it is more likely than not that some portion or all of them will not be realized. As part of our assessment, we consider future reversals of existing taxable temporary differences. A valuation allowance offsets substantially all of our deferred tax assets at December 31, 2009 and 2008.

Uncertain Tax Positions

We do not have any unrecognized tax benefits as of December 31, 2009 and 2008. As of December 31, 2009 and 2008, we do not have any accrued interest or penalties related to uncertain tax positions; however, when applicable, we will recognize interest and penalties related to uncertain tax positions in income tax expense. The tax years from 2006 through 2009 remain open to examination by the tax jurisdictions to which we are subject.

10. Commitments

We have operating lease agreements for office space and office equipment, which terminate in August 2013. Minimum future lease payments due under noncancelable operating leases with terms in excess of one year as of December 31, 2009 are as follows (in millions): 2010–$2.0; 2011–$2.0; 2012–$0.3; 2013–$0.1; 2014–$0.0; thereafter–$0.0.

Total rent expense was approximately $2.2 million, $2.1 million and $2.5 million during the years ended December 31, 2009, 2008 and 2007, respectively.

11. Contingent Liabilities

We are a party to various pending or threatened claims and complaints seeking damages or other remedies concerning our commercial operations and other matters in the ordinary course of our business. In addition, claims or contingencies may arise related to matters occurring prior to our acquisition of properties or related to matters occurring subsequent to our sale of properties. In certain cases, we have indemnified the sellers of properties we have acquired, and in other cases, we have indemnified the buyers of properties we have sold. We are also subject to federal and state administrative proceedings conducted in the ordinary course of business. Although we can give no assurance about the outcome of pending legal and federal or state administrative proceedings and the effect such an outcome may have on us, management believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

12. Hurricane Remediation and Insurance Claims

During the third quarter of 2008, Hurricane Ike, and to a much lesser extent Hurricane Gustav, caused property damage and disruptions to our exploration and production activities. We currently have insurance coverage for named windstorms but we do not carry business interruption insurance. Our insurance policies in effect on the occurrence dates of Hurricanes Ike and Gustav had a retention of $10 million per occurrence that must be satisfied by us before we are indemnified for losses. In the fourth quarter of 2008, we satisfied our $10 million retention requirement for Hurricane Ike in connection with two platforms that were toppled and were deemed total losses. Our insurance coverage policy limits at the time of Hurricane Ike were $150 million for property damage due to named windstorms (excluding certain damage incurred at our marginal facilities) and $250 million for, among other things, removal of wreckage if mandated by any governmental authority. The damage we incurred as a result of Hurricane Gustav was well below our retention amount.

Below is a summary of remediation costs related to Hurricanes Ike and Gustav that were included in lease operating expenses during the years ended December 31, 2009 and 2008 (in thousands):

	Year Ended December 31,	
	2009	**2008**
Incurred	$ 37,062	$19,764
Less amounts approved for payment under our insurance policies	(18,683)	(2,040)
Included in lease operating expenses	$ 18,379	$17,724

As discussed in further detail below, included in lease operating expenses for the year ended December 31, 2007 is $18.5 million for remediation costs related to Hurricanes Katrina and Rita that were not covered by insurance.

We recognize insurance receivables with respect to capital, repair and plugging and abandonment costs as a result of hurricane damage when we deem those to be probable of collection. Our assessment of probability considers the review and approval of such costs by our insurance underwriters' adjuster. Claims that have been processed in this manner have been paid on a timely basis.

To the extent our insurance underwriters' adjuster has reviewed work plans and other information provided by us in connection with our plugging and abandonment activities scheduled to be completed and that were accelerated by Hurricane Ike, and has indicated that our insurance policies provide coverage for such costs and they are within policy limits, we have recognized an insurance receivable. See Note 2 for additional information about the impact of Hurricane Ike on our asset retirement obligations.

Below is a reconciliation of our insurance receivables from December 31, 2008 to December 31, 2009 (in thousands):

Balance, December 31, 2008	$ 2,040
Costs approved under our insurance policies:	
Capital (1)	6,916
Remediation	18,683
Plugging and abandonment	22,880
Costs expected to be approved under our insurance policies:	
Dismantlement and removal of two toppled platforms	28,858
Payments received:	
Capital (1)	(6,916)
Remediation	(19,417)
Plugging and abandonment	(22,501)
Balance, December 31, 2009	$ 30,543

(1) Includes a $1.7 million indemnity for well control costs incurred in connection with one of the development wells we drilled in 2009.

At December 31, 2009, $1.3 million of remediation costs and $29.2 million related to the plugging and abandonment of wells and dismantlement of facilities damaged by Hurricane Ike are included in insurance receivables. We expect that our available cash and cash equivalents, cash flow from operations and the availability under our credit facility will be sufficient to meet any necessary expenditures that may exceed our insurance coverage for damages incurred as a result of Hurricanes Ike and Gustav.

In March 2007, we entered into agreements with our insurance underwriters to settle all claims related to Hurricanes Katrina and Rita, as well as a claim to recover drilling costs on a well at Green Canyon 82 that experienced uncontrollable water flow in the second quarter of 2006. After adjustments for applicable deductibles and reimbursements of $21.9 million received in 2006 and $4.8 million received in February 2007, the Company received proceeds of $73.3 million in March 2007. Total reimbursements of $78.1 million received in the first quarter of 2007 exceeded our insurance receivables at December 31, 2006 by $2.9 million. Such amount was used to offset a portion of our hurricane remediation costs incurred in 2007, which totaled $25.2 million. In the third quarter of 2007, we recovered $3.8 million under the insurance policy of one of our partners, which also offset a portion of our hurricane remediation costs incurred in 2007. Included in lease operating expenses for the year ended December 31, 2007 is $18.5 million for hurricane remediation expenses that were not covered by insurance.

13. Long-Term Incentive Compensation

The Company maintains a long-term incentive compensation plan (the "Compensation Plan"). The key metrics for determining awards, which may be in the form of stock options, stock appreciation rights, restricted stock or performance shares, are reserve and production growth, lease operating cost containment and general and administrative cost containment. The Compensation Plan may be terminated by executive management or the board of directors at any time without incurring additional obligations for grants.

As part of the Compensation Plan, the Company has an Annual Incentive Plan (as amended, the "Plan") that covers all employees of the Company except those executive officers who, by written agreement, have elected in the past not to participate (our Chief Executive Officer and our Secretary). Under the Plan, eligible employees earn cash bonuses and awards of restricted stock from a bonus pool. The bonus pool consists of five percent of pre-tax income, which may be adjusted for extraordinary or unusual items or events (such as a ceiling test impairment), as determined by the Compensation Committee of the board of directors in its sole discretion. Awards of restricted stock are issued pursuant to, and are subject to, the terms of the Plan.

Awards under the Plan consist of a general award and an extraordinary performance award. Each type of award includes a cash component and a restricted stock component and such components are based on pre-determined percentages of an employee's base salary. However, the extraordinary performance portion is paid only if the Company achieves certain performance goals, which may be adjusted by the Compensation Committee of the board of directors for extraordinary or unusual items or events. Shares of restricted stock awarded under the Plan generally vest in three equal installments with the first such installment vesting in December of the year in which the shares are granted and annually thereafter. Only those eligible employees who are employed by the Company on the date an award is paid under the Plan are entitled to receive such award.

Pursuant to the terms of the Plan, in 2009 we did not meet any of the prerequisites and therefore the Compensation Committee and the Board of Directors determined that no awards were payable for 2009. For 2008, the bonus pool was equal to the amount necessary to pay 100% of the general award to all eligible employees, and as such, in February 2009, the Compensation Committee and the Board of Directors approved payment of a general award totaling approximately $17.9 million for 2008 in accordance with the Plan, consisting of cash and restricted stock. In as much as the performance goals were not met in 2008, no extraordinary performance award was paid for 2008.

The cash portion of the 2008 award was paid in March 2009 and totaled $7.4 million. Of this amount, $5.4 million was expensed in 2008, $1.7 million was expensed in 2009 and the remainder was billed to partners under joint operating agreements.

In March 2009, the Compensation Committee of the Board of Directors approved a modification to the restricted stock portion of the 2008 award. Due to a decline in the market price of the Company's common stock, the Compensation Committee determined that the number of shares available for issuance under the Compensation Plan was insufficient to cover 100% of the restricted stock portion of the 2008 award. Accordingly, in March 2009, the Company granted to its employees, on a pro-rata basis, substantially all of the shares of restricted stock available to be issued under the Compensation Plan, representing 1,124,603 restricted shares of our common stock with a fair value on the dates of grant of approximately $6.0 million. In May 2009, the Company's shareholders approved an increase in the number of shares available for issuance under the Compensation Plan of 2,000,000 shares. Also in May 2009, the Company granted to its employees 413,513 shares of restricted stock with a fair value on the date of grant of approximately $4.5 million to satisfy the remainder of the 2008 award.

The compensation expense associated with the restricted stock portion of the 2008 award, less an allowance for estimated forfeitures, is being recognized over the requisite service period of four years beginning on January 1, 2008. Accrued liability amounts of approximately $2.9 million ($2.3 million at December 31, 2008) related to the recognition of compensation expense during the service period prior to the issuance of the restricted shares were reclassified to additional paid-in capital during the year ended December, 2009 (see Note 14).

14. Share-Based Compensation

In accordance with the *Compensation—Stock Compensation* Topic of the Codification, we recognize compensation cost for share-based payments to employees and non-employee directors over the period during which the recipient is required to provide service in exchange for the award, based on the fair value of the equity instrument on the date of grant. We are also required to estimate forfeitures, resulting in the recognition of compensation cost only for those awards that actually vest.

The Company issues new shares in connection with its share-based payment plans. Restricted shares are subject to forfeiture restrictions and cannot be sold, transferred or disposed of during the restriction period. The holders of restricted shares generally have the same rights as a shareholder of the Company with respect to such shares, including the right to vote and receive dividends or other distributions paid with respect to the shares.

A summary of share activity pursuant to our share-based payment plans for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007	
	Restricted Shares	Weighted Average Grant Date Price Per Share	Restricted Shares	Weighted Average Grant Date Price Per Share	Restricted Shares	Weighted Average Grant Date Price Per Share
Nonvested, beginning of period	233,703	$30.33	277,584	$29.17	102,860	$37.35
Granted	1,570,436	6.91	204,139	32.41	348,675	27.39
Vested	(653,676)	12.18	(221,822)	30.80	(161,004)	30.42
Forfeited	(99,957)	10.77	(26,198)	30.30	(12,947)	30.51
Nonvested, end of period	1,050,506	8.48	233,703	30.33	277,584	29.17

At December 31, 2009, the composition of our nonvested shares outstanding, by year granted, was as follows:

	Restricted Shares
Employees—granted in:	
2009	956,711(1)
2008	55,638(2)
Non-employee directors—granted in:	
2009	32,320(3)
2008	4,863(4)
2007	974(5)
Total	1,050,506

Vesting is expected to occur as follows, less any forfeited shares:

(1) Equal installments in December 2010 and 2011.
(2) December 2010.
(3) Equal installments in May 2010, 2011 and 2012.
(4) Equal installments in May 2010 and 2011.
(5) May 2010.

At December 31, 2009, there were 1,860,375 shares of common stock available for award under the Compensation Plan and 618,891 shares of common stock available for award under the Directors Compensation Plan.

The weighted average grant date fair value of shares granted under our share-based payment arrangements during the years ended December 31, 2009, 2008 and 2007 was $10.9 million, $6.6 million and $9.5 million, respectively. The weighted-average fair value of the shares that vested in 2009, 2008 and 2007 was $7.4 million, $3.4 million and $4.8 million, respectively, based on the closing prices on the dates of vesting. Total compensation expense under share-based payment arrangements was $7.7 million ($5.5 million, net of tax), $8.1 million ($5.5 million, net of tax) and $4.8 million ($3.2 million, net of tax) during the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $6.3 million of total unrecognized share-based compensation expense related to restricted shares issued. Such amount is expected to be recognized in the period beginning January 2010 and ending April 2012.

15. Employee Benefit Plan

We maintain a defined contribution benefit plan in compliance with Section 401(k) of the Internal Revenue Code (the "401(k) Plan"), which covers those employees who meet the 401(k) Plan's eligibility requirements. During 2009, 2008 and 2007, the Company's matching contribution was 100% of each participant's contribution up to a maximum of 5% of the participant's compensation, subject to limitations imposed by the Internal Revenue Service. Our expenses relating to the 401(k) Plan were approximately $1.5 million, $1.4 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

16. Earnings (Loss) Per Share

In accordance with the *Earnings Per Share* Topic of the Codification, effective January 1, 2009, the Company adopted certain amendments to the accounting principles relating to its calculation of earnings (loss) per share. The amendments provide that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share under the two-class method. The adoption of these amendments did not have an effect on our basic and diluted loss per common share for the year ended December 31, 2009.

The following table presents the calculation of basic earnings (loss) per common share for the years ended December 31, 2009, 2008 and 2007 (in thousands, except per share amounts):

	Year Ended December 31,		
	2009	2008	2007
Net income (loss)	$(187,919)	$(558,819)	$144,300
Less portion allocated to nonvested shares	—	—	701
Net income (loss) allocated to common shares	$(187,919)	$(558,819)	$143,599
Weighted average common shares outstanding	74,852	75,917	75,787
Basic earnings (loss) per common share	$ (2.51)	$ (7.36)	$ 1.89

Earnings (loss) per share data for the years ended December 31, 2008 and 2007 has been calculated and restated retrospectively for comparability to the 2009 presentation, which did not result in a difference from each of the amounts previously reported as basic and diluted loss per common share for the year ended December 31, 2008 and resulted in a decrease of $0.01 from each of the amounts previously reported as basic and diluted earnings per common share for the year ended December 31, 2007. Diluted earnings (loss) per common share is the same as basic earnings (loss) per common share because the nonvested shares outstanding during the periods are anti-dilutive.

17. Comprehensive Income (Loss)

Our comprehensive income (loss) for the periods indicated is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Net income (loss)	$(187,919)	$(558,819)	$144,300
Amounts reclassified to income, net of income tax of $346 in 2009, $263 in 2008 and $84 in 2007 (1)	643	488	(156)
Change in the fair value of interest rate swaps, net of income tax of $216 in 2007	—	—	(402)
Comprehensive income (loss)	$(187,276)	$(558,331)	$143,742

(1) Includes interest rate swap settlements reclassified to income (2007 only) and amortization of amounts recorded in other comprehensive income upon the de-designation of our interest rate swap as a cash flow hedge. Refer to Note 8.

The balance in accumulated other comprehensive loss at December 31, 2008 was related entirely to our interest rate swap.

18. Supplemental Cash Flow Information

The following reflects our supplemental cash flow information (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Cash paid for interest, net of interest capitalized of $6,662 in 2009 $19,292 in 2008 and $25,100 in 2007	$37,286	$31,231	$31,573
Cash paid for income taxes	100	26,591	34,030

During the year ended December 31, 2009, we received refunds of federal income taxes paid in prior years totaling $22.3 million.

19. Selected Quarterly Financial Data — UNAUDITED

Unaudited quarterly financial data for the years ended December 31, 2009 and 2008 are as follows (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2009				
Revenues	$ 117,422	$150,432	$167,042	$ 176,100
Operating income (loss) (1)	(258,347)	(3,769)	7,322	34,935
Net income (loss) (1)	(244,577)	(5,974)	(1,322)	63,954
Basic and diluted earnings (loss) per common share (1)(3)(4)	(3.22)	(0.08)	(0.02)	0.84
Year Ended December 31, 2008				
Revenues	$ 356,495	$461,015	$289,793	$ 108,306
Operating income (loss) (2)	127,485	210,097	121,828	(1,266,555)
Net income (loss) (2)	79,806	134,610	78,181	(851,416)
Basic and diluted earnings (loss) per common share (2)(3)(4)	1.05	1.76	1.02	(11.21)

(1) The carrying amount of our oil and natural gas properties has been written down by $218.9 million as of March 31, 2009 through application of the full cost ceiling limitation as prescribed by the SEC, primarily as a result of lower natural gas prices at March 31, 2009, as compared to December 31, 2008. This amount includes an increase of $13.9 million from the previously reported amount of $205.0 million as a result of further analysis of our March 31, 2009 ceiling test impairment calculation. As such, operating income, net income and our basic and diluted loss per common share for the first quarter of 2009 have been adjusted as well.

(2) In December 2008, the carrying amount of our oil and natural gas properties was written down by $1.2 billion through application of the full cost ceiling limitation as prescribed by the SEC, primarily as a result of the significant decline in both oil and natural gas prices as of December 31, 2008.

(3) In accordance with the *Earnings Per Share* Topic of the Codification, effective January 1, 2009, the Company adopted certain amendments to the accounting principles relating to its calculation of earnings (loss) per share. The adoption of these amendments to the Codification did not have an effect on our basic and diluted earnings (loss) per common share for any of the quarterly periods in 2009 except for the fourth quarter, which resulted in decreases to our basic and diluted earnings per share of $0.02 and $0.01, respectively. Quarterly earnings (loss) per share data for 2008 has been calculated and restated retrospectively for comparability to the 2009 presentation, which resulted in a decrease of $0.01 from each of the amounts previously reported as basic and diluted earnings per common share for the second and third quarters of 2008. Refer to Note 16 for additional information about these amendments to the Codification.

(4) The sum of the individual quarterly earnings (loss) per share may not agree with year-to-date earnings (loss) per share because each quarterly calculation is based on the income (loss) for that quarter and the weighted average number of shares outstanding during that quarter.

20. Supplemental Oil and Gas Disclosures—UNAUDITED

Geographic Area of Operation

All of our proved reserves are located within the same geographic area (defined as a country), with substantially all of those reserves located in the Gulf of Mexico. Therefore the following disclosures about our costs incurred, results of operations and proved reserves are on a total-company basis.

Capitalized Costs

Net capitalized costs related to our oil and natural gas producing activities are as follows (in millions):

	December 31,		
	2009	2008	2007
Net capitalized cost:			
Proved oil and natural gas properties and equipment	$ 4,637.2	$ 4,580.1	$ 3,297.0
Unproved oil and natural gas properties and equipment	95.5	104.6	508.2
Accumulated depreciation, depletion and amortization	(3,743.3)	(3,210.4)	(1,547.4)
	$ 989.4	$ 1,474.3	$ 2,257.8

Costs Not Subject To Amortization

Costs not subject to amortization relate to unproved properties which are excluded from amortizable capital costs until it is determined that proved reserves can be assigned to such properties or until such time as the Company has made an evaluation that impairment has occurred. Subject to industry conditions, evaluation of most of these properties is expected to be completed within one to five years. The following table provides a summary of costs that are not being amortized as of December 31, 2009, by the year in which the costs were incurred (in millions):

	Total	2009	2008	2007	Prior to 2007
Costs excluded by year incurred:					
Acquisition costs	$58.4	$—	$—	$—	$58.4
Capitalized interest	18.9	5.5	5.8	5.5	2.1
	$77.3	$ 5.5	$ 5.8	$ 5.5	$60.5

Costs Incurred In Oil and Gas Property Acquisition, Exploration and Development Activities

The following costs were incurred in oil and gas acquisition, exploration, and development activities during the years ended December 31, 2009, 2008, and 2007 (in millions):

	Year Ended December 31,		
	2009	2008	2007
Costs incurred (1):			
Proved property acquisitions	$ 17.5	$139.0	$ 3.6
Development	142.9	373.4	328.3
Exploration (2)	97.5	352.5	170.2
Unproved property acquisitions (3)	12.2	21.1	21.0
	$270.1	$886.0	$523.1

(1) Includes additions (reductions) to our asset retirement obligations of ($6.0) million, $111.1 million and $161.9 million during the years ended December 31, 2009, 2008 and 2007, respectively, associated with acquisitions, liabilities incurred and revisions of estimates. Refer to Note 2.

(2) Includes seismic costs of approximately $6.6 million, $14.5 million and $40.4 million incurred during the years ended December 31, 2009, 2008 and 2007, respectively.

(3) The amounts for 2009, 2008 and 2007 include capitalized interest associated with properties classified as unproved at December 31, 2009, 2008 and 2007, respectively.

Depreciation, depletion, amortization and accretion expense

The following table presents our DD&A expense per Mcfe of products sold.

	Year Ended December 31,		
	2009	2008	2007
Depreciation, depletion, amortization and accretion per Mcfe . . .	$3.61	$5.33	$4.21

As discussed below, DD&A expense for 2009 increased by approximately $7.6 million ($0.08 per Mcfe) as a result of our adoption of certain amendments to the *Extractive Activities—Oil and Gas* Topic of the Codification.

Oil and Natural Gas Reserve Information

Our net proved oil and natural gas reserves at December 31, 2009, 2008 and 2007 have been estimated by our independent petroleum consultant in accordance with definitions and guidelines established by the SEC and the FASB. In January 2010, the FASB issued certain amendments to the *Extractive Activities—Oil and Gas* Topic of the Codification that updated and aligned the FASB's reserve estimation and disclosure requirements for oil and natural gas companies with the reserve estimation and disclosure requirements that were adopted by the SEC in December 2008. The FASB's amendments and the SEC's new requirements became effective for annual reporting periods ending on or after December 31, 2009. Collectively, the new rules permit the use of new technologies in the determination of proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. Other definitions and terms were revised, including the definition of *proved reserves* which was changed to indicate, among other things, that commencing with year-end 2009 entities must use the unweighted average of first-day-of-the-month commodity prices over the preceding 12-month period, rather than end-of-period commodity prices, when estimating quantities of proved reserves. Similarly, the prices used to calculate the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future cash flows have been changed from end-of-period commodity prices to the 12-month average commodity prices used in calculating proved reserves. Beginning in the fourth quarter of 2009, the estimated future net revenues used to calculate the ceiling test are based on the 12-month average commodity price for each product. Also, because it is our policy to use end-of-period reserves in the determination of quarterly depletion, our DD&A expense for the fourth quarter of 2009 was calculated using proved reserves at December 31, 2009 that were determined in accordance with the new rules. Additionally, entities must separately disclose information about reserve quantities and certain financial statement amounts for geographic areas that represent 15 percent or more of proved reserves, and equity-method investees should be included in determining whether an entity has significant oil and gas producing activities. Another significant provision of the new rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be classified as such if a development plan has been adopted indicating that they are scheduled to be drilled within five years.

The initial application of these rules resulted in the removal of 23.2 Bcfe of proved undeveloped reserves associated with two of our fields for which our plan of development was not within five years from when the reserves were initially recorded, as required. In addition, positive revisions of 27.5 Bcfe that would have resulted from using end-of-period commodity prices as of December 31, 2009 ($76.00 per barrel for oil and natural gas liquids and $5.79 per MMBtu for natural gas) were offset by 25.1 Bcfe, the impact of which is attributable to the new requirement that oil and natural gas reserves are to be measured using the 12-month average commodity price for each product ($57.65 per barrel for oil and natural gas liquids and $3.87 per MMBtu for natural gas). The impact on our DD&A expense for 2009 related to the adoption of these amendments to the Codification was an approximate $7.6 million ($0.08 per Mcfe) increase in DD&A.

There are numerous uncertainties in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represent estimates only and are inherently imprecise and may be subject to substantial revisions as additional information such as reservoir performance, additional drilling, technological advancements and other factors become available. Decreases in the prices of oil and natural gas could have an adverse effect on the carrying value of our proved reserves, reserve volumes and our revenues, profitability and cash flow. We are not the operator with respect to approximately 26% of our proved developed non-producing reserves, so we may not be in a position to control the timing of all development activities.

The following sets forth estimated quantities of our net proved, proved developed and proved undeveloped oil (including natural gas liquids) and natural gas reserves, virtually all of which are located offshore in the Gulf of Mexico. These reserve estimates exclude insignificant royalties and interests owned by the Company due to the unavailability of such information.

	Oil (MBbls) (1)	Natural Gas (MMcf) (1)	Total Oil and Natural Gas (MMcfe) (1)(2)
Proved reserves as of December 31, 2006	55,659	401,237	735,189
Revisions of previous estimates (3)	579	(22,176)	(18,702)
Extensions and discoveries (4)	2,910	30,979	48,441
Purchase of minerals in place	224	76	1,419
Sales of reserves	(74)	(570)	(1,015)
Production	(8,301)	(76,727)	(126,533)
Proved reserves as of December 31, 2007	50,997	332,819	638,799
Revisions of previous estimates (3)	(12,199)	(84,349)	(157,546)
Extensions and discoveries (5)	3,700	25,035	47,236
Purchase of minerals in place (6)	8,348	10,439	60,528
Production	(6,970)	(56,072)	(97,892)
Proved reserves as of December 31, 2008	43,876	227,872	491,125
Revisions of previous estimates (7)	(2,074)	(13,042)	(25,484)
Extensions and discoveries (8)	1,481	14,511	23,402
Purchase of minerals in place	43	434	692
Sales of reserves (9)	(1,927)	(12,397)	(23,957)
Production	(7,197)	(51,621)	(94,806)
Proved reserves as of December 31, 2009	34,202	165,757	370,972
Year-end proved developed reserves:			
2009	23,709	141,275	283,527
2008	24,640	186,302	334,143
2007	26,666	235,293	395,291
Year-end proved undeveloped reserves:			
2009	10,493	24,482	87,445
2008	19,235	41,570	156,981
2007	24,330	97,526	243,508

(1) Estimated reserves as of December 31, 2006, 2007 and 2008 are based on end-of-period commodity prices in accordance with the previous definitions and guidelines of the SEC and the FASB in effect on those respective dates. Estimated reserves as of December 31, 2009 are based on the unweighted average of

first-day-of-the-month commodity prices over the period January 2009 through December 2009 in accordance with current definitions and guidelines set forth by the SEC and the FASB.

(2) One million cubic feet equivalent (MMcfe) is determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids (totals may not add due to rounding).

(3) Revisions of previous estimates can result from changes in commodity prices, changes in the performance of our properties and changes in the regulations which govern the estimation and reporting of reserves applicable to oil and natural gas companies. Damage to our facilities from tropical storms and hurricanes can also cause negative revisions. For 2007, positive revisions due to price changes were 19.8 Bcfe and negative revisions due to performance were 38.5 Bcfe. For 2008, negative revisions due to pricing, performance and hurricane damage were 105.0 Bcfe, 42.4 Bcfe and 10.1 Bcfe, respectively.

(4) Approximately 68% of these volumes are attributable to extensions and discoveries resulting from five of our six successful exploratory wells in 2007 and the deepening of the previously drilled No. 3 well at Green Canyon 82 "Healey." Approximately 37% of the oil and natural gas equivalent volumes of such extensions and discoveries were attributable to four new exploratory wells on the conventional shelf, 4% of such volumes were attributable to one new exploratory well on the deep shelf and 27% of such volumes were attributable to the deepening of the Green Canyon 82 No. 3 well.

(5) Substantially all of these volumes are attributable to extensions and discoveries resulting from our participation in the drilling of 18 successful exploratory wells in 2008, of which 16 were on the conventional shelf and two were on the deep shelf.

(6) The amount for 2008 relates to volumes attributable to the purchase of the remaining working interest in Ship Shoal 349 field from Apache. For additional details about this transaction, refer to Note 4.

(7) Revisions for 2009 included decreases attributable to the new reserve reporting requirements for oil and natural gas companies enacted by the SEC and the FASB, which became effective for annual reporting periods ending on or after December 31, 2009. The initial application of these rules resulted in the removal of 23.2 Bcfe of proved undeveloped reserves associated with two of our fields for which our plan of development was not within five years from when the reserves were initially recorded, as required. In addition, positive revisions of 27.5 Bcfe that would have resulted from using end-of-period commodity prices as of December 31, 2009 ($76.00 per barrel for oil and natural gas liquids and $5.79 per MMBtu for natural gas) were offset by 25.1 Bcfe, the impact of which is attributable to the new requirement that oil and natural gas reserves are to be measured using the 12-month average commodity price for each product ($57.65 per barrel for oil and natural gas liquids and $3.87 per MMBtu for natural gas). Also included in the revisions of previous estimates for 2009 are negative revisions of 4.7 Bcfe due to performance.

(8) The majority of these volumes are attributable to extensions and discoveries resulting from our participation in the drilling of eight successful exploratory wells in 2009, all of which were on the conventional shelf.

(9) In the second quarter of 2009, we sold one of our fields in Louisiana state waters, and in the fourth quarter of 2009, we sold 36 non-core oil and natural gas fields in the Gulf of Mexico, subject to the terms of the purchase and sale agreements. For additional details about these transactions, refer to Note 4.

Standardized Measure of Discounted Future Net Cash Flows

The following presents the standardized measure of discounted future net cash flows related to our proved oil and natural gas reserves together with changes therein, as defined by the FASB. Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on the unweighted average of first-day-of-the-month commodity prices for the year ended December 31, 2009 and period-end commodity prices for the years ended December 31, 2008 and 2007. The unweighted average of first-day-of-the-month commodity prices over the period January 2009 through December 2009 adjusted by lease for quality, transportation fees, energy content and regional price differentials related to proved reserves of natural gas approximated $3.80 per Mcf and for oil and natural gas liquids approximated $53.91 per barrel at December 31, 2009. At December 31, 2008 and 2007, the end-of-period prices adjusted by lease for quality, transportation fees, energy content and regional price differentials related to proved reserves of natural gas approximated $6.17 and $6.88 per Mcf, respectively, and for oil and natural gas liquids approximated $37.71 and $87.22 per barrel, respectively. Future production and development costs are based on costs in effect at the end of each of the respective years with no escalations. Estimated future net cash flows, net of future income taxes, have been discounted to their present values based on a 10% annual discount rate.

The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair market value of our oil and natural gas reserves. These estimates reflect proved reserves only and ignore, among other things, future changes in prices and costs, revenues that could result from probable reserves which could become proved reserves in 2010 or later years and the risks inherent in reserve estimates. The standardized measure of discounted future net cash flows relating to our proved oil and natural gas reserves is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Standardized Measure of Discounted Future Net Cash Flows			
Future cash inflows	$2,474,260	$ 3,059,353	$ 6,737,806
Future costs:			
Production	(604,794)	(667,132)	(920,193)
Development	(212,835)	(396,103)	(875,323)
Dismantlement and abandonment	(496,540)	(751,324)	(701,991)
Income taxes	(186,101)	(136,471)	(1,212,887)
Future net cash inflows before 10% discount	973,990	1,108,323	3,027,412
10% annual discount factor	(313,594)	(346,641)	(915,137)
	$ 660,396	$ 761,682	$ 2,112,275

	Year Ended December 31,		
	2009	2008	2007
Changes in Standardized Measure			
Standardized measure, beginning of year	$ 761,682	$ 2,112,275	$ 1,691,873
Sales and transfers of oil and gas produced, net of production costs	(386,331)	(960,918)	(857,422)
Net changes in price, net of future production costs	(34,841)	(1,572,781)	1,371,346
Extensions and discoveries, net of future production and development costs	98,087	259,952	304,519
Changes in estimated future development costs	144,590	156,720	(401,536)
Previously estimated development costs incurred	224,802	275,344	207,111
Revisions of quantity estimates	(86,600)	(486,811)	(118,774)
Accretion of discount	78,789	272,483	205,484
Net change in income taxes	(32,394)	752,463	(297,548)
Purchases of reserves in-place	(9,927)	135,761	12,602
Sales of reserves in-place	(205,691)	—	(6,195)
Changes in production rates due to timing and other	108,230	(182,806)	815
Net increase (decrease) in standardized measure	(101,286)	(1,350,593)	420,402
Standardized measure, end of year	$ 660,396	$ 761,682	$ 2,112,275

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We have established disclosure controls and procedures designed to ensure that material information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the SEC and that any material information relating to us is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. In designing and evaluating our disclosure controls and procedures, our management recognizes that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives. In reaching a reasonable level of assurance, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Exchange Act Rule 13a-15(b), we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that as of December 31, 2009 our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that our controls and procedures are designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, is set forth in "*Management's Report on Internal Control over Financial Reporting*" included in Item 8 of this Annual Report on Form 10-K.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarterly period ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year covered by this Form 10-K and to the information set forth in Item 4A of this report.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year covered by this Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year covered by this Form 10-K.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year covered by this Form 10-K.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the end of our fiscal year covered by this Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as a part of this report:

1. Financial Statements. See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K.

All schedules are omitted because they are not applicable, not required or the required information is included in the consolidated financial statements or related notes.

2. Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger among Kerr-McGee Oil & Gas Corporation, Kerr-McGee Oil & Gas (Shelf) LLC, W&T Offshore, Inc., and W&T Energy V, LLC, effective October 1, 2005. (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed January 27, 2006)
3.1	Amended and Restated Articles of Incorporation of W&T Offshore, Inc. (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed February 24, 2006)
3.2	Amended and Restated Bylaws of W&T Offshore, Inc. (Incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1, filed May 3, 2004 (File No. 333-115103))
4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1, filed May 3, 2004 (File No. 333-115103))

4.2	Indenture, dated as of June 13, 2007, between W&T Offshore, Inc., Wells Fargo Bank, National Association, as trustee, and the Guarantors, as defined therein. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed June 15, 2007)
10.1	Form of Indemnification and Hold Harmless Agreement between W&T Offshore, Inc. and each of its directors. (Incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1, filed May 3, 2004 (File No. 333-115103))
10.2*	Employment Agreement dated April 21, 2004, by and between Tracy W. Krohn and W&T Offshore, Inc. (Incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1, filed May 3, 2004 (File No. 333-115103))
10.3*	Employment Agreement dated October 20, 2005, by and between Reid Lea and the Company. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed October 26, 2005)
10.4*	Indemnification and Hold Harmless Agreement dated March 25, 2005, by and between Virginia Boulet and the Company. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed March 25, 2005)
10.5*	Indemnification and Hold Harmless Agreement dated January 20, 2006, by and between S. James Nelson, Jr. and the Company. (Incorporated by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K, filed March 31, 2006)
10.6*	2004 Directors Compensation Plan of W&T Offshore, Inc. (Incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1, filed May 3, 2004 (File No. 333-115103))
10.7*	W&T Offshore, Inc. Long-Term Incentive Compensation Plan (2003). (Incorporated by reference to Exhibit 10.13 of the Company's Registration Statement on Form S-1/A, filed January 12, 2005 (File No. 333-115103))
10.8*	W&T Offshore, Inc. Long-Term Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1, filed May 3, 2004 (File No. 333-115103))
10.9*	W&T Offshore, Inc. 2005 Annual Incentive Plan. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed October 27, 2005)
10.10	Exchange Agreement dated November 25, 2002, by and among W&T Offshore, Inc., and ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. and Jefferies & Company, Inc. (Incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-1, filed May 3, 2004 (File No. 333-115103))
10.11	Third Amended and Restated Credit Agreement, dated May 26, 2006 by and between W&T Offshore, Inc. and Toronto Dominion (Texas) LLC, Lehman Commercial Paper Inc., Harris Nesbitt Financing, Inc., Fortis Capital Corp., Bank of Scotland, Natexis Banques Populaires and various financial institutions parties thereto. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 7, 2006)
10.12	First Amendment to Third Amended and Restated Credit Agreement, dated June 9, 2006. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 7, 2006)
10.13	Second Amendment to Third Amended and Restated Credit Agreement, dated July 27, 2006. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed August 7, 2006)

10.14*	Employment Agreement dated July 11, 2006, by and between the W&T Offshore, Inc. and Stephen L. Schroeder. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed July 12, 2006)
10.15*	Indemnification and Hold Harmless Agreement by and between W&T Offshore, Inc. and Stephen L. Schroeder, dated July 5, 2006. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed July 12, 2006)
10.16*	First Amendment to Employment Agreement by and between W&T Offshore, Inc. and Reid Lea effective September 28, 2005. (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed July 12, 2006)
10.17*	Employment Agreement by and between W&T Offshore, Inc. and John D. Gibbons, dated as of February 26, 2007. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed February 26, 2007)
10.18*	Indemnification and Hold Harmless Agreement by and between W&T Offshore, Inc. and John D. Gibbons, dated as of February 26, 2007. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed February 26, 2007)
10.19	Purchase Agreement, dated June 8, 2007, by and among W&T Offshore, Inc., Morgan Stanley & Co. Incorporated (as Representative of the Initial Purchasers) and the Guarantors listed on Schedule IV attached thereto. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed June 15, 2007)
10.20	Third Amendment to Third Amended and Restated Credit Agreement, as amended, dated June 7, 2007. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed July 19, 2007)
10.21	Waiver and Fourth Amendment to Third Amended and Restated Credit Agreement, as amended, dated November 6, 2007. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed November 7, 2007)
10.22*	Indemnification and Hold Harmless Agreement dated May 5, 2008, by and between Samir G. Gibara and the Company. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed May 14, 2008)
10.23	Fifth Amendment to Third Amended and Restated Credit Agreement, as amended, dated July 24, 2008. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed July 29, 2008)
10.24*	Employment Agreement, dated effective September 28, 2005, by and between W&T Offshore, Inc. and Jamie L. Vazquez. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed September 26, 2008)
10.25*	First Amendment to Employment Agreement, dated July 18, 2006, by and between W&T Offshore, Inc. and Jamie L. Vazquez. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed September 26, 2008)
10.26*	Second Amendment to Employment Agreement, dated September 24, 2008, by and between W&T Offshore, Inc. and Jamie L. Vazquez. (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed September 26, 2008)
10.27*	Indemnification and Hold Harmless Agreement, dated September 24, 2008, by and between W&T Offshore, Inc. and Jamie L. Vazquez. (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed September 26, 2008)
10.28*	First Amendment to Employment Agreement, dated October 14, 2008, by and between W&T Offshore, Inc. and Tracy W. Krohn. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed October 20, 2008)

10.29*	Sixth Amendment to Third Amended and Restated Credit Agreement, as amended, dated December 18, 2008. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed December 23, 2008)
10.30*	Seventh Amendment to Third Amended and Restated Credit Agreement, dated May 4, 2009. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)
10.31*	Second Amendment to W&T Offshore, Inc. Long-Term Incentive Compensation Plan. (Incorporated by reference from Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed April 17, 2009)
10.32*	Third Amendment to W&T Offshore, Inc. Long-Term Incentive Compensation Plan. (Incorporated by reference from Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed April 17, 2009)
10.33*	Indemnification and Hold Harmless Agreement, dated August 5, 2009, by and between B. Frank Stanley and the Company. (Incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1, filed May 1, 2004 (File No. 333-115103)).
14.1	W&T Offshore, Inc. Code of Business Conduct and Ethics (as amended). (Incorporated by reference to Exhibit 14.1 of the Company's Current Report on Form 8-K, filed November 17, 2005)
21.1**	Subsidiaries of the Registrant.
23.1**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2**	Consent of Netherland, Sewell & Associates, Inc., Independent Petroleum Engineers and Geologists.
31.1**	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2**	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer of W&T Offshore, Inc. pursuant to 18 U.S.C. § 1350.
99.1**	Report of Netherland, Sewell & Associates, Inc., Independent Petroleum Engineers and Geologists.

* Management Contract or Compensatory Plan or Arrangement.

** Filed or furnished herewith.

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry that are used in this report.

Acquisitions. Refers to acquisitions, mergers or exercise of preferential rights of purchase.

Bbl. One stock tank barrel or 42 U.S. gallons liquid volume.

Bcf. Billion cubic feet.

Bcfe. One billion cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Boe. Barrel of oil equivalent.

Conventional shelf well. A well drilled in water depths less than 500 feet.

Deep shelf well. A well drilled on the outer continental shelf to subsurface depths greater than 15,000 feet.

Deepwater. Water depths below 500 feet in the Gulf of Mexico.

Deterministic estimate. Refers to a method of estimation whereby a single value for each parameter in the reserves calculation is used in the reserves estimation procedure.

Developed reserves. Oil and natural gas reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Development project. A project by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well. A well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

Economically producible. Refers to a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation.

Exploitation. A drilling or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

Extension well. A well drilled to extend the limits of a known reservoir.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

MBoe. One thousand barrels of oil equivalent. *Mcf.* One thousand cubic feet.

Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil or other hydrocarbon.

MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

MMBtu. One million British thermal units.

MMcf. One million cubic feet.

MMcfe. One million cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil condensate or natural gas liquids.

MMS. The Minerals Management Service, a bureau in the U.S. Department of the Interior, is the federal agency that manages the nation's natural gas, oil and other mineral resources on the outer continental shelf (OCS).

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

Oil. Crude oil, condensate and natural gas liquids.

OCS block. A unit of defined area for purposes of management of offshore petroleum exploration and production by the MMS.

Probabilistic estimate. Refers to a method of estimation whereby the full range of values that could reasonably occur for each unknown parameter in the reserves estimation procedure is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Productive well. A well that is found to have economically producible hydrocarbons.

Proved properties. Properties with proved reserves.

Proved reserves. Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. As used in this definition, "existing economic conditions" include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The SEC provides a complete definition of proved reserves in Rule 4-10(a)(22) of Regulation S-X.

Proved undeveloped drilling location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

PV-10 value. The present value of estimated future net revenues to be generated from the production of proved reserves as determined in accordance with the rules and regulations of the SEC, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization and discounted using an annual discount rate of 10%.

Reasonable certainty. When deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities of hydrocarbons will be recovered. When probabilistic methods are used, reasonable certainty means at least a 90% probability that the quantities of hydrocarbons actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience, engineering, and economic data are made to estimated ultimate recovery with time, reasonably certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease.

Recompletion. The completion for production of an existing well bore in another formation from that which the well has been previously completed.

Reliable technology. A grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reserves. Estimated remaining quantities of oil, natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering the oil, natural gas or related substances to market, and all permits and financing required to implement the project.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Undeveloped reserves. Oil and natural gas reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Unproved properties. Properties with no proved reserves.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2010.

W&T OFFSHORE, INC.

By: /s/ JOHN D. GIBBONS

John D. Gibbons
Senior Vice President, Chief Financial Officer and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 1, 2010.

Signature	Title
/s/ TRACY W. KROHN **Tracy W. Krohn**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN D. GIBBONS **John D. Gibbons**	Senior Vice President, Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)
/s/ VIRGINIA BOULET **Virginia Boulet**	Director
/s/ J.F. FREEL **J.F. Freel**	Secretary and Director
/s/ SAMIR G. GIBARA **Samir G. Gibara**	Director
/s/ ROBERT I. ISRAEL **Robert I. Israel**	Director
/s/ S. JAMES NELSON, JR. **S. James Nelson, Jr.**	Director
/s/ B. FRANK STANLEY **B. Frank Stanley**	Director

Company Information

Company Profile

W&T Offshore is an independent oil and natural gas company focused primarily in the Gulf of Mexico, including exploration in the deepwater and deep shelf regions, where it has developed significant technical expertise. W&T has grown through acquisition, exploitation and exploration and holds working interests in approximately 77 fields, in federal and state waters and a majority of its daily production is derived from wells it operates.

Corporate Office

W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, TX 77046
Tel 713.626.8525
Web wtoffshore.com

Registrar & Transfer Agent

Communication concerning the transfer of shares, lost certificates, duplicate mailings or change of address notifications should be directed to the transfer agent.

Computershare Investor Services, L.L.C.
2 North La Salle Street
Chicago, IL 60602
Tel 312.588.4990
Web us.computershare.com

Common Stock Information

The common stock of W&T Offshore, Inc. is traded on the New York Stock Exchange under the symbol WTI. As of February 24, 2010, there were 326 registered holders of our common stock.

Independent Auditors

Ernst & Young LLP, Houston, TX

Independent Petroleum Consultants

Netherland, Sewell & Associates, Inc.
1601 Elm Street, Suite 4500
Dallas, TX 75201-4754

Annual Meeting

The Annual Meeting of Shareholders will be held at the Houston City Club, One City Club Drive, Houston, TX 77046 on May 3, 2010, at 9:00 a.m. Central Daylight Time.

Form 10-K & Quarterly Reports/Investor Contact

A copy of the W&T Offshore, Inc. Form 10-K for fiscal 2009, filed with the Securities and Exchange Commission, is available from the Company. Requests for investor-related information should be directed to Janet Yang, Finance Manager, at the company's corporate office or on the Internet at www.wtoffshore.com. E-mail: investorrelations@wtoffshore.com. The W&T Offshore, Inc. Form 10-K is also available on our Web site at www.wtoffshore.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 301 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Form 10-K. Tracy W. Krohn, our Chief Executive Officer, has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.



W&T OFFSHORE
INCORPORATED

Nine Greenway Plaza, Suite 300
Houston, TX 77046
www.wtoffshore.com